Filed pursuant to 424(b)(4)
Registration No. 333-258882

PROSPECTUS

SPORTRADAR GROUP AG

19,000,000 CLASS A ORDINARY SHARES	$27.00 PER SHARE

This is the initial public offering of our Class A ordinary shares. We are selling 19,000,000 of our Class A ordinary shares in this offering. The initial public offering price is $27.00 per share of our Class A ordinary shares.

We will have two classes of ordinary shares outstanding after this offering: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except for their nominal value. Each share of Class A and Class B ordinary shares is entitled to one vote per share. As the nominal value of Class B ordinary shares is ten times lower than the nominal value of Class A ordinary shares, Class B shareholders have ten times more voting power with the same amount of capital invested as Class A shareholders on all matters, except for certain reserved matters under Swiss law. Following the completion of this offering, Carsten Koerl, our founder (“Founder”), Chief Executive Officer and a member of our board of directors, will be the only holder of our Class B ordinary shares, and will hold approximately 81.79% of the voting power of our outstanding share capital; assuming no exercise by the underwriters of their option to purchase additional shares of Class A ordinary shares. As a result, our Founder, through his ownership of our Class B ordinary shares, will be able to significantly influence certain actions requiring the approval of our shareholders. See “Description of Share Capital and Articles of Association.”

The underwriters may also exercise their option to purchase up to 2,850,000 additional Class A ordinary shares from one of our existing shareholders (the “Selling Shareholder”) at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus. We will not receive any proceeds from the sale of Class A ordinary shares by the Selling Shareholder.

We have been approved to list our Class A ordinary shares on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “SRAD.”

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer.’”

In concurrent private placements, entities affiliated with Eldridge (“Eldridge”), entities affiliated with Radcliff Management LLC and certain other investors have agreed, subject to certain regulatory conditions, to purchase Class A ordinary shares at a price per Class A ordinary share equal to the initial public offering price in return for the aggregate sum of $164.0 million. Based upon the initial public offering price of $27.00 per Class A ordinary share, the investors in the concurrent private placements will purchase 6,074,074 Class A ordinary shares. Our agreements with Eldridge, entities affiliated with Radcliff Management LLC and certain other investors are contingent upon, and are scheduled to close immediately subsequent to, the closing of this offering as well as the satisfaction of certain conditions to closing as further described in “Concurrent Private Placements.”

INVESTING IN OUR CLASS A ORDINARY SHARES INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 27.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	PER SHARE	TOTAL
Initial Public Offering Price	$27.00	$513,000,000
Underwriting Discount(1)	$1.64	$31,100,625
Proceeds to us (before expenses)	$25.36	$481,899,375

(1) We refer you to “Underwriting” for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares to purchasers on or about September 16, 2021 through the book-entry facilities of The Depository Trust Company.

(listed in alphabetical order)

JOINT BOOK-RUNNING MANAGERS

J.P. MORGAN	MORGAN STANLEY

CITIGROUP	UBS INVESTMENT BANK

BofA SECURITIES	DEUTSCHE BANK SECURITIES	JEFFERIES	CANACCORD GENUITY

CO-MANAGERS

NEEDHAM & COMPANY	BENCHMARK COMPANY	CRAIG-HALLUM

SIEBERT WILLIAMS SHANK	TELSEY ADVISORY GROUP

Prospectus dated September 13, 2021

20YRS

As of or for the year ended December 31, 2020

750K
Events covered annually

113%
Dollar based net retention rate*

8.3
Tenure with top 200 customers (years)*

405
€mm Revenue

77
€mm Adjusted EBITDA

15
€mm Profit for the year

* Dollar based net retention and average customer tenure is for our top 200 customers.

sportradar

Vision to enable more immersive experiences for sports fans and bettors globally

$272BN
GAMING TAM
Betting
Operators
Betting
products
Fan interactivity
Basic Betting
Experiences
Fanatics
Casual Bettors
Sports
Fans
sportradar
Bettors
Casual Fans
Heavy Bettors
Sports media
content
Advanced betting
experiences
Media
products
Sports teams
& Leagues
$203BN
SPORTS TAM
Media
companies

sportradar

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A ordinary shares and the distribution of this prospectus outside the United States.

We are a stock corporation organized under the laws of Switzerland, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We are responsible for the information contained in this prospectus. Neither we, the Selling Shareholder nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared, and neither we, the Selling Shareholder nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We, the Selling Shareholder and the underwriters are not making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in this prospectus is accurate as of any date other than its date, regardless of the time of delivery of this prospectus or of any sale of the Class A ordinary shares.

i

Letter from Carsten Koerl

Founder and Chief Executive Officer

It is a privilege to share our story with you. Sportradar means everything to me. This incredibly special company is the manifestation of over 20 years of learning, building, innovating, serving customers, and pushing the boundaries. I am so proud of this pioneering company and the team that has gotten us to this point.

Sportradar was born out of a combination of my passion for sports and engineering. I have been in the digital and sports betting industry my entire career. I founded Sportradar in 2001 when online sports betting was in its infancy. Since that time, we have evolved as a company and have defined the B2B sports data and technology industry. Twenty years later, we sit on the precipice of significant change. The pace of innovation is compounding, all driven by technology and data. We have a unique opportunity ahead of us to re-define what it means to be a sports fan.

For me, sport is all about competition and positive challenges, driven by the spirit of fairness and surrounded by positive emotion. There is nothing better than watching two tennis players or basketball teams battle it out on the court for hours. I have always been an active sportsman and continue to thrive on any opportunity to race to the top of the mountain or face-off on the other side of the net. I have built my entire professional career around that same spirit of competition. It is fuel for creativity, teamwork, and continuous improvement. My team and I bring the passion that we have for sports to Sportradar, every day.

Sport is also all about data and, increasingly, leveraging cutting edge technology to store and process the exponentially growing amount of sports data. As an engineer by training, I value every shot, serve, and touchdown as a data point to test new hypotheses and create new learnings. The marriage of sports and data led me to sports betting. In 1995, I co-founded Betandwin (later known as Bwin), an online sports betting platform. While building that business, I saw first-hand the inefficiencies that riddled sports data and the lack of quality engineering infrastructure supporting the industry. Sports betting requires accuracy in predictions and data interpretation with mathematical models. I started Sportradar as a passion project after parting ways with Bwin. While Sportradar was initially built in a world where betting operators were simply looking for accurate data, comparison and match schedules on their sites, we have taught them to expect so much more.

Data and technology have never been more valuable to the sports and entertainment ecosystem. We’re grateful to all of our customers who choose Sportradar to power their offerings. We’re humbled to play a part in helping them grow and are committed to innovating alongside them. We are also honored to partner with some of the biggest sports leagues around the world to help them understand and harness the power of their own data. Since the founding of our business we have always cared deeply about the integrity and fairness of competition. We partner with leagues and sports around the world to advance our vision of fair and transparent competition. Our latest innovation in this sector is a revolutionizing analytical system to support anti-doping agencies globally.

Sitting here today, I see numerous opportunities for growth, especially as new sports betting markets such as the U.S. accelerate and our customers turn to us for new products and continued innovation. We are living in a transformational time. At Sportradar we are focused on constantly improving our company and its services. Machine learning and artificial intelligence, in particular, will help us to get brand new insights around team and player performance. Cloud computing gives us the GPU power, combined with low latency connections to all our clients around the world, to serve the next generation of analytical and entertainment products.

We put sport fans at the center of our thinking. The future digital sport fan wants to have much deeper, faster and condensed information about his or her favorite team and player. This all must be driven by an intelligent back-end system, which optimizes for the nuances of sport and the personalized digital experiences that sport fans demand. Sports betting is an important part of this; but, the opportunity is much bigger, as the whole digital sport ecosystem is on the verge of a digital transformation. The global pandemic accelerated this transformation. The digital sport fan today needs customized information, streams and visualizations. Teams and players need deeper insights to optimize their performance. Sportradar is the back-end technology for all of this across sports, media and betting. By leveraging our sports analytics expertise, rich datasets, artificial intelligence and machine learning capabilities, global network, and connections to sports leagues around the world, we believe that we will shape the future of sports.

We are excited about what’s ahead! We thank you for considering an investment in Sportradar. I hope that you’ll join us as an investor in the next phase of our journey as a public company.

Carsten

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Consolidated Financial Statements

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We maintain our financial books and records and publish our consolidated financial statements in Euros, which is our functional and reporting currency.

Following this offering, Sportradar Holding AG will be the predecessor of Sportradar Group AG for financial reporting purposes. Immediately following the reorganization transactions described under “Prospectus Summary—The Reorganization Transactions,” Sportradar Group AG will be a publicly listed holding company and its sole material asset will be its direct and indirect equity interest in Sportradar Holding AG. As the sole direct or indirect holder of equity in Sportradar Holding AG, Sportradar Group AG will operate the business and control the strategic decisions and day-to-day operations of Sportradar Holding AG. As a result, we will consolidate the financial results of Sportradar Holding AG.

This prospectus contains our Sportradar Holding AG audited consolidated financial statements as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020, which were each approved by our board of directors on April 15, 2021 and February 18, 2021, respectively, for purposes of inclusion in this prospectus. This prospectus also contains our Sportradar Holding AG unaudited interim condensed consolidated financial statements as of June 30, 2021 and for each of the six month periods ended June 30, 2021 and 2020. In addition, given the planned reorganization expected to take place subsequent to this offering, this prospectus also contains our Sportradar Group AG audited financial information as of June 24, 2021 (date of incorporation of the entity).

Our financial information is presented in Euros. For the convenience of the reader, in this prospectus, unless otherwise indicated, translations from Euros into U.S. dollars were made at the rate of €1.00 to $1.18, which was the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Euros at the dates indicated. All references in this prospectus to “$” mean U.S. dollars, all references to “€” mean Euros and all references to “CHF” mean Swiss Francs.

Certain figures included in this prospectus and in our financial statements contained herein have been rounded for ease of presentation. Percentage and variance figures included in this prospectus have in some cases been calculated on the basis of such figures prior to rounding. For this reason, certain percentage and variance amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in this prospectus and in the consolidated financial statements contained herein. Additionally, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Key Financial and Operational Performance Indicators

Throughout this prospectus, we provide a number of key financial and operational performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Performance Indicators.” We define certain terms used in this prospectus as follows:

•

“Adjusted EBITDA” represents earnings before interest, tax, depreciation and amortization, adjusted for impairment of intangible assets and financial assets, loss from loss of control of subsidiary, foreign exchange gains/losses, other finance income/costs and amortization of sports rights. Adjusted EBITDA is a non-IFRS measure and a reconciliation to profit for the year, its most directly comparable IFRS measure, is included in “Prospectus Summary—Summary Consolidated Financial and Other Data” together with an explanation of why we consider Adjusted EBITDA useful.

•

“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for the explanation of why we consider the ratio of Adjusted EBITDA to revenue useful in evaluating our operating performance. The most directly comparable IFRS measure to Adjusted EBITDA margin is profit for the year as a percentage of revenue.

•

“Adjusted Free Cash Flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business). Adjusted Free Cash Flow is a non-IFRS measure and a reconciliation to net cash from operating activities, its most directly comparable IFRS measure, is included in “Prospectus Summary—Summary Consolidated Financial and Other Data” together with an explanation of why we consider Adjusted Free Cash Flow useful.

•

“Cash Flow Conversion” is the ratio of Adjusted Free Cash Flow to Adjusted EBITDA. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for the explanation of why we consider the ratio of Adjusted Free Cash Flow to Adjusted EBITDA useful in evaluating our operating performance. The most directly comparable IFRS measure to Cash Flow Conversion is net cash from operating activities as a percentage of profit for the year.

•

“Dollar-Based Net Retention Rate” is calculated for a given period by starting with the reported annual revenue, which includes both subscription-based and revenue sharing revenue, from our top 200 customers as of twelve months prior to such period end, or Prior Period revenue. We then calculate the reported annual revenue from the same customer cohort as of the current period end, or Current Period revenue. Current Period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months, but excludes revenue from new customers in the current period. We then divide the total Current Period revenue by the total Prior Period revenue to arrive at our Dollar-Based Net Retention Rate.

Market and Industry Data

We obtained the industry, market and competitive position data in this prospectus from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. In addition, certain statistics, data and other information relating to markets, market sizes, market shares, market positions and other industry data pertaining to our business and markets in this prospectus are not based on published data obtained from independent third parties or extrapolations therefrom, but rather are based upon our own internal estimates and research, which are in turn based upon multiple third party sources, including PricewaterhouseCoopers (“PwC”)’s 2021 Sports Outlook for North America report, Consumer intelligence series, Sports Survey 2019 and Sports Survey 2020 (collectively, “PwC Reports”), N.J. Division of Gaming Enforcement, H2 Gambling Capital’s Global All Product Summary (the “H2 Report”), Gambling Compliance’s January 2021 U.S. Sports Betting Tracker (the “Gambling Compliance Tracker”), Statista data regarding sports betting, eSports and global sports events (“Statista Data”) and data published by Boston Consulting Group (the “BCG Reports”).

v

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that may be important to you before deciding to invest in our Class A ordinary shares, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated audited financial statements, including the notes thereto, included in this prospectus, before deciding to invest in our ordinary shares.

Except where the context otherwise requires or where otherwise indicated, the terms “Sportradar,” the “Company,” “the Group,” “we,” “us,” “our,” “our company” and “our business” refer to Sportradar Group AG, in each case together with its consolidated subsidiaries as a consolidated entity following the Reorganization Transactions.

Overview

Sportradar is a leading technology platform enabling next generation engagement in sports, and the number one provider of business-to-business (“B2B”) solutions to the global sports betting industry based on revenue. We provide mission-critical software, data and content via subscription and revenue share arrangements to sports leagues, betting operators and media companies. Since our founding in 2001, we have been at the forefront of innovation in the sports betting industry and we continue to be a global leader in understanding, leveraging and monetizing the power of sports data. Our mission is to enhance sports fan engagement globally through our fully integrated technology and services platform.

Sportradar offers one of the most robust and fully integrated sports data and technology platforms. We serve as a critical data infrastructure and content layer to the sports betting and media industries. On top of that infrastructure layer, we have built one of the most advanced and comprehensive software offerings. Our products simplify our customers’ operations, drive efficiencies and enrich fan experiences.

Our end-to-end offering, integrated technology and global footprint make us important partners to our customers and deeply embedded across the sports ecosystem:

•

Betting Operators: For our over 900 sports betting operator customers, we cover over 750,000 events annually across 83 sports, including live data coverage of 600,000 events across 37 sports. The breadth of our data offering and sports coverage is an important differentiator for Sportradar, especially in the U.S. market where we are the #1 provider of data to bookmakers. We supply sports data, in many cases as the sole provider, to over 85% of all bookmakers in the United States, who in turn manage nearly every legal sports bet placed by U.S. sports bettors. Our offerings include pre-match data and odds, live data and odds, as well as sports audiovisual content. Our full-suite of software solutions includes managed trading services (“MTS”), managed platform services, betting entertainment tools, virtual games and programmatic advertising solutions. We are the only independent one-stop-shop provider across the value chain.

•

Sports League: For our over 150 sports league partners, we provide access to over 900 sports betting operators and over 350 media companies to distribute their data and content globally. We give them greater reach and serve as an intermediary to the highly regulated betting industry. We also provide our sports leagues partners with technology, data collection tools, and integrity services.

•	Media Companies: For our over 350 media customers including both traditional and digital leaders, we provide products and services to help reach and engage sports fans across distribution channels.

Our deep relationships across the sports value chain have been developed over the course of nearly twenty years, and have powerful network effects. The more betting operators and media companies we bring onto our platform, the broader distribution we have to sports fans and bettors. This attracts new sports leagues to partner with us. Each new league partner adds more events to our portfolio and new opportunities for us to help betting operators and media companies engage their customers. This feedback loop strengthens our value proposition in the ecosystem.

At the heart of what we do is our proprietary technology stack. Our product strategy is centered on speed, reliability and scalability to match the demands of our customers. We use advanced algorithms to create scalable, customized insights in real-time with latency averaging 700 milliseconds (“ms”). We have one of the industry’s leading cloud native storage and distribution platforms. We leverage AI and machine learning capabilities, based on our rich data lake, to provide the most accurate odds. We are innovators at the forefront of revolutionary new technologies in sports data and analytics including computer vision, data visualization, virtual gaming and simulated reality.

Sportradar leads on breadth of events coverage for sports data and odds. We offer the largest volume of data in the world across our peers, leveraging nearly 20 years of historical sports information. We collect over 1.2 billion live data points per year from over 600,000 events in 37 sports. In 2020, we generated 3.7 billion live and pre-match odds changes, collected 1.9 billion betting tickets and processed 21 billion odds changes from betting operators. We have a strong betting data rights portfolio, including non-exclusive rights to the National Basketball Association (NBA) and the Major League Baseball (MLB) in the United States, as well as exclusive rights on a global basis to the NBA (excluding the United States and China), MLB (excluding the United States) and National Hockey League (NHL). In addition, we hold exclusive and worldwide media data rights for the NBA and MLB (including in the United States). We also hold data rights to more than 500 other sports leagues and competitions across the world on both an exclusive and non-exclusive basis. We are highly diversified across tiers of customers and tiers of sports content. The breadth and quality of our sports betting data coverage separates us from our competition.

In addition to sports data, we provide our customers with the largest sports audiovisual content offering including 200,000 events per year across tier 1 and other-tier sports leagues. Sportradar provides global coverage, with strong U.S. market positioning, including rights for major U.S. sports leagues.

Sportradar’s software solutions address the entire sports betting value chain from traffic generation and advertising technology, to the collection, processing and extrapolation of data and odds, to visualization solutions, risk management and platform services. We have designed our platform to solve the challenges that sports betting operators face competing in a complex ecosystem, in real-time, and on a global scale. Sportradar offers full-service, turn-key software packages, as well as flexible, modular products depending on the size and capabilities of our customers. Our valuable data assets and analytics capabilities enrich all of our software offerings.

Our platform is used globally by organizations of all sizes from large enterprises to small start-up businesses. As of December 31, 2019 and 2020, we had 1,601 and 1,612 customers, respectively. As our customers experience the benefits of our platform, they typically expand both their usage and the number of products and services that they purchase from us. Many of our sports betting customers have automated entire workflows that would have otherwise been done manually in-house. Our ability to expand within our customer base as well as our ability to grow alongside our customers is best demonstrated by our Dollar-Based Net Retention Rate for our top 200 customers. As of December 31, 2020 and 2019, our Dollar-Based Net Retention Rate was 113% and 118%, respectively. As of June 30, 2021, our Dollar-Based Net Retention Rate was 138%. The increase in the Dollar-Based Net Retention Rate as of June 30, 2021, as compared to December 31, 2020 and 2019, is primarily due to the negative impact that the COVID-19 pandemic had on revenue retention of our top 200 customers in the first half of 2020, as many of our top 200 customers reduced their spending under existing contracts during such period given the cancellation or postponement of various sporting events. Following the resumption of live sporting events in the first half of 2021, we saw an increase in revenue generation levels among our top 200 customers, along with additional revenue as a result of many 2020 postponed events occurring in the first half of 2021. This resulted in a spike in the Dollar-Based Net Retention Rate during the six month period ended June 30, 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business” for additional information regarding our Dollar-Based Net Retention Rate.

We have grown through both organic and inorganic expansion. For the years ended December 31, 2020 and 2019, our revenue was €404.9 million and €380.4 million, respectively, representing year-over-year growth of 6.4%. Historically we have been able to achieve a 20% revenue compound annual growth rate (“CAGR”) from 2016 to 2020. Our business is profitable and benefits from positive Adjusted Free Cash Flow generation. For the years ended December 31, 2020 and 2019, respectively, our profit for the year was €14.8 million and €11.7 million, representing year-over-year growth of 26.5%. Our Adjusted EBITDA was €76.9 million and €63.2 million for the years ended December 31, 2020 and 2019, respectively, representing year-over-year growth of 21.7%, profit for the period as a percentage of revenue of 3.7% and 3.1% and Adjusted EBITDA margin of 19.0% and 16.6%, respectively. Our net cash from operating activities as a percentage of profit was 1,021.6% and 1,251.3% for the years ended December 31, 2020 and 2019. We had strong Cash Flow Conversion, defined as Adjusted Free Cash Flow as a percentage of Adjusted EBITDA, of 69.6% for the year ended December 31, 2020 and 87.3% for the year ended December 31, 2019. Our net cash from operating activities was €151.3 million and €146.0 million for the years ended December 31, 2020 and 2019, and we have been Adjusted Free Cash Flow positive since 2013, including for the years ended December 31, 2020 and 2019, with €53.5 million and €55.3 million of Adjusted Free Cash Flow, respectively.

For the six month periods ended June 30, 2021 and 2020, our revenue was €272.1 million and €191.6 million, respectively, representing period-over-period growth of 42.0%. For the six month periods ended June 30, 2021 and 2020, respectively, our profit for the period was €17.7 million and €20.2 million. Our Adjusted EBITDA was €59.8 million and €40.8 million for the six month periods ended June 30, 2021 and 2020, respectively, representing period-over-period growth of 46.5%. For the six month periods ended June 30, 2021 and 2020, profit for the period as a percentage of revenue was 6.5% and 10.6%, respectively, and Adjusted EBITDA margin was 22.0% and 21.3%, respectively. Our net cash from operating activities as a percentage of profit was 382.6% and 374.9% for the six month periods ended June 30, 2021 and 2020, respectively. We had Cash Flow Conversion of 6.9% and 80.7% for the six month periods ended June 30, 2021 and 2020, respectively. Our net cash from operating activities was €67.5 million and €75.9 million in the six month periods ended June 30, 2021 and 2020, respectively, and we had Adjusted Free Cash Flow in the six month periods ended June 30, 2021 and 2020 of €4.1 million and €32.9 million, respectively.

In our mature markets, where sports betting has been legal for many years, we are highly profitable. Revenue in the RoW Betting segment was €235.0 million and €224.7 million for the years ended December 31, 2020 and 2019, respectively. Revenue in the RoW AV segment was €105.9 million and €102.7 million over the same time periods, respectively. Revenue in the United States segment, where we have been investing heavily in data, content, technology, personnel and operations, was €34.4 million and €22.9 million over the same time periods, respectively. Revenue in the RoW Betting segment was €148.5 million and €108.4 million for the six month periods ended June 30, 2021 and 2020, respectively. Revenue in the RoW AV segment was €75.6 million and €56.7 million for the six month periods ended June 30, 2021 and 2020, respectively. Revenue in the United States segment was €28.9 million and €13.4 million for the six months periods ended June 30, 2021 and 2020, respectively.

As a result of our investments, we are nimble, innovative and prepared for global growth. In addition to investments in strategic markets like the United States, which we believe will fuel significant growth in our business, we have also invested in new high growth products including programmatic advertising, e-Sports and gaming technology such as virtual sports and simulated sports events. We expect these investments to expand the scope of our value proposition, increase our total addressable market (“TAM”) and drive wallet share with customers.

We are part of a founder-led organization with a strategy that is focused on innovation and long-term value creation. Our Founder and Chief Executive Officer, Carsten Koerl has been at the forefront of the online sports betting industry since its early days. Our investor base includes top-tier investors such as CPP Investments and Technology Crossover Ventures (“TCV”), as well as notable sports industry individuals such as Ted Leonsis,

Mark Cuban and Michael Jordan, who each hold less than 5% minority interest. References to these individuals are included in this prospectus because they are leading figures in the global sports industry, which is the industry in which we operate, and distinguished members of our existing investor base. We believe that disclosing the identity of such investors provides potential new investors with a better understanding of the entities and individuals in the sports industry that have financially supported our growth by investing in our business.

Industry Background

The way sports fans and bettors consume and interact with sports is changing.

Sports fans today are connected to their favorite teams at all times. They demand multi-platform experiences, personalization, and deeper interaction than ever before. According to the PwC Reports, 86% of sports industry leaders believe that live sports viewing will become significantly richer, immersive and interactive in the future. New use cases are emerging in virtual reality (“VR”) and augmented reality (“AR”), real-time data capture and distribution, live betting, and to-the-second synchronized content across mobile devices and the live game. The evolution of e-Sports from recreational activity to a professionalized market with a 495 million global audience highlights the appetite for new interactive sports media, according to Statista Data and the PwC Reports.

Sports betting is a key catalyst for these changing consumption patterns, because bettors more deeply engage with sports data and content than casual viewers. The ubiquity of mobile betting is further driving accessibility of sports betting and interactivity. Live in-game betting, as an example, allows users to bet on specific plays and other events within a game. Consequently, mobile betting is the highest growing sports betting channel with 20% growth through 2025, according to the H2 Report.

Sports betting legalization is rapidly accelerating, globally.

Sports betting is the fastest growing category within the broader gaming market. Sports betting is the fastest growing category within the broader gaming market. The global sports betting market is projected to grow from $47 billion in 2021 to $81 billion, representing a combined 2025 market estimate for the rest of the world plus a United States market estimate for 2030, (the “Global Sports Betting Markets Maturity”), according to a BCG Report market study. Excluding the US, the sports betting market is $44 billion in 2021 growing 7% to $58 billion in 2025, according to industry research. Sports betting has been legal for many years in a number of major global markets, such as the United Kingdom, Australia, Italy and other parts of Europe and Asia Pacific. According to the H2 Report, these large, mature sports betting markets are expected to grow 6-7% per year through 2025, as a result of increasing accessibility of sports betting on mobile and online, intensifying customer engagement from expansion of sports betting coverage to more events, enhanced consumer technologies and new forms of sports betting such as virtual sports, e-Sports and simulated reality. Other large markets, including the United States, are increasingly legalizing sports betting, leading to accelerated sports betting market growth and geographic expansion opportunities for both operators and sports data and technology providers. Countries in Latin America, such as Brazil, India and other countries across Africa and Asia Pacific, continue to contemplate or progress regulatory efforts to shift from illegal betting to regulated betting markets. The COVID-19 pandemic magnified government funding deficits and we see governments becoming increasingly receptive to legalizing sports betting as a new source of income.

In the United States alone, sports betting is anticipated to expand from a $1 billion market in 2019 to a $23 billion market at maturity. Following the repeal of the Professional and Amateur Sports Protection Act (“PASPA”) in 2018, the sports betting industry has benefitted from rapid growth. As more states legalize sports betting and the volume of sports betting in currently operational states increases, we expect significant market opportunity in the United States.

Sports leagues, betting operators, and media companies are focused on their core competencies.

The growing complexity and magnitude of data, content and technology underlying the sports ecosystem presents challenges for the various constituents. Technological requirements are more substantial today than ever before. Computer vision is radically transforming the volume and speed of data points available, enabling new sports betting use cases like player acceleration and intent-driven insights such as type of shot. This data is also increasingly important to leagues who can use it to improve game strategy and athlete training, as well as to drive direct engagement with fans. First-party user data from digital media and online sports betting platforms is also enabling in-depth customer profiling and segmentation, critical insights for every party in the sports and sports betting ecosystem. Proficiency in these new data categories requires technology investment, specialized talent and organizational focus.

At the same time, consumer tolerance of technical failures has decreased dramatically. Rising expectations present a major challenge for companies working with sports data. Significant investments are required for full resilience and the transition to public cloud environments.

The speed of change is blistering and requires dedicated research and development (“R&D”). Falling behind has direct monetary consequences not only from a user acquisition and retention perspective, but also from a risk management and profitability perspective. Sports leagues, betting operators and media companies are focused elsewhere and, as a result, increasingly turn to third parties like Sportradar.

There is a need for a holistic, integrated, end-to-end sports data and technology platform

While point solutions exist across the sports data, content, and technology value chain, they are fragmented and don’t provide a holistic solution to optimize performance. The opportunity to harness technology and data to accelerate growth and operate more efficiently exists, but is often lost. Any technology solution proposing to modernize the sports ecosystem should meet the challenging requirements that businesses face operating in real time on a global scale. We believe that includes:

•	Broad Portfolio of Content and Data: access to data and content from sporting events across the world, including niche and emerging sports such as virtual sports and e-Sports

•	Fast, Accurate and Reliable: low-latency, near 100% accurate, consistently structured, and reliably available 24/7 and 365 days a year

•	Advanced Insights and Innovation: leverage AI, machine learning and other new forms of technology to constantly drive innovation

•	Fully Integrated: integrated data, content and software to drive decision making across customer acquisition, engagement and retention and risk management

•	Trusted Partner: trust from the various constituents and the ability to help combat fraud and manipulation in sports

Sportradar Platform

Sportradar’s platform simplifies the complex, fragmented and, in the case of betting, regulated, sports ecosystem. While sports leagues, betting operators and media companies focus on their respective core competencies, we focus on leveraging data and technology to help our customers run their businesses efficiently and create more engaging experiences. We are experts in sports data and building technology-enabled solutions empowered by that data. We offer the most comprehensive solution in the marketplace which positions us to cover the end-to-end needs of our clients. Our value proposition to each of the key constituents is clear:

•	Betting Operators:

•	Fast, accurate, and reliable data married with deep analytics and technology to enable sports betting and drive bettors’ engagement

•	Access to the broadest global coverage of sports betting data and content

•	State-of-the-art technology to automate processes that would otherwise be conducted manually

•	Speed to market, cost efficiency and reduction of operational risk or complexity

•	Sports Leagues:

•	Trusted intermediary to the sports betting and media ecosystem

•	Gateway to the end users of 1,612 sports betting and media companies globally as of December 31, 2020

•	Innovator in sports data and analytics enabling deeper fan engagement

•	Partner in ensuring integrity of the game and allowing sports leagues to monetize their data without becoming directly regulated

•	Providers of sports technology and analytics to professional sports teams

•	Media Companies:

•	Extensive live data and event coverage, married with deep analytics to better engage sports fans

•	New forms of interactive content

Our Data Engine

Sports data is at the core of everything we do. We deliver value to our customers by providing access to more and higher quality content and data which we distribute at low-latency and with seamless integration into our customers’ platforms. Simultaneously we embed fast data inferencing across our product portfolio to build higher value software products. Our deep sports data archive, real-time data capture, sports rights, sports expertise and artificial intelligence (“AI”) capabilities provide us with a unique position in the market and a powerful foundation upon which to continuously expand the business.

Our platform is underpinned by high quality and fast data, which we have collected for nearly two decades. We benefit from significant barriers to entry when it comes to data collection – both from the rich, extensive volume of historical data that we have, as well as the extensive global infrastructure that is required to provide viable live coverage to operate as a market-leading sports data provider. Our infrastructure allows us to gather, consolidate, quality check, transfer, distribute and analyze sports data in real-time, globally. The scale of our data operation is immense. We work with over 8,300 independently contracted data journalists who use our proprietary technology tools to collect live data from over 600,000 events every year across 37 sports.

Competitive Strengths

The only end-to-end data and software solutions provider with a global footprint

We are the only company providing software solutions that address the entire sports betting value chain, from traffic generation and advertising technology, to the collection, processing and extrapolation of data and odds, to visualization solutions, risk management and platform services. We provide these solutions to our customers in over 120 countries around the world. The breadth of our offering and global reach allows us to serve the greatest number of sports betting operators, from large to small, regardless of their needs, and to provide our customers with simplicity—all the solutions in one place and from one provider.

Integrated platform for business-critical needs of betting operators and media partners

We are deeply integrated with our customers from an operational and technology perspective, making it difficult for them to switch providers and serving as a strong barrier to entry. Our solutions are business-critical and power the day-to-day operations of sports betting companies, enabling them to grow gross gaming revenue and to operate more efficiently.

Our proprietary technology engine

We have been investing into our data, models and technology platform for the past two decades and we will continue to do so. Our proprietary technology engine has been developed with the needs of our customers and industry in mind, ensuring low-latency, scalability, automated handling of big data and resiliency. Our cloud native strategy and platform enables rapid scaling and resiliency, handling millions of end users, betting tickets and streaming sessions, with up to 4 gb per second in traffic.

We have made significant R&D investments into new data collection and processing technology including computer vision and audio recognition technology. These investments enrich the data we collect, reduce the cost of data collection through automation, reduce latency and enable new AI use cases.

Market leading portfolio of sports data and content

We cover the largest number of events and have a stronger data rights portfolio as compared to our competitors. We collect data on more than 80 sports around the world, from tier 1 leagues such as the NBA and DFL to high-volume leagues such as the ITF. We also collect data from tier 2 and tier 3 sports as well as from regional sports leagues including the National Basketball League (NBL) and AFC. We have more than 20 years of sports data in our proprietary database which provides us with a competitive advantage in odds generation and the creation of virtual sports content that is difficult to replicate.

Deeply embedded position with sports leagues

We have long-standing and deeply embedded partnerships with more than 150 leagues, clubs and federations across 29 sports globally. We have made meaningful investments into sports league partnerships around the world, including providing technology, insight and media solutions, and have grown these partnerships over time. In addition, we provide sports leagues with integrity services and solutions to increase fan engagement, creating closer working relationships with and access to key decision makers in sports leagues around the world.

Powerful network effects accelerate our value proposition

We benefit from powerful network effects, which further accelerate our value proposition. The more betting operators and media companies we bring onto our platform, the broader distribution we have to fans globally. This attracts new sports leagues to partner with us. And with each new league partner comes more events, deeper sports data and insights, and new opportunities for betting operators and media companies to engage fans.

Visionary founder-led team supported by world class investors

Our Founder and Chief Executive Officer, Carsten Koerl, is a successful entrepreneur in the sports betting market and is the driving force behind our vision, mission and culture. Carsten founded the online betting platform, betandwin Interactive Entertainment, in 1997 and led the company through a successful listing on the Vienna stock market in 2000, where it traded until it was purchased by GVC Holdings in 2016. Carsten has been at the forefront of the online sports betting industry since the beginning. Carsten is supported by an experienced, customer-centric leadership team, which enables us to rapidly develop new products and move more quickly than our competition to capture growth opportunities.

High margin, sustainable growth financial model

We have a highly attractive business model characterized by robust growth and strong profitability. We generate revenue through a combination of subscription and revenue-sharing contracts, representing 78% and 22% of our total revenue, respectively, for the year ended December 31, 2020. This provides us with a steady, predicable revenue and significant upside as the sports betting market grows. We also have a track record of growing wallet share with existing customers. As of December 31, 2020 and 2019, our Dollar-Based Net Retention Rate was 113% and 118%, respectively. As of June 30, 2021, our Dollar-Based Net Retention Rate was 138%. The increase in the Dollar-Based Net Retention Rate as of June 30, 2021, as compared to December 31, 2020 and 2019, is primarily due to the negative impact that the COVID-19 pandemic had on revenue retention of our top 200 customers in the first half of 2020, as many of our top 200 customers reduced their spending under existing contracts during such period given the cancellation or postponement of various sporting events. Following the resumption of live sporting events in the first half of 2021, we saw an increase in revenue generation levels among our top 200 customers, along with additional revenue as a result of many 2020 postponed events occurring in the first half of 2021. This resulted in a spike in the Dollar-Based Net Retention Rate during the six month period ended June 30, 2021. A unique aspect of our model is the structurally high margins stemming, in part, from our ability to sell a product to various customers with different end uses which allows us to generate high levels of profitability at scale.

Market Opportunity

Sports is the most important category in entertainment, captivating and connecting billions of people and touching many of the largest sectors in the global economy, from betting, online gaming and digital platforms to live events, retail, broadcasting, sponsorship and merchandising.

We are well-positioned at the intersection of the global sports betting and gaming industry and the global sports market. Global gaming represents a TAM opportunity of roughly $209 billion in 2021, growing to $272 billion in 2025 at a 7% CAGR, according to the H2 Report. The global sports market is estimated at $172 billion in 2021 and growing at 4% CAGR through 2025 to $203 billion, according to the BCG Reports. Within this market, media rights and gate revenues represent $102 billion in 2021 growing to $121 billion in 2025 at a 4% CAGR.

Sports Betting and Gaming

The total gaming market is estimated to be $209 billion in 2021. Of this, the global sports betting market, including the United States, is estimated to be $47 billion in 2021 and to grow to $81 billion at Global Sports Betting Markets Maturity, according to the H2 Report and BCG Reports.

Sports Media and Events

Global Sports Media and Events is estimated to be a $176 billion market in 2021, of which $102 billion represents sports rights and gate revenue, according to the PwC Reports and Statista Data. This massive market is undergoing a transformation due to changing fan engagement patters, increasing demands for streaming and interactive solutions, increasing importance of niche sports and the proliferation of data in sports.

Our Growth Strategy

Our vision is to entertain sports fans and bettors globally through engagement across media, betting, gaming and beyond. We have continually broadened our product portfolio to better serve our customers and increase our touchpoints with end users across the sports betting value chain. The more knowledge of the end user that we are able to collect, the more valuable our insights and platform services become to leagues, sports betting companies and media companies. These network effects also enable us to enhance our product portfolio, serving as a key element of our growth strategy. Other elements of our growth strategy are:

Capture Growth in Global Markets. We intend to capture significant growth from new and existing markets around the world. Leveraging the breadth and depth of our technology, sports league and customer relationships and 105-strong global sales force, we have the infrastructure in place to take advantage of expected growth in various markets.

Expand Offerings in B2B Products and Services. We will continue to drive innovation and increased adoption of new and existing products in order to further grow our share of wallet with customers. We believe that our MTS and Ad:s solutions provide customers with significant value and these products are currently underpenetrated in our existing betting customer base. As we enter new markets around the world, and specifically in the United States, we expect uptake of these innovative solutions to be higher, as betting companies in the U.S. market will primarily be focused on gaining market share and customers.

Cover Entire End-User Journey to Better Serve our Customers. We see considerable value in combining our deep knowledge of sports data, built over the last 20 years, with the increasing amount of user data we collect across our products. In particular, we collect meaningful end-user data and feedback from our MTS, Ad:s, betting, AV and over-the-top (“OTT”) products. These versatile touchpoints with end users allow us to better understand and analyze their behavior, preferences and the entire end-user journey. These insights will enable us to cross-reference end-users from betting to entertainment and vice-versa, improve user experience on behalf of our customers and consequently build better products.

Invest in Alternative Content Capabilities and Services. We continue to expand our content offering beyond live sports betting into e-Sports, virtual sports and gaming. Sports betting is currently constrained by the number of live matches occurring at any given time and we believe that our betting operator customers are looking for ways to provide their customers with more variety and flexibility in their content offering. Alternative content that is not dependent on live sports is becoming increasingly important and COVID-19 has accelerated the adoption of new categories of real and virtual sports.

Grow Top of Funnel Capabilities and Offerings. We believe there is significant opportunity to provide advanced capabilities in the programmatic advertising market for sports betting operators. Bookmakers are expected to inject vast amounts of capital into this underpenetrated customer acquisition channel as they seek more efficient methods of acquiring new customers. We believe that of the universe of sports fans, approximately 20% are bettors. We plan to increase engagement for all sports fans and better serve them by leveraging data and insights we have on end-user behavior and preferences, betting frequency and lifetime value to advance our programmatic advertising capabilities and making Ad:s one of the most sophisticated forms of digital marketing for sports with the ability to provide insights into and differentiate between customer behavior.

Our Products

Sportradar sells mission-critical data, content and software solutions to sports betting operators, media companies and sports leagues. We are experts in sports data and building technology-enabled solutions empowered by that data. We have evolved our product offerings from point solutions into fully-integrated software solutions that are essential to the core operations of our customers. We offer the most comprehensive solution in the marketplace.

•	Pre-Match Odds Services: We offer an extensive pre-match odds service including fully automated provision of pre-match content and trading tools to manage content.

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Live Data: We are the leading source for reliable and comprehensive real-time sports data with unrivaled depth of data to support more betting markets than any competitor. Our live data solution includes the fully automated provision of sport match data points such as goals, corner kicks, penalties, substitutions and points.

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Live Odds: Sportradar is the most popular live odds service in the market, used by over 200 bookmaker customers worldwide. We offer fully automated provision of in-play content and related trading tools enabling operators to offer live betting opportunities during matches. Our live odds service includes odds, odds management tools, score information and results confirmation.

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Managed Trading Services (MTS): Our MTS offering is a sophisticated, turn-key trading, risk, live odds, and liability management solution. MTS is flexible and modular enabling customers of all sizes and maturities to configure service components according to their need.

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Managed Platform Services: Sportradar, through its acquisition of Optima, offers a complete turnkey betting solution. The multi-channel solution includes player management with a full 360-degree view of the user’s activity across all channels with real-time data from one central system. It further includes payment processing, accounting, transaction management, business intelligence and reporting systems and a communications gateway service.

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Virtual Games: We build realistic motion capture simulations to help bookmakers keep fans engaged during off-seasons. We currently offer virtual soccer, horse and dog racing, basketball, tennis and baseball.

•	Simulated Reality: Our Simulated Reality product is an AI-driven product which combines the power of our sports data, predictive analytics and visualization technology.

•	Betting Entertainment Tools: Betting Entertainment Tools are on-screen visualization tools designed to further increase user engagement.

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Integrity Services: our Monitoring, Prevention, and Intelligence Solutions support in the fight against betting-related match-fixing and doping, while at the same time protecting Sportradar’s core business. Through our proprietary Fraud Detection System (“FDS”), and other advanced monitoring and detection services, we monitor the entire global betting market and detect betting-related fraud in sport.

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Other Gaming: Sportradar’s Numbers Betting is the world’s leading and most comprehensive lotteries betting solution on the market. Available for online and retail betting operators and platform providers, it offers bettors 24/7 fixed odds betting on numerous markets and outcomes selections, with upwards of 44,000 real state lottery draws per month from over 70 countries. In e-Sports, Sportradar offers live data, odds, MTS and AV. Sportradar’s sharp odds are compiled by specialized e-Sports algorithms and traders.

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Audio-Visual Content: We combine audiovisual content, which is to a great extent non-televised, and comprehensive content from our highly attractive media rights portfolio. Our diversified portfolio of 200,000 live events per year includes DFL, the Australian Open, TA and ITF Tennis Tournaments, NBA, MLB and other events from 19 different sports.

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Global API: State-of-the-art, flexible application programming interface (“API”) for access to sports data feeds. We provide customers with a modern infrastructure with no legacy issues. Developers can choose the format (.xml or .json). Over 50 APIs for more than 30 sports are available in more than 40 languages.

•	Broadcast Services: Our broadcast platform includes game notes, graphics library, on-call research desk and custom broadcast solutions.

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Digital Services: We offer easy-to-integrate widgets and fully-hosted sports page solutions. Sportradar’s embeddable widgets come with data and content required to run a modern media platform, including scores, standings, play-by-play, statistics, game centers, leaderboards, recaps and more.

•	Analytics and Research Platform: Our Radar360 features an extensive database of sports statistics combined with powerful search and filter capabilities for uncovering compelling stats and storylines.

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Ad:s Marketing Services: Our Ad:s offering provides data driven marketing services for betting operators. We offer a range of capabilities built to meet the needs of bookmakers and to improve marketing return-on-investments.

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OTT Streaming Solutions: We provide betting operators and media companies OTT and streaming solutions including a video management platform and sports data extensions including automated content and visualizations, recommendations and personalization.

Our Technology

The majority of our technology development is handled in-house by our over 740 software engineers. We build and operate our technology to have high availability, horizontal scalability, low-latency and continuous security monitoring. Our technology enables us to move quickly with minimal risk of system interruption.

Sportradar’s cutting edge data AI, machine learning, and visualization capabilities put us at the forefront of technological innovation in the sector. Our R&D efforts have enabled new use cases for our customers across our product offerings.

Technology Architecture

Engineering within Sportradar is driven according to a set of core architectural principles:

•	Scalable Cloud-Based Infrastructure. All new systems are designed to support horizontal scaling without necessitating higher-spec server hardware deployment.

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Optimized for rapid data ingest and low-latency. Speed in acquiring and distributing data is key to driving revenue and lowering costs. We acquire data to power our AI models, feed our betting products and provide insights into matches. The latency between a single data element being published and it being available to our internal systems and customers alike is a key metric. With recent advances in data acquisition we are now able to acquire data from third parties and make it available to both internal and external consumers at sub-second speeds.

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Build for High System Resilience and Availability. Our systems have been built for top security, data integrity and loss prevention. They are highly available and resilient to guarantee that our solutions are available when our customers need them.

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Observability ensures we are delivering. In addition to constant internal monitoring of our applications to evaluate their performance and reliability, we also utilize synthetic transaction monitoring. This allows us to monitor the service as if we were an end user of our products.

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Embed security at every level. Our systems are built to be secure on the basis of a Defense In Depth approach to software development. We work to ensure that our developers are aware of best practices, new risks and other security patterns that aid them in building market leading security into our products.

•	Rapid Updates and Agile Development. Engineers within our core teams are empowered to make the decisions required to build world class products, and work within a “build, release, operate” mentality.

Leveraging Our Unique Data Assets

Each element of data we process is stored within our data lake where it can be easily retrieved. Over the years Sportradar has moved beyond just the basic sports statistics, for example, scores, goals and line-ups, to also capture and store a diverse range of other datasets. For example, we collect the locations of players on a playing field, detailed player statistics, and a vast library of video footage for past sporting events. The depth and breadth of this data make us uniquely placed in the market to deliver innovative products. As of February 2021, our data lake contained 20 billion data files ingested from various systems and 190 billion rows of structured, queryable data extracted from these data files.

Our Customers

We have a large, blue-chip customer base, which consists of 1,612 customers as of December 31, 2020 and partners across more than 120 countries globally, including more than 900 sports betting operator customers and over 350 media and digital platforms. Our customers include many of the largest U.S. and global sports betting operators such as Bet365, Caesars, DraftKings, Entain, FanDuel, Flutter and William Hill; leading internet and digital companies such as Apple, Facebook, Google, Twitter and Yahoo Sports; broadcasters and other media companies such as CBS Sports, ESPN, Fox Sports and NBC Sports; and league partners such as the NBA and ITF. We have also built a global, market-leading portfolio of over 150 league, clubs and federations relationships across 29 sports.

Corporate Information

We are a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland, currently registered in the commercial register of the Canton of St. Gallen (the “Commercial Register”) under CHE-164.043.805. Our principal executive offices are located at Feldlistrasse 2, CH-9000 St. Gallen, Switzerland. Our telephone number at this address is +41 71 517 72 00. Our website address is https://www.sportradar.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only.

We have proprietary rights to certain trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

The Reorganization Transactions

In connection with this offering, we will complete a series of reorganization transactions whereby all of the outstanding ordinary shares and participation certificates of Sportradar Holding AG (excluding directly or indirectly held treasury shares) will be contributed and transferred, directly or indirectly, to Sportradar Group AG in exchange for newly issued Class A and Class B ordinary shares of Sportradar Group AG, which collectively are referred to herein as the “Reorganization Transactions.” The Reorganization Transactions include, or will include, the following:

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Formation of Sportradar Group AG. On June 24, 2021, Carsten Koerl, our Founder, duly incorporated Sportradar Group AG, a Swiss corporation, contributing CHF 100,000 and receiving 1,000,000 ordinary shares of Sportradar Group AG, CHF 0.10 nominal value per share.

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Contribution of ordinary shares and participation certificates in Sportradar Holding AG. Prior to the completion of this offering, (i) all of our existing shareholders and holders of participation certificates (other than Carsten Koerl) will contribute their ordinary shares and/or participation certificates of Sportradar Holding AG to Sportradar Group AG and will receive Class A ordinary shares in Sportradar Group AG and (ii) Carsten Koerl will contribute his ordinary shares of Sportradar Holding AG to Sportradar Group AG and will receive (a) 2,850,000 Class A ordinary shares and (b) 903,670,701 Class B ordinary shares, in each case, of Sportradar Group AG.

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Contribution of participation certificates under our Management Participation Program. Certain of our directors and executive officers participate in our Management Participation Program (the “MPP”), under which participants indirectly purchased participation certificates of Sportradar Holding AG through Slam InvestCo S.à r.l. (“MPP Co”), a special purpose vehicle established to hold participation certificates of Sportradar Holding AG for the MPP. In connection with this offering, MPP participants will contribute their shares of MPP Co to Sportradar Group AG and MPP Co will become a subsidiary of Sportradar Group AG. The MPP participants will, in exchange, receive Class A ordinary shares, a portion of which will be vested and no longer subject to repurchase and a portion of which will initially be unvested and subject to repurchase by us upon a termination of employment in certain circumstances. The vesting schedule generally provides for 35% of each participant’s Class A ordinary shares to vest immediately upon the consummation of this offering and for the remaining 65% to vest in three equal installments on each of December 31, 2022, 2023 and 2024. The MPP participants will receive approximately 9,566,464 Class A ordinary shares as part of the Reorganization Transactions, based upon the initial public offering price per share of $27.00 See “Management—Compensation—Management Participation Program.”

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Conversion of options under our Phantom Option Plan. We maintain for certain key employees, who are not executive officers, a Phantom Option Plan (the “POP”), under which participants are entitled to bonus payments calculated by reference to the value of a hypothetical option to purchase shares of Sportradar Holding AG. Prior to the completion of this offering, phantom options will convert into restricted share units, or replacement awards, to be issued under our 2021 Plan (as defined under “—Omnibus Stock Plan”). Based upon the initial public offering price of $27.00, the outstanding awards under the POP will be converted into approximately 66,744 restricted stock units, which will be granted to the POP participants pursuant to (and come out of the number of shares available for issuance under) our 2021 Plan.

As a result of the foregoing Reorganization Transactions, Sportradar Holding AG will become a wholly owned subsidiary of Sportradar Group AG and the current shareholders of Sportradar Holding AG will become the shareholders of Sportradar Group AG.

Recent Developments

On July 22, 2021, we entered into a 10-year global partnership with the National Hockey League and certain of its affiliated companies (“NHL”) (the “NHL License Agreement”). Under the terms of the NHL License Agreement, we were named as the official betting data rights, official betting streaming rights and official media data rights partner of the NHL, as well as an official integrity partner of the NHL. Pursuant to the terms of the

NHL License Agreement, on a pro forma basis giving effect to the Reorganization Transactions, based upon the initial public offering price of $27.00 per share of Class A ordinary shares, we granted the NHL the right to acquire an aggregate of up to 1,116,540 Class A ordinary shares for an exercise price of €7.59, and an amount of Class A ordinary shares calculated by dividing $30 million by the initial public offering price. Additionally, we granted the NHL a warrant to exercise 1,353,740 Class A ordinary shares at a subscription price of €19.87 per Class A ordinary share.

Risks Factors Summary

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under the “Risk Factors” section of this prospectus in deciding whether to invest in our securities. Among these important risks are the following:

•	economic downturns and political and market conditions beyond our control could adversely affect our business, financial condition or results of operations;

•	the global COVID-19 pandemic has had and may continue to have an adverse effect on our business or results of operations;

•	we depend on the success of our strategic relationships with our sports league partners;

•	social responsibility concerns and public opinion regarding responsible gambling, gambling by minors, match-fixing and related matters may adversely impact our reputation;

•	changes in public and consumer tastes and preferences and industry trends could reduce demand for our products, services and content offerings;

•	potential changes in competitive landscape, including new market entrants or disintermediation by participants in the industry, could harm our business;

•	our potential inability to anticipate and adopt new technology in response to changing industry and regulatory standards and evolving customer needs may adversely affect our competitiveness;

•	real or perceived errors, failures or bugs in our products could materially and adversely affect our financial conditions or results of operations;

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our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our customers, consumers, and regulators, and may expose us to liability;

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interruptions and failures in our systems or infrastructure, including as a result of cyber-attacks, natural catastrophic events, geopolitical events, disruptions in our workforce, system breakdowns or fraud may have a significant adverse effect on our business;

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we and our customers may be subject to a variety of U.S. and foreign laws on sports betting, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business;

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a significant amount of our revenue is indirectly derived from jurisdictions where we or our customers are not required to hold a license or limited regulatory framework exists and the legality of sports betting varies from jurisdiction to jurisdiction and is subject to uncertainties;

•	our growth prospects depend on the legal and regulatory status of real money gambling and betting legislation applicable to our customers;

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failure to comply with regulatory requirements in a particular jurisdiction, or the failure to successfully obtain a supplier license or authorization applied for in a particular jurisdiction, could impact our ability to comply with or cause rejection of licensing in other jurisdictions;

•	we have identified material weaknesses in our internal control over financial reporting;

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we are subject to evolving governmental regulations and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws across different markets where we conduct our business;

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failure to obtain, maintain, protect, enforce and defend our intellectual property rights, or to obtain intellectual property protection that is sufficiently broad, may diminish our competitive advantages or interfere with our ability to develop, market and promote our products and services;

•	failure to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights;

•	we may not be able to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs, which could impair our ability to execute our business plan; and

•	acquisitions create certain risks and may adversely affect our business, financial condition or results of operations.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

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the ability to present more limited financial data, including presenting only two years of audited financial statements and only two years of selected financial data in the registration statement on Form F-1 of which this prospectus is a part;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”);

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

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not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company, at which time, we will be required to comply with the auditor attestation requirements of Section 404, among other requirements. As a result, we do not know if some investors will find our Class A ordinary shares less attractive. The result may be a less active trading market for our Class A ordinary shares, and the price of our Class A ordinary shares may become more volatile.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceed $1.07 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period.

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited interim condensed consolidated financial statements and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

The Offering

Class A ordinary shares offered by us	19,000,000 Class A ordinary shares

Class A ordinary shares sold in the concurrent private placements	Immediately subsequent to the closing of this offering, and subject to certain conditions of closing as described in “Concurrent Private Placements,” Eldridge, entities affiliated with Radcliff Management LLC and certain other investors have agreed, subject to certain regulatory conditions, to purchase Class A ordinary shares from us in a private placement at a price per Class A ordinary share equal to the initial public offering price in return for the aggregate sum of $164.0 million. Based on the initial public offering price of $27.00 per Class A ordinary share, the investors in the concurrent private placements will purchase 6,074,074 Class A ordinary shares.

The sale of the Class A ordinary shares in the private placements is contingent upon the completion of this offering. The sale of these Class A ordinary shares to Eldridge, entities affiliated with Radcliff Management LLC and certain other investors will not be registered in this offering and will be subject to lock-up agreements with the underwriters for a period of up to 180 days after the date of this prospectus. See “Shares Eligible for Future Sale—Lock-Up Agreements” for additional information regarding such restrictions. We refer to these private placements as the concurrent private placements.

Class A ordinary shares to be outstanding after this offering and the concurrent private placements	205,454,977 Class A ordinary shares

Class B ordinary shares to be outstanding after this offering and the concurrent private placements	903,670,701 Class B ordinary shares

Class A ordinary shares and Class B ordinary shares to be outstanding after this offering and the concurrent private placements	1,109,125,678 ordinary shares

Option to purchase additional shares

from the Selling Shareholder	The Selling Shareholder has granted the underwriters an option to purchase up to 2,850,000 additional Class A ordinary shares within 30 days of the date of this prospectus.

Use of proceeds

The net proceeds to us from this offering and the concurrent private placements will be approximately $634.6 million, based upon the initial public offering price of $27.00 per share of Class A ordinary share and after deducting the underwriting discounts and commissions and offering expenses of this offering and the concurrent private placements payable by us. We will not receive any proceeds from the sale of Class A ordinary shares by the Selling Shareholder.

We intend to use the net proceeds from this offering and the concurrent private placements for working capital, to fund incremental growth and future acquisition of, or investment in, companies, technologies, products or assets that complement our business and other general corporate purposes. See “Use of Proceeds.”

Voting and conversion rights	We have two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares. After this offering and the concurrent private placements, we will have 205,454,977 Class A ordinary shares outstanding and 903,670,701 Class B ordinary shares outstanding.

Holders of our Class A ordinary shares and the holder of our Class B ordinary shares will vote together as a single class on all matters presented to shareholders for their vote or approval, except as otherwise required by Swiss law or our amended articles of association (the “Amended Articles”). Each share of Class A and Class B ordinary shares will entitle its holder to one vote per share.

Ten Class B ordinary shares will be convertible into one Class A ordinary share at any time, at the option of the holder. Additionally, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain mandatory conversion events, including the earlier to occur of the following: (i) death of Carsten Koerl, our Founder; (ii) dismissal of our Founder as Chief Executive Officer for cause (as defined under article 340c para. 2 of the Swiss CO); (iii) September 30, 2028; or (iv) if Carsten Koerl, our Founder, ceases to hold, directly or indirectly, shares with an aggregate nominal value representing 15% or more of the aggregate nominal value of the total issued and outstanding share capital of the Company, from time to time.

At the conversion rate of ten Class B ordinary shares for every one Class A ordinary share, our 903,670,701 Class B ordinary shares will be convertible into 90,367,070 Class A ordinary shares.

Upon the completion of this offering and the concurrent private placements, (i) holders of our Class A ordinary shares will hold 18.52% of the total voting power of our outstanding ordinary shares and (ii) Carsten Koerl, our Founder and the sole holder of our Class B ordinary shares, will hold 81.79% of the total voting power of our outstanding ordinary shares.

Concentration of ownership

Carsten Koerl, our Founder, will be the sole holder of our Class B ordinary shares. As such, our Founder will hold approximately 81.79% of the voting power of our outstanding share capital following this offering (assuming no exercise by the underwriters of their option to purchase additional shares of Class A ordinary shares)

and will have the ability to control the outcome of certain matters submitted to our shareholders for approval. See “Principal and Selling Shareholders” and “Description of Share Capital and Articles of Association.”

Dividend policy	We have never paid or declared any cash dividends on our shares, and we do not anticipate paying any cash dividends on our Class A ordinary shares or Class B ordinary shares in the foreseeable future. See “Dividend Policy.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A ordinary shares.

Listing	We have been approved to list our Class A ordinary shares on Nasdaq, under the symbol “SRAD.”

The number of our Class A and Class B ordinary shares issued after this offering and the concurrent private placements on a pro forma as adjusted basis is 205,454,977 Class A ordinary shares and 903,670,701 Class B ordinary shares, based on issued shares as of June 30, 2021 and, unless otherwise indicated, excludes:

•	29,257,126 Class A ordinary shares reserved for future issuance (e.g., out of conditional or authorized capital) under our 2021 Plan as described in “Management—Compensation—Omnibus Stock Plan”;

•

5,916,441 Class A ordinary shares reserved for future issuance (e.g., out of conditional or authorized capital) under our ESPP as described in “Management—Compensation—Employee Share Purchase Plan”; and

•	3,581,391 Class A ordinary shares reserved for future issuance under the NHL License Agreement. See “Prospectus Summary—Recent Developments.”

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	the Reorganization Transactions;

•	no exercise by the underwriters of their option to purchase 2,850,000 additional Class A ordinary shares from the Selling Shareholders;

•

the issuance and sale by us in the concurrent private placements of Class A ordinary shares with an aggregate purchase price of approximately $164.0 million, at a price per share equal to the initial public offering price to Eldridge, entities affiliated with Radcliff Management LLC and certain other investors. Based upon the initial public offering price of $27.00 per Class A ordinary share, the investors in the concurrent private placements will purchase 6,074,074 Class A ordinary shares; and

•	the initial public offering price of $27.00 per share of Class A ordinary shares.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary historical consolidated financial information presented for the years ended December 31, 2019 and 2020 has been derived from our consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial information presented as of June 30, 2021 and for the six month periods ended June 30, 2020 and 2021 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a consistent basis as our audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

We maintain our books and records in Euros and report our financial results in Euros. For the convenience of the reader, we have translated Euros amounts in the tables below at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021, which was €1.00 to $1.18. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Years Ended December 31,			Six Month Periods Ended June 30,
	2019	2020	2020	2020	2021	2021
	(in millions, except share and per share data)
Consolidated Statement of Profit or Loss:
Revenue	€380.4	€404.9	$477.8	€191.6	€272.1	$321.0
Purchased services and licenses (excluding depreciation and amortization)	(61.4)	(89.3)	(105.4)	(37.3)	(56.6)	(66.7)
Internally-developed software cost capitalized	7.9	6.1	7.2	3.2	5.9	7.0
Personnel expenses	(119.1)	(121.3)	(143.1)	(55.6)	(85.4)	(100.8)
Other operating expenses	(46.7)	(41.3)	(48.8)	(17.9)	(34.9)	(41.2)
Depreciation and amortization	(112.8)	(106.2)	(125.4)	(52.9)	(64.1)	(75.6)
Impairment of intangible assets	(39.5)	(26.2)	(30.9)	—	—	—
Impairment (loss)/gain on trade receivables, contract assets and other financial assets	(5.3)	(4.6)	(5.5)	(2.0)	(0.1)	(0.1)
Impairment of equity-accounted investee	—	(4.6)	(5.4)	—	—	—
Share of loss of equity-accounted investees	(0.2)	(1.0)	(1.2)	(1.0)	(1.1)	(1.3)
Loss from loss of control of subsidiary	(2.8)	—	—	—	—	—
Finance income	17.4	41.7	49.2	9.4	13.0	15.4
Finance costs	(28.1)	(36.1)	(42.6)	(12.7)	(23.4)	(27.7)

Net (loss) / income before tax	(10.2)	22.1	26.1	24.7	25.3	29.9
Income tax benefit (expense)	21.9	(7.3)	(8.6)	(4.5)	(7.7)	(9.1)

Profit for the period	€11.7	€14.8	$17.5	€20.2	€17.7	$20.8

	Years Ended December 31,			Six Month Periods Ended June 30,
	2019	2020	2020	2020	2021	2021
	(in millions, except share and per share data)
Profit per ordinary share attributable to owners of Sportradar Holding AG (Basic and diluted)	€22.24	€28.89	$34.09	€38.36	€32.95	$38.88
Weighted average shares outstanding of Sportradar Holding AG (Basic and diluted)	344,611	344,611	344,611	344,611	344,611	344,611
Pro forma profit per Class A ordinary share attributable to owners of Sportradar Group AG (Basic) (unaudited)(1a)		€0.06	$0.07		€0.06	$0.07
Pro forma weighted average Class A shares outstanding of Sportradar Group AG (Basic) (unaudited)(1a)		171,372,838	171,372,838		171,997,788	171,997,788
Pro forma profit per Class B ordinary share attributable to owners of Sportradar Group AG (Basic) (unaudited)(1a)		€0.06	$0.07		€0.06	$0.07
Pro forma weighted average Class B shares outstanding of Sportradar Group AG (Basic) (unaudited)(1a)		90,367,070	90,367,070		90,367,070	90,367,070
Pro forma profit per Class A ordinary share attributable to owners of Sportradar Group AG (Diluted) (unaudited)(1b)		€0.06	$0.07		€0.06	$0.07
Pro forma weighted average Class A shares outstanding of Sportradar Group AG (Diluted) (unaudited)(1b)		268,997,056	268,997,056		269,529,675	269,529,675

	Years Ended December 31,			Six Month Periods Ended June 30,
	2019	2020	2020	2020	2021	2021
	(in millions)
Consolidated Statement of Cash Flows:
Net cash from operating activities	€146.0	€151.3	$178.5	€75.8	€67.5	$79.7
Net cash used in investing activities	(114.3)	(98.1)	(115.8)	(42.5)	(259.4)	(306.1)
Net cash (used in) / from financing activities	(4.7)	274.5	324.0	(6.7)	(2.5)	(3.0)

	Years Ended December 31,		Six Month Periods Ended June 30,
	2019	2020	2020	2021
	(in millions)
Other Data(2):
Profit for the Period	€11.7	€14.8	€20.2	€17.7
Adjusted EBITDA(3)	€63.2	€76.9	€40.8	€59.8
Profit for the period as a percentage of revenue	3.1%	3.7%	10.6%	6.5%
Adjusted EBITDA margin(4)	16.6%	19.0%	21.3%	22.0%
Adjusted Free Cash Flow(5)	€55.3	€53.5	€32.9	€4.1
Net cash from operating activities as a percentage of profit for the period	1,251.3%	1,021.6%	374.9%	382.6%
Cash Flow Conversion(6)	87.3%	69.6%	80.7%	6.9%
Dollar-Based Net Retention Rate	118%	113%	103%	138%

		As of June 30, 2021
	Actual	Actual	Pro Forma As Adjusted(7)	Pro Forma As Adjusted(7)
		(in millions)
Consolidated Statement of Financial Position:
Cash	€190.7	$225.0	€728.6	$859.7
Total assets	1,005.9	1,187.0	1,543.7	1,821.6
Total loans and borrowings, including current portion	436.1	514.6	436.1	514.6
Total liabilities	799.6	943.5	799.6	943.5
Total equity	206.3	243.5	744.1	878.2
Total capitalization	642.4	758.1	1,180.2	1,392.8

(1)

a) Pro forma basic profit per ordinary share attributable to owners of Sportradar Group AG and Pro forma basic weighted average ordinary shares of Sportradar Group AG give effect to the Reorganization Transactions, as if it had occurred on January 1, 2020. The Pro Forma basic weighted average Class B ordinary shares have been calculated based on their participating rights.

Profit attributable to ordinary shareholders was calculated as follows:

	Year Ended December 31, 2020	Six Month Period Ended June 30, 2021
	(in millions)
Profit for the year/period attributable to ordinary shareholders of Sportradar Group AG	€15.3	€17.4
Undistributed earnings to participating securities*	(0.4)	(0.4)
Profit attributable to ordinary shareholders of Sportradar Group AG	14.9	17.0
Allocation of profit attributable to Class A ordinary shareholders of Sportradar Group AG	€9.8	€11.1
Allocation of profit attributable to Class B ordinary shareholders of Sportradar Group AG	€5.1	€5.9

* Earnings attributable to unvested Class A ordinary shares related to MPP and those issued to management and founders of Atrium Sports, Inc.

Pro forma basic weighted average Class A shares outstanding used in the calculation above include the impact of Class A ordinary shares under our MPP, the issuance of Class A ordinary shares relating to the vested RSUs under our POP and the Class A ordinary shares issued to management and founders of Atrium Sports, Inc. that vest in connection with this offering.

b) Pro forma diluted profit per Class A ordinary share attributable to owners of Sportradar Group AG is calculated by dividing profit for year/period attributable to Class A ordinary shareholders of Sportradar Group AG by the pro forma basic weighted average Class A shares outstanding after giving effect to the conversion of Class B ordinary shares, the issuance of unvested Class A ordinary shares under our MPP and shares issued to management and founders of Atrium Sports, Inc., and the issuance of Class A ordinary shares relating to the unvested RSUs under our POP, if dilutive.

Converted shares used in the calculation of pro forma diluted profit per Class A ordinary share attributable to owners of Sportradar Group AG, which gives effect to the conversion of all 903,670,701 Class B ordinary shares into Class A ordinary shares at a ratio of ten Class B ordinary shares into one Class A ordinary share, reflects the following:

	Year Ended December 31, 2020	Six Month Period Ended June 30, 2021
Conversion of Class B ordinary shares	90,367,070	90,367,070
Other dilutive shares (MPP, Atrium, POP, as applicable)	7,257,148	7,164,817

(2)

See the definitions of key operating and financial metrics in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Performance Indicators.” See below for reconciliation of the key non-IFRS financial metrics to the most directly comparable IFRS financial performance measure.

(3)

Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA should not be considered as an alternative to profit for the period.

Adjusted EBITDA represents earnings before interest, tax, depreciation and amortization adjusted for impairment of intangible assets and financial assets, loss from loss of control of subsidiary, foreign exchange gains/losses, other finance income/costs and amortization of sports rights.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either under purchased services and licenses or under depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sports rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sports rights licenses. Management believes that, by deducting the full amount of amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitutes for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is profit for the period:

	Years Ended December 31,			Six Month Periods Ended June 30,
	2019	2020	2020	2020	2021	2021
	(in millions)
Profit for the period	€11.7	€14.8	$17.5	€20.2	€17.7	$20.8
Share based compensation	—	2.3	2.7	—	8.5	10.0
Depreciation and amortization	112.8	106.2	125.4	52.9	64.1	75.6
Amortization of sports rights	(93.9)	(80.6)	(95.1)	(40.1)	(48.9)	(57.7)
Impairment of intangible assets	39.5	26.2	30.9	—	—	—
Impairment of equity-accounted investee	—	4.6	5.4	—	—	—
Impairment loss on other financial assets	1.6	1.7	2.0	—	0.3	0.4
Loss from loss of control of subsidiary	2.8	—	—	—	—	—
Finance income	(17.5)	(41.7)	(49.2)	(9.4)	(13.0)	(15.4)
Finance cost	28.1	36.1	42.6	12.7	23.4	27.7
Income tax (benefit) expense	(21.9)	7.3	8.6	4.5	7.7	9.1

Adjusted EBITDA	€63.2	€76.9	$90.7	€40.8	€59.8	$70.5

(4)

Adjusted EBITDA margin is calculated as the ratio of Adjusted EBITDA to revenue. Management uses Adjusted EBITDA margin as an operational metric because it allows the Company to assess operational performance compared to revenues over time. We believe that this measure is also useful to investors because it allows further insight into the period over period operational performance in a manner that is comparable to other organizations in our industry and in the market in general.

The most directly comparable IFRS measure of profit for the period as a percentage of revenue is disclosed below:

	Years Ended December 31,		Six Month Periods Ended June 30,
	2019	2020	2020	2021	2021
	(in millions)
Profit for the period	€11.7	€14.8	€20.2	€17.7	$20.8
Revenue	€380.4	€404.9	€191.6	€272.1	$321.0
Profit for the period as a percentage of revenue	3.1%	3.7%	10.6%	6.5%	6.5%

(5)

Adjusted Free Cash Flow is a supplemental measure of our liquidity that is not required by, or presented in accordance with, IFRS. Adjusted Free Cash Flow has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of other IFRS financial measures, such as net cash from operating activities. Adjusted Free Cash Flow does not reflect our ability to meet future contractual commitments and may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure.

Adjusted Free Cash Flow represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business). We consider Adjusted Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, of intangible assets and payment of lease liabilities, which can then be used to, among other things, to invest in our business and make strategic acquisitions. A limitation of the utility of Adjusted Free Cash Flow as a measure of liquidity is that it does not represent the total increase or decrease in our cash balance for the year.

The most directly comparable IFRS measure of net cash from operating activities as a percentage of profit for the period is disclosed below:

	Years Ended December 31,		Six Month Periods Ended June 30,
	2019	2020	2020	2021	2021
	(in millions)
Net cash from operating activities	€146.0	€151.3	€75.8	€67.5	$79.7
Profit for the period	€11.7	€14.8	€20.2	€17.7	$20.8
Net cash from operating activities as a percentage of profit for the period	1,247.9%	1,022.3%	374.9%	382.6%	382.6%

The following table reconciles Adjusted Free Cash Flow to the most directly comparable IFRS financial performance measure, which is net cash from operating activities:

	Years Ended December 31,			Six Month Periods Ended June 30,
	2019	2020	2020	2020	2021	2021
	(in millions)
Net cash from operating activities	€146.0	€151.3	$178.5	€75.8	€67.5	$79.7
Acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business)(a)	(78.9)	(92.0)	(108.5)	(40.3)	(58.3)	(68.8)
Acquisition of property and equipment	(6.7)	(2.0)	(2.4)	(1.1)	(2.1)	(2.4)
Payment of lease liabilities	(5.1)	(3.8)	(4.5)	(1.5)	(3.0)	(3.6)

Adjusted Free Cash Flow	€55.3	€53.5	$63.1	€32.9	€4.1	$4.9

(a)

Acquisition of intangible assets for the year ended December 31, 2019 excludes €12.6 million of intangible assets related to the acquisition of Optima. In 2019, as we were finalizing our acquisition of Optima, we were required to acquire a perpetual license that Optima needed in order to continue to operate its business. The acquisition of such perpetual license was ancillary to the acquisition of Optima, but nevertheless was an integral part of the acquisition given that Optima was required to purchase the license in order to continue operating. As such, the acquisition of the perpetual license was a one-time cost, and one that is not expected to recur in future periods, but a critical component of our acquisition of Optima. Unlike other intangible assets that form part of our consolidated financial statements, where the costs are recurring in nature and/or not integral to any acquisition, the perpetual license purchased concurrently with the closing of our acquisition of Optima was intrinsically related to our acquisition of Optima and necessary to enable us to continue to operate Optima as a functioning business. Because we consider the acquisition of this license to be a cost inherently connected to the acquisition of Optima and one-time in nature, such license was excluded from our calculation of Adjusted Free Cash Flow.

(6)	Cash Flow Conversion is the ratio of Adjusted Free Cash Flow to Adjusted EBITDA. Management considers Cash Flow Conversion to be a useful measure of our ability to convert generated earnings to actual cash that is available to invest into the business and/or make strategic acquisitions. Management also believes that Cash Flow Conversion provides useful information regarding how cash provided by operating activities compares to the capital expenditures required to maintain and grow our business, and our available liquidity, after funding such capital expenditures, to service our debt, fund strategic initiatives and strengthen our balance sheet, as well as our ability to convert our earnings to cash. Additionally, we believe Cash Flow Conversion is widely used by investors, securities analysis, ratings agencies and other parties in evaluating liquidity and debt-service capabilities of companies in our industry.

(7)

The pro forma as adjusted information gives effect to (i) the Reorganization Transactions, as if it had occurred on June 30, 2021 and (ii) the issuance of 21,850,000 Class A ordinary shares in this offering and the concurrent private placements at the initial public offering price of $27.00 per Class A ordinary share, after deducting underwriting discounts and commissions and costs of this offering and the concurrent private placements payable by us.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our Class A ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business and Industry

Macroeconomic Risks

Economic downturns and political and market conditions beyond our control could adversely affect our business, financial condition or results of operations.

Our financial performance is subject to global economic conditions and their impact on levels of entertainment and discretionary consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports entertainment and gaming industries, which may adversely affect our business and financial condition. In the past decade, global and U.S. economies have experienced tepid growth following the financial crisis of 2008 and 2009 and there appears to be an increasing risk of a recession due to international trade and monetary policy, the global COVID-19 pandemic and other changes. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment, and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce our customers’ needs for our products due to lower users’ disposable income or fewer individuals engaging in entertainment and leisure activities such as daily fantasy sports, sports betting and consumption of sports media and content.

In addition, changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole may reduce the demand for sports media, entertainment and betting products and services. Any one of these changes could have a material adverse effect on our business, financial condition or results of operations.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

We are a multinational company headquartered in Switzerland with worldwide operations, including business operations in North America, South America, Europe, Africa, Middle East and the Asia Pacific. Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union on January 31, 2020 and subsequently ratified a trade and cooperation agreement governing its future relationship with the European Union. The agreement, which is being applied provisionally from January 1, 2021 until it is ratified by the European Parliament and the Council of the European Union, addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the United Kingdom and the European Union as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal.

The uncertainty around these developments, or the perception that any related developments or that similar EU Member State separations could occur, has had and may continue to have a material adverse effect on global economic conditions and financial markets and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings have been and may continue to be subject to increased market volatility. Lack of clarity about future U.K. laws and regulations as the United Kingdom determines which European Union laws to replace or replicate, including free trade agreements, tax and customs laws, intellectual property rights, environmental, health and safety laws and regulations, immigration laws, employment laws and transport laws could increase costs, disrupt supply chains, depress economic activity and restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition or results of operations.

Risks associated with international operations and foreign currencies could adversely affect our business, financial condition or results of operations.

We provide products and services to 1,612 customers as of December 31, 2020 in over 120 countries and intend to continue to expand into additional markets around the globe. As of December 31, 2020, we also have 2,366 full time equivalent employees (“FTE”) in 30 offices in 19 different countries. As of December 31, 2019, we had 2,156 FTEs. Our extensive global presence and ability to grow in international markets could be harmed by a number of factors, including:

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Sports betting products and services may be limited or prohibited by existing law or new legislation. We may be required to cease operations in particular countries due to political uncertainties or government restrictions imposed by the United States government or foreign governments, including the United Kingdom and EU countries.

•

Economic or political instability, natural disasters or civil unrest may cause currency devaluation that makes exchange rates difficult to manage, sporting events or matches to be postponed, cancelled or modified or our offices and employees in such regions to be negatively impacted. These risks could negatively impact our ability to offer our services and as a result could adversely affect our business, financial condition or results of operations.

•

The general state of technological infrastructure in some lesser developed countries, including countries where we have a large number of customers, creates operational risks for us that generally are not present in our operations in Europe and other more developed countries.

•	Reduced respect and protection for intellectual property rights in some jurisdictions.

As a global business, we also have assets and liabilities denominated in currencies other than our Euros reporting and functioning currency, such as our purchased license rights, which are subject to foreign exchange rate risk.

Although we use derivative financial instruments to hedge against some of our risk exposures arising from our obligations in foreign currencies, there can be no assurance that our hedging activities will effectively manage our foreign exchange risks. In particular, we may not fully hedge our positions in certain currencies and may not always obtain funding in all the currencies we require. Therefore, to the extent we are unable to hedge our position in a currency or is imperfectly hedged in respect of that currency, we may experience unrealized or realized losses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures of Market Risks—Foreign currency risk.”

The global COVID-19 pandemic has had and may continue to have an adverse effect on our business or results of operations.

In March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures, including “shelter-in-place” orders, quarantines and travel restrictions suggested or mandated by governmental authorities, have adversely affected workforces, customers, customer confidence, economies and financial markets, and, along with decreased customer spending and increased unemployment, have led to an economic downturn globally.

Government mandated closures of offices or other restrictions on workplaces and voluntary precautionary measures we take has and may continue to impact our ability to operate effectively, our ability to serve our customers, implement regulatory and technology changes, and our ability, and the ability of our service providers, to undertake on-site audits or assessments that might be required by law or regulation. It may also become more challenging for us to manage a growing workforce, as our ability to maintain our company culture and integrate new employees are affected by work-from-home policies. It is possible that our systems and controls are less effective as a result of our compliance and risk teams and other staff not being able to work from our offices. Failure to maintain adequate systems and controls may expose us to operational and regulatory risk.

As a result of the COVID-19 pandemic, significant suspension or cancellation of sporting events, such as the postponement of the 2020 Football European Championship, has occurred, leading to declines in the available content we deliver to our customers, our ability to access sports venues to collect data and sporting events on which bets can be placed. Additionally, as a result of the cancellation of major and professional sporting events, bookmakers have increased demand for lower-tier events. Providing data for such lower-tier and amateur events to meet this demand exposes our business to additional risk, including risks related to fraud, corruption or negligence, reputational harm, regulatory risk, privacy risk and certain other risks related to our international operations. Governments could also enhance restrictions on the advertising of gambling and betting products in light of the COVID-19 pandemic. If, as a result of the COVID-19 pandemic, the global economic downturn continues or worsens, government restrictions to reduce the spread of the virus are prolonged or live sporting events and matches continue to be postponed, cancelled or modified, we could experience a greater drop in demand for our products and services, which could adversely affect our business, financial condition or results of operations. For additional discussion related to COVID-19, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of COVID-19.”

Governments have taken unprecedented actions in an attempt to address and rectify the extreme market and economic conditions caused by the COVID-19 pandemic by providing liquidity and stability to financial markets. If these actions are not successful, the return of adverse economic conditions may have a material impact on our operations and/or our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our liquidity, business interruptions and market expansion opportunities.

Business Model Risks

We depend on the success of our strategic relationships with our sports league partners. Overreliance or our inability to extend existing relationships or agree to new relationships may cause loss of competitive advantage, unanticipated costs for us or require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations.

We rely on strategic relationships with more than 150 sports leagues, federations and teams globally, including the NBA and MLB for data and statistics fundamental to our products and services. These long-term relationships provide us with a competitive advantage in distributing accurate and fast data feeds to our customers and in certain jurisdictions, the legal requirement to only use official data increases our reliance on such sports league partners. The partners with whom we have arrangements also provide data and statistics to other companies, including other sports intelligence and software solutions platforms with whom we compete. In the event that any of our existing relationships or our future relationships with these strategic partners fail to provide official (live) data and streaming rights to us in accordance with the terms of our arrangement, we are unable to renew such contracts on commercially acceptable terms, or at all, and we are not able to find suitable alternatives, we may lose our competitive advantage or be required to discontinue or limit our offerings or services. Our ability to provide our products and services would be harmed and in turn adversely affect our business operations, financial condition or results of operations.

Social responsibility concerns and public opinion regarding responsible gambling, gambling by minors, match-fixing and related matters could cause the popularity of sports betting to decline and significantly influence the regulation of sports betting and impact responsible gaming requirements, which may adversely impact our reputation.

We provide products and services to more than 900 sports betting operator customers around the globe and as of each of the fiscal years ended December 31, 2019 and December 31, 2020, we generated 59.1%, 27.0% and 6.0%, and 58.0%, 26.2% and 8.5% of our total revenue from our RoW Betting, RoW AV and Unites States segments, respectively. For the six month periods ended June 30, 2021 and 2020, we generated 54.6%, 27.8% and 10.6%, and 56.6%, 29.6% and 7.0% of our total revenue from our RoW Betting, RoW AV and Unites States segments, respectively. We also operate in a public-facing industry where negative publicity, whether or not justified, can spread rapidly through, among other things, social media. To the extent that we are unable to respond timely and appropriately to negative publicity, our reputation and brand could be harmed. Moreover, even if we are able to respond in a timely and appropriate manner, we cannot predict how negative publicity may affect our reputation and business.

Unfavorable publicity regarding us or the actions of third parties with whom we have relationships or the underlying sports (including declining popularity of the sports or athletes) could seriously harm our reputation. Negative publicity, including related to the use of fixed-odds betting terminals, gambling by minors and gambling online, even if not directly or indirectly connected with us or our products and services and lack of diversity in the industry may adversely impact our reputation and the willingness of the public to participate in sports betting. In particular, the attraction of sports betting to players for whom betting and gaming activities assume too great a role in their lives poses a challenge to the sports betting industry. If the perception that the sports betting industry is failing to adequately protect vulnerable players, regulators may impose additional restrictions on the offering of sports betting services to such players. Furthermore, negative publicity and reputational harm may give our sports league partners a termination right to discontinue their contracts with us and our business and results of operations may be adversely affected.

In addition, public opinion can significantly influence the regulation of sports betting. A negative shift in the perception of sports betting by the public or by politicians, lobbyists or others could affect future legislation or regulation in different jurisdictions. Among other things, such a shift could cause jurisdictions to abandon proposals to legalize or liberalize sports betting or introduce legislative restrictions, resulting in monopolies or total prohibitions, thereby limiting the number of bookmaker customers to which and/or jurisdictions in which we can potentially expand into. Increasingly negative public perception could also lead to new restrictions on, or the prohibition of, sports betting-related services where we currently, or may in the future, operate. If we are required to restrict our marketing or product offerings or incur increased compliance costs as a result, this could have a material adverse effect on our revenue and could increase operating expenses. For instance, further changes to the United Kingdom’s or other European states’ betting or gaming laws or regulations in reaction to the current adverse media coverage in that jurisdiction, including changes in the political or social attitude to online betting caused by such coverage, could have a material impact on our business, financial condition or results of operations.

Changes in public and consumer tastes and preferences and industry trends could reduce demand for our products, services and content offerings and adversely affect our business.

Our ability to offer sports content solutions to increase sponsor and fan engagement is increasingly important to the success of our business and our ability to generate revenue, which is sensitive to rapidly changing consumer preferences and industry trends, and depend on our ability to satisfy consumer tastes and expectations in a consistent manner. A reduction in consumer spending and time spent in our customers’ products could affect our business. This is especially true in jurisdictions where we operate under a revenue-share model. Our customers will demand fewer products if their users reduce their spending and time, thereby affecting our business and revenue. Our success depends on our ability to offer our products and services, including our sports content and media, that meet the changing preferences of the sports content consumer market, including those of our television, cable network and broadcast partners, and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of sports content. We invest in our sports image and editorial APIs, including in the creation of high quality content, and our Insights and sports page solutions. Our failure to avoid a negative perception among consumers or anticipate and respond to changes in consumer preferences, including in the form of content creation or distribution, could result in reduced demand for our products, services and content offerings or those of our partners. Furthermore, a lack of popularity of our content offerings, as well as labor disputes, unavailability of a star athlete, cost overruns or disputes with production teams, could have an adverse effect on our business, financial condition or results of operations.

Our market is competitive and we may lose customers and relationships to both existing and future competitors.

The markets for sports data, media, entertainment and betting are competitive and rapidly changing, especially the sports media industry. Competition in these markets may be further exacerbated if economic conditions or other circumstances, such as COVID-19, cause customer bases and customer spending to decrease and service providers to compete for fewer customer resources. Our existing competitors, or future competitors, may have or obtain greater name recognition, larger customer bases, better technology or data, thus providing cheaper services and better offers to operators, organizations and partners, or greater financial, technical or marketing resources, allowing them to respond more quickly to new or emerging technologies or changes in user requirements. For instance, we currently still rely on data journalists to attend events to collect data. If our competitors develop technology that replaces the need for data journalists before we do, our business could be materially harmed. Further, if competitors gain access to faster visual feeds from stadiums, the value of our in-stadium rights would be reduced and our revenue could decline. If we are unable to retain customers or obtain new customers or maintain or develop relationships with sports organizations, our revenue could also decline. Increased competition for exclusive league partnerships could result in lower revenue and higher expenses, which would reduce our profitability. In addition, competitors may reach deals for exclusive rights with sports leagues in one or more particular countries and therefore block our access to such market.

Potential changes in competitive landscape, including new market entrants or disintermediation by participants in the industry, could harm our business.

The global sports data media, entertainment and betting industries that we operate within and provide products and services to, is comprised of diverse products and offerings that compete for consumer’s time and disposable income. We compete with a range of providers, each of whom may provide a component of our platform. For certain services and solutions, our primary competition are other sports data and software solution companies and sports content providers.

As the industry grows, jurisdictions legalize sports betting and current operational jurisdictions progress toward maturity, we expect the competitive landscape will continue to change in a variety of ways, including:

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rapid and significant changes in technology, resulting in new and innovative sports entertainment and content options, that could place us at a competitive disadvantage and reduce the use of our products and services;

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direct competitors, such as sports data and solution providers and indirect competitors, such as the sports betting bookmakers and media companies we serve or the league partners we rely on for (live) data and streaming rights, other industry participants and/or new market entrants (including technology and social media companies) may develop products and services that compete with or replace our products and services; and

•

participants in the sports media, entertainment and betting industries may undergo disintermediation of service providers and establish direct business relationships with sports leagues and teams for data, statistics and content.

Certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us, such as by integrating competing platforms or features into products they control such as search engines, web browsers, mobile device operating systems or social networks; by making acquisitions; by making access to our platform more difficult; or by employing more aggressive bidding strategies with our sports league partners. Further, current and future competitors could choose to offer a different pricing model or to undercut prices in the market or our prices in an effort to increase their market share. Failure to compete effectively against any of these or other competitive threats could adversely affect our business, financial condition or results of operations.

If we fail to attract new customers, if the revenue generated by new customers differs significantly from our experiences, or if our customer acquisition costs increase, our business, revenue and growth will be harmed.

We must continually attract new customers in existing markets and expand into new markets in order to grow our business. Our ability to do so depends in large part on the success of our marketing efforts, our ability to enhance our services and our overall customer experience, to keep pace with changes in technology and our competitors and to expand our marketing partnerships and disbursement network.

Successful promotion of our brand will depend on a number of factors, including the effectiveness of our marketing efforts, including thought leadership, our ability to provide high-quality, reliable and cost-effective products and services, the perceived value of our products and services and our ability to provide quality customer success and support experience. We spent €3.2 million on marketing and communications and €25.8 million on central engineering technology and infrastructure costs, including personnel costs, in 2020, representing 0.8% and 6.4% of total revenue for the year, and we expect to continue to spend significant amounts to acquire new customers, primarily through product and content marketing that focuses on digital and direct channels to reach the customer from the beginning of their journey. We will continue to invest in brand-building marketing and communications and growing our awareness in emerging and growth markets. Our experience in markets in which we presently have low penetration rates may differ from our more established markets. If our estimates and assumptions regarding the gross profit we can generate from new customers prove incorrect, or if the gross profit generated from new customers differs significantly from that of prior customers, we may be unable to recover our customer acquisition costs or generate profits from our investment in acquiring new customers. Moreover, if our customer acquisition costs or our operating costs increase, the return on our investment may be lower than we anticipate irrespective of the gross profit generated from new customers. We cannot assure you that the gross profit from customers we acquire will ultimately exceed the marketing and technology and development costs associated with acquiring these customers. If we cannot generate profits from this investment, we may need to alter our growth strategy, and our growth rate or results of operations may be harmed.

Our expansion into new markets is also dependent upon our ability to adapt our existing technology and offerings or to develop new or innovative applications to meet the particular service needs of each new market. In order to do so, we will need to anticipate and react to market changes and devote appropriate financial and technical resources to our development efforts, and there can be no assurance that we will be successful in these efforts.

Furthermore, we may expand into new geographic markets, in which we do not currently have any operating experience. We cannot assure you that we will be able to successfully continue such expansion efforts due to our lack of experience in such markets and the multitude of risks associated with global operations, including the possibility of needing to obtain appropriate regulatory approval. Any failure to successfully expand may have a material adverse effect on our business, financial condition or results of operations.

We may not be able to acquire new customers in sufficient numbers to continue to grow our business due to macroeconomic factors, including global economic downturn, including as a result of the COVID-19 pandemic, exchange rate fluctuations, increased competition, new and/or stricter regulations and licensing requirements that may be harmful to our or our bookmaker customers’ businesses or other factors, or we may be required to incur significantly higher marketing expenses in order to acquire new customers. A decrease in customer acquisition growth would harm our business, financial conditions or results of operations.

Our ability to retain our customers is dependent on the quality of our products and service, and our failure to offer high quality products and services could have a material adverse effect on our sales and results of operations.

We must continually retain existing customers and expand existing customers’ usage of our products and services, as well as increase our penetration and service offerings within our existing markets of operation, in order to grow our business. For the fiscal years ended December 31, 2019 and 2020, we generated 10.4% and 9.8% of total revenue from a single customer, respectively, and 22.6% and 24.1% of total revenue from our top ten customers combined, respectively. Our ability to retain our significant customers largely depends on whether we can enhance our products and services, and our overall customer experience and keep pace with changes in technology and our competitors. Our product quality must maintain the consistent level of low-latency and high accuracy to fulfill our customers’ requirements.

Once our products are deployed and integrated with our customers’ existing information technology investments and data, our customers depend on our customer service to resolve any issues relating to our products. Increasingly, our products have been deployed in large-scale, complex technology environments, and we believe our future success will depend on our ability to increase sales of our products for use in such deployments. Further, our ability to provide effective ongoing support, or to provide such support in a timely, efficient, or scalable manner, may depend in part on our customers’ environments and their upgrading to the latest versions of our products and participating in our centralized product management and services.

In addition, our ability to provide effective customer services is largely dependent on our ability to attract, train, and retain qualified personnel with experience in supporting customers. The number of our customers has grown significantly, and that growth has and may continue to put additional pressure on our services teams. While our goal is to provide high quality support 24 hours a day, and we may be unable to respond quickly enough to accommodate short-term increases in customer demand for our support services. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our business and results of operations. In addition, as we continue to grow our operations and expand globally, we need to be able to provide efficient services that meet our customers’ needs globally at scale, and our services teams may face additional challenges, including those associated with operating the platforms and delivering support, training, and documentation in different languages and providing services across expanded time-zones. If we are unable to provide efficient customer service globally at scale, our ability to grow our operations may be harmed, and we may need to hire additional services personnel, which could negatively impact our business, financial condition or results of operations.

For some of our products, the customers may need training in the proper use of and the variety of benefits that can be derived from our products to maximize their potential. If we do not effectively deploy, update, or upgrade our products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing services, our ability to sell additional products and services to existing customers could be adversely affected, we may face negative publicity, and our reputation with potential customers could be damaged. Many enterprise and government customers require higher levels of services than smaller customers. If we fail to meet the requirements of the larger customers, it may be more difficult to execute on our strategy to increase our penetration with larger customers. As a result, our failure to maintain high quality services may have a material adverse effect on our business, financial condition or results of operations.

If customer confidence in our brands and product quality, and business deteriorates, our business, financial condition or results of operations could be adversely affected.

Customer confidence in our brands and product quality, and the ability to provide fast, secure and validated data and content are critical to our success. A number of factors could erode our customers’ confidence in our business, or in the sports media, entertainment and betting industries generally, many of which are beyond our control and could have an adverse impact on our results of operations.

Our business model is based on our ability to provide rapid, reliable and customizable products and services, and customer confidence in our business largely depends on the quality of our service and product experience and our ability to meet evolving customer needs and preferences. If we fail to maintain high quality service, or if there are pervasive customer complaints or negative publicity about our products or services, the confidence and trust customers have in our brands and business may decrease. Other factors include, but are not limited to delays between the live event in the stadium and the visualization at the customer, as well as any significant interruption in our systems, including as a result of unauthorized entry and computer viruses, fire, natural disaster, power loss, telecommunications failure, terrorism, vendor failure, or disruptions in our workforce, including as a result of the COVID-19 pandemic and any breach, or reported breach, of our computer systems or other data storage facilities, or of certain of our third-party providers, resulting in a compromise of personal or other data.

We are subject to reputational risks related to betting-related match fixing, doping, and other sports integrity threats.

Many factors influence our reputation and the value of our brands, including the perception held by our customers, business partners, investors, other industry stakeholders and the communities in which we operate. Our Sportradar Integrity Services supplies sports integrity solutions for sports governing bodies, anti-doping organizations, law enforcement agencies, among others, to support them in the fight against betting-related match-fixing, doping and integrity treats. As a leading supplier of integrity solutions, we have faced, and will likely continue to face, increased scrutiny related to our solutions and consulting services, and our reputation and the value of our brands can be materially adversely harmed if a user of our solutions is involved in a major match-fixing or doping scandal. Fraud, corruption or negligence by our employees or contracted statisticians collecting data on behalf of us or third parties could also potential have an impact on our reputation. Operational errors, whether by us or our competitors, could also harm our reputation or the sports data, sports betting, online gaming and sports marketing industries. Any association with the illegal, unethical or fraudulent activities of our customers or our partners could expose us to potential reputational damage and financial loss. Any harm to our reputation could impact employee engagement and retention, and the willingness of customers and partners to do business with us, which could have a materially adverse effect on our business operations, financial conditions or results of operations.

Because we rely on third-party vendors to provide products and services, we could be adversely impacted if they fail to fulfill their obligations, experience disruption or cease providing services adequately or at all.

Some services relating to our business, such as cloud-based software service providers, software application support, data centers, parts of development, hosting and maintenance of our operating systems, call center services and other operating activities are outsourced to third-party vendors. Any changes to our failures in these systems that degrade the functionality of our products and services, impose additional costs or requirements on it or give preferential treatment to competitors’ services, including their own services, could materially and adversely affect usage of our products and services. In the event our agreements with our third-party vendors are terminated, or if we cannot renew the contracts on terms favorable to us, or at all, or if we cannot find alternative sources of such services or otherwise replace these third-party vendors quickly, we may experience a disruption in our services, and our business and operations could be adversely affected.

The failure of our third-party vendors to perform their obligations and provide the products and services we obtain from them in a timely manner for any reason, including as a result of damage or interruption from, among other things, fire, natural disaster, pandemics (including the COVID-19 pandemic), power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, acts of terrorism, human error, vandalism or sabotage, financial insolvency, bankruptcy and similar events, could adversely affect our operations and profitability due to, among other consequences:

•	loss of revenue;

•	loss of customers;

•	loss of customer data;

•	loss of sports league partnerships;

•	harm to our business or reputation resulting from negative publicity;

•	exposure to fraud losses or other liabilities;

•	additional operating and development costs; or

•	diversion of management, technical and other resources.

Indemnity provisions in customer and other third-party agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Many of our agreements with customers and other third parties include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments of damage claims from intellectual property infringement or other claims could harm our business, results of operations and financial condition. Although we attempt to contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with that customer or third party and other current and prospective customers and other third parties, reduce demand for our products and services, damage our reputation and harm our business, results of operations and financial condition.

If we fail to manage our growth effectively, our brands, results of operations and business could be harmed.

We have experienced rapid growth in our headcount and revenue, which places substantial demands on our management and operational infrastructure. Our headcount grew from 2,010 FTEs as of December 31, 2018 to 2,366 FTEs as of December 31, 2020. As of December 31, 2019, we had 2,156 FTEs. Additionally, we may not be able to hire new employees quickly enough to meet our needs. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, while maintaining the beneficial aspects of our company culture. If we fail, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be harmed.

Our total revenue increased from €380.4 million in 2019 to €404.9 million in 2020, and from €191.6 million in the six month period ended June 30, 2020 to €272.1 million in the six month period ended June 30, 2021. We will need to continue to improve our operational, financial and management controls, and our reporting systems and procedures in order to manage this growth. If we do not manage the growth of our business and operations effectively, the quality of our products and services and efficiency of our operations could suffer, which could harm our business, financial condition or results of operations.

Our ability to recruit, retain and develop qualified personnel is critical to our success and growth.

All of our businesses function at the intersection of rapidly changing technological, social, economic and regulatory environments that require a wide range of expertise and intellectual capital. In addition, certain jurisdictions where we hold B2B gambling and/or betting supplier licenses, such as the United Kingdom or the United States, require certain management functions and key personnel to hold personal or management licenses or authorizations. For us to successfully compete and grow, we must recruit, retain and develop personnel from diverse backgrounds and who can provide the necessary expertise across a broad spectrum of intellectual capital needs. In addition, we must develop, maintain and, as necessary, implement appropriate succession plans to assure we have the necessary human resources capable of maintaining continuity in our business.

For instance, we are highly dependent on the expertise and leadership of our Chief Executive Officer, Carsten Koerl, and other members of our senior management. The market for qualified and diverse personnel, particularly for specialty technology and development skills in the EEA, such as software engineers and data scientists, is competitive, and we also maintain an expansive network of data journalists and specialized data operators to allow us to cover live matches globally. We may not succeed in recruiting additional personnel for these positions, or may fail to effectively replace current personnel who depart with qualified or effective successors. In particular, the COVID-19 pandemic may make it challenging for us to manage a growing workforce, as our ability to sustain our company culture and integrate new employees are affected by working from home policies.

In addition, from time to time, there may be changes in our management team that may be disruptive to our business. If our management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis, or fails to maintain the required licenses or authorizations, our business could be harmed.

Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that key personnel, including our executive officers, will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to recruit, retain or develop qualified personnel could adversely affect our business, financial condition or results of operations.

Our business is not fully mature, and our industry is evolving, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our business is not fully mature, which makes it difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and difficulties we encounter in this evolving market. These risks and difficulties include our ability to, among other things:

•	retain an active customer base and attract new customers;

•	avoid interruptions or disruptions in our service;

•	improve the quality of the customer experience on our platforms;

•	earn and preserve our customers’ trust with respect to the quality of our products and services;

•	process, store and use personal customer data in compliance with governmental regulation and other legal obligations related to privacy;

•	comply with extensive existing and new laws and regulations, including licensing requirements for B2B suppliers to the gambling and betting industry;

•	effectively maintain a scalable, high-performance technology infrastructure that can efficiently and reliably handle our customer’s needs globally;

•	successfully deploy new or enhanced features and services;

•	compete with other companies that are currently in, or may in the future enter, the sports data business;

•	hire, integrate and retain world-class talent; and

•	expand our business into new markets.

If the market for sports media, entertainment and betting does not evolve as we expect, or if we fail to address the needs of this market, our business may be harmed. We may not be able to successfully address these risks and challenges, including those described elsewhere in these risk factors. Failure to adequately address these risks and challenges could harm our business, financial results or results of operations.

Technology Risks

Our potential inability to anticipate and adopt new technology and develop and gain market acceptance of new and enhanced products and services in response to changing industry and regulatory standards and evolving customer needs may adversely affect our competitiveness.

Our industry is subject to rapid and significant technological advancements, with the constant introduction of new and enhanced products and services and evolving industry and regulatory standards and customer needs and preferences. We expect that new services and technologies applicable to the sports media, entertainment and sports betting industries will continue to emerge, which could have the effect of driving down the cost to access data and content and lead to more competitive pricing. Our business and financial success will depend on our ability to continue to anticipate the needs of customers and potential customers, to achieve and maintain broad market acceptance for our existing and future products and services, to successfully introduce new and upgraded products and services and to successfully implement our current and future geographic expansion plans. Through we actively seek to respond in a timely manner to changes in customer needs and preferences, technology advances, new and enhanced products and services and competitive pricing, failure to respond timely and well to these changes could adversely impact, on both a short-term and long-term basis, our business, financial condition or results of operations. Further, any new product or service we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets also impose additional burdens on our research, systems development, sales, marketing and general managerial resources. In addition, these solutions could become subject to legal or regulatory requirements, which could prohibit or slow the development and provision of such new solutions and/or our adoption thereof. If we are unable to anticipate or respond to technological or industry standard changes on a timely basis, our ability to remain competitive could be adversely affected.

Real or perceived errors, failures or bugs in our products could materially and adversely affect our financial conditions or results of operations.

We provide data feeds regarding schedules, results, performance and outcomes of sporting events to our wide array of customers, who rely on our data to settle bets, create content and generate analysis. The software underlying our products is highly technical and complex. Our software has previously contained, and may now or in the future contain, undetected errors, bugs or vulnerabilities. For example, in October 2018, we experienced a half-day temporary data center outage that impacted our services outside of the United States, as a result of defects in third-party networking software. While we have remediated our network topology as a result of this incident, we cannot protect against all possible future defects. In addition, errors, failures and bugs may be contained in open-source or other third-party software utilized in building and operating our products or may result from errors in the deployment or configuration of open-source or third-party software. Some errors in our software may only be discovered after the software has been deployed or may never be generally known. Any errors, bugs or vulnerabilities in our software could result in interruptions in data availability, product malfunctioning or data breaches, and thereby result in damage to our reputation, adverse effects upon customers and users, loss of customers and relationships with third parties, loss of revenue or liability for damages. In some instances, we may not be able to identify the cause or causes of these problems or risks, or be able to take effective steps to remediate such problems or risks, within an acceptable period of time.

Our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our customers, consumers, and regulators, and may expose us to liability.

In conducting our business, we collect, process, transmit, store and otherwise use sensitive business information and personally identifiable information or personal data about our customers, employees, partners, vendors and other parties. This information may include account access credentials, credit and debit card numbers, bank account numbers, social security numbers, driver’s license numbers, names and addresses and other types of sensitive business or personal information.

In addition, as a provider of real-time sports data and content, our products and services may themselves be targets of cyber-attacks that attempt to intercept, breach, sabotage or otherwise disable or gain access to them or the data processed thereby, and the defensive and preventative measures we take ultimately may not be able to effectively detect, prevent, or protect against or otherwise mitigate losses from all cyber-attacks. Despite our efforts to create security barriers against such threats, it is virtually impossible for us to eliminate these risks entirely. Any such breach could enable betting manipulation, compromise our networks, create system disruptions or slowdowns and exploit security vulnerabilities of our products. Additionally, the information stored on our networks, including proprietary information and other intellectual property, could be accessed, publicly disclosed, lost or stolen, any of which could subject us to liability and cause us financial harm. These breaches, or any perceived breach, may also result in damage to our reputation, negative publicity, loss of key partners, customers and transactions, regulatory complaints, investigations and penalties increased costs to remedy any problem and costly litigation and may therefore adversely impact market acceptance of our products and services and may seriously affect our business, financial condition or results of operations.

We have previously been the target of malicious third-party attempts to identify and exploit system vulnerabilities, and/or penetrate or bypass our security measures, in order to gain unauthorized access to our networks and systems or those of third parties associated with us. For example, in October 2019, we experienced a takeover of an email account, which resulted in a person’s inbox being downloaded by an unauthorized party. Although no material adverse effects were suffered from this takeover, if any future attempts are successful, it could lead to the compromise of sensitive, business, personal or confidential information. While we employ multiple methods at different layers of our systems to defend against intrusion and attack and to protect our data, we cannot be certain that these measures are sufficient to counter all current and emerging technology threats.

Our computer systems could be subject to breaches, and our data protection measures may not prevent unauthorized access. While we believe the procedures and processes we have implemented to detect, prevent and otherwise handle an attack are adequate, the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to anticipate or detect. Threats to our systems and associated third-party systems can originate from human error or negligence, fraud or malice on the part of employees or third parties or simply from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of associated third parties. In addition, denial of service or other attacks could be launched against us for a variety of purposes, including to interfere with our services or create a diversion for other malicious activities. Our defensive measures may not prevent unplanned downtime, or the unauthorized access, unauthorized use, or other compromise of sensitive data. While we maintain cyber errors and omissions insurance coverage that covers certain aspects of cyber risks, our insurance coverage may be insufficient to cover all losses. Further, while we select our associated third parties carefully, we do not control their actions. Any problems experienced by these third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to service our customers or otherwise conduct our business or otherwise result in liabilities or other costs and expenses.

We could also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes, improper collection, analysis, disclosure or other misuse of personal data, and violation of customer protection or data privacy laws. We cannot provide assurance that the contractual requirements related to security and privacy that we impose on our service providers who have access to customer data will be followed or will be adequate to prevent such misuse. In addition, we are subject to obligations under certain of our agreements with respect to data privacy and security, including to take certain protective measures to ensure the confidentiality of customer data and to notify affected parties in the event of a breach. The costs of systems and procedures associated with such protective measures may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures or otherwise comply with our obligations could result in liability, protracted and costly litigation, governmental intervention and fines and, with respect to misuse of personal information of our customers, lost revenue, lost sports league partnerships and reputational harm.

Any type of security breach, attack or misuse of data, whether experienced by us or an associated third party, could harm our reputation or deter existing or prospective customers or leagues from using our services, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations (including potential service interruptions), divert management focus away from other priorities, increase our risk of regulatory scrutiny or result in the imposition of penalties and fines under domestic or foreign laws. Also, prospective customers, partners or other third parties may choose to terminate their relationship with us, or delay or choose not to consider us for their needs. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

Interruptions and failures in our systems or infrastructure, including as a result of cyber-attacks, natural catastrophic events, geopolitical events, disruptions in our workforce, system breakdowns or fraud may have a significant adverse effect on our business.

Our ability to provide fast, secure and validated products and services largely depends on the efficient and uninterrupted operation of our business processes, computer information systems and infrastructure. Any significant interruptions could harm our business and reputation and result in a loss of business. These systems, processes, operations and infrastructure could be exposed to damage, interruption or operational challenges from unauthorized entry and computer viruses and computer denial-of-service-attacks as discussed in this “Risk Factors” section under the caption “Our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our customers, consumers, and regulators and may expose us to liability,” human error, hardware or software defects or malfunctions, earthquakes, floods, fires, natural disaster, pandemics, such as the COVID-19 pandemic, power loss, telecommunications failure, terrorism, vendor failure, geopolitical events, foreign state attacks, system breakdowns of our informational technology or cloud infrastructure or other causes, many of which may be beyond our control. We currently maintain a disaster recovery and business continuity plan, however, our plan may not adequately protect us from such delays and interruptions. While we also maintain business interruption insurance, our coverage may be insufficient to compensate us for all losses that may result from interruptions in our service as a result of system failures and similar events.

Further, we have been and continue to be the subject of cyber-attacks, including routine port scanning by external parties. These attackers and attacks, which may even be initiated by nation-states, have continued to become more sophisticated and are primarily aimed at interrupting our business, exposing us to financial losses, or exploiting information security vulnerabilities. Historically, none of these attacks or breaches has individually or in the aggregate resulted in any material liability to us or any material damage to our reputation, and disruptions related to cybersecurity have not caused any material disruption to our business. The safeguards we have designed to help prevent future security incidents and systems disruptions and comply with applicable contractual, regulatory and other legal requirements may not be successful, and we may experience material security incidents, disruptions or other problems in the future. We also may experience software defects, development delays and other systems problems, which could harm our business and reputation and expose us to potential liability, which may not be fully covered by our business interruption insurance. In addition, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. These applications may not be sufficient to address technological advances, regulatory requirements, changing market conditions or other developments.

Additionally, if our customer base and engagement continue to grow, and the amount and types of services and product offerings continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our users’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our services or product offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may become evident only after we have started to fully use the underlying equipment or software, that could further degrade the user experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands.

We depend on computing infrastructure operated by Amazon Web Services (“AWS”), Microsoft, and other third parties to support some of our customers and any errors, disruption, performance problems, or failure in their or our operational infrastructure could adversely affect our business, financial condition or results of operations.

We rely on the technology, infrastructure, and software applications, including software-as-a-service offerings, of certain third parties, such as AWS and Microsoft Azure, in order to host or operate some or all of certain key platform features or functions of our business, including our cloud-based services, customer relationship management activities, billing and order management, and financial accounting services. Additionally, we rely on computer hardware purchased in order to deliver our platforms and services. We do not have control over the operations of the facilities of the third parties that we use. If any of these third-party services experience errors, disruptions, security issues, or other performance deficiencies, if they are updated such that our platforms become incompatible, if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in our platforms, cause our platforms to fail, our revenue and margins could decline, or our reputation and brand to be damaged, we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our customers could be impaired until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and could adversely affect our business. Many of these third-party providers attempt to impose limitations on their liability for such errors, disruptions, defects, performance deficiencies, or failures, and if enforceable, we may have additional liability to our customers or third-party providers.

We may in the future experience, disruptions, failures, data loss, outages, and other performance problems with our infrastructure and cloud-based offerings due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, employee misconduct, capacity constraints, denial of service attacks, phishing attacks, computer viruses, malicious or destructive code, or other security-related incidents, and our disaster recovery planning may not be sufficient for all situations. If we experience disruptions, failures, data loss, outages, or other performance problems, our business, financial condition or results of operations could be adversely affected.

Our systems and the third-party systems upon which we and our customers rely are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, cybersecurity threats, terrorist attacks, natural disasters, public health crises such as the COVID-19 pandemic, geopolitical and similar events, or acts of misconduct. Despite any precautions we may take, the occurrence of a catastrophic disaster or other unanticipated problems at our or our third-party vendors’ hosting facilities, or within our systems or the systems of third parties upon which we rely, could result in interruptions, performance problems, or failure of our infrastructure, technology, or platforms, which may adversely impact our business. In addition, our ability to conduct normal business operations could be severely affected. In the event of significant physical damage to one of these facilities, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. In addition, any negative publicity arising from these disruptions could harm our reputation and brand and adversely affect our business.

Any interruption in our service, whether as a result of an internal or third-party issue, could damage our brand and reputation, cause our customers to terminate or not renew their contracts with us or decrease use of our platforms and services, require us to indemnify our customers against certain losses, result in our issuing credit or paying penalties or fines, subject us to other losses or liabilities, cause our platforms to be perceived as unreliable or unsecure, and prevent us from gaining new or additional business from current or future customers, any of which could harm our business, financial condition or results of operations.

Moreover, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition or results of operations could be adversely affected. The provisioning of additional cloud hosting capacity requires lead time. AWS, Microsoft Azure, and other third parties have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If AWS, Microsoft Azure, or other third-parties increase pricing terms, terminate or seek to terminate our contractual relationship, establish more favorable relationships with our competitors, or change or interpret their terms of service or policies in a manner that is unfavorable with respect to us, we may be required to transfer to other cloud providers or invest in a private cloud. If we are required to transfer to other cloud providers or invest in a private cloud, we could incur significant costs and experience possible service interruption in connection with doing so, or risk loss of customer contracts if they are unwilling to accept such a change.

A failure to maintain our relationships with our third-party providers (or obtain adequate replacements), and to receive services from such providers that do not contain any material errors or defects, could adversely affect our ability to deliver effective products and solutions to our customers and adversely affect our business and results of operations.

The competitive position of our XML or application programming interfaces feeds depends in part on their ability to integrate, operate and share data with our customers’ applications.

The competitive position of our XML and API feeds depends in part on their ability to integrate, operate and share data with the visualization tools, software and technology infrastructure of our customers. As such, we must continuously modify and enhance our XML and API feeds to adapt to changes in website applications and mobile apps and to ensure efficiency, speed and scale. If the interoperability of our XML and API feeds with our customers’ decreases, we could become less attractive to users of our products, lose market share or be required to spend more costs to enhance compatibility. We intend to facilitate the compatibility of our XML and API feeds with various third-party software and infrastructure by maintaining and expanding our business and technical relationships. If we are not successful in achieving this goal, our business, financial condition or results of operations could be adversely affected.

Issues in the use of artificial intelligence, including machine learning, in our platforms may result in reputational harm or liability.

AI and machine learning is enabled by or integrated into some of our products, such as Simulated Reality, an AI-driven product for professional sports matches and a range of pre-match and live (in-play) betting opportunities. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyzes that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Some AI scenarios present ethical issues. Though our business practices are designed to mitigate many of these risks, if we enable or offer AI solutions that are controversial because of their purported or real impact on human rights, privacy, employment, or other social issues, we may experience brand or reputational harm.

Legal and Regulatory Risks

We and our customers may be subject to a variety of U.S. and foreign laws on sports betting, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business. Any change in existing regulations or their interpretation or the regulatory climate could adversely impact our ability to operate our business or decrease the demand for our products and services. The introduction of licensing requirements for the supply of products and services to the gambling and betting industry may adversely impact our ability to operate in such jurisdictions.

Many of the customers we serve and our business offered under the brand “Betradar,” which offers products and services to bookmakers around the world to enhance their sportsbook operations, may be subject to laws and regulations relating to sports betting and online betting and gaming in those jurisdictions in which our customers or we offer our services. See “Regulation and Licensing.”

Future legislative and regulatory action, court decisions, including by the Court of Justice of the European Union (“CJEU”), or other governmental action, such as the future regulation of sports betting in further jurisdictions in Europe and the United States, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases and an increasingly negative tendency towards all forms of sports betting and gambling in politics and the wider society, may have a material impact on the legislation and licensing requirements applicable to our and our customers’ businesses and/or our operations and financial results. Stricter legislation, licensing and regulatory requirements as well as an increase in restrictions on the advertising of sports betting and gambling products may decrease the demand for our products and services or prevent us from providing these services entirely.

Our failure to obtain licenses in jurisdictions that introduce licensing requirements for supplying products and services to the gambling and betting industry (as well as our failure to maintain any of our existing licenses) may result in us having to change, restrict, suspend or cease our supply services and may ultimately result in a loss of revenue, the imposition of sanctions and penalties, including contractual fines and/or reputational damage. In case of licensing requirements being introduced in jurisdictions where we have local presence or other assets and/or from where we provide services that become subject to licensing, failure to obtain a license may result in changes to our business model and/or to the locations from where we operate the related parts of our business and ultimately to a forced temporary or permanent closure of such local presence, loss of revenue and/or reputational damages.

There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our and our customers’ businesses to prohibit, legislate or regulate various aspects of the sports betting industry (or that existing laws in those jurisdictions will not be interpreted negatively), including the introduction of new licensing and authorization requirements for our and our customers’ businesses and the introduction of licensing requirements for B2B suppliers of products and services to the gambling and betting industry. In particular, some jurisdictions have introduced regulations attempting to restrict, monopolize or prohibit online gambling and/or betting, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable that to happen. Changes to existing forms of regulation may include the introduction of punitive tax regimes, requirements for large bonds or other financial guarantees, limitations on product offerings, requirements for ring-fenced liquidity, requirements to obtain licenses and/or caps on the number of licensees, restrictions on permitted marketing activities or restrictions on third-party service providers to sports betting operators. In addition, some jurisdictions in which we may operate could presently be unregulated or partially regulated and therefore more susceptible to the enactment or change of laws and regulations.

Any adverse changes to the regulation of sports betting, the interpretation of these laws, regulations, government action and licensing requirements by relevant regulators or the revocation of operating licenses could materially adversely affect our ability to conduct our operations and generate revenue in the relevant jurisdiction. In particular, it may become commercially undesirable or impractical for us to provide sports betting services in certain jurisdictions as the local license or approval costs increase, our returns from or scope of service in such jurisdictions may be reduced or we may be forced to withdrawal from such jurisdictions entirely, with a material financial loss due to restrictions to our customers located in these jurisdictions.

Additionally, governmental authorities could view us as having violated local laws, despite efforts to obtain all applicable licenses or approvals. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent monopoly providers, or private individuals, could be initiated against participants in the sports betting industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us, our customers or other business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, financial condition or results of operations, as well as impact our reputation. In addition, there is a risk that the provision of products and services to customers who are not in compliance with gambling and betting legislation and/or regulatory requirements in certain jurisdictions, despite efforts to ensure that our products and services are made available only to customers who comply with all applicable legislation, including gambling and betting legislation, may lead to sanctions and penalties being issued against us based on aiding and abetting an illicit gambling or betting offer. This may also result in us being found unsuitable to maintain our existing regulatory licenses or obtain future licenses and authorizations.

A significant amount of our revenue is indirectly derived from jurisdictions where we or our customers are not required to hold a license or limited regulatory framework exists and the approach to regulation and the legality of sports betting varies from jurisdiction to jurisdiction and is subject to uncertainties.

The regulation and legality of sports betting and approaches to enforcement vary from jurisdiction to jurisdiction (from open licensing regimes to regimes that impose sanctions or prohibitions), including within the European Union single market, as well as across jurisdictions in the United States, and in certain jurisdictions there is no or limited legislation which is directly applicable to ours or our customers’ businesses. See “Regulation and Licensing.” While the majority of gambling and betting laws in Europe do not require us to hold licenses for providing our products and services to the betting industry on a B2B basis and thus, in most European jurisdictions, our business is not subject to holding a supplier license, some jurisdictions, including the United States and certain European jurisdictions, such as the United Kingdom and Malta, require us to hold a supplier license issued by the competent gambling and betting regulatory authority. In jurisdictions where the provision of B2B supply services to the betting industry is not subject to holding a supplier license, we operate our business based on agreements in which our customers warrant and represent that their respective business-to-customer (“B2C”) gambling and betting services comply with the applicable local legislation.

The legality of the supply of sports betting services in certain jurisdictions is not clear or is open to interpretation. In many jurisdictions, there are conflicting laws and/or regulations, conflicting interpretations, divergent approaches by enforcement agencies and/or inconsistent enforcement policies and, therefore, some or all forms of sports betting could be determined to be illegal in some of these jurisdictions, either when operated within the jurisdiction and/or when accessed by persons located in that jurisdiction. Moreover, the legality of sports betting is subject to uncertainties arising from differing approaches among jurisdictions as to the determination of where sports betting activities take place and which authorities have jurisdiction over such activities and/or those who participate in or facilitate them.

There is a risk that regulators or prosecutors in jurisdictions where we provide online gambling and/or betting services to customers without a local license or pursuant to a multi-jurisdictional license may take legal action against our operations and any defense we may raise may not be successful. These actions may include criminal sanctions and penalties, as well as civil and administrative enforcement actions, fines, funds and asset seizures, authorities seeking to seize funds generated from the allegedly illegal activity as well as payment blocks and internet service provider (“ISP”) blacklisting, some of which may be more readily enforceable within an economic area such as the EEA. Even if such claims are successfully defended, the process may result in a loss of reputation, potential loss of revenue and diversion of management resources and time.

In addition, there are many jurisdictions around the world where the legality of various forms of gambling is open to interpretation, often arising from a delay or failure to update gambling laws to reflect the availability of modern remote betting products. In those cases, there are justifiable arguments to support various forms of betting and gaming activities on the basis that they are not expressly prohibited, that their application to off-shore activities is unclear, that betting and gaming products are readily available within the particular jurisdiction and/or that there is no history of enforcement of betting and gaming regulations. Changes in regulation in a given jurisdiction could result in it being re-assessed as a restricted territory without the potential to generate revenue on an ongoing basis. Our inability to operate and work with customers in a large betting or gaming market in the future, for example Germany, or a number of smaller betting or gaming markets which collectively are material, could have a material adverse effect on our ability to generate revenue and our profit margins due to a decrease in economies of scale.

We determine whether to permit customers in a given jurisdiction to access any one or more of our products and services and whether to engage in various types of marketing activity and customer outreach based on a number of factors, including but not limited to:

(a)	the laws and regulations of the jurisdiction;

(b)	the terms of our betting licenses;

(c)

the approach by regulatory and other authorities to the application or enforcement of such laws and regulations, including the approach of such authorities to the extraterritorial application and enforcement of such laws;

(d)	state, federal or supranational law, including EU law if applicable;

(e)	any changes to these factors; and

(f)	internal rules and policies.

However, our assessment of the factors referred to above may not always accurately predict the likelihood of one or more jurisdictions taking enforcement or other adverse action against us, our customers or third-party suppliers, which could lead to fines, criminal sanctions and/or the termination of our operations in such jurisdictions.

As a supplier to the gambling and betting industry, our growth prospects depend on the legal and regulatory status of real money gambling and betting legislation applicable to our customers. Additionally, even if jurisdictions legalize real money gambling and betting, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it impracticable or less attractive for our customers to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than we anticipate, which may lead to a decreased demand for our products and services and adversely affect our business.

As a B2B supplier to the gambling and betting industry, the legal and regulatory landscape that our customers, including operators of real money gambling and betting offers, are facing impacts the results of our business. Several jurisdictions have regulated or are currently regulating or considering regulating the provision of real money gambling and betting to end consumers. Our business, financial condition and results of operations are significantly dependent upon the regulation that is applicable to and directly impacts our customers.

Certain jurisdictions in which laws currently prohibit or restrict sports betting or the marketing of those services, or protect monopoly providers, may implement changes to open their markets through the adoption of competitive licensing and regulatory frameworks. We have and still intend to expand our offering of sports betting services into such clarified or liberalized jurisdictions and markets, including within North America (in particular, following the U.S. Supreme Court’s decision to strike down the PASPA in May 2018), Europe and elsewhere internationally.

While clarification and liberalization of the regulation of sports betting in certain jurisdictions and markets may provide our customers and us growth opportunities, successful expansion into each potential new jurisdiction or market will present its own complexities and challenges. Efforts to access a new jurisdiction or market may require us to incur significant costs, such as capital, local resources, local infrastructure, specific technology, marketing, legal and other costs, as well as the commitment of significant senior management time and resources. Notwithstanding such efforts, our ability to successfully enter such jurisdictions or markets may be affected by future developments in state/regional, national and/or supranational policy and regulation, limitations on market access, ability of our customers to successfully enter, competition from third parties and other factors that we are unable to predict at this time or are beyond our control. As a result, there can be no assurance that we will be successful in expanding our offering of sports betting services into such jurisdictions or markets or that our service and product offerings will grow at expected rates or be successful in the long term at all.

For example, the failure of state/regional, national and/or supranational regulators (particularly in various U.S. states) to implement a regulatory framework for provision of betting and gaming services in their jurisdictions in a timely manner, or at all, may prevent, restrict or delay our customers and us from accessing such markets. In addition, any regulation ultimately implemented may prohibit or materially restrict our customers’ and our ability to enter such jurisdictions. In particular, where licensing regimes are introduced in certain markets, there is no guarantee that our customer and we will be successful in obtaining or retaining a license to operate in such markets. Further, even if we do, any such license may be subject to onerous licensing requirements, together with sanctions for breach thereof and/or taxation liabilities that may make the market unattractive or impose restrictions that limit our ability to offer certain of our key products or services. Additionally, a license may require us to offer our products in partnership or cooperation with a local market participant, thereby exposing us to the risk of poor or non-performance by such participant, which could in turn disrupt or restrict our ability to effectively compete and offer our products in the relevant market. Finally, the complexity from the introduction of multiple state/regional regulatory regimes, particularly within the United States where multiple states are expected to introduce varying regulatory regimes, may result in considerable operational, legal and administrative costs for us, especially in the short term.

Furthermore, our competitors or their partners, may already be established in a jurisdiction or market. If regulation is liberalized or clarified in such jurisdictions or markets, we may face increased competition from other providers and this may in turn increase the overall competitiveness of the sports betting industry. We may face difficulty in competing with providers that take a more aggressive approach to regulation and are consequently able to generate revenue in markets from which we do not accept customers or in which we do not advertise. We may also face operational difficulties in successfully entering new markets, even where regulatory issues do not materially restrict such entity.

Failure to comply with regulatory requirements in a particular jurisdiction, or the failure to successfully obtain a supplier license or authorization applied for in a particular jurisdiction, could impact our ability to comply with licensing and regulatory requirements in other jurisdictions, or could cause the rejection of license applications or the restriction, condition, suspension or revocation of existing licenses in other jurisdictions.

Compliance with the various regulations applicable to our business in the context of offering products and services as a supplier to the gambling and betting industry is costly and time-consuming. In jurisdictions where we are required to hold such supplier licenses, the regulatory authorities regularly have broad powers with respect to the regulation and licensing of our business and may restrict, condition, suspend or ultimately revoke our licenses, impose substantial fines on us and take other actions, any one of which could have a material adverse effect on our business, financial condition or results of operations. These laws and regulations are dynamic and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current laws or regulations or enact new laws and regulations regarding these matters. Non-compliance with any such legislation or regulations could expose us to claims, legal or regulatory proceedings, license reviews, litigation and investigations by regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect our business.

Any of our existing supplier licenses may be restricted, conditioned suspended or ultimately revoked. The loss, suspension or review of a license or any condition imposed on a license held in one jurisdiction could trigger restrictions, conditions, suspension or loss of a license or affect our suitability and eligibility for such a license in another jurisdiction, and any of such restrictions, conditions, suspension or losses, or potential for such restriction, condition, suspension or loss, could cause us to cease offering some or all of our offerings in the impacted jurisdictions. We may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process, which could adversely affect our operations. For example, we currently have license applications pending in the European jurisdiction of Gibraltar. Our delay or failure to obtain or maintain licenses in any jurisdiction may prevent us from providing our products and services, increasing our customer base and/or generating revenue. Any failure to maintain or renew our existing licenses, registrations, permits, authorizations, or approvals could have a material adverse effect on our business, financial condition or results of operations.

We face the risk of loss, revocation, non-renewal or change in the terms of our existing supplier licenses

Our existing supplier licenses typically include a right for the regulatory authority to restrict, condition, suspend or revoke the license in certain circumstances, for example, where the licensee is in breach of the relevant regulatory requirements. In addition, the suitability process as part of any renewal or continuation application may be expensive and time-consuming and any costs incurred are unlikely to be recoverable if the application is unsuccessful. If any of our existing supplier licenses are not renewed or renewal is delayed, or if such licenses are restricted, conditioned, suspended, revoked or renewed on terms materially less favorable to our business, this may restrict us from providing some or all of our services to customers in such jurisdiction and may require us to restrict or suspend our services to customers in relation to such jurisdiction or to withdraw from that jurisdiction either temporarily or permanently, each of which would have a consequent negative impact on our revenue.

To date, we have obtained all licenses, authorizations, findings of suitability, registrations, permits and approvals necessary for our operations. Our supplier licenses tend to be issued for fixed periods of time, after which a renewal of the license is required. For example, certain of our licenses will expire and will need to be renewed in 2021, including our one year-term U.S. betting licenses for Arkansas, West Virginia and Tennessee. However, we can give no assurance that any additional licenses, permits and approvals that may be required will be given or that existing ones will be renewed or will not be revoked. Renewal is subject to, among other things, continued satisfaction of suitability and eligibility requirements of our directors, officers, key employees and personnel and shareholders. Any failure to renew or maintain our licenses or to receive new licenses when necessary would have a material adverse effect on our business.

In some jurisdictions our key executives and officers, certain employees, key personnel, or other individuals related to the business are subject to licensing and/or compliance requirements. Failure by such individuals to obtain the necessary licenses or comply with individual regulatory obligations, could cause our business to be non-compliant with its regulatory obligations, or imperil our ability to obtain or maintain the supplier licenses necessary to conduct our business. In some cases, the remedy to such situation may require the removal of a key executive or employee and the mandatory redemption or transfer of such person’s equity securities.

As part of obtaining and maintaining supplier licenses and authorizations, the competent gambling and betting regulatory authorities will generally determine suitability of certain directors, officers and employees and, in some instances, shareholders holding an equity participation or voting rights exceeding certain materiality thresholds. The criteria used by gambling and betting regulatory authorities to make determinations as to who requires a finding of suitability or the suitability of an applicant to conduct gaming operations vary across jurisdictions, but generally, and in particular in the United States, the competent authorities require extensive and detailed application disclosures. The competent authorities regularly have broad discretion in determining whether an applicant should be found suitable to conduct operations within a given jurisdiction. If any competent authority with jurisdiction over our business were to find an officer, director, employee, any key personnel or significant shareholder unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever our relationship with that person and be forced to appoint a different individual who meets the authority’s suitability requirements, which could result in having a material adverse effect on our business, financial condition or results of operations.

Additionally, a gambling and betting regulatory authority may refuse to issue or renew a supplier license or restrict, condition, suspend or ultimately revoke any existing supplier license, based on any past or present activities of our directors, officers, key employees and personnel, shareholders or third parties with whom we have relationships, which could adversely affect our business. Further, there is a risk that going forward our existing and/or any future key officers, directors, key employees and personnel or significant shareholders will not meet all suitability and eligibility criteria necessary for us to maintain or obtain the supplier licenses and authorizations required for operating our business, which may result in the need to replace the respective individual who fails to meet the suitability and eligibility criteria imposed by a gambling and betting regulatory authority. Any failure to renew or maintain such licenses or to receive new licenses when necessary would have a material adverse effect on our business, financial condition or results of operations.

There have been various attempts in the European Union to apply domestic criminal and administrative laws to prevent our sports betting operator clients licensed in other Member States from operating in or providing services to customers within their territory; the case law of the CJEU on this issue continues to evolve and the reactions of the governments of Member States create uncertainty for online betting operators.

There have been attempts by regulatory authorities, state licensees and incumbent operators, including monopoly operators, in certain Member States to apply domestic criminal and administrative laws to prevent, or attempt to prevent, sports betting operators licensed in other Member States from operating in or providing services to customers within their territories. Although certain Member States are subject to infringement proceedings initiated by the European Commission in relation to the laws that they apply to betting as being contrary to the EU law principles of free movement of services, the application and enforcement of these principles by the CJEU, the domestic courts and regulatory authorities in various Member States, remains subject to continuing clarification. There have been a considerable number of relevant proceedings before the domestic courts of various Member States and the CJEU.

If the jurisprudence of the CJEU continues to recognize that Member States may, subject to certain conditions, establish or maintain exclusive licensing regimes that restrict the offering of sports betting services by operators licensed in other Member States, our sports betting operator clients’ ability to allow their customers in a given Member State to access one or more of their sports betting services and to engage in certain types of marketing activity and customer contact may be impacted. Depending on the national courts’ or competent authorities’ interpretation of the EU law, our clients may have to submit to local licensing, regulation and/or taxation in more Member States and/or exclude customers in certain Member States, either entirely or from certain product offerings. Any such consequences could potentially indirectly reduce our revenue in the European Union.

We are subject to evolving governmental regulations and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws across different markets where we conduct our business. Our actual or perceived failure to comply with such obligations could harm our business.

As part of our business, we collect personal information including personally identifiable information or personal data and other potentially sensitive and/or regulated data from our customers and employees and other parties, including bank account numbers, social security numbers, credit and debit card information, identification numbers and images of government identification cards. Laws and regulations in the United States and around the world restrict and regulate how personal information is collected, processed, stored, used and disclosed, including by setting standards for its security, implementing notice requirements regarding privacy practices, and providing individuals with certain rights regarding the use, storage, disclosure and sale of their protected personal information. In the United Kingdom, as well as the European Union, we are subject to laws and regulations that are more restrictive in certain respects than those in the United States. For example, the EU General Data Protection Regulation (“GDPR”), which came into force on May 25, 2018, implemented stringent operational requirements for the collection, use, retention, protection, disclosure, transfer and other processing of personal data. The European regime also includes directives which, among other things, require EU member states to regulate marketing by electronic means and the use of web cookies and other tracking technology. EU member states have transposed the requirements of these directives into their own national data privacy regimes, and therefore the laws may differ between jurisdictions. These are also under reform and might be replaced by a regulation that could provide consistent requirements across the European Union.

The GDPR introduced more stringent requirements (which will continue to be interpreted through guidance and decisions over the coming years) and requires organizations to erase an individual’s information upon request and limit the purposes for which personal data may be used. The GDPR also imposed mandatory data breach notification requirements and additional new obligations on service providers. A U.K.-only adaptation of the GDPR took effect on January 1, 2021 after the end of the United Kingdom’s transition period for its withdrawal from the European Union, which exposes us to two parallel regimes, each of which potentially authorizes similar fines for certain violations. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data. Additionally, the CJEU’s decision of July 16, 2020 in the “Schrems II” matter invalidated the EU-U.S. Privacy Shield and raised questions about whether one of its primary alternatives, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from the European Union to the United States or most other countries. At present, there are few, if any, viable alternatives to the EU-U.S. Privacy Shield and the Standard Contractual Clauses. This may impact our ability to transfer personal data from Europe to the United States and other jurisdictions.

In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the European Union, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive which will be replaced by a new ePrivacy Regulation. While no official time frame has been given for the ePrivacy Regulation, there will be a transition period after the ePrivacy Regulation is agreed for compliance. On June 20, 2019, the United Kingdom’s Information Commissioner (the “ICO”) published a report setting out its views on advertising technology, specifically the use of personal data in “real time bidding” (i.e. in-play betting), and the key privacy compliance challenges arising from it. In its report, which is a status update rather than formal guidance, several key deficiencies are noted. The ICO paused its investigation into real time bidding and the adtech industry in May 2020 in response to the COVID-19 pandemic, but announced in January 2021 that such investigation has resumed. We are likely to be required to expend further capital and other resources to ensure compliance with these changing laws and regulations. While we have numerous mitigation controls in place, advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling (e.g., websites predominantly aimed at children). There is also a risk that gambling advertisements are viewed by people who do not want to view them, or who have taken measures not to receive them (for example, individuals on “self-exclusion” lists). In each case this may have adverse legal and reputational effects on our business. Our media customers may also use our services to target jurisdictions where they are not permitted to advertise, and our risk mitigation controls may fail to identify and/or prevent this, which could cause our business to suffer adverse legal and reputational effects.

In the United States, both the federal and various state governments have adopted or are considering laws, guidelines or rules for the collection, distribution, processing, transmission, storage and other use of personal information collected from or about customers or their devices. For example, California enacted the California Consumer Privacy Act (“CCPA”), which became effective January 1, 2020, and requires new disclosures to California consumers, imposes new rules for collecting or using information about minors, and affords consumers new abilities to opt out of certain disclosures of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The effects of the CCPA and its implementing regulations, particularly in light of uncertainties about the scope and applicability of exemptions that may apply to our business, are potentially significant and may require us to modify our data collection or processing practices and policies, particularly with respect to online advertising and data analytics, and to incur substantial costs and expenses in an effort to comply. Other states are considering the implementation of similar statutes. Moreover, a newly passed privacy law, the California Privacy Rights Act (“CPRA”), which will become operational in 2023, significantly modifies and expands on the CCPA, creating new consumer rights and protections, including the right to correct inaccurate personal information, the right to opt out of the use of personal information in automated decision making, the right to opt out of “sharing” consumer’s personal information for cross-context behavioral advertising, and the right to restrict use of and disclosure of sensitive personal information, including geolocation data to third parties.

Restrictions on the collection, use, sharing or disclosure of personally identifiable information or personal data or additional requirements and liability for security and data integrity could require us to modify our products and services, possibly in a material manner, could limit our ability to develop new products and services and could subject us to increased compliance obligations and regulatory scrutiny. Current and proposed regulation addressing consumer privacy and data use and security could also increase our costs of operations.

These laws and regulations are constantly evolving, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. We must devote significant resources to understanding and complying with this changing landscape. If our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations and fines, enforcement notices requiring us to change the way we use personal data or our marketing practices, and significant costs for remediation. For example, under the GDPR we may be subject to fines of up to €20 million or up to 4% of the total worldwide annual group turnover of the preceding financial year (whichever is higher). We may also be subject to other liabilities, such as civil litigation claims by data subjects, as well as negative publicity and a potential loss of business, business partners, consumer trust and market confidence. Recently, a group of U.K. football players issued a data subject access request under the GDPR to various participants in the sports data and sports betting industries, including us. If the request (named “Project Red Card”) develops into legal action, it could significantly alter the way we collect and use sports data relating to players, could subject us to fees or other damages and could materially affect the sports data industry as whole. Under the terms of our existing contractual arrangements, any adverse judgments could impact the validity of such contractual arrangements and/or our ability to rely on intellectual property rights to prevent third-party infringement, which may force us to alter our business strategy and have an adverse effect on our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

Failure to obtain, maintain, protect, enforce and defend our intellectual property rights, or to obtain intellectual property protection that is sufficiently broad may diminish our competitive advantages or interfere with our ability to develop, market and promote our products and services.

Our patents, trademarks, trade names, trade secrets, know-how, proprietary technology and other intellectual property rights are important to our success. While it is our policy to protect and defend our intellectual property rights vigorously, we cannot predict whether the steps we take to obtain, maintain, protect and enforce our intellectual property will be adequate to prevent infringement, misappropriation, dilution or other potential violations of our intellectual property rights. We may not be able to register our intellectual property rights in all jurisdictions where we do business, and in certain circumstances, we may determine that it is not commercially desirable to obtain registered protection for our products, software, databases or other technology. In such situations, we must rely on laws governing the protection of unregistered intellectual property rights, and contractual confidentiality and/ or exclusivity provisions to protect our data and technology, which may limit the remedies available to us in the event of unauthorized use by third parties. If we are unable to protect our proprietary offerings, technology and features via relevant laws or contractual exclusivity, competitors may copy them. Even if we seek to register our intellectual property rights, third parties may contest our applications, and even if we are able to obtain registrations, third parties may challenge the validity or enforceability of the registered intellectual property. Further, we cannot guarantee that our patents, registered trademarks or other intellectual property will be of sufficient scope or strength to provide us with meaningful protection or competitive advantage. We also cannot guarantee that others will not independently develop technology with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Unauthorized parties may attempt to reverse engineer our technology to develop applications with the same or similar functionality as our solutions, and competitors and other third parties may also adopt trade names or trademarks similar to ours. Further, competitors and other third parties have in the past and may in the future attempt to make unauthorized use of our data. Monitoring and policing unauthorized use of our data, technology and intellectual property rights is difficult and may not be effective, and we cannot assure you that we will have adequate resources to police and enforce our intellectual property rights. Uncertainty may also result from changes to intellectual property laws or to the interpretation of those laws by applicable courts and agencies. For example, the legal position in all jurisdictions in relation to the ownership and permitted use of sports data and databases is subject to change. This area may receive focus in the United States following the lifting of the PASPA ban. As such, we cannot be certain that our current uses of data from publicly available sources or otherwise, which are not known to infringe, misappropriate or otherwise violate third-party intellectual property today, will not result in claims for infringement, misappropriation or other violations of third-party intellectual property in the future. If we are unable to maintain the proprietary nature of our technologies, our business, financial condition and results of operations could be materially adversely affected. Any litigation to enforce our intellectual property rights or defend ourselves against oppositions or other proceedings regarding our registered or applied-for intellectual property could be costly, divert attention of management and may not ultimately be resolved in our favor.

We attempt to protect our intellectual property and proprietary information by (i) implementing industry-standard administrative, technical and physical practices, including source code access controls, to secure our proprietary information, and (ii) requiring all of our employees and consultants and certain of our contractors to execute confidentiality and invention assignment agreements. However, we may not be able to obtain these agreements in all circumstances. Furthermore, we cannot guarantee that all employees, consultants and contractors will comply with the terms of these agreements, or that the agreements will effectively protect our proprietary information or protect our ownership of our intellectual property rights. Accordingly, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements despite the existence generally of confidentiality agreements, access controls, industry standard practices and other contractual restrictions. Monitoring unauthorized uses and disclosures is difficult and costly, and we do not know whether the steps we have taken to protect our proprietary technologies and information will be effective. In addition, courts outside the United States are sometimes less willing to protect trade secrets, know-how and other proprietary information. We also we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

We employ individuals who were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we are unsuccessful in defending any such claims, we may be liable for damages, and we may also be prevented from using certain intellectual property, which in turn could materially adversely affect our business, financial condition or results of operations. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

Our use of “open-source” software could adversely affect our ability to offer our products and services and subject us to possible litigation.

We use open-source software in connection with our proprietary software and expect to continue to use open-source software in the future. Use and distribution of open-source software may entail greater risks than use of other third-party commercial software, as licensors of open-source software generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the licensed code. Some open-source licenses may require licensees that incorporate open-source code into their proprietary software, or that distribute their proprietary software with or link their proprietary software to open-source code, to publicly disclose their proprietary source code, or may prohibit the licensees from charging a fee to other parties for use of such software. In addition, the public availability of open-source software may make it easier for others to compromise or reproduce our services or product offerings.

While we try to insulate our proprietary code from the effects of such open-source license provisions, we cannot guarantee we will be successful. Accordingly, we may face claims from others claiming ownership of software, or seeking to enforce open-source license terms with respect to our software, including by demanding release of our proprietary source code that was developed or distributed with or linked to such software. Any such release could allow our competitors to create similar technologies with less development effort and in less time and could lead to a loss of sales of our products and services. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business or results of operations. In addition, if the license terms for the open-source code change, we may be forced to re-engineer our software or incur additional costs. The use of certain open-source software can also lead to greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software which, thus, may contain security vulnerabilities or infringing or broken code. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

If we are not able to maintain, enhance and protect our reputation and brand recognition, including through the maintenance and protection of trademarks, our business will be harmed.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with our partners and customers and to our ability to attract new partners and customers. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. If we fail to adequately protect or enforce our rights under trademarks that are important to our business, we may lose the ability to use those trademarks or to prevent others from using them, which could adversely harm our reputation and our business. It is possible that others may assert senior rights to similar trademarks, in the United States and internationally, and seek to prevent our use and registration of our trademarks in certain jurisdictions. Our pending trademark applications may not result in such trademarks being registered, and we may not be able to use these trademarks to commercialize our products and services in the relevant jurisdictions.

Our registered or unregistered trademarks may be challenged, infringed, circumvented, diluted, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks, which we need in order to build name recognition with partners and customers. If we are unable to adequately protect our trademarks or to establish name recognition based on our trademarks, our ability to build brand identity could be impeded and possibly lead to market confusion, we may not be able to compete effectively, and our business, financial condition and results of operations may be adversely affected.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property or similar proprietary rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations.

Our commercial success depends on our ability to develop and commercialize our products and services and use our technology without infringing, misappropriating or otherwise violating the intellectual property or similar proprietary rights of third parties. Whether merited or not, we have faced, and may in the future face, claims of infringement, misappropriation or other violation of third-party intellectual property or similar proprietary rights that could interfere with our ability to market and promote our brands, products and services. This could include claims that the content made available through our products and services violates individuals’ (including athletes’) rights of publicity or privacy or utilizes without authorization, infringes upon, dilutes or otherwise violates third-party trademarks or brand names. Any litigation to defend ourselves against claims of infringement, misappropriation or other violation of third-party intellectual property or similar proprietary rights could be costly, divert attention of management and may not ultimately be resolved in our favor. Moreover, failure to successfully settle or defend against claims that we have infringed, misappropriated or otherwise violated the intellectual property or similar proprietary rights of others may require us to stop using certain intellectual property or commercializing certain products and services, obtain licenses, modify our services and technology while we develop non-infringing substitutes, incur substantial damages or settlement costs, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties and upfront or ongoing fees. Such licenses may also be non-exclusive, which could allow competitors and other parties to use the subject technology in competition with us. We may also have to redesign our services and technologies so they do not infringe, misappropriate or otherwise violate third-party intellectual property or similar proprietary rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology may not be available for commercialization or use.

Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Class A ordinary shares. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

Our ability to commercialize our technology and products are subject, in part, to the terms and conditions of licenses granted to us by others.

We are reliant upon licenses to certain data and other intellectual property rights that are important to our products and services, including from strategic partners such as the NBA and MLB. These and other licenses are generally non-exclusive, and may not provide us with sufficient rights to use such data and other intellectual property rights, including in all territories in which we may wish to commercialize our products and services. As a result, we may not be able to prevent competitors or parties from commercializing competitive products and services. In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to commercialize our products and services covered by these license agreements. Even if these agreements are not terminated, upon their expiration, we may be required to re-negotiate or renew these agreements with our licensors, or enter into new agreements with other rights holders, in order to commercialize our products and services. There is significant competition for such licenses, and we cannot guarantee that we will be able to renew our licenses. Furthermore, as rights holders develop their own offerings, they may be unwilling to provide us with access to certain data or content, such as data and content for popular or highly-anticipated game broadcasts or series. If our licensors and other rights holders are not willing or able to license us data, content or other materials upon terms acceptable to us (or at all), our ability to commercialize our products and services may be impaired or our costs could increase. In addition, we may seek to obtain additional licenses from our licensors and, in order to obtain such licenses, we may have to agree to amend our existing licenses in a manner that may be more favorable to the licensors. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

We could be subject to changes in tax laws or their interpretations or additional taxes in or out of the United States and Switzerland, or could otherwise have exposure to additional tax liabilities, which could reduce our profitability.

We are subject to tax laws in each jurisdiction where we do business. Changes in tax laws or their interpretations could decrease the amount of revenue we receive, the value of any tax loss carry-forwards and tax credits recorded on our balance sheet and the amount of our cash flow, and adversely affect our business, financial condition or results of operations. In addition, other factors or events, including business combinations and investment transactions, changes in the valuation of our deferred tax assets and liabilities, adjustments to taxes upon finalization of various tax returns or as a result of deficiencies asserted by taxing authorities, increases in expenses not deductible for tax purposes, changes in available tax credits, changes in transfer pricing methodologies, other changes in the apportionment of our income and other activities among tax jurisdictions, and changes in tax rates, could also increase our future effective tax rate.

Our tax filings are subject to review or audit by the U.S. Internal Revenue Service (the “IRS”) and state, local and non-U.S. taxing authorities. We exercise judgment in determining our worldwide provision for taxes and, in the ordinary course of our business, there may be transactions and calculations where the proper tax treatment is uncertain. We may also be liable for taxes in connection with businesses we acquire. Our determinations are not binding on the IRS or any other taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in our tax provisions, accruals and returns. An assessment of additional taxes because of an audit could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Further changes in the tax laws of non-U.S. jurisdictions could arise, in particular, as a result of the base erosion and profit shifting project that was undertaken by the Organization for Economic Co-operation and Development, or OECD. The OECD, which represents a coalition of member countries, recommended changes to numerous long-standing tax principles. These changes, if adopted, could increase tax uncertainty and may adversely affect our provision for income taxes and increase our tax liabilities.

Due to the Swiss corporate tax law reform that took effect on January 1, 2020, all Swiss cantons, including the Canton of St. Gallen, have abolished the cantonal tax privileges. Therefore, since January 1, 2020, we are subject to standard cantonal taxation. The standard effective corporate tax rate in St. Gallen, Canton of St. Gallen, can change from time to time. The standard combined (federal, cantonal, communal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2020 in St. Gallen will be approximately 14.50%. Further, the available tax loss carryforward could be limited in case an entity changes from a preferential to the ordinary tax regime.

Our failure to comply with the anti-corruption, anti-bribery, economic sanctions and export controls, anti-money laundering and similar laws of the U.S. and various international jurisdictions could negatively impact our reputation and results of operations.

Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (“U.K. Bribery Act”), as well as the laws of the other countries and territories where we do business. The FCPA, the U.K. Bribery Act, and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes.

We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials,” including those responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption.

Our business also must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the Swiss State Secretariat For Economic Affairs (“SECO”), the European Union, European Union member states, and Her Majesty’s Treasury of the United Kingdom, and other relevant sanctions authorities.

Our international operations expose us to the risk of violating, or being accused of violating, anti-corruption, economic sanctions and export control laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. We have policies and procedures designed to comply with applicable anti-corruption, economic sanctions and export control laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition and results of operations.

Financial and Capital Risks

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to design and maintain effective internal control over financial reporting, our ability to timely and accurately report our financial condition and results of operations or comply with applicable laws and regulations could be impaired, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares.

Prior to this offering, we have been a private company with limited accounting personnel and other relevant resources with which to address our internal controls and procedures. Although we are not yet subject to the certification or attestation requirements of Section 404, in the course of reviewing our financial statements in preparation for this offering, our management and our independent registered public accounting firm identified deficiencies that we concluded represented material weaknesses in our internal control over financial reporting primarily attributable to our lack of an effective control structure and sufficient financial reporting and accounting personnel. As a public company, we are required to maintain internal control over financial reporting and will be required to evaluate and determine the effectiveness of our internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We identified a material weakness in our internal control over financial reporting related to our financial reporting infrastructure as of December 31, 2019. Specifically, this material weakness relates to the insufficient design and implementation of processes, controls, IT systems, and other matters including segregation of duties, lack of evidence of review for significant agreements and documentation of judgments made by management. We have also identified a second material weakness related to the lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of IFRS. We have concluded that these material weaknesses arose because, as a private company, we did not have the necessary processes, systems, personnel and related internal controls in place. We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the identified material weaknesses.

To date, we have begun to hire key finance and technical IFRS accounting resources and are continuing to evaluate the need for additional resources of this type. At the time of this registration statement, these material weaknesses have not been remediated.

We have engaged third-party specialists to assist in our remediation efforts, who will be advising on additional finance and technical IFRS accounting resources we need to support effective internal controls. Additionally, they will be assisting us in designing business and IT processes and controls to remediate these material weaknesses, and ultimately supporting our future certification of Section 404. Additionally, we are beginning an IT system implementation which will allow for an effective internal control framework. We believe we will make progress in our remediation plan by December 31, 2021 and achieve significant progress during 2022, but cannot provide assurance that we will be able to complete full remediation by then or will be able to avoid the identification of additional material weaknesses in the future. We expect to incur significant costs to execute the various aspects of our remediation plan but cannot provide a reasonable estimate of such costs at this time. Additionally, there is also no assurance that we have identified all our material weaknesses or that we will not in the future have additional material weaknesses.

The process of designing and implementing internal control over financial reporting required to remediate our material weaknesses and comply with the disclosure and attestation requirements of Section 404 will be time consuming and require significant costs, for which we cannot provide a reasonable estimate at this time. If during the evaluation and testing process we identify additional material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective and additional remediation efforts and associated costs will be required. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. If we fail to remediate the material weaknesses or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could be adversely affected and we could become subject to litigation or investigations by our stock exchange, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenue and operating results or in perceptions of our business prospects.

We have experienced, and expect to continue to experience, some degree of seasonal fluctuations in our revenue, which can vary by region. For the data packages that we offer, we only charge during active months of each sport and prorate for optional preseason or postseason coverage. The broad geographical mix of our customer base also impacts the effect of seasonality as customers in different territories will place differing importance on different sporting competitions, which often have different calendars. As such, our revenue has historically been strongest during the first quarter when most playoffs and championship games occur and has historically seen decreased or stalled growth rates during off-seasons. Our revenue may also be affected by the scheduling of major sporting events that do not occur annually, or the cancellation or postponement of sporting events and races, such as the postponement of the 2020 Football European Championship. We also experience volatility in certain other metrics, such as revenue shares and trading performance. Volatility in our key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations, make forecasting our future business results and needs more difficult, adversely affect our ability to manage working capital and may lead to adverse inferences about our prospects, which could result in declines in our share price.

We may not be able to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs, which could impair our ability to execute our business plan.

We believe that our existing cash, available borrowing under our credit facilities and expected cash flow from operations, will be sufficient to meet our operating and capital requirements for at least the next 24 months.

Although we are Adjusted EBITDA-positive, we may require additional capital to respond to future business opportunities, including increasing the number of customers acquired, new league deals, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings for other reasons. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, markets conditions, our credit rating and other factors. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we decide to raise additional funds by issuing equity or equity-linked securities, those securities may have rights, preferences or privileges senior to the rights of our currently issued and outstanding equity, and our existing shareholders may experience dilution. We may not be able to secure additional debt or equity financing in a timely manner, or at all, which could require us to scale back our future business plan and operations.

We may not be able to generate sufficient revenue to maintain profitability or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline.

We may experience losses after tax in the future, and we cannot assure you that we will generate sufficient revenue to offset the cost of maintaining our platform and maintaining and growing our business. Although our revenue grew at 20% CAGR from 2016 to 2020, we cannot assure you that our revenue will continue to grow at the same pace or at all or will not decline. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. Reduced demand, whether due to a weakening of the global economy, reduction in consumer spending, competition or other reasons, may result in decreased revenue and growth, adversely affecting our operating results. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve and sustain profitability. We expect to continue to invest substantial financial and other resources on technology development, marketing and human capital. These investments may not result in increased revenue or growth in our business. If we cannot successfully generate revenue at a rate that exceeds the costs associated with our business, we will not be able to achieve profitability and our revenue growth rate may decline. Even with sustained or increasing revenue growth rates, we may not be able to maintain profitability or generate positive cash flow on a continuous basis, if our costs grow in tandem. If we fail to continue to grow our revenue and overall business, our business, financial condition or results of operations could be materially adversely affected.

Acquisitions create certain risks and may adversely affect our business, financial condition or results of operations.

A key element of our business strategy is to complement our organic growth with acquisitions. We routinely explore acquiring other businesses and assets, and we have acquired businesses in the past and may continue to make acquisitions of businesses or assets in the future.

However, we may be unable to identify or complete promising acquisitions for many reasons, including any misjudgment of the key elements of an acquisition, competition among buyers, the high valuations of businesses in our industry, the need for regulatory and other approvals, lack of internal resources to actively pursue all attractive opportunities and availability of capital.

When we do identify potential acquisition targets, the acquisition and integration of businesses or assets involves a number of risks. These risks include valuation (determining a fair price for the business or assets), structuring (including, when necessary, carving out the target entity from the seller) integration (managing the process of integrating the acquired business’ people, products, technology and other assets to extract the value and synergies projected to be realized in connection with the acquisition), regulation (obtaining regulatory or other government approvals, including antitrust approvals, that may be necessary to complete the acquisition and integrate thereafter) and due diligence (including identifying risks to the prospects of the business, including undisclosed or unknown liabilities or restrictions to be assumed in the acquisition). In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets. We are required to test goodwill and any other intangible assets with an indefinite life for possible impairment on an annual basis, or more frequently when circumstances indicate that impairment may have occurred. We are also required to evaluate amortizable intangible assets and fixed assets for impairment if there are indicators of a possible impairment. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, which could adversely affect our results of operations.

In addition, to the extent we pursue acquisition of foreign businesses and assets, these potential acquisitions often involve additional or increased risks, including:

•	managing geographically separated organizations, systems and facilities;

•	integrating personnel with diverse business backgrounds and organizational cultures;

•

complying with additional regulatory and other legal requirements, including the requirement to maintain or transfer licenses and authorizations following a change of control in the acquired business or obtain new licenses or authorizations;

•	addressing financial and other impacts to our business resulting from fluctuations in currency exchange rates and unit economics across multiple jurisdictions;

•	obtaining, maintaining, protecting and enforcing intellectual property rights internationally;

•	difficulty entering new international markets due to, among other things, customer acceptance and business knowledge of these markets; and

•	general economic and political conditions.

In addition, our ability to realize the benefits we anticipate from our acquisition activities, including any anticipated sales growth, cost synergies and other anticipated benefits, will depend in large part upon whether we are able to integrate such businesses efficiently and effectively. Integration is an ongoing process, and we may not be able to fully integrate such businesses smoothly or successfully, and the process may take longer than expected. Further, the integration of certain operations and the differences in operational culture following such activity will continue to require the dedication of significant management resources, which may distract management’s attention from day-to-day business operations. There may also be unasserted claims or assessments that we failed or were unable to discover or identify in the course of performing due diligence investigations of target businesses. If we are unable to successfully integrate the operations of acquired businesses into our business, we may be unable to realize the sales growth, cost synergies and other anticipated benefits of such transactions, and our business, financial condition or results of operations could be adversely affected.

Our indebtedness could adversely affect our financial health and competitive position.

Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. For example, it could:

•	limit our ability to pay distributions and repurchase capital stock;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a material portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow for working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	limit our ability to incur additional indebtedness.

The credit agreement our subsidiary Sportradar Management Ltd entered into with J.P. Morgan Securities PLC, Citigroup Global Markets Limited, Credit Suisse International, Goldman Sachs Bank USA, UBS AG London Branch and UBS Switzerland AG (as Mandated Lead Arrangers), J.P. Morgan AG (as Agent) and Lucid Trustee Services Limited (as Security Agent) in November 2020 (the “Credit Agreement”) contains, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that will limit our ability to engage in certain activities that are in our long-term best interest. For example, the Credit Agreement limits our ability to incur additional indebtedness and for the RCF, requires us to meet certain financial conditions. We have not previously breached and are not in breach of any of the covenants under the Credit Agreement; however our failure to comply with covenants in the Credit Agreement or in agreements governing any future indebtedness could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity, and we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Failure to refinance our indebtedness on terms we believe to be acceptable could have a material adverse effect on our business, financial condition or results of operations.

We have and could continue to be required to record impairment charges to our intangible assets.

We have substantial intangible assets, in the form of license rights with sports leagues, recorded on our balance sheet. As of June 30, 2021 and December 31, 2020, we had €552.6 million and €346.1 million of intangible assets and goodwill, respectively, of which €167.1 million and €201.7 million were related specifically to sports league license rights, respectively, on our consolidated balance sheet. In 2019, an impairment test performed for our NBA and National Football League (“NFL”) license rights resulted in impairment charges for NBA in the amount of €36.0 million and for NFL in the amount of €2.4 million. Such impairment was related to the impact of the U.S. Supreme Court’s holding in Murphy v. National Collegiate Athletic Association (2018), in which the court upheld the legality of a New Jersey law permitting sports betting at casinos and racetracks and overturned the Professional and Amateur Sports Protection Act. While the court’s holding in such case was viewed at the time as a significant driver towards the legalization of sports betting across the United States, the legalization of sports betting is a matter of state law and, as such, depends on state legislatures adopting statutes and regulations permitting sports betting. The impairment we recognized related to the above was caused by a lower than expected number of states adopting statutes and regulations legalizing sports betting as compared to the expectations of management at the time the holding in Murphy v. National Collegiate Athletic Association was issued by the court. In 2020, impairment tests conducted indicated (i) a goodwill impairment of €10.4 million for the United States segment and (ii) an impairment of intangible assets for sports rights of €13.2 million and €2.6 million related to the NBA and NFL licenses, respectively. These impairments were primarily caused by the COVID-19 pandemic, which resulted in professional leagues across sports suspending most live events, and a slow reopening of the sports market in the United States in 2020. As a result of such suspension, our U.S. business underperformed and our expectations relating to the NBA and NFL licenses were not met, which caused us to recognize these impairments.

In the future, if we make changes in our business strategy or if market or other conditions continue to adversely affect our business operations, we may be forced to record additional impairment charges related to these intangible assets, which would adversely impact our results of operations. Circumstances could also arise whereby certain new license agreements could result in a future impairment charge either from day one, if not supported by direct and indirect revenue at the date of execution, or during the course of the arrangement.

Impairment testing inherently involves assumptions about discounted estimated cash flows generated from the continuing use and ultimate disposal of these intangible assets. Future events and changes in market conditions, underlying business operations, competition or technologies may impact our assumptions as to prices, costs, holding periods, or other factors that may result in changes in our estimates of future cash flows. Although we believe the assumptions we used in testing for impairment are reasonable, we will continue to evaluate the recoverability of the carrying amount of our intangible assets on an ongoing basis, and significant changes in any one of our assumptions could produce a significantly different result. In such a circumstance, we may incur additional substantial impairment charges, which would adversely affect our financial results.

We face risks in completing the implementation of our enterprise resource planning system.

We began implementing a company-wide enterprise resource planning (“ERP”) system in 2020. Implementation requires us to integrate the new ERP system with multiple new and existing information systems and business processes, and the ERP system is designed to accurately maintain our books and records and provide information to our management team important to the operation of the business. The design and implementation of this new ERP system will require a significant investment of personnel and financial resources, including substantial expenditures for outside consultants and software. As of June 30, 2021, we have entered into multiple licensing, implementation and application hosting agreements with outside providers. We do not view any of these contractual commitments as material.

We may not be able to implement the ERP system successfully without experiencing delays, increased costs and other difficulties, including potential design defects, miscalculations, testing requirements, and the diversion of management’s attention from day-to-day business operations. If the ERP system rollout is not effectively implemented as planned, the conversion from our old system to the ERP system causes inefficiencies, or the ERP system does not operate as intended, the effectiveness of our internal controls over financial reporting could be adversely affected or our ability to assess those controls adequately could be delayed. If there are significant delays in documenting, reviewing and testing our internal controls over financial reporting, we may fail to prevent or detect material misstatements in our financial statements, in which case investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A ordinary shares may decline.

If we are unable to successfully complete the implementation of the ERP system, it could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to the Offering and Ownership of our Class A Ordinary Shares

The dual class structure of our ordinary shares has the effect of concentrating voting power with our Founder, which will limit your ability to influence the outcome of important transactions, including a change in control.

As the nominal value of Class B ordinary shares is ten times lower than the nominal value of Class A ordinary shares, Class B shareholders have more voting power with the same amount of capital invested as Class A shareholders on all matters presented to our shareholders for their vote or approval, except for (i) the matters set forth in article 693 para. 3 of the Swiss Code of Obligations (the “Swiss CO”) (e.g., election of the independent auditor; appointment of experts to audit the company’s business management or parts thereof; any resolution concerning the instigation of a special audit and any resolution concerning the initiation of a liability action) and (ii) selected important matters under Swiss law that require an absolute majority of the nominal value of shares represented. See “Description of Share Capital and Articles of Association.”

Upon the completion of this offering, our Founder, Carsten Koerl, will hold all of the issued and outstanding shares of our Class B ordinary shares, which constitutes approximately 81.79% of the voting power of our outstanding share capital; assuming no exercise by the under writers of their option to purchase additional shares of Class A ordinary shares. Accordingly, upon the completion of this offering, our Founder will be able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Our Founder may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their share capital as part of a sale of our company and might ultimately affect the market price of our Class A ordinary shares.

In addition, our Amended Articles will contain provisions stating that if an individual or legal entity acquires Class A ordinary shares and, as a result, directly or indirectly, has voting rights with respect to more than 10% of the share capital registered in the Commercial Register, the Class A ordinary shares exceeding the limit of 10% shall be entered in the share register as shares without voting rights. However, any shareholders holding more than 10% of the share capital prior to the registration with the Commercial Register of our Amended Articles will remain registered with voting rights for such shares. This may, in certain instances, allow our existing shareholders to exercise more influence over us than our other shareholders despite holding the same amount of Class A ordinary shares.

Future transfers by the holders of Class B ordinary shares will result in those shares converting into 90,367,070 shares of Class A ordinary shares. In addition, each ten shares of Class B ordinary shares will convert automatically into one Class A ordinary share upon:

(i)	death of the Founder;

(ii)	dismissal of the Founder as Chief Executive Officer for good cause, being any dismissal and/or replacement of the Chief Executive Officer pursuant to article 340c para. 2 of the Swiss CO;

(iii)	September 30, 2028; or

(iv)

the holder of Class B ordinary shares ceases to hold, directly or indirectly, shares with an aggregate nominal value representing 15% or more of the aggregate nominal value of the total issued and outstanding share capital of the Company, from time to time.

For additional information about our dual class structure, see “Description of Share Capital and Articles of Association.”

We cannot predict the impact our dual class structure may have on the price of our Class A ordinary shares.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot assure you that other stock indexes will not take similar actions. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will be precluded from investing in our shares. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may make our Class A ordinary shares less attractive to other investors and depress the market price of our Class A ordinary shares compared to that of other similar companies that are included in such indices.

Optional and mandatory conversions of our Class B ordinary shares may be dilutive to holders of our Class A ordinary shares.

Our Amended Articles provide for two classes of ordinary shares, Class A ordinary shares and Class B ordinary shares.

Each ten shares of Class B ordinary shares are convertible at any time at the option of the holder into one share of Class A ordinary shares. In addition, following the completion of this offering, shares of Class B ordinary shares will automatically convert into shares of Class A ordinary shares upon certain mandatory conversion events, including (i) death of the Founder; (ii) dismissal of the Founder as Chief Executive Officer for good cause, being any dismissal and/or replacement of the Chief Executive Officer pursuant to article 340c para. 2 of the Swiss CO; (iii) the occurrence of September 30, 2028; or (iv) if the holder of Class B ordinary shares ceases to hold, directly or indirectly, shares with an aggregate nominal value representing 15% or more of the aggregate nominal value of the total issued and outstanding share capital of the Company, from time to time. See “Description of Share Capital and Articles of Association—Conversion of Class B Ordinary Shares.”

Such optional and mandatory conversions of our Class B ordinary shares may be dilutive to the holders of our Class A ordinary shares and may lead to an increase in the number of shares of Class A ordinary shares eligible for resale in the public market. Substantial dilution and/or a substantial increase in the number of shares of Class A ordinary shares available for future resale may adversely affect prevailing market prices for our Class A ordinary shares.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors because we may rely on these reduced disclosure requirements.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the JOBS Act.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue exceeds $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our Class A ordinary shares less attractive because we may rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited interim condensed consolidated financial statements and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the rules for Nasdaq. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We have broad discretion in the use of the net proceeds from this offering and the concurrent private placements and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and the concurrent private placements and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A ordinary shares. We intend to use the net proceeds from this offering for working capital, to fund incremental growth and future acquisition of, or investment in, companies, technologies, products or assets that complement our business and other general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could adversely affect our business and cause the price of our Class A ordinary shares to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If you purchase Class A ordinary shares in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A ordinary shares is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding Class A ordinary shares (after giving effect to the Pre-IPO Conversion) and Class B ordinary shares prior to the completion of the offering. Therefore, if you purchase our Class A ordinary shares in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. Based on the initial public offering price of $27.00 per Class A ordinary share, you will experience immediate dilution of $26.24 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the concurrent private placements at the initial public offering price. We also have a number of outstanding options to purchase Class A ordinary shares with exercise prices that are below the initial public offering price of our Class A ordinary shares. To the extent that these options are exercised, you will experience further dilution. See “Dilution” for more detail.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to put in place appropriate and effective internal controls over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner, which may adversely affect investor confidence in us and, as a result, the value of our Class A ordinary shares.

As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on our internal control over financial reporting, when required, or if additional material weaknesses or deficiencies in our internal controls are identified, we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our share price may be adversely affected.

A significant portion of our total issued and outstanding Class A ordinary shares are eligible to be sold into the market in the near future, which could cause the market price of our Class A ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our Class A ordinary shares in the public market, or the perception in the market that the holders of a large number of Class A ordinary shares intend to sell, could reduce the market price of our Class A ordinary shares. After giving effect to the sale of Class A ordinary shares in this offering and the concurrent private placements, we will have 205,454,977 Class A ordinary shares and 903,670,701 Class B ordinary shares (which is convertible into shares of Class A ordinary shares at the option of the holder) outstanding. The Class A ordinary shares sold in this offering or issuable pursuant to the equity awards we grant will be freely tradable without restriction under the Securities Act, except as described in the next paragraph with respect to the lock-up arrangements and for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, our executive officers, directors and certain other holders of our existing Class A ordinary shares, including the Selling Shareholder, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our Class A ordinary shares or securities convertible into or exchangeable for Class A ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of two of the four representatives of the underwriters. Such Class A ordinary shares will, however, be able to be resold after the expiration of the lock-up periods, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up arrangements. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our Class A ordinary shares after this offering.

In addition, the Class A ordinary shares sold in the concurrent private placements will be subject to lock-up agreements with the underwriters for a period of up to 180 days after the date of this prospectus. Following the expiration of the lock-up period, the ordinary shares subject to these lock-up agreements will be available for sale in the public markets subject to the requirements of Rule 144. See “Shares Eligible for Future Sale.”

In addition, upon expiration of the 180-day lock-up period, the Margin Loan Borrower (as defined herein) may consider it advisable, from time to time, subject to certain requirements under the terms of the Margin Loan (as defined herein, and if entered into), to sell shares in order to finance the repayment of the Margin Loan, which number of shares may individually or in the aggregate be significant. In addition, if the price of our shares declines to a level that results in a margin call, absent a repayment of the Margin Loan, the Margin Loan Borrower would be required to provide additional collateral. In the case of nonpayment at maturity or another event of default (including but not limited to the Margin Loan Borrower’s inability to satisfy a margin call as described above), the lender may, in addition to other remedies, exercise its rights under the Margin Loan to foreclose on and sell or cause the sale of the Class A ordinary shares anticipated to be pledged by the Margin Loan Borrower under the Margin Loan. If shares are sold by the Margin Loan Borrower or by or on behalf of the lender, such sales could cause our share price to decline. See “Underwriting—Other Relationships” for more information.

In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding Class A ordinary shares. Under Swiss law, shareholders have pre-emptive rights or advance subscription rights to subscribe on a pro rata basis for issuances of equity or other securities that are convertible into equity that can be withdrawn or limited in certain instances by a resolution passed at a general meeting of shareholders by two-thirds of the votes represented and the absolute majority of the nominal value of the shares represented that authorizes the board of directors to withdraw or limit the pre-emptive rights or advance subscription rights. However, due to the laws and regulations in certain jurisdictions, shareholders in certain jurisdictions may not be able to exercise such rights, unless the company registers or otherwise qualifies the rights offering, including by complying with prospectus requirements under the laws of that jurisdiction. There can be no assurance that we will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction where the offering of such rights is restricted, other than the United States. If shareholders in such jurisdictions are unable to exercise their subscription rights, their ownership interest will be diluted.

We may not pay dividends on our Class A ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our Class A ordinary shares.

We have never paid cash dividends and may not pay any cash dividends on our Class A ordinary shares in the foreseeable future. Under Swiss law, any dividend must be proposed by our board of directors and approved by a general meeting of shareholders. In addition, our independent auditor must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our Amended Articles. The amount of any future dividend payments we may make will also depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our Amended Articles. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A ordinary shares is solely dependent upon the appreciation of the price of our Class A ordinary shares on the open market, which may not occur. See “Dividend Policy.”

Anti-takeover provisions in our Amended Articles may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our Class A ordinary shares and prevent attempts by our shareholders to replace or remove our current management.

Our Amended Articles contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. The provisions to be included in our Amended Articles will:

•

allow our board of directors not to record any acquirer of ordinary shares, or several acquirers acting in concert, in our share register as a shareholder with voting rights with respect to more than 10% of our share capital registered in the commercial register;

•	restrict shareholders from exercising voting rights with respect to own or represented shares in excess of 10% of our share capital registered in the Commercial Register; and

•

require two-thirds of the votes represented at a general meeting of shareholders for amending or repealing the abovementioned registration and voting restrictions, and the provision for indemnification of the members of our board of directors and our executive management as set forth in our Amended Articles.

Taken together, these provisions may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Class A ordinary shares. See “Description of Share Capital and Articles of Association.”

The implementation of the share capital increases may be challenged or blocked.

Prior to the completion of this offering, we have obtained a shareholder resolution for, among other things, the increase in ordinary share capital and the creation of authorized share capital necessary to source the Class A ordinary shares to be sold in this offering and the concurrent private placements. Effective as of January 1, 2021, as with all share capital increases in Switzerland, (i) a third party, such as shareholders or creditors, may (subject to satisfaction of certain requirements) at least temporarily block the registration of the capital increases in the Commercial Register by requesting the competent court to grant an ex parte preliminary injunction, in which we would not be entitled to appear, and (ii) a shareholder may challenge the underlying shareholders’ resolution within two months after such general meeting of shareholders and, therefore, prevent or delay the completion of this offering. In addition, as a result of the COVID-19 pandemic, the Commercial Register might be understaffed and may not review or record the capital increase within the anticipated timeframe, with the effect that the creation of the ordinary shares and completion of this offering may be delayed. There can be no assurance that the implementation of the share capital increases will not be delayed, challenged or blocked.

Certain protections of Swiss law that apply to Swiss domestic listed companies do not apply to us.

Because our Class A ordinary shares will be listed exclusively on Nasdaq and not in Switzerland, our shareholders will not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. In particular, the rules of the Financial Market Infrastructure Act (“FMIA”) on disclosure of shareholdings and tender offer rules, including mandatory tender offer requirements and regulations of voluntary tender offers, which typically apply in relation to Swiss companies listed in Switzerland, will not apply to us as we will not be listed in Switzerland. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.

The rights of our shareholders differ from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may, inter alia, limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

We are a Swiss stock corporation. Our corporate affairs are governed by our Amended Articles and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions.

Specifically, Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. Furthermore, although proposed revisions to modernize certain aspects of Swiss law (which are expected to come into force in the near- to mid-term) will expand the authorization to up to five years and allow for a capital decrease, such authorization under current Swiss law is limited for a duration of only up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. See “Description of Share Capital and Articles of Association.” Additionally, subject to specified exceptions, including exceptions explicitly described in our Amended Articles, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares.

Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders.

In addition, in the performance of its duties, our board of directors is required by Swiss law to consider the interests of our company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, shareholders’ interests. Swiss law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent courts in Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively to the competent courts in Switzerland. See “Description of Share Capital and Articles of Association” for a summary of selected applicable Swiss law.

There can be no assurance that Swiss law will not change in the future, which could adversely affect the rights of our shareholders, or that Swiss law will protect our shareholders in a similar fashion as under U.S. corporate law principles.

There may be difficulties in enforcing foreign judgments against us, our directors or our management, as well as against the Selling Shareholder.

Certain of our directors and management and certain of the other parties named in this prospectus reside outside the United States. Most of our assets and such persons’ assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. See “Enforceability of Civil Liabilities.”

In particular, investors should be aware that there is uncertainty as to whether the courts of Switzerland or any other applicable jurisdictions would recognize and enforce judgments of U.S. courts obtained against us or our directors or our management as well as against the Selling Shareholder predicated upon the civil liability provisions of the securities laws of the United States, or any state in the United States or entertain original actions brought in Switzerland or any other applicable jurisdictions courts against us, our directors or our management, as well as against the Selling Shareholder predicated upon the securities laws of the United States or any state in the United States.

Sportradar Group AG is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

We may be treated as a passive foreign investment company, which could result in material adverse tax consequences for investors in our Class A ordinary shares subject to U.S. federal income tax.

We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (1) at least 75% of our gross income is “passive income” for purposes of the PFIC rules, or (2) at least 50% of the value of our assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Based on the anticipated market price of our Class A ordinary shares in the offering and the current and anticipated composition of our income, assets and operations, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, our status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of our income and assets and the market value of our Class A ordinary shares and assets from time to time, and thus can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds the Class A ordinary shares, the U.S. Holder may be subject to material adverse tax consequences upon a sale or other disposition of the Class A ordinary shares, or upon the receipt of distributions in respect of the Class A ordinary shares. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are a PFIC for any taxable year. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in the Class A ordinary shares. For further discussion, see “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

If a United States person is treated as owning at least 10% of the total combined voting power or the total value of all classes of our share capital, such holder may be subject to adverse U.S. federal income tax consequences.

As a result of the comprehensive U.S. tax reform bill signed into law on December 22, 2017, many of our non-U.S. subsidiaries will be classified as “controlled foreign corporations” for U.S. federal income tax purposes due to the expanded application of certain ownership attribution rules within a multinational corporate group. If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of all classes of our shares, such person may be treated as a “United States shareholder” with respect to one or more of our controlled foreign corporation subsidiaries. In addition, if the value or voting power of all classes of our shares are treated as owned more than 50% by United States shareholders, we would be treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income, as ordinary income, its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions to such United States shareholder. An individual United States shareholder generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a corporate United States shareholder with respect to a controlled foreign corporation. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties, loss of foreign tax credits, and may extend the statute of limitations with respect to the United States shareholder’s U.S. federal income tax return for the year for which such reporting was due. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are controlled foreign corporations or whether any investor is a United States shareholder with respect to any such controlled foreign corporations. We also cannot guarantee that we will furnish to United States shareholders information that may be necessary to comply with the aforementioned obligations. United States investors should consult their tax advisors regarding the potential application of these rules to their investment in the Class A ordinary shares. The risk of being subject to increased taxation may deter our current shareholders from increasing their investment in us and others from investing in us, which could impact the demand for, and value of, our Class A ordinary shares.

General Risk Factors

From time to time, we have been and may in the future be subject to various legal proceedings and investigations, including class action litigation, and regulatory investigations and actions, which could result in settlements, judgments, fines or penalties that adversely affect our business, financial condition or results of operations.

We have been, and may be in the future, subject to legal proceedings, including purported class action litigation and regulatory investigations and actions alleging violations of gambling laws, customer protection, and other laws or regulations, both in the United States and in other countries in which we operate or have operated. We are also subject to claims asserted by our customers based on individual transactions. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against us, Internet service providers, credit card and other payment processors, advertisers and others involved in sports betting and online gaming industries. In addition, we are currently and may in the future be the subject of litigation by our competitors with respect to our data collection practices and exclusive data rights deals. We intend to defend the claims made against us and to prosecute the counterclaims presented.

However, there can be no guarantee that we will be successful in defending ourselves in these matters, and the outcome of allegations, complaints, claims, litigation, investigations and other actions cannot be predicted and are difficult to assess or quantify but may result in substantial damages, settlements, judgments, fines, penalties and expenses, as well as revocation, cancellation or non-renewal of required licenses or registrations or the loss of authorizations. The cost of litigation can be expensive, regardless of outcome, and any of these outcomes may adversely affect our business, financial condition, regulatory position or results of operations. There may also be adverse publicity associated with lawsuits, investigations and actions that could affect our reputation with customers and sports leagues. Plaintiffs, governments or regulatory agencies in these lawsuits, investigations or actions may seek recovery of very large amounts, and the magnitude of these actions may remain unknown for substantial periods of time. The cost to defend or settle future lawsuits or investigations or actions may be significant.

In addition, such matters can be time consuming, divert management’s attention and resources and cause us to incur significant expenses. Our insurance or indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. If we are unsuccessful in our defense in these litigation matters, or any other legal proceeding, we may be forced to pay damages or fines, enter into consent decrees, change our business practices or lose licenses and authorizations, any of which could adversely affect our business, financial condition or results of operations.

We cannot assure you that a market will develop for our Class A ordinary shares or what the price of our Class A ordinary shares will be, and public trading markets may experience volatility. Investors may not be able to resell their Class A ordinary shares at or above the initial public offering price.

Before this offering, there was no public trading market for our Class A ordinary shares, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your Class A ordinary shares. Public trading markets may also experience volatility and disruption. This may affect the pricing of the Class A ordinary shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Class A ordinary shares and the extent of regulation applicable to us. We cannot predict the prices at which our Class A ordinary shares will trade. The initial public offering price for our Class A ordinary shares will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our Class A ordinary shares will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our results of operations may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our Class A ordinary shares may decline.

In addition, the terms of the Margin Loan, if entered into, will restrict the Margin Loan Borrower from selling the Class A ordinary shares anticipated to be pledged as security thereunder unless certain requirements are met at the time of the sale. As a result, a portion of the outstanding Class A ordinary shares will be subject to restrictions on sale during the term of the Margin Loan, if entered into, which may also affect the pricing of the Class A ordinary shares in the secondary market and the liquidity of the Class A ordinary shares.

Our results of operations and Class A ordinary share price may be volatile, and the market price of our Class A ordinary shares after this offering may drop below the price you pay.

Our quarterly results of operations are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control, including each of the factors set forth above. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our Class A ordinary shares to wide price fluctuations regardless of our operating performance. Our results of operations and the trading price of our Class A ordinary shares may fluctuate in response to various factors, including the risks described above.

These and other factors, many of which are beyond our control, may cause our results of operations and the market price and demand for our Class A ordinary shares to fluctuate substantially. Fluctuations in our quarterly results of operations could limit or prevent investors from readily selling their Class A ordinary shares and may otherwise negatively affect the market price and liquidity of Class A ordinary shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A ordinary shares adversely, our share price and trading volume of our Class A ordinary shares could decline.

The trading market for our Class A ordinary shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the securities or industry analysts who cover us or may cover us in the future change their recommendation regarding our Class A ordinary shares adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A ordinary shares would likely decline. If any securities or industry analyst who covers us or may cover us in the future were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume of our Class A ordinary shares to decline.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are not currently required to comply with the rules of the SEC implementing Section 404 and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our Class A ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	economy downturns and political and market conditions beyond our control;

•	the global COVID-19 pandemic and its adverse effects on our business;

•	dependence on our strategic relationships with our sports league partners;

•	effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation;

•	potential adverse changes in public and consumer tastes and preferences and industry trends;

•	potential changes in competitive landscape, including new market entrants or disintermediation;

•	potential inability to anticipate and adopt new technology;

•	potential errors, failures or bugs in our products;

•	inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks;

•	potential interruptions and failures in our systems or infrastructure;

•	our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security;

•	ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting;

•	dependence on jurisdictions with uncertain regulatory frameworks for our revenue;

•	changes in the legal and regulatory status of real money gambling and betting legislation for our customers;

•	our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business;

•	our ability to obtain, maintain, protect, enforce and defend our intellectual property rights;

•	our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights;

•	material weaknesses identified in our internal control over financial reporting;

•	inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; and

•	risks related to future acquisitions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this prospectus from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. In addition, certain statistics, data and other information relating to markets, market sizes, market shares, market positions and other industry data pertaining to our business and markets in this prospectus are not based on published data obtained from independent third parties or extrapolations therefrom, but rather are based upon our own internal estimates and research, which are in turn based upon multiple third party sources, including the PwC Reports, N.J. Division of Gaming Enforcement, the H2 Report, Gambling Compliance Tracker and Statista Data.

Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

USE OF PROCEEDS

The net proceeds to us from this offering and the concurrent private placements will be approximately $634.6 million, based upon the initial public offering price per share of $27.00 and after deducting the underwriting discounts and commissions and expenses of this offering and the concurrent private placements that are payable by us. Expenses of this offering will be paid by us.

We will not receive any proceeds from the sale of Class A ordinary shares by the Selling Shareholder.

The principal purposes of this offering and the concurrent private placements are to create a public market for our Class A ordinary shares, facilitate access to the public equity markets, increase our visibility in the marketplace, as well as to obtain additional capital. We intend to use the net proceeds from this offering and the concurrent private placements for working capital, to fund incremental growth and future acquisition of, or investment in, companies, technologies, products or assets that complement our business and other general corporate purposes. However, we do not currently have any definitive or preliminary plans with respect to the use of proceeds for such purposes.

The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our board of directors will have broad discretion in deploying the net proceeds of this offering and the concurrent private placements.

DIVIDEND POLICY

Since our incorporation, we have never paid a dividend, and we do not anticipate paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. As a result, investors in our Class A ordinary shares will benefit in the foreseeable future only if our Class A ordinary shares appreciate in value.

Under Swiss law, any dividend must be proposed by our board of directors and approved by a general meeting of shareholders. In addition, our independent auditor must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our Amended Articles. A Swiss stock corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous financial years (Gewinnvortrag) or if it has distributable reserves (frei verfügbare Reserven), each as evidenced by its audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as “free reserves” (freie Kapitalreserven) or as “reserve from capital contributions” (Reserven aus Kapitaleinlagen). Distributions out of issued share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction. See “Description of Share Capital and Articles of Association.”

The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our Amended Articles. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations.

Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments.

CAPITALIZATION

The table below sets forth our cash and capitalization as of June 30, 2021:

•	on an actual basis;

•	on a pro forma basis giving effect to the Reorganization Transactions, in each case as if such transactions had occurred on June 30, 2021; and

•

on a pro forma as adjusted basis to reflect the issuance and sale of Class A ordinary shares in this offering and the concurrent private placements at the initial public offering price of $27.00 per share, after deducting underwriting discounts and commissions and offering expenses of this offering and the concurrent private placements payable by us.

Investors should read this table in conjunction with our audited financial statements included in this Prospectus as well as “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” There have been no significant adjustments to our capitalization since June 30, 2021.

For the convenience of the reader, we have translated Euros amounts in the table below as of June 30, 2021 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021, which was €1.00 to $1.18. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

	As of June 30, 2021
(in millions, except share and per share data)	Actual	Actual	Pro Forma(1)	Pro Forma	Pro Forma As Adjusted	Pro Forma As Adjusted
Cash	€190.7	$225.0	€190.8	$225.1	€728.6	$859.7

Total loans and borrowings, including current portion	436.1	514.6	436.1	514.6	436.1	514.6

Equity:
Share capital	0.3	0.4	—	—	—	—
Participation certificates	0.2	0.2	—	—	—	—
Class A ordinary shares	—	—	16.4	19.4	18.7	22.1
Class B ordinary shares	—	—	8.2	9.7	8.2	9.7
Treasury shares	(0.6)	(0.7)	—	—	—	—
Additional paid-in capital	116.2	137.1	91.5	108.0	627.0	739.9
Retained earnings	91.7	108.2	91.7	108.2	91.7	108.2
Other reserves	1.5	1.8	1.5	1.8	1.5	1.8

Equity attributable to owners of the Company	209.3	247.0	209.3	247.1	747.1	881.7

Non-controlling interest	(3.0)	(3.5)	(3.0)	(3.5)	(3.0)	(3.5)

Total equity	206.3	243.5	206.3	243.6	744.1	878.2

Total capitalization	€642.4	$758.1	€642.4	$758.2	€1,180.2	$1,392.8

(1)

These amounts include the anticipated impact of the exchange of MPP Co shares for Class A ordinary shares under our MPP and the issuance of Class A ordinary shares relating to the vested RSUs under our POP in connection with this offering, as described in “Management—Compensation.”

Pro Forma and Pro Forma As Adjusted shareholders’ equity amounts shown in the table above exclude the impact of:

•	29,257,126 Class A ordinary shares reserved for future issuance (e.g., out of conditional or authorized capital) under our 2021 Plan as described in “Management—Compensation—Omnibus Stock Plan”;

•

5,916,441 Class A ordinary shares reserved for future issuance (e.g., out of conditional or authorized capital) under our ESPP as described in “Management—Compensation—Employee Share Purchase Plan”; and

•	3,581,391 Class A ordinary shares reserved for future issuance under the NHL License Agreement. See “Prospectus Summary— Recent Developments.”

DILUTION

If you invest in our Class A ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A ordinary shares and the pro forma as adjusted net tangible book value per share of our Class A and Class B ordinary shares after this offering and the concurrent private placements.

At June 30, 2021, we had a pro forma historical net tangible book value of $(408.7 million) (€(346.3 million)), corresponding to a pro forma net tangible book value of $(1.51) per share (€(1.28) per share). Pro forma net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of shares of our Class A ordinary shares and Class B ordinary shares outstanding as of June 30, 2021, after giving effect to the Reorganization Transactions, as if such Reorganization Transactions conversion occurred on June 30, 2021.

After giving effect to the sale by us of 21,850,000 Class A ordinary shares in this offering and the concurrent private placements at the initial public offering price of $27.00 per share and after deducting the underwriting discounts and commissions and offering expenses of this offering and the concurrent private placements payable by us, our pro forma as adjusted net tangible book value at June 30, 2021 would have been approximately $225.9 million (€191.5 million), representing $0.76 per share (€0.65 per share). This represents an immediate increase in pro forma net tangible book value of $2.27 per share (€1.93 per share) to existing shareholders and an immediate dilution in pro forma net tangible book value of $26.24 per share (€22.23 per share) to new investors purchasing Class A ordinary shares in this offering and the concurrent private placements at the initial public offering price. Dilution in pro forma net tangible book value per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering and the concurrent private placements from the initial public offering price per share paid by new investors.

The following table illustrates this dilution to new investors purchasing Class A ordinary shares in the offering and the concurrent private placements.

Initial public offering price		$27.00
Pro forma net tangible book value per share as of June 30, 2021	$(1.51)
Increase in pro forma net tangible book value per share attributable to this offering and the concurrent private placements	$2.27

Pro forma as adjusted net tangible book value per share after this offering and the concurrent private placements		$0.76

Dilution in pro forma net tangible book value per share to new Class A ordinary shares investors in this offering and the concurrent private placements		$26.24

If the underwriters exercise their option to purchase additional Class A ordinary shares from the Selling Shareholder in full, our pro forma as adjusted net tangible book value per share after this offering would be $0.76 per share (€0.65 per share), representing an immediate increase in pro forma as adjusted net tangible book value per share of $2.27 per share (€1.93 per share) to existing shareholders and immediate dilution of $26.24 per share (€22.23 per share) in pro forma as adjusted net tangible book value per share to new investors purchasing Class A ordinary shares in this offering, based upon the initial public offering price of $27.00 per share of Class A ordinary shares.

The following table summarizes, on a pro forma as adjusted basis, as of June 30, 2021, after giving effect to the Reorganization Transactions, the total number of Class A ordinary shares purchased from us, the total consideration paid to us and the average price per share paid by the existing shareholders and by new investors purchasing Class A ordinary shares in this offering:

	Shares Purchased	Total Consideration	Average Price Per Share
	Percent	Number	Percent	Number
Existing shareholders	91.6%	$194,005,870	22.3%	$0.72
New investors	6.4%	$513,000,000	58.9%	$27.00
Concurrent private placement investors	2.0%	$163,999,966	18.8%	$27.00

Total	100%	$871,005,836	100%	$2.94

The total number of shares reflected in the discussion and tables above is based on 205,454,977 Class A ordinary shares and 90,367,070 Class B ordinary shares outstanding as of June 30, 2021 on a pro forma as adjusted basis giving effect to the full conversion of the Class B ordinary shares into Class A ordinary shares, and does not reflect the Class A ordinary shares purchased by new investors from the Selling Shareholder.

If the underwriters exercise their option to purchase additional Class A ordinary shares from the Selling Shareholder in full, the following will occur:

•

the percentage of our Class A ordinary shares and Class B ordinary shares held by existing shareholders will decrease to 90.6% of the total number of Class A ordinary shares and Class B ordinary shares after this offering and the concurrent private placements; and

•

the percentage of our Class A ordinary shares and Class B ordinary shares held by new investors will increase to approximately 7.4% of the total number of Class A ordinary shares and Class B ordinary shares after this offering and the concurrent private placements.

SELECTED CONSOLIDATED FINANCIAL DATA

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected historical consolidated financial information presented as of and for the years ended December 31, 2019 and 2020 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial information presented as of June 30, 2021 and for the six month periods ended June 30, 2020 and 2021 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a consistent basis as our audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

We maintain our books and records in Euros and report our financial results in Euros. For the convenience of the reader, we have translated Euros amounts in the tables below at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021, which was €1.00 to $1.18. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Years Ended December 31,			Six Month Periods Ended June 30,
	2019	2020	2020	2020	2021	2021
	(in millions)
Consolidated Statement of Profit or Loss:
Revenue	€380.4	€404.9	$477.8	€191.6	€272.1	$321.0
Purchased services and licenses (excluding depreciation and amortization)	(61.4)	(89.3)	(105.4)	(37.3)	(56.6)	(66.7)
Internally-developed software cost capitalized	7.9	6.1	7.2	3.2	5.9	7.0
Personnel expenses	(119.1)	(121.3)	(143.1)	(55.6)	(85.4)	(100.8)
Other operating expenses	(46.7)	(41.3)	(48.8)	(17.9)	(34.9)	(41.2)
Depreciation and amortization	(112.8)	(106.2)	(125.4)	(52.9)	(64.1)	(75.6)
Impairment of intangible assets	(39.5)	(26.2)	(30.9)	—	—	—
Impairment loss on trade receivables, contract assets and other financial asset	(5.3)	(4.6)	(5.5)	(2.0)	(0.1)	(0.1)
Impairment of equity-accounted investees	—	(4.6)	(5.4)	—	—	—
Share of loss of equity-accounted investees	(0.2)	(1.0)	(1.2)	(1.0)	(1.1)	(1.3)
Loss from loss of control of subsidiary	(2.8)	—	—	—	—	—
Finance income	17.4	41.7	49.2	9.4	13.0	15.4
Finance costs	(28.1)	(36.1)	(42.6)	(12.7)	(23.4)	(27.7)

Net (loss) / income before tax	(10.2)	22.1	26.1	24.7	25.3	29.9
Income tax benefit (expense)	21.9	(7.3)	(8.6)	(4.5)	(7.7)	(9.1)

Profit for the period	€11.7	€14.8	$17.5	€20.2	€17.7	$20.8

	Years Ended December 31,			Six Month Periods Ended June 30,
	2019	2020	2020	2020	2021	2021
	(in millions)
Consolidated Statement of Cash Flows:
Net cash from operating activities	€146.0	€151.3	$178.5	€75.8	€67.5	$79.7
Net cash used in investing activities	(114.3)	(98.1)	(116.3)	(42.5)	(259.4)	(306.1)
Net cash (used in) / from financing activities	(4.7)	274.5	325.3	(6.7)	(2.5)	(3.0)

	As of December 31,			As of June 30,
	2019	2020	2020	2021	2021
	(in millions)
Consolidated Statement of Financial Position:
Current assets	€112.3	€449.8	$530.8	€276.5	$326.3
Total assets	709.9	957.0	1,129.3	1,005.9	1,187.0
Total liabilities	555.9	792.9	935.6	799.6	943.6
Share capital	0.3	0.3	0.4	0.3	0.4
Retained earnings	50.8	68.0	80.3	91.8	108.3
Equity attributable to owners of the Company	157.0	167.3	197.4	209.3	247.0

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

Overview

Sportradar is a leading technology platform enabling next generation engagement in sports, and the number one provider of B2B solutions to the global sports betting industry based on revenue. We provide mission-critical software, data and content via subscription and revenue share arrangements to sports leagues, betting operators and media companies. We offer one of the industry’s most advanced and comprehensive platform with software solutions that transform large sets of data into actionable information and insights, enabling us to simplify our customers’ operations, drive efficiencies and enrich the experiences of sports fans around the world. Since our inception, we have been at the forefront of innovation in the sports betting industry and we continue to be a global leader in understanding, leveraging and monetizing the power of sports data.

Sportradar’s origins began in 2001, with its primary offering of pre-match betting services to the sports betting market. Since then, we have achieved a number of milestones that have secured our position as the leading platform at the nexus of sports, data and technology, including:

•	2004: Launch of Live Data services

•	2005: Launch of Live Odds services

•	2007: Signed integrity partnership with Union of European Football Associations (UEFA) to monitor betting movements on European football matches

•	2012: Secured partnership with the ITF

•	2013: Started our AV streaming service offering

•	2013: Started U.S. market entry with the acquisition of Cloud Sports Data, LLC, a Minneapolis based, technologically advanced sports data provider including live data services on U.S. sports.

•	2014: Established our MTS offering

•	2014: Established partnership with the NFL as first league deal with a major US league

•	2015/16: Secured partnerships with the NBA and National Hockey League (“NHL”), demonstrating our ability to expand geographically

•	2015: Launched a new first-of-its-kind e-Sports offering through Betradar and reached a multi-year deal with the Electronic Sports League (ESL)

•	2015: Welcomed U.S. investors such as Ted Leonsis, Mark Cuban and Michael Jordan

•	2016: Strengthened AV offerings via the acquisition of Sportsman

•	2018: Established a key partnership with Fox Sports, boosting their data-driven storytelling

•	2019: Launched our digital advertising service

•	2019: Expanded into broader end-user management, via the acquisition of Optima

•	2020: Diversification into content not directly linked to live sports events, in reaction to the COVID-19 pandemic

We provide our customers with solutions across betting and gaming, sports entertainment and AV. In the year ended December 31, 2020, 58% of our total revenue was generated from RoW Betting, 26% from RoW AV, 8% from solutions sold into the U.S. market and 7% from other. In the six month period ended June 30, 2021, 55% of our total revenue was generated from RoW Betting, 28% from RoW AV, 11% from solutions sold into the U.S. market and 7% from other. All of our solutions are powered by our proprietary technology platform and are fueled by the largest volume of sports data in the world, leveraging nearly 20 years of historical sports information. We collected over 1.2 billion live data points and covered over 600,000 events across more than 37 sports for the year ended December 31, 2020. Our data capabilities and proprietary technology engine allow us to provide end-to-end solutions across the sports betting value chain, from traffic generation to the collection, processing and computation of data and odds, management of trading risk on behalf of our clients, visualization solutions, platform services and integrity services. In the year ended December 31, 2020, our RoW Betting segment revenue consisted of 72% betting data and entertainment tools, 20% Managed Betting Services (“MBS”) and 8% Virtual Gaming and e-Sports, and in the six month period ended June 30, 2021, our RoW Betting segment revenue consisted of 69% betting data and entertainment tools, 25% Managed Betting Services (“MBS”) and 6% Virtual Gaming and e-Sports.

Our platform is used globally in over 120 countries, including in mature markets in our RoW segments, and new, high-growth markets such as the United States. Our business is highly diversified with our largest billing country, the United Kingdom, representing only 14% of total revenue for the year ended December 31, 2020. We believe that we are well-positioned to grow globally due to investments made in strategic markets and continued investments in our product offering. In particular, we have made significant investments in the United States where we have established important league relationships, such as with the NBA, MLB, NHL, FIFA and NASCAR, and local infrastructure and operations with 262 FTEs based in the United States as of December 31, 2020. These investments were funded organically from the profit generated in our more mature markets, such as RoW Betting, which achieved revenue of €235.0 million and for the year ended December 31, 2020 and revenue of €148.5 million for the six month period ended June 30, 2021. We expect to benefit from strong operating leverage in our U.S. segment, which is currently not profitable. As our U.S. business develops, we expect meaningful revenue growth and improved profitability in our U.S. segment.

As a result of our investments in technology and content, we believe that we are nimble, innovative and prepared for growth. We continue to implement new technologies in the sports data and analytics industry including computer vision, data visualization and simulated reality, among others. We have proven high-velocity development capabilities that allow us to remain agile and innovative, quickly responding to changes in the market and launching new products. We have strong operating leverage as our historical investments in data and technology continue to generate significant revenue over time. Moreover, our products are interconnected and build upon each other. For example, our live data offerings feed into our live odds offerings, which in turn power our MTS solutions. Additionally, we benefit from generating and controlling the inputs to our own products across the entire value chain, and consequently our business is highly scalable as we sell similar products based on our content to many customers.

We have achieved healthy growth through both organic and inorganic expansion. Since 2010, we have successfully completed 13 acquisitions, improving and extending our capabilities. We have proven our discipline, execution and ability to add significant value to the businesses we acquire. We will continue to evaluate strategic acquisitions that expand our platform, such as providing new technical capabilities and products, to better serve our customers and league partners.

The year ended December 31, 2020 and the six month period ended June 30, 2021 were significantly affected by the COVID-19 pandemic. However, our financial performance for those periods demonstrates our innovation, resilience and adaptability. For the years ended December 31, 2020 and 2019, our revenue was €404.9 million and €380.4 million, respectively, representing year-over-year growth of 6.4% despite pressures due to live sporting event cancellations during the first months of the pandemic. For the six month periods ended June 30, 2021 and 2020, our revenue was €272.1 million and €191.6 million, respectively, representing period-over-period growth of 42.0%. Although the COVID-19 pandemic impacted our business due to cancelled sporting events throughout the spring and summer, proactive management actions limited the extent of the impact. We sourced and developed alternative live, niche sports events in countries without lockdowns, e-Sports and virtual content that allowed bettors to stay connected. In the second quarters of 2020 and 2021, this alternative content made up 41% and 8% of our revenue, respectively. As a result of these mitigating factors, we maintained positive growth and strong profitability for the year ended December 31, 2020 and for the six month period ended June 30, 2021.

We have a strong profitability profile and high cash conversion as a percent of Adjusted EBITDA. Profit for the year was €14.8 million and €11.7 million for the years ended December 31, 2020 and 2019, respectively, representing year-over-year growth of 26.5%. For the six month periods ended June 30, 2021 and 2020, our profit for the period was €17.7 million and €20.2 million, respectively, representing period-over-period decline of 12.4%, which was largely the result of increased finance costs related to our business. For the years ended December 31, 2020 and 2019, our Adjusted EBITDA was €76.9 million and €63.2 million, respectively, representing year-over-year growth of 21.7%, profit for the period as a percentage of revenue was 3.7% and 3.1%, respectively, and Adjusted EBITDA margin was 19.0% and 16.6%, respectively. Our Adjusted EBITDA was €59.8 million and €40.8 million for the six month periods ended June 30, 2021 and 2020, respectively, representing period-over-period growth of 46.5%. For the six month periods ended June 30, 2021 and 2020, profit for the period as a percentage of revenue was 6.5% and 10.6%, respectively, and Adjusted EBITDA margin was 22.0% and 21.3%, respectively. Our net cash from operating activities as a percentage of profit was 1,021.6% and 1,251.3% for the years ended December 31, 2020 and 2019. We had strong Cash Flow Conversion, defined as Adjusted Free Cash Flow as a percentage of Adjusted EBITDA, of 69.6% for the year ended December 31, 2020 and 87.3% for the year ended December 31, 2019. Our net cash from operating activities as a percentage of profit was 382.6% and 374.9% for the six month periods ended June 30, 2021 and 2020, respectively. Our Cash Flow Conversion was 6.9% and 80.7% for the six month periods ended June 30, 2021 and 2020, respectively.

Our Customers and Business Model

We sell our products to a diverse customer base of betting operators, sports leagues and media companies globally. For the year ended December 31, 2020, sports betting companies represented approximately 59% of the total number of our customers, while sports media companies represented approximately 30% and sports leagues represented approximately 11% of the total number of our customers. In total, we serve 1,612 customers globally as of December 31, 2020, but the top 200 customers represent 80% of our revenue. We believe our top 200 customers represent a good proxy for analyzing trends in our business and customer behavior.

We generate revenue primarily via two types of contracts: subscription and revenue sharing. We believe this mix of subscription-based revenue and revenue sharing provides us with a stable, predictable base of revenue and allows us to participate in the upside from growing betting volume around the world, especially in more nascent geographies. Typically our contracts related to Betting services are renewed every year, while Betting AV contracts tend to be longer in duration as they are frequently linked to the duration of our major AV rights.

For the year ended December 31, 2020, 78% of our total revenue was generated from subscription contracts which are priced based on the amount of matches, data and the types of products received and include surcharge components based on scale or usage where relevant. Many of these contracts include a price escalation clause, and we have a track record of upselling additional data and matches as well as cross-selling products to our customers. The following products and services operate under this subscription model: Betting Data / Betting Entertainment Tools and Betting AV. The remaining 22% of our revenue for the year ended December 31, 2020 was generated from revenue sharing contracts, whereby we receive a fixed percentage of the gross gaming revenue (“GGR”) or of the net gaming revenue (“NGR”) generated by our betting company customers. These contracts are typically structured with an agreed minimum fee but allow us to benefit from high betting volume. Revenue for our MTS product and for Virtual Gaming is generated on a revenue sharing basis. Some MTS contracts include a loss participation clause. Our U.S. business, which includes sports entertainment, betting and gaming, also primarily operates using revenue sharing contracts.

Our revenue generation has a high degree of predictability because we have developed longstanding relationships with our customers. Our top 200 customers have been with us for 8.3 years on average. Our low net revenue churn rate, defined as lost revenue from customers that stopped using our services in any given period divided by total revenue from the comparable period from the prior fiscal year, for our top 200 customers of 0.65% and 0.64% for the years ended December 31, 2020 and 2019, respectively, and 1.28% and 7.8% for the six month periods ended June 30, 2021 and 2020, respectively, demonstrates the mission-critical nature of our products and our ability to continually meet our customers’ expansive and evolving needs through market-leading offerings and investments in our platform. Our products are deeply embedded into our customers’ workflows and fuel their ability to generate revenue, creating a resilient stream of revenue generation for us. Additionally, we have demonstrated success in growing revenue over time through both upselling and cross-selling opportunities.

Key Factors Affecting Our Business

We believe that the growth and future success of our business depends on many factors, including the following.

Selling More Products to Our Existing Customer Base

Our customers typically increase the scope of their services with us, and also purchase additional products over time. Typically, new customers start with Sportradar by purchasing a single product. Over time, these customers increase the scope of this service. For example, upsale happens when our customers purchase live data for more sports or more matches in more geographies. On top of that, cross-sale happens when our customers add additional solutions, including our AV content and Ad:s marketing services. We also see customers move up the value chain from purchasing our live data solutions to MTS offering. In 2020, 52% of our sports betting customers bought multiple products from us, up from 47% in 2019. We believe there is significant runway for continued expansion with our existing customer base through these cross-sell, upsell and value-add opportunities.

Our Dollar-Based Net Retention Rate highlights our ability to successfully expand the scope of services that we provide to our customers, as well as our ability to grow alongside our customers, including from revenue-sharing arrangements. We consider Dollar-Based Net Retention Rate to be an indicator of our ability to retain and expand revenue from our existing customers over time and grow alongside our customers. For our top 200 customers, which comprise approximately 80% of our revenue for each of the years ended December 31, 2020 and 2019, our Dollar-Based Net Retention Rate was 113% and 118% for the years ending December 31, 2020 and 2019, respectively, and 138% for the six month period ended June 30, 2021. The increase in the Dollar-Based Net Retention Rate as of June 30, 2021, as compared to December 31, 2020 and 2019, is primarily due to the negative impact that the COVID-19 pandemic had on revenue retention of our top 200 customers in the first half of 2020, as many of our top 200 customers reduced their spending under existing contracts during such period given the cancellation or postponement of various sporting events. Following the resumption of live sporting events in the first half of 2021, we saw an increase in revenue generation levels among our top 200 customers, along with additional revenue as a result of many 2020 postponed events occurring in the first half of 2021. This resulted in a spike in the Dollar-Based Net Retention Rate during the six month period ended June 30, 2021.

We calculate our Dollar-Based Net Retention Rate for a given period by starting with the annual revenue, which includes both subscription-based and revenue sharing revenue, from a cohort of customers as of twelve months prior to such period end, or Prior Period revenue. We then calculate the annual revenue from the same customer cohort as of the current period end, or Current Period revenue. Current Period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months, but excludes revenue from new customers in the current period. We then divide the total Current Period revenue by the total Prior Period revenue to arrive at our Dollar-Based Net Retention Rate.

Cohort analysis further illustrates our ability to increase our revenue from existing customers over longer periods of time. Each cohort represents customers who made their initial purchase from us in a given year. For example, the year 2015 cohort represents all customers who made their initial purchase from us between January 1, 2015 and December 31, 2015. By increasing annual revenue with existing customers over time, we significantly increase the return on our upfront investments in data, content, and technology.

Cohort Analysis

(in €millions)

*	Earliest data points are taken from 2008 and thus start dates for customers who started prior to 2008 default to 2008.
**	2017 cohort impacted by change in internal reporting systems.

Capturing Share in New Legalized Sports Betting Markets by Expanding into New Geographies with Existing Customers and Adding New Customers

The continued legalization of sports betting in the United States and abroad is a growth driver that is expanding the addressable market for our solutions. We believe that although the legalization of sports betting is still in its early days, there is promising regulatory momentum, particularly in the United States. With the number one market share in the United States, significant investments in place, and deeply embedded relationships, Sportradar is well-positioned for sustained U.S. market leadership.

According to the Gambling Compliance Tracker, as of July 20, 2021, twenty-four (24) states (including the District of Columbia), have legalized sports betting and are operational and seven (7) additional states have passed enabling laws, but have not yet implemented regulations. Additionally, nineteen (19) states (including the District of Columbia) have legalized online/mobile sports betting. While the timing for additional regulatory changes is uncertain, we believe there is a desire for new avenues of growth for both governments and professional sports leagues.

We intend to continue to invest in our international operations to grow our business outside of our existing markets as legalization progresses. We believe that the global demand for sports data, content and technology will continue to increase. As we expand our geographic footprint, we expect to acquire new customers in new geographies and expand into new geographies with our existing customers.

Developing New Innovative Products to Sell to Our Existing Customer Base

We intend to extend our leadership position by continuing to innovate and bring new products and technologies to market. We have a history of introducing successful new capabilities on our platform and extending our value proposition with customers. For example, we have added new high value solutions to our product suite such as AV streaming, managed trading services, digital advertising, e-Sports, virtual games and simulated reality, among others. Given the rapidly changing nature of the sports ecosystem, we expect to invest in research and development to expand the value of our offerings for our customers. In developing new products, we benefit from the depth and breadth of our existing relationships with sports leagues, betting operators and media companies. We are recognized as innovators at the forefront of sports data and continue to invest heavily in new capabilities such as computer vision, e-Sports, virtual sports, simulated reality and fully integrated platform services.

Expanding Our Partnerships with Sports Leagues

Sportradar has valuable relationships with sports leagues across the globe. We intend to continue to expand the breadth and depth of our partnership with sports leagues, including by pursuing new partnerships with sports leagues, big and small, in existing geographies, as well as in new geographies and in new sports categories. To our existing league partners, we provide critical technology and infrastructure which allows them to collect, analyze and distribute data to the rest of the media, teams and league analysts and sports betting ecosystem. Our deep integrations into both the supply (leagues) and demand (betting operators and media companies) allow us to serve as truly trusted, mission-critical partner. We intend to use that strong positioning with the leagues to accelerate innovation and to expand the scope and value proposition of the services that we provide.

Achieving Operating Leverage as We Scale

We have made significant investments in strategic growth markets, including the United States. The infrastructure, content, technology and organization we have in place in the United States position us for profitable growth well into the future. In the short-term, however, entering new geographies results in depressed margins, relative to more mature markets such as Europe. For example, we had negative Adjusted EBITDA in the United States for the year ended December 31, 2020, in comparison to our positive Adjusted EBITDA during the same period for RoW Betting. As we scale, we expect to achieve operating leverage across markets.

Acquisition Strategy and Integration

As part of our growth strategy, we have made and expect to continue to make targeted acquisitions of, and investments in, complementary businesses, products and technologies, and believe we are well-positioned to successfully execute on our acquisition strategy by leveraging our scale, global reach and data assets. Our management team has a proven track record of executing value accretive transactions. Since 2010, we have successfully completed 13 acquisitions. These acquisitions have expanded our footprint into new geographies and have added to, or improved upon, a range of our capabilities such as platform services, video distribution and solutions we provide to sports leagues. Our ability to acquire complementary technologies for our portfolio and integrate these acquisitions into our business will be important to our success and may affect comparability of our results of operations from period to period.

Seasonality

We have experienced, and expect to continue to experience, some degree of seasonal fluctuations in our revenue, which can vary by region. For the data packages that we offer, we only charge during active months of each sport and prorate for optional preseason or postseason coverage. The broad geographical mix of our customer base also impacts the effect of seasonality as customers in different territories will place differing importance on different sporting competitions, which often have different calendars. As such, our revenue has historically been strongest during the first quarter when most playoffs and championship games occur and has historically seen decreased or stalled growth rates during off-seasons. Our revenue may also be affected by the scheduling of major sporting events that do not occur annually, or the cancellation or postponement of sporting events and races, such as the postponement of the 2020 Football European Championship.

Impact of COVID-19

The COVID-19 pandemic has caused disruption in the global sports industry beginning in March 2020. Although the pandemic adversely impacted our business due to cancelled live sporting events, management actions have helped to partially mitigate the extent of the impact and we have demonstrated our ability to rapidly adapt to challenging environments. When reacting to the crisis, we focused on two objectives: (1) supporting our customers with mission-critical alternative content throughout a period where traditional sports events were no longer available and (2) streamlining our own operations to preserve profitability and cash generation.

Foremost, we swiftly developed alternative content to provide mission-critical offerings to our customers during this period and strengthened our competitive position in the market. Within weeks of the pandemic, we sourced and created alternative live and virtual content (e-Sports, virtual sports, niche tier 2 or tier 3 sports from different geographies and tournaments) that allowed bettors to stay connected to their favorite sports and betting companies to continue operating while live play was suspended. This alternative content made up nearly 41% of revenue in the second quarter of 2020 when most live sports were not being played, and as a result of these mitigating factors, we maintained positive year-over-year annual growth in 2020, despite a challenging year for sports. We believe that COVID-19 has accelerated the adoption of alternative content which will further differentiate Sportradar from its competitors and allow for new avenues of growth.

Additionally, we took proactive measures to maintain our financial strength. Although our profitability was affected, we implemented a number of cost saving and cash preservation actions to limit the impact to our profitability. In 2020, we secured €29 million of one-time savings, as compared to our budget, in personnel costs by implementing a number of initiatives including temporary working hour reductions, voluntary pay cuts, salary increase freezes and hiring freeze and/or delays. We also utilized funding from government programs to minimize the impact on employee compensation. We lowered sports rights costs through one-time savings of €34 million during the period of suspended live sports, by successfully delaying or cancelling payments for all postponed or cancelled matches, respectively. Finally, we successfully reduced or eliminated all non-critical projects and expenses, resulting in €10 million of savings in 2020. Despite these actions, we continued to invest in our technology platform further strengthening our customer proposition. Our ability to quickly generate alternative content and reduce operating costs resulted in our achieving Adjusted EBITDA profitability each quarter of the year ended December 31, 2020 and for the six month period ended June 30, 2021.

We also implemented other operational initiatives to support our employees, customers and partners. We followed local government guidance on having our employees work remotely to minimize the risk of COVID-19 to our employees and the communities in which we operate. We effectively shifted our data collection methods to be less reliant on live data journalists and accelerated the development of computer-aided data collection. To better manage receivables during the period of suspended live sporting events, we took a number of measures to enable continued invoicing and payments through contract amendments with key customers by adjusting package sizes and putting customers on hold. This ensured that contracts were extended to cover postponed events, which otherwise would have been out-of-period for existing contracts.

All of the above initiatives relating to both revenue generation and cash preservation allowed us to rapidly recover from the adverse impact of the pandemic that most acutely affected us during the second quarter of 2020. We recovered a significantly higher proportion of revenue than anticipated and our financial performance improved throughout the year. We have also implemented some of our then-temporary initiatives as enduring changes and adapted to new learnings from managing our business during this time, resulting in a permanent reduction of €10 million from our cost structure.

Following the resumption of live sporting events, we have largely returned to pre-pandemic revenue generation levels and have not observed changes in our customer behavior. Only a few of our smaller customers faced challenges. Additionally, we continued to evaluate our liquidity position throughout fiscal year 2020. As of December 31, 2020, we had €385.5 million of cash, compared to €57.0 million as of December 31, 2019. As of June 30, 2021, we had €190.7 million of cash, compared to €83.9 million as of June 30, 2020. As of June 30, 2021, we had €420.0 million drawn under the Term Loan Facility and €110.0 million available but not drawn under the RCF. See “Description of Indebtedness.” For additional discussion related to COVID-19, see “Risk Factors—Risks Related to Our Business and Industry—The global COVID-19 pandemic has had and may continue to have an adverse effect on our business or results of operations.”

Acquisition of Atrium Sports, Inc.

On May 6, 2021, we acquired 100% of the voting interest in Atrium Sports, Inc., a market leader in data and video analytics in the college and professional sports space. The consideration transferred included cash consideration of €183 million plus 1,805 participation certificates of Sportradar Holding AG. The fair value of the 1,805 participation certificates was determined to be €22 million as of May 6, 2021. The participation certificates are subject to certain non-market performance vesting conditions and service vesting conditions. A portion of the participation certificates, amounting to €9 million, was determined to be part of the total consideration and the remaining €13 million of the participation certificates was determined to be remuneration. The fair value of the participation certificates determined to be remuneration will be recognized as a share-based payment expense through 2024 on a graded vesting basis.

We acquired Atrium Sports, Inc. because it is a market leading data and video analytics platform in the college and professional sports space in the United States, which is one of our strategic growth markets. We believe that the acquisition of Atrium Sports, Inc. complements and extends our product suite, as well as supports our drive to deepen and broaden our relationships with key sports organizations globally. In the United States, Atrium Sports, Inc. has league-wide relationships with the NBA and MLB, as well as all of NCAA Division I women’s and men’s basketball and over 90% of NCAA Division I men’s baseball. Outside of the United States, Atrium Sports, Inc. has a partnership with The International Basketball Federation to create FIBA Connected Stadium, an end-to-end platform that is intended to provide basketball teams, leagues and federations with automated video production and graphics technology. In addition, we intend to build on the popularity of Atrium Sports, Inc.’s best in-class video technology, the Synergy Automated Camera System, by layering our video and OTT product suite, which we believe will result in the development of deeper technology-enabled relationships with sports organizations globally.

As part of the Company’s initial assessment, intangible assets acquired relate to existing technology, brands and customer relationships.

Atrium’s revenue and net loss before tax for the year ended December 31, 2020 was $21.2 million (€18 million) and $16.5 million (€14 million), respectively. Atrium’s revenue and net loss before tax for the period ended May 6, 2021 was €6.9 million and €19.3 million, respectively.

If the acquisition had occurred as of January 1, 2020, the pro forma consolidated revenue and net loss before tax for the year ended December 31, 2020 would have been €421 million and €2 million, respectively. The consolidated pro forma revenue and net income before tax for the six months ended June 30, 2021 would have been €279 million and €2.7 million, respectively. This principally includes adjustments from the impact of the amortization of intangible assets and remuneration from the vesting of participation certificates.

NHL License Agreement

On July 22, 2021, we entered into a 10-year global partnership with the NHL. Under the terms of the NHL License Agreement, we were named as the official betting data rights, official betting streaming rights and official media data rights partner of the NHL, as well as an official integrity partner of the NHL. Pursuant to the terms of the NHL License Agreement, on a pro forma basis giving effect to the Reorganization Transactions, based upon the initial public offering price of $27.00 per share of Class A ordinary shares, we granted the NHL the right to acquire an aggregate of up to 1,116,540 Class A ordinary shares for an exercise price of €7.59, and an amount of Class A ordinary shares calculated by dividing $30 million by the initial public offering price. Additionally, we granted the NHL a warrant to exercise 1,353,740 Class A ordinary shares at a subscription price of €19.87 per Class A ordinary share.

Key Financial and Operational Performance Indicators

The following table sets forth our key financial and operational performance indicators for the years ended December 31, 2019 and 2020 and for the six month periods ended June 30, 2020 and 2021:

	Years Ended December 31,		Six Month Periods Ended June 30,
	2019	2020	2020	2021
	(in millions)
Profit for the Period	€11.7	€14.8	€20.2	€17.7
Adjusted EBITDA	€63.2	€76.9	€40.8	€59.8
Profit for the period as a percentage of revenue	3.1%	3.7%	10.6%	6.5%
Adjusted EBITDA margin	16.6%	19.0%	21.3%	22.0%
Adjusted Free Cash Flow	€55.3	€53.5	€32.9	€4.1
Net cash from operating activities as a percentage of profit for the period	1,251.3%	1,021.6%	374.9%	382.6%
Cash Flow Conversion	87.3%	69.6%	80.7%	6.9%
Dollar-Based Net Retention Rate	118%	113%	103%	138%

Key Financial Measures

Adjusted EBITDA represents earnings before interest, tax, depreciation and amortization, adjusted for impairment of intangible assets and financial assets, loss from loss of control of subsidiary, foreign exchange gains/losses, other finance income/costs and amortization of sports rights. Adjusted EBITDA is a non-IFRS measure and a reconciliation to profit for the year/period, its most directly comparable IFRS measure, is included in “Prospectus Summary—Summary Consolidated Financial and Other Data” together with an explanation of why we consider Adjusted EBITDA useful.

Adjusted Free Cash Flow represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business). Adjusted Free Cash Flow is a non-IFRS measure and a reconciliation to net cash from operating activities, its most directly comparable IFRS measure, is included in “Prospectus Summary—Summary Consolidated Financial and Other Data” together with an explanation of why we consider Adjusted Free Cash Flow useful.

Key Operational Measures

Adjusted EBITDA margin is the ratio of Adjusted EBITDA to revenue. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for the explanation of why we consider Adjusted EBITDA margin useful.

Cash Flow Conversion is the ratio of Adjusted Free Cash Flow to Adjusted EBITDA. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for the explanation of why we consider Cash Flow Conversion useful.

Dollar-Based Net Retention Rate is calculated for a given period by starting with the reported annual revenue, which includes both subscription-based and revenue sharing revenue, from our top 200 customers as of twelve months prior to such period end, or Prior Period revenue. We then calculate the reported annual revenue from the same customer cohort as of the current period end, or Current Period revenue. Current Period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months, but excludes revenue from new customers in the current period. We then divide the total Current Period revenue by the total Prior Period revenue to arrive at our Dollar-Based Net Retention Rate.

Components of our Results of Operations

The following briefly describes the components of revenue and expenses as presented in our consolidated statement of profit or loss and other comprehensive income.

Revenue

Betting. Betting includes revenue derived from betting data and betting entertainment tools, managed betting services and virtual gaming and e-Sports. Below is a description of each:

Betting Data / Betting Entertainment Tools Revenue. For Betting Data and Betting Entertainment Tools clients, a service is provided for an agreed number of matches, with sports data to be retrieved on demand over a contract period (referred to as the stand ready service). At any time, customers also have the ability to select additional matches (“single match booking” or “SMB”) over and above the agreed upon package. These matches are often used for premium events but may be used for any other normal events. The SMBs are a separate contract for distinct services sold at their standalone prices.

The stand ready service is provided over a period of time. As the performance obligations and associated method of satisfaction measurement are substantially the same, the stand ready service represents a series. In general, there is one performance obligation for the series and therefore, revenue is recognized on a straight-line basis over the contract period. The data and service level commitments are generally consistent on a monthly basis over the term of the arrangement. As the service is provided evenly over the contract term, a straight-line measure of progress is appropriate for recognizing revenue. Revenue is recognized on a straight-line basis consistent with the entity’s efforts to fulfill the contract which are even throughout the period. In assessing the nature of the obligation, Sportradar considered all relevant facts and circumstances, including the timing of transfer of goods or services, and concluded that the entity’s efforts are expended evenly throughout the contract period.

SMBs are provided on request from customers and result in separate contracts. The price for each match is determined on a stand-alone basis and revenue relating to SMBs is recognized at a point in time, which generally coincides with the performance of the actual matches.

There are some Sports Betting contracts with customers that incorporate a revenue share scheme. Sportradar receives a share of revenue based on the gaming revenue generated from the betting activity on the match. The revenue share gives rise to variable consideration for each match, which is initially constrained until the related performance obligation is satisfied at the point in time when the customer generates gaming revenue. The revenue share is generated from live betting events and recognized at the point in time of the actual customer sale performance. Sportradar’s fee on the revenue share is recognized at the point of time the customer has itself generated gaming revenue from an individual bet, which is the difference between the bet and payout.

MBS Revenue includes both Managed Trading Services (“MTS”) and Managed Platform Services (“MPS”). MTS revenue consists of the percentage of winnings and fees charged to clients if a “bet slip” is accepted and successful. MPS revenue consists of platform set-up fees for our turnkey solution.

MTS clients forward their proposed bets “bet slips” to us for consideration as to whether or not the bet is advisable. We have the ability to accept or decline this bet slip. If a bet slip is accepted, we will receive a share of the revenue or loss made by the client on the bet. MTS agreements typically specify an agreed minimum fee and revenue share percentage and the actual fee is determined as the higher of the minimum fee and revenue share. The revenue share is based on gross or net gaming revenue. Gross gaming revenue is the total volume of bets in excess of the total amount of payouts to betting customers. Net gaming revenue is gross gaming revenue less applicable taxes and other contractually agreed adjustments. Most of MTS contracts also include a loss participation clause (i.e. in case the gross/net gaming revenue is negative). We are exposed to the losses by the agreed loss participation percentage (typically the same percentage as the revenue share). Revenue is recognized monthly on the basis of actual performance (revenue share or minimum fee, if the revenue share, is below agreed minimum fee).

MPS is part of our MBS business following the acquisition of Optima in 2019 and provides a complete turnkey solution (including platform set-up, maintenance and support) to our clients. The platform set-up fee is recognized over the time the platform is built. Maintenance and support fees are recognized on a monthly basis or on the basis of actual performance for revenue share arrangements.

Virtual Gaming and e-Sports Revenue consists of income from a revenue share arrangement with clients in exchange for the provision of virtual sports data, for Virtual Gaming, and fees charged to clients for e-Sports data packages, for e-Sports.

For Virtual Gaming, we receive income from a revenue share arrangement with clients in exchange for the provision of virtual sports data. We receive a share of revenue based on the gaming revenue generated from the betting activity on the virtual game. The revenue share gives rise to variable consideration for each match, which is initially constrained until the related performance obligation is satisfied. The revenue share is generated from live betting events and revenue is recognized at the point in time of the actual customer sale performance. Our fee on the revenue share is recognized at the point of time the customer has itself generated gaming revenue from an individual bet, which is the difference between the bet and payout.

For E-Sports, revenue recognition is consistent with the recognition for Betting Data, except it includes E-Sports data rather than real sports data. Revenue is recognized similar to Betting Data as described above.

Betting AV. Betting AV Revenue consists of revenue from the sale of a live streaming solution for online, mobile and retail sports betting offers. The stand ready service is provided over a period of time. As the performance obligations and associated method of satisfaction measurement are substantially the same, the stand ready service represents a series. In general, there is one performance obligation for the series and, therefore, revenue is recognized on a straight-line basis over the contract term. Should the customer have demand that exceeds the level of performance in the contract, we provide this additional service level at the standalone market selling price. The additional obligation is satisfied and the revenue recorded in the period of over performance.

United States. United States Revenue consist of primarily media revenue from APIs, whereby we offer extensive sports data from over 60 sports and more than 400,000 games worldwide. Customers can access both live and historical data via API products. Customer contracts include multiple sports and the products offered are accessible throughout the duration of the contract. The stand ready services represent one performance obligation performed over time. Revenue is recognized on a straight-line basis over the contract term. United States revenue also includes betting and betting AV revenue.

Other. Other Revenue includes various revenue streams, amongst others the media revenue for the rest of the world and integrity services.

Costs and Expenses

Purchased services and licenses (excluding depreciation and amortization). Purchased services and licenses (excluding depreciation and amortization) consists of the costs of delivering the service to our customers, which does not include license amortization and personnel costs. This consists primarily of fees paid to data journalists and freelancer for gathering sports data, fees to sales agents, production costs, revenue shares for third-party content, “Ad:s acquisition costs”, consultancy fees, licenses and sports rights expenses that did not meet the recognition criteria, as well as IT development costs and other external service costs. These costs are primarily expensed as they are incurred.

Internally-developed software cost capitalized. Internally-developed software cost capitalized consists primarily of personnel costs involved in software development and which meet the qualifying criteria for capitalization. Such costs are capitalized as part of the corresponding intangible asset as incurred.

Personnel expenses. Personnel expenses consists primarily of salaries, payroll taxes, social benefits and expenses for pension plans. Personnel expenses are expensed as incurred. Personnel expenses include costs related to internally-developed software meeting the qualifying criteria for capitalization, as such those costs are recognized as part of the capitalized internally developed software cost.

Other operating expenses. Other operating expenses consists primarily of legal and other consulting expenses, telecommunications and IT expenses, advertising and marketing expenses, travel expenses, and other expenses, all of which are recognized on an accrual basis, being expensed as incurred.

Depreciation and amortization

Depreciation primarily relates to the depreciation of IT and office equipment and buildings. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which are estimated between one to 15 years.

Amortization expense relates to the amortization of intangible assets over their estimated useful life. Our amortization expense primarily relates to sports rights licenses, customer base, software, brand name, capitalized computer software and other rights and contract costs.

Impairment of intangible assets

Impairment of intangible assets is recognized where we determine that the investment made in the respective intangible asset is not fully recoverable. For the year ended December 31, 2020, we recognized impairments on our NBA and NFL licenses primarily due to the impact of the COVID-19 pandemic, which resulted in professional leagues across sports suspending most live events. As a result of such suspension, our U.S. business underperformed and the original expectations for to the NBA and NFL licenses were not met, which caused us to recognize these impairments. In addition, we recognized an impairment on goodwill related to CGU Sports Media—US of €10.4 million due to significant losses and expected decline in future performance.

We also recognized impairments related to the impact of the U.S. Supreme Court’s holding in Murphy v. National Collegiate Athletic Association (2018), in which the court upheld the legality of a New Jersey law permitting sports betting at casinos and racetracks and overturned the Professional and Amateur Sports Protection Act. While the court’s holding in such case was viewed at the time as a significant driver towards the legalization of sports betting across the United States, the legalization of sports betting is a matter of state law and, as such, depends on state legislatures adopting statutes and regulations permitting sports betting. The impairments we recognized in 2019 were caused by a lower than expected number of states adopting statutes and regulations legalizing betting as compared to the expectations of management at the time the holding in Murphy v. National Collegiate Athletic Association was issued by the court.

Impairment loss on trade receivables, contract assets and other financial assets

Impairment loss on trade receivables, contract assets and other financial assets consists primarily of impairment on loans granted by us to clients and management and the provision for expected credit losses in respect of trade receivables and contract assets. For the year ended December 31, 2020, we recognized an impairment on loans granted to clients and an accretion to the provision for expected credit losses in respect of trade receivables and contract assets totaling €1.7 million.

Share of loss of equity-accounted investees

Share of loss of equity-accounted investees consists primarily of our share of the results of operations of associates and joint ventures over which we have significant influence but not control or joint control.

Loss from loss of control of subsidiary

Loss from loss of control of subsidiary represents the loss of control in NSoft d.o.o. (“NSoft”) as a result of the expiration of the option to purchase an additional 11% of its remaining shares in March 2019.

Finance income

Finance income consists primarily of gain on foreign exchange differences and interest income from loans and bank accounts.

Finance costs

Finance costs consist primarily of losses on foreign exchange differences and interest expense on license payables fees and loans and borrowings.

Segments

We manage and report operating results through three reportable segments:

•

RoW Betting (59% of 2019 revenue, 58% of 2020 revenue and 55% of our six month period ended June 30, 2021 revenue): The RoW Betting segment includes customers located outside the United States, including the United Kingdom, Malta and Switzerland, and represents revenue generated from betting and gaming solutions.

•

RoW AV (27% of 2019 revenue, 26% of 2020 revenue and 28% of our six month period ended June 30, 2021 revenue): The RoW AV segment represents revenue generated from live streaming solutions for online, mobile and retail sports betting from customers outside the United States.

•

United States (6% of 2019 revenue, 8% of 2020 revenue and 11% of our six month period ended June 30, 2021 revenue): The United States segment represents revenue generated from sports entertainment, betting and gaming in the United States.

	Segment Revenue		Segment Adjusted EBITDA
	Years Ended December 31,		Years Ended December 31,
	2019	2020	2019	2020
	(in thousands)
RoW Betting	€224,734	€234,991	€129,233	€118,676
RoW AV	102,740	105,892	25,724	26,759
United States	22,869	34,407	(40,095)	(16,373)
Other	30,060	29,634	(1,516)	(1,383)

Total	€380,403	€404,924	€113,346	€127,679

Unallocated corporate expense(1)			(50,153)	(50,811)

Adjusted EBITDA(2)			€63,193	€76,868
Profit for the Year			€11,665	€14,806

(1)	Unallocated corporate expenses primarily consists of salaries and wages for Group management, legal, human resources, finance, office, technology and other costs not allocated to the segments.
(2)

Adjusted EBITDA is a non-IFRS measure and a reconciliation from profit for the year, its most directly comparable IFRS measure, is included in “Prospectus Summary—Summary Consolidated Financial and Other Data” together with an explanation of why we consider Adjusted EBITDA useful.

	Segment Revenue		Segment Adjusted EBITDA
	Six Month Periods Ended June 30,		Six Month Periods Ended June 30,
	2020	2021	2020	2021
	(in thousands)
RoW Betting	€108,375	€148,522	€56,812	€86,586
RoW AV	56,723	75,603	18,210	19,640
United States	13,358	28,916	(12,386)	(8,262)
Other	13,144	19,031	218	(1,691)

Total	€191,600	€272,072	€62,854	€96,273

Unallocated corporate expense(1)			(22,067)	(36,506)

Adjusted EBITDA(2)			€40,787	€59,767
Profit for the Period			€20,231	€17,650

(1)	Unallocated corporate expenses primarily consists of salaries and wages for Group management, legal, human resources, finance, office, technology and other costs not allocated to the segments.
(2)

Adjusted EBITDA is a non-IFRS measure and a reconciliation from net (loss) / income before tax, its most directly comparable IFRS measure, is included in “Prospectus Summary—Summary Consolidated Financial and Other Data” together with an explanation of why we consider Adjusted EBITDA useful.

Comparison of Results For the Six Month Periods Ended June 30, 2020 and 2021

The following table sets forth the interim consolidated statements of profit or loss in Euros and as a percentage of revenue for the periods presented.

	Six Month Periods Ended June 30, 2020	% of Revenue	Six Month Periods Ended June 30, 2021	% of Revenue	€ change	% change
	(in thousands)		(in thousands)		(in thousands)
Revenue	€191,600	100.0%	€272,072	100.0%	€80,472	42.0%
Purchased services and licenses (excluding depreciation and amortization)	(37,257)	(19.4)%	(56,563)	(20.8)%	(19,306)	51.8%
Internally-developed software cost capitalized	3,155	1.6%	5,917	2.2%	2,762	87.5%
Personnel expenses	(55,619)	(29.0)%	(85,445)	(31.4)%	(29,826)	53.6%
Other operating expenses	(17,925)	(9.4)%	(34,941)	(12.8)%	(17,016)	94.9%
Depreciation and amortization	(52,907)	(27.6)%	(64,089)	(23.6)%	(11,182)	21.1%
Impairment loss on trade receivables, contract assets and other financial assets	(2,047)	(1.1)%	(102)	0.0%	1,945	(95.0)%
Share of loss of equity-accounted investees	(1,043)	(0.5)%	(1,090)	(0.4)%	(47)	4.5%
Finance income	9,436	4.9%	13,017	4.8%	3,581	38.0%
Finance costs	(12,698)	(6.6)%	(23,449)	(8.6)%	(10,751)	84.7%

Net income before tax	24,695	12.9%	25,327	9.3%	632	2.6%
Income tax expense	(4,464)	(2.3)%	(7,677)	(2.8)%	(3,213)	72.0%

Profit for the period	€20,231	10.6%	€17,650	6.5%	€(2,581)	(12.8)%

Revenue

Revenue was €272.1 million for the six month period ended June 30, 2021, an increase of €80.5 million, or 42.0%, compared to €191.6 million for the six month period ended June 30, 2020. This increase was driven by growth of €25.0 million from Betting data / Betting entertainment tools due to selling additional content (from new and returned sports) in live odds/live data, price increases and growth in MBS of €16.1 million as a result of strong trading. Additionally, our revenue increase was caused by an increase of Betting AV of €18.9 million, which was due to our negatively impacted first half 2020 as a result of the COVID-19 pandemic, and an upsell on existing customers for alternative content. Lastly, the increase was also due to an increase in United States revenue of €15.6 million as compared to six month period ended June 30, 2020 United States revenue as a result of market growth within the United States and a high number of customer acquisitions. €4.4 million of additional US revenues for the six month period ended June 30, 2021 resulted from the acquisition of Atrium.

The following table sets forth our revenue components for the periods presented.

	Six Month Periods Ended June 30,
	2020	2021
	(in thousands)
Betting data / Betting entertainment tools	€78,082	€103,047
MBS	21,409	37,549
Virtual Gaming and e-Sports	8,884	7,926
RoW Betting revenue	108,375	148,522
RoW AV revenue	56,723	75,603
Other revenue	13,144	19,031

RoW revenue	178,242	243,156
United States revenue	13,358	28,916

Total Revenue	€191,600	€272,072

Purchased services and licenses (excluding depreciation and amortization)

Purchased services and licenses (excluding depreciation and amortization) was €56.6 million for the six months ended June 30, 2021, an increase of €19.3 million, or 51.8%, compared to €37.3 million for the six months ended June 30, 2020. This increase was primarily driven by additional licenses and sport rights expenses of €6.8 million, which we were driven by higher non-capitalizable license and sports rights expenses, as compared to the second quarter of 2020. Additionally, as compared to the second quarter of 2020, there were a number of live events scheduled during the second quarter of 2021, which resulted in increased costs of €5.1 million, primarily attributable to the growth of our Ad:s business.

Internally-developed software cost capitalized

Internally-developed software cost capitalized was €5.9 million for the six months ended June 30, 2021, an increase of €2.8 million, or 87.5%, compared to €3.2 million for the six months ended June 30, 2020. This increase was primarily driven by a resumption of development projects after the COVID-19 pandemic, as certain projects were placed on hold due to the COVID-19 pandemic in 2020.

Personnel expenses

Personnel expenses was €85.4 million for the six months ended June 30, 2021, an increase of €29.8 million, or 53.6%, compared to €55.6 million for the six months ended June 30, 2020. This increase was primarily driven by the return of regular salary payments (without short-time work and salary-cuts impact) leading to an increase of €17.8 million of salaries and wages, a share-based compensation of €8.5 million and €2.4 million of related social security payments.

Other operating expenses

Other operating expenses was €34.9 million for the six months ended June 30, 2021, an increase of €17.0 million, or 94.9%, compared to €17.9 million for the six months ended June 30, 2020. This increase was primarily driven by increased legal and consultancy costs of €14.5 million as a result of advisor fees in regards to the IPO and by an increase of administrative software license and telecommunication/IT costs of €3.4 million, which was partially offset by reduced marketing expenses of €0.9 million driven by reduced exhibitions and events and reduced travel costs of €1.0 million as a result of travel restrictions in connection with the COVID-19 pandemic.

Depreciation and amortization

Depreciation and amortization was €64.1 million for the six months ended June 30, 2021, an increase of €11.2 million, or 21.1%, compared to €52.9 million for the six months ended June 30, 2020. This increase was primarily driven by higher amortization on sport rights of €8.8 million as a result of reductions received for delivering fewer live events for the six months ended June 30, 2020, by higher amortization on self-developed software of €1.5 million and amortization of intangible assets in relation to newly acquired businesses of €1.7 million.

Impairment loss on trade receivables, contract assets and other financial assets

Impairment loss on trade receivables, contract assets and other financial assets was €(0.1) million for the six months ended June 30, 2021, a decrease of €1.9 million, or 95.0%, compared to €2.1 million for the six months ended June 30, 2020. This decrease was primarily driven by a higher credit risk during the onset of the COVID-19 pandemic when event restrictions were most extensive.

Finance income

Finance income was €13.0 million for the six months ended June 30, 2021, an increase of €3.6 million, or 38%, compared to €9.4 million for the six months ended June 30, 2020. This increase was driven by higher foreign exchange gains of €3.8 million, resulting from the development of U.S. dollars to Euros exchange rate on trade payables denominated in U.S. dollars.

Finance costs

Finance costs was €23.5 million for the six months ended June 30, 2021, an increase of €10.8 million, or 84.7%, compared to €12.7 million for the six months ended June 30, 2020. This increase was primarily driven by higher interest expenses to banks of €8.8 million in regards to the new CFA and increased foreign exchange losses of €1.9 million mainly resulting from the development of U.S. dollars to Euros exchange rate on trade payables denominated in U.S. dollars.

Income tax expense

Income tax expense was €7.7 million for the six month period ended June 30, 2021, an increase of €3.2 million, or 72.0%, compared to an income tax expense of €4.5 million for the six month period ended June 30, 2020.

Our effective tax rate for the six month period ended June 30, 2021 increased to 30.3%, in comparison to our effective tax rate of 18.1% for the six month period ended June 30, 2020. The main drivers for the increase were the share based compensation relating to the MPP share awards and awards granted to the sellers of Atrium and the participation certificates issued to a director of the Group, which are non-tax deductible and the effect of tax losses in the Luxembourg entity and Sportradar Holding AG not recognized as a deferred tax asset.

Comparison of Results For the Fiscal Years Ended December 31, 2019 and 2020

The following table sets forth the consolidated statements of profit or loss in Euros and as a percentage of revenue for the periods presented.

	Year Ended December 31, 2019	% of Revenue	Year Ended December 31, 2020	% of Revenue	€ change	% change
	(in thousands)		(in thousands)		(in thousands)
Revenue	€380,403	100.0%	€404,924	100.0%	€24,521	6.4%
Purchased services and licenses (excluding depreciation and amortization)	(61,395)	(16.1)%	(89,307)	(22.1)%	(27,912)	(45.5)%
Internally-developed software cost capitalized	7,863	2.1%	6,093	1.5%	(1,770)	(22.5)%
Personnel expenses	(119,078)	(31.3)%	(121,286)	(30.0)%	(2,208)	(1.9)%
Other operating expenses	(46,727)	(12.3)%	(41,339)	(10.2)%	5,388	11.5%
Depreciation and amortization	(112,803)	(29.7)%	(106,229)	(26.2)%	6,574	5.8%
Impairment of intangible assets	(39,482)	(10.4)%	(26,184)	(6.5)%	13,298	33.7%
Impairment loss on trade receivables, contract assets and other financial assets	(5,303)	(1.4)%	(4,645)	(1.2)%	658	12.4%
Impairment of equity-accounted investee	—	—%	(4,578)	(1.1)%	(4,578)	—
Share of loss of equity-accounted investees	(235)	(0.1)%	(989)	(0.2)%	(754)	(320)%
Loss from loss of control of subsidiary	(2,825)	(0.7)%	—	—%	2,825	100%
Finance income	17,445	4.6%	41,733	10.3%	24,288	139.2%
Finance costs	(28,108)	(7.4)%	(36,068)	(8.9)%	(7,960)	(28.3)%

Net (loss) / income before tax	(10,245)	(2.7)%	22,125	5.5%	32,370	316.0%
Income tax benefit (expense)	21,910	5.8%	(7,319)	(1.8)%	(29,229)	(133.4)%

Profit for the year	€11,665	3.1%	€14,806	3.7%	€3,141	26.9%

Revenue

Revenue was €404.9 million for the year ended December 31, 2020, an increase of €24.5 million, or 6.4%, compared to €380.4 million for the year ended December 31, 2019. This increase was driven by MBS growth of €12.5 million as a result of strong performance in MTS, which made up €5.0 million of the increase which was largely driven by new customer acquisitions, and full year revenue consideration of Optima (MPS), which made up €7.5 million of the increase. The increase in revenue was also the result of United States revenue growth of €11.5 million driven by an increasing number of states re-opening, Virtual Gaming and e-Sports growth of €3.7 million driven by virtual sports substituting live sports during first lockdown and partially offset by a decrease in Betting data/Betting entertainment tools of €6.0 million due to COVID-19 impacts, which led to package and price reductions.

The following table sets forth our revenue components for the periods presented.

	Years Ended December 31,
	2019	2020
	(in thousands)
Betting data / Betting entertainment tools	€176,041	€170,044
MBS	34,068	46,604
Virtual Gaming and e-Sports	14,625	18,343
RoW Betting revenue	224,734	234,991
RoW AV revenue	102,740	105,892
Other revenue	30,060	29,634

RoW revenue	357,534	370,517
United States revenue	22,869	34,407
Total Revenue	€380,403	€404,924

Purchased services and licenses (excluding depreciation and amortization)

Purchased services and licenses (excluding depreciation and amortization) was €89.3 million for the year ended December 31, 2020, an increase of €27.9 million, or 45.5%, compared to €61.4 million for the year ended December 31, 2019. This increase was primarily driven by additional licenses and sports rights expenses of €28.1 million from alternative content, which do not meet the criteria for capitalization and was newly sourced and developed in 2020 when most live sports were not played.

Internally-developed software cost capitalized

Internally-developed software cost capitalized was €6.1 million for the year ended December 31, 2020, a decrease of €1.8 million, or 22.5%, compared to €7.9 million for the year ended December 31, 2019. This decrease was primarily driven by certain software development projects that were put on hold due to reduced working hours in the second quarter of 2020 related to COVID-19 and resumed in the third quarter of 2020.

Personnel expenses

Personnel expenses was €121.3 million for the year ended December 31, 2020, an increase of €2.2 million, or 1.9%, compared to €119.1 million for the year ended December 31, 2019. This increase was primarily driven by share-based payment expenses of €2.3 million. Growth in workforce was offset by cost reduction due to reduced working hours in relation to COVID-19.

Other operating expenses

Other operating expenses was €41.3 million for the year ended December 31, 2020, a decrease of €5.4 million, or 11.5%, compared to €46.7 million for the year ended December 31, 2019. This decrease was primarily driven by reduced travel expenses of €4.2 million as a result of travel restrictions in connection with the COVID-19 pandemic and marketing expenses of €3.2 million driven by reduced exhibitions and events, which is offset by an increase of administrative software license costs of €1.5 million.

Depreciation and amortization

Depreciation and amortization was €106.2 million for the year ended December 31, 2020, a decrease of €6.6 million, or 5.8%, compared to €112.8 million for the year ended December 31, 2019. This decrease was primarily driven by reduced amortization of sports rights in the amount of €13.3 million, resulting from reductions on license payments because of suspended or cancelled sports events resulting from the COVID-19 pandemic, partially offset by €5.2 million due to amortization of IGT licenses.

Impairment of intangible assets

Impairment of intangible assets was €26.1 million for the year ended December 31, 2020, a decrease of €13.3 million, or 33.7%, compared to €39.5 million for the year ended December 31, 2019, which consisted of €36.0 million impairment on NBA license rights, €2.4 million of NFL license rights and €1.1 million on BTD customer base as a result of the BTD business discontinuation in 2019. In 2020, impairment of intangible assets consisted of €13.2 million on NBA license rights, €10.4 million on goodwill of CGU Sportsmedia—US and €2.6 million of NFL license rights.

Impairment loss on trade receivables, contract assets and other financial assets

Impairment loss on trade receivables, contract assets and other financial assets was €4.6 million for the year ended December 31, 2020, a decrease of €0.7 million, or 13.2%, compared to €5.3 million for the year ended December 31, 2019, which consisted of €3.7 million provision charge on expected credit losses on trade receivables and contract assets and €1.6 million impairment on loan receivables granted by us to business partners. In 2020, the impairment loss on trade receivables consists primarily of €2.9 million provision charges on expected credit losses from trade receivables and contract assets and €1.7 million on loan receivables granted by us to business partners.

Impairment of equity-accounted investee

Impairment of equity-accounted investee was €4.6 million for the year ended December 31, 2020 and was recorded in connection with the impairment over the Company’s equity investment on NSoft.

Loss from loss of control of subsidiary

No loss from loss of control of subsidiary occurred for the year ended December 31, 2020, a decrease of €2.8 million, or 100.0%, compared to €2.8 million for the year ended December 31, 2019, which consisted of the loss resulting from the expiration of the option to acquire an additional 11% in NSoft during the year.

Finance income

Finance income was €41.7 million for the year ended December 31, 2020, an increase of €24.3 million, or 139.2%, compared to €17.4 million for the year ended December 31, 2019. This increase was primarily driven by increased foreign exchange gains of €20.1 million, which were mainly driven by the development of U.S. dollars to Euros foreign currency rate on trade payables denominated in U.S. dollars.

Finance costs

Finance costs was €36.1 million for the year ended December 31, 2020, an increase of €8 million, or 28.3%, compared to €28.1 million for the year ended December 31, 2019. This increase was primarily driven by increased interest expense on loans and borrowings of €4.1 million and increased foreign exchange losses of €4.8 million on mainly trade payables in U.S. dollars.

Income tax benefit (expense)

Income tax expense of €7.3 million for the year ended December 31, 2020, an increase of €29.2 million, or 132.7%, compared to an income tax benefit of €21.9 million for the year ended December 31, 2019. Current income tax expense in 2020 amounted to €2.7 million compared to €1.5 million in 2019, €1.1 million in 2020 and €4.4 million in 2019 corresponded to changes in estimates related to prior years mainly on a tax litigation in Norway and a loss of €3.7 million in 2020 and a gain of €30.1 million in 2019 related to the origination and reversal of temporary differences in the deferred income tax, which was primarily driven by changes in Swiss tax law that allowed recognition of goodwill of €17 million with tax deductible amortization thereon and an increase in the effective tax rate from 9% to 14.5% that occurred on January 1, 2020.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital and capital expenditure needs, future acquisitions and general corporate purposes, with cash flows from operations and other sources of funding. Our current working capital needs relate mainly to sports rights fees and scouting costs, as well as compensation and benefits of our employees. Our ability to expand and grow our business will depend on many factors, including our working capital needs and the evolution of our operating cash flows.

Since our inception, we have financed our operations primarily through cash generated by our operating activities, from borrowings under our credit facilities and from proceeds of issuances of participation certificates. As of December 31, 2020 and June 30, 2021, we had cash of €385.5 million and €190.7 million, respectively. Our cash consist of cash in bank accounts and in hand. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

Borrowings

On September 24, 2018, we entered into a credit facility with UBS Switzerland AG and ING Bank (the “Credit Facility”) that provided for term loan facilities of (i) a senior amortizing term loan facility of up to €60.0 million, (ii) a senior non-amortizing term loan facility of up to €90.0 million and (iii) an acquisition term loan facility of up to €100.0 million, and a revolving credit facility of up to €50.0 million of borrowings that can be used for general corporate and working capital purposes. In September 2020, we reached an agreement with the lender syndicate to amend the covenants of this Credit Facility from September 2020 onwards. As of December 31, 2019, €150.0 million was remaining for withdrawal under the Credit Facility for permitted acquisitions and our general corporate and working capital purposes.

In November 2020, we replaced the Credit Facility by entering into a Credit Agreement with J.P. Morgan Securities PLC, Citigroup Global Markets Limited, Credit Suisse International, Goldman Sachs Bank USA, UBS AG London Branch and UBS Switzerland AG (as Mandated Lead Arrangers), J.P. Morgan AG (as Agent) and Lucid Trustee Services Limited (as Security Agent) that provided a €420.0 million senior secured term loan facility repayable in seven years (the “Term Loan Facility”) and a €110.0 million multicurrency senior secured revolving credit facility repayable on the last day of the relevant interest period of that loan (the “RCF”). As of December 31, 2020 and June 30, 2021, we had €420.0 million and €420.0 million drawn under the Term Loan Facility and €110.0 million and €110.0 million, respectively, available but not drawn under the RCF. See “Description of Indebtedness.”

Equity

Participation certificates are shares without voting rights, which are entitled to participate with ordinary shareholders in dividends and unallocated income. As of June 30, 2021, Sportradar Holding AG has issued participation capital of €164,000, compromising 186,397 registered participation certificates with a nominal value of CHF 1.00 per participation certificate.

For the year ended December 31, 2020, our shareholders’ equity increased by €10.3 million to €167.3 million, compared to €157.0 million for the year ended December 31, 2019. This is mainly due to the net income of the fiscal year 2020 of €15.2 million. For the six months period ended June 30, 2021, our shareholders’ equity increased by €42.0 million to €209.3 million, compared to €167.3 million for the year ended December 31, 2020. This is mainly due to issuance of participation certificates of €7.8 million and issuance of MPP share awards of €1.7 million and the connected reclassification of unpaid contribution of capital of €6.1 million. Additionally the equity increased due to the profit for the six months ended June 30, 2021 of €17.4 million and the equity settled share-based payments of €8.5 million.

Capital Expenditures

Our capital expenditures consist primarily of payments for capitalized sports rights and capitalized personnel expenditures for self-developed software. Our capital expenditures during the fiscal year ended December 31, 2020 were €94.0 million. Our capital expenditures during the six month period ended June 30, 2021 were €60.4 million.

We began implementing a company-wide ERP system in 2020. Implementation requires us to integrate the new ERP system with multiple new and existing information systems and business processes, and the ERP system is designed to accurately maintain our books and records and provide information to our management team important to the operation of the business. The design and implementation of this new ERP system will require a significant investment of personnel and financial resources, including substantial expenditures for outside consultants and software. As of June 30, 2021, we have entered into multiple licensing, implementation and application hosting agreements with outside providers. While we do not view any of these contractual commitments as material, we expect to incur approximately €0.8 million of capital expenditures in connection with the implementation of our company-wide ERP system in 2021.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Years Ended December 31,
	2019		2020
	(in millions)
Net cash from operating activities	€146.	0	€151.3
Net cash used in investing activities	(114.	3)	(98.1)
Net cash (used in) / from financing activities	(4.	7)	274.5

	Six Month Periods Ended June 30,
	2020	2021
	(in millions)
Net cash from operating activities	€75.8	€67.5
Net cash used in investing activities	(42.5)	(259.4)
Net cash (used in) / from financing activities	6.7	2.5

Net cash from operating activities

Net cash from operating activities was €151.3 million for the year ended December 31, 2020, an increase of €5.3 million, from €146.0 million for the year ended December 31, 2019. This increase was mainly due to a positive impact in working capital movement of €4.6 million.

Net cash from operating activities was €67.5 million for the six month period ended June 30, 2021, a decrease of €8.3 million, from €75.9 million for the six month period ended June 30, 2020. This decrease was mainly due to negative impact in working capital movement of €24.2 million, increased interest payments of €8.9 million and increased payments on income taxes of €3.0 million, offset by a significant higher amount on non-cash effective expenses, including equity-settled share based payments of €8.5 million and increased amortization of €11.3 million.

Net cash used in investing activities

Net cash used in investing activities was €98.1 million for the year ended December 31, 2020, a decrease of €16.2 million, from €114.3 million for the year ended December 31, 2019. This decrease was mainly due to a reduction in acquisitions of subsidiaries and contribution to equity-accounted investees of €8.5 million, a reduction in the purchase of property and equipment of €4.7 million and lower issuances of loans receivable to business partners of €1.5 million.

Net cash used in investing activities was €259.4 million for the six month period ended June 30, 2021, an increase of €216.9 million, from €42.5 million for the six month period ended June 30, 2020. This increase was mainly due to the acquisition of the newly acquired subsidiaries of €197.9 million and increased payments for capitalized sport rights of €18.0 million.

Net cash (used in) / from financing activities

Net cash from financing activities was €274.5 million for the year ended December 31, 2020, an increase of €279.2 million, from (€4.7) million for the year ended December 31, 2019. This increase was mainly due to €462.1 million of proceeds from bank debt of which €420.0 million were related to the refinancing of the Credit Facility under the new Term Loan Facility, which was reduced by €11.2 million of transaction related costs, and €2.3 million of proceeds from the issuance of MPP share awards, partially offset by the repayment of the prior bank loan of €150.7 million and €3.8 million of purchase of MPP share awards.

Net cash from financing activities was €2.5 million for the six month period ended June 30, 2021, a decrease of €4.1 million, from €6.7 million for the six month period ended June 30, 2020. This decrease mainly resulted as we received proceeds from the issuance of MPP share awards €1.7 million and from proceeds from issuance of participation certificates €1.0 million in the six month period ended June 30, 2021.

Off-Balance Sheet Arrangements

At June 30, 2021, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of these historical financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments in certain circumstances that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have provided a summary of our significant accounting policies, as well as a discussion of our evaluation of the impact of recent accounting pronouncements regarding prepayment features with negative compensation, income tax treatment, business combinations, borrowing costs, pension expenses and long-term interests in associates and joint ventures, in Note 2 to our audited consolidated financial statements, which are included elsewhere in this prospectus. The following critical accounting discussion pertains to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Revenue Recognition

Our service offerings primarily deliver a service to a customer satisfied over time. Revenue is primarily subscription-based or through revenue-sharing arrangements in exchange for sports betting and AV services. Revenues from contracts with customers are recognized under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Revenue involves the use of various techniques to estimate total contract revenue and costs. Due to uncertainties inherent in the estimation process, it is possible that estimates of variable consideration will be revised in the near-term. Management reviews and updates its estimates and records adjustments as needed.

Variable Consideration

If consideration in a contract includes a variable amount, management estimates the amount of consideration to which it will be entitled in exchange for services rendered to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal will not occur when the related uncertainty is subsequently resolved. The revenue sharing and discounts give rise to variable consideration.

Allocation of Transaction Price to Performance Obligations

Contracts with customers as described above may include multiple performance obligations. For such contracts, the transaction price is allocated to performance obligations on a relative standalone selling price basis. Standalone selling prices are estimated based on observable data of our sales for services sold separately in similar circumstances and to similar customers. If the standalone selling price cannot be determined based on observable group data, we will apply a cost plus mark-up approach.

Price Adjustments or Discounts

Contractually agreed price adjustments or discounts are taken into consideration for revenue recognition over the service period on a straight line basis for contracts in which revenue is recognized over time.

Further details in relation to revenue from contracts with customers are discussed in Note 2 and Note 5 to our consolidated financial statements included elsewhere in this prospectus.

Intangibles–License Agreements

We typically enter into license agreements with sports leagues for the right to supply data and/or live video feeds to the betting industry (and the media). License agreements fulfill the definition of an intangible asset. There remains uncertainty regarding the timing of initial recognition as an intangible asset and whether those agreements could be considered as executory contracts that should only lead to asset recognition when payments are made. IFRS does not provide industry specific guidance for such license agreements. Therefore, the general recognition requirements of IAS 38 Intangible assets (“IAS 38”) need to be applied to develop an accounting policy.

The license agreements we enter into are complex and the specific rights granted can vary by agreement. Therefore, the conclusion for the accounting of each license agreement involves a significant degree of judgment. Further details in relation to license agreements are discussed in Note 2 and Note 11 to our consolidated financial statements included elsewhere in this prospectus.

We generally amortize our license agreements on a straight-line basis over the respective seasons. During 2019, amortization of the NBA license agreement was based on the expected increasing usage of the rights over the license term, which is impacted by factors such as the opening of the betting market in the United States and correlated user growth. The impairment test for the NBA license agreement performed at the end of 2019 which resulted in an impairment of €36.0 million indicated that the expected usage could no longer be considered as a reliable measure of the consumption of economic benefits. Therefore, with effect from January 1, 2020, we changed our amortization method of the NBA license agreement from an expected usage basis to a straight-line basis. For the year ended December 31, 2020, the change in estimate resulted in an increase in the amortization expense by €2,993,000. For 2021, the amortization expense will increase by €207,000. For 2022 and 2023, the amortization expense will decrease by €417,000 and €612,000, respectively.

Impairment of Intangible Assets and Goodwill

Impairment testing for goodwill, license agreements and other intangible assets is generally based on discounted estimated cash flows generated from the continuing use and ultimate disposal of the assets. Factors such as lower than anticipated sales and reduced net cash flows, as well as changes in the discount rates used can lead to impairments.

For the purpose of impairment testing, goodwill is allocated to a cash-generating unit representing the lowest level within the Group at which goodwill is monitored for internal management purposes and which is not higher than our operating segments. License rights and other intangible assets are tested for impairment at the individual asset level. The key assumptions used to determine the recoverable amount, including a sensitivity analysis, are disclosed and further explained in Note 11 to our consolidated financial statements included elsewhere in this prospectus.

Income Tax—Deferred Tax

Deferred tax assets are recognized to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilized. The key area of judgment is therefore an assessment of whether it is probable that there will be suitable taxable profits against which any deferred tax assets can be utilized. We operate in a number of international tax jurisdictions. Judgment is required in respect of the interpretation of state, federal and international tax law and practices as the industry and tax continues to evolve.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

The recognition of the deferred tax asset for the tax step-up is generally based on future estimated taxable income. Factors such as lower than anticipated taxable results can lead to an impairment of the deferred tax asset. Further details in relation to deferred tax are discussed in Note 2 and Note 9 to our consolidated financial statements included elsewhere in this prospectus.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 2.1—New and amended standards and interpretations, to our consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures of Market Risks

Our future income, cash flows and fair values relevant to financial instruments are subject to liquidity risk, credit risk, foreign currency exchange rate risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure that, as far as possible, we will have sufficient liquidity to meet our liabilities when they become due.

Cash flow forecasting is performed in our operating entities on a monthly basis and then aggregated by our central finance department which closely monitors the actual status per company and the rolling forecasts of our liquidity. See Note 24.4 to our consolidated financial statements included elsewhere in this prospectus.

Credit risk

Credit risk is the risk of financial loss to us if a customer or counterparty to financial instruments fails to meet its contractual obligations. We are exposed to credit risk from our operating activities (primarily trade receivables), unpaid capital contributions, loans granted and its deposits with banks and financial institutions.

The carrying amounts of financial assets and contract assets represent the maximum credit exposure, for categories of financial instruments, please see Note 24.1 in our consolidated financial statements included elsewhere in this prospectus. At the reporting date, there are no arrangements which will reduce the maximum credit risk.

Impairment losses on financial assets and contract assets recognized in the consolidated statement of profit or loss and other comprehensive income are disclosed in Note 15 and Note 16 in our consolidated financial statements included elsewhere in this prospectus.

As our risk exposure is mainly influenced by the individual characteristics of each customer, we continuously analyze the creditworthiness of significant debtors. Due to our international operations and expanding business based on a diversified customer structure, we experience an increasing but still low concentration of credit risk arising from trade receivables. We had one customer that accounted for 10.4% of revenues in 2019 with revenues amounting to €39.4 million and for the year ended December 31, 2020 no individual customer accounted for more than 10% of revenues. For banks and financial institutions, only parties with a high credit rating are accepted. Furthermore, we continuously track the financial information of the counterparties of loans granted. Impairment losses are recognized when the counterparty is not meeting its payment obligations and when further financial information cannot be obtained. See Note 24.5 to our consolidated financial statements included elsewhere in this prospectus.

Foreign currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. Sportradar AG invoices more than 85% of its business in its functional currency the Euro. However, license rights are often purchased in foreign currencies and this exposes us to a significant risk from changes in foreign exchange rates; in particular, against the U.S. Dollar following the purchase of the NBA sports data and media rights by Sportradar AG. Furthermore, some of the subsidiaries operate in local currencies, mainly AUD, GBP, CHF, NOK and USD. Exchange rates are monitored by our central finance department on a monthly basis, to ensure that adequate measures are taken if fluctuations increase.

In the normal course of business, we enter into financial instruments (derivatives) to manage our normal business exposures in relation to foreign currency exchange rates. The foreign exchange forward contracts are not designated as cash flow hedges and are entered into for periods consistent with foreign currency exposure of the underlying transactions, generally from one to 12 months. The transaction risk on foreign currency cash flows is monitored on an ongoing basis by our Treasury. The main transaction risk is represented by the U.S. Dollar, while other currencies pose minor sources of risk. As of December 31, 2019 and 2020, the Group’s net liability exposure in U.S. Dollars was €196.9 million and €138.7 million, respectively. See Note 25.6 to our consolidated financial statements included elsewhere in this prospectus.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We do not actively manage our interest rate exposure. See Note 24.7 to our consolidated financial statements included elsewhere in this prospectus.

We are mainly exposed to cash flow interest rate risk in connection with borrowings. The interest rate is based on market interest rate plus a margin which is based on a leverage ratio as defined in the Credit Facility.

For the €420.0 million syndicated loan outstanding as of December 31, 2020, the foreseeable interest expense for 2021 will be €17.9 million, based on 6-months-EURIBOR or at least 0% interest, if the EURIBOR is below 0%, plus margin of 425 base points (determined on the senior secured net leverage ratio). Financial analysts do not expect EURIBOR to increase above 0%. However, a theoretical increase of 100 base points (one percentage point) above zero increases the interest expenditure for 12 months by €4.2 million.

We incur negative interest rate on cash due to the current interest level in Switzerland.

Loans granted to customers bore fixed interest. They do not expose us to any interest rate risk. See Note 15 to our consolidated financial statements included elsewhere in this prospectus.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

BUSINESS

Overview

When a home run sails over the wall or a touchdown is caught in the final seconds, we are all connected for a moment by our love of the game and the passion we share for sports. Shared moments in sports are tightly woven into the fabric of daily life for billions of people worldwide. In an age of accelerating technology enablement, fandom is 24/7, 365 days-a-year and fans are engaging in deeper ways with sports content and data than ever before. Sportradar sits at this nexus of sports, data and technology. Our mission is to enhance sports fan engagement globally through our fully integrated technology and services platform.

Sportradar is a leading technology platform enabling next generation engagement in sports, and the number one provider of B2B solutions to the global sports betting industry based on revenue. We provide mission-critical software, data and content via subscription and revenue share arrangements to sports leagues, betting operators and media companies. Since our founding in 2001, we have been at the forefront of innovation in the sports betting industry and we continue to be a global leader in understanding, leveraging and monetizing the power of sports data.

Sports fanatics are no longer content with only watching games in person or on TV. Fans crave multi-platform experiences, immediate insights with predictive analytics and highly personalized content. The $184 billion sports market, as of 2019, according to the PwC Reports, is also ripe for disruption as new levels of interactivity such as gamification, data visualizations and augmented reality accelerate alongside significant growth in sports betting. The accelerating trend towards legalization of sports betting globally is providing new avenues for fan engagement, and the proliferation of mobile betting applications and live in-game betting is fueling heightened interactivity. Mobile sports betting is the fastest growing sports betting channel and is expected to account for approximately 50% of total gross gaming revenue by 2025. Furthermore, live in-game betting is optimized for mobile devices and enables bettors to bet on every snap, at-bat, shot and other in-game events. These offerings require more sports data and better technology than ever before. As a result of these trends, the global sports betting market is massive, $41 billion in 2019 and growing. In the United States alone, sports betting is anticipated to expand from a $1 billion market in 2019 to a $23 billion market at maturity.

With new consumer engagement models and rapid technological change comes complexity for sports leagues, media companies and betting operators. Sport is global and live. To be relevant requires access to content from thousands of leagues, instantaneous distribution and differentiated insights. The stakes are high and business decisions must be made in nanoseconds via machine learning and AI. For most betting operators and media companies, the cost associated with building a global network of rights and league partnerships, technology infrastructure, risk management services and R&D is prohibitive. Sportradar enables its customers to focus on their core competencies including customer acquisition, branding, monetization and creating compelling user interfaces, while it powers the operations of these businesses. These capabilities are not in their core competency; rather, they do, and should, focus on customer acquisition, branding, monetization and creating compelling user interfaces. As the sports data and technology partner of choice for sports leagues, betting operators and media companies globally, Sportradar provides these mission critical capabilities and allows its customers to focus on their users and fans.

Sportradar offers one of the most robust and fully integrated sports data and technology platforms. We serve as a critical data infrastructure and content layer to the sports betting and media industries. On top of that infrastructure layer, we have built one of the most advanced and comprehensive software offerings. Our products simplify our customers’ operations, drive efficiencies and enrich fan experiences. For example, through our MTS platform, we provide live data and odds to our betting customers, and also facilitate their end-to-end trading operations including risk management via our proprietary software programs. MTS enables our customers to run their businesses more efficiently and profitably, while also providing us with rich sports betting data that we feed back into our platform to further enhance the power of our algorithms and new uses cases.

Our end-to-end offering, integrated technology and global footprint make us important partners to our customers and deeply embedded across the sports ecosystem:

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Betting Operators: For our over 900 sports betting operator customers, we cover over 750,000 events annually across 83 sports, including live data coverage of 600,000 events across 37 sports. The breadth of our data offering and sports coverage is an important differentiator for Sportradar, especially in the U.S. market where we are the number one provider of data to bookmakers. We supply sports data, in many cases as the sole provider, to over 85% of all bookmakers in the United States, who in turn manage nearly every legal sports bet placed by U.S. sports bettors. Our offerings include pre-match data and odds, live data and odds, as well as sports audiovisual content. Our full-suite of software solutions includes managed trading services, managed platform services, betting entertainment tools, virtual games and programmatic advertising solutions. Our software offerings facilitate scalability, speed to market, cost efficiency and reduction of operational risk and complexity. We are the only independent one-stop-shop provider across the value chain.

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Sports League: For our over 150 sports league partners, we provide access to over 900 sports betting operators and over 350 media companies to distribute their data and content globally. We give them greater reach and serve as an intermediary to the highly regulated betting industry. We also provide our sports leagues partners with technology, data collection tools, and integrity services. Our deep integrations into both the supply (leagues) and demand (betting operators and media companies) allow us to serve as a truly trusted, mission-critical partner. We also provide leagues with a range of tech-enabled solutions including fraud and manipulating monitoring, anti-doping, professional sports team technology and services, and OTT production and technology.

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Media Companies: For our over 350 media customers including both traditional and digital leaders, we provide products and services to help reach and engage sports fans across distribution channels. Sportradar provides a range of services to media companies including data feeds and APIs, sports audiovisual content, broadcasting solutions, digital services, research and analytics, OTT streaming solutions and programmatic advertising solutions.

Sportradar Is a Critical Intermediary Which Enables

a More Robust Sports Betting and Media Ecosystem

(Illustrative)

Our deep relationships across the sports value chain have been developed over the course of nearly twenty years, and have powerful network effects. The more betting operators and media companies we bring onto our platform, the broader distribution we have to sports fans and bettors. This attracts new sports leagues to partner with us. Each new league partner adds more events to our portfolio and new opportunities for us to help betting operators and media companies engage their customers. This feedback loop strengthens our value proposition in the ecosystem.

At the heart of what we do is our proprietary technology stack. Our product strategy is centered on speed, reliability and scalability to match the demands of our customers. We use advanced algorithms to create scalable, customized insights in real-time with latency averaging 700 ms. We have one of the industry’s leading cloud native storage and distribution platforms. We leverage AI and machine learning capabilities, based on our rich data lake, to provide the most accurate odds. Our models also power advanced use cases such as real-time betting outcome probabilities, guaranteed pricing models, customer risk modeling, neural networking for event-based predictions and algorithmic detection of suspicious betting activities. We are innovators at the forefront of revolutionary new technologies in sports data and analytics including computer vision, data visualization, virtual gaming and simulated reality.

Sportradar leads on breadth of events coverage for sports data and odds. We offer the largest volume of data in the world across our peers, leveraging nearly 20 years of historical sports information. We collect over 1.2 billion live data points per year from over 600,000 events in 37 sports. In 2020, we generated 3.7 billion live and pre-match odds changes collected 1.9 billion betting tickets and processed 21 billion odds changes from betting operators. We have a strong betting data rights portfolio, including non-exclusive rights to the National Basketball Association (NBA) and the Major League Baseball (MLB) in the United States, as well as exclusive rights on a global basis to the NBA (excluding the United States and China) and MLB (excluding the United States). In addition, we hold exclusive and worldwide media data rights for the NBA and MLB (including in the United States). We also have exclusive and worldwide betting data rights to the International Tennis Federation (ITF), Tennis Australia (TA) and Formula 1 and non-exclusive rights to the Deutsche Fußball Liga (DFL) in most jurisdictions. Tier 1 sports, particularly in the United States, tend to have official partnerships with sports data providers to create new revenue streams. Official sports rights partners have advantages in terms of renewals because of tech integrations. We are highly diversified across tiers of customers and tiers of sports content. We are not dependent on any single sport data right.

In addition to sports data, we provide our customers with the largest sports audiovisual content offering including 200,000 events per year across tier 1 and other-tier sports leagues. Sportradar provides global coverage, with strong U.S. market positioning, including rights for major U.S. sports leagues. Our current portfolio of audiovisual rights includes MLB, NBA, DFL, Copa del Rey, Asian Football Confederation (AFC), TA, ITF, Badminton Europe and the Professional Darts Corporation (PDC).

Sportradar’s software solutions address the entire sports betting value chain from traffic generation and advertising technology, to the collection, processing and extrapolation of data and odds, to visualization solutions, risk management and platform services. We have designed our platform to solve the challenges that sports betting operators face competing in a complex ecosystem, in real-time, and on a global scale. Sportradar offers full-service, turn-key software packages, as well as flexible, modular products depending on the size and capabilities of our customers. Our valuable data assets and analytics capabilities enrich all of our software offerings.

We generate revenue through two primary sources: subscription-based revenue and revenue sharing. Our subscription-based revenue is typically contracted for 1-5 year terms with minimum guarantees and usage-based surcharges. For certain of our products and services, we earn a share of the sports betting revenue generated by our customers. We believe this revenue mix provides a stable, predictable base with upside from secular growth in the sports betting market especially in more nascent geographies. Our large, global and highly diversified customer base allows us to generate revenue irrespective of the underlying competitive dynamics within any given geographic market.

Our platform is used globally by organizations of all sizes from large enterprises to small start-up businesses. As of December 31, 2019 and 2020, we had 1,601 and 1,612 customers, respectively. As our customers experience the benefits of our platform, they typically expand both their usage and the number of products and services that they purchase from us. Many of our sports betting customers have automated entire workflows that would have otherwise been done manually in-house. Our ability to expand within our customer base as well as our ability to grow alongside our customers is best demonstrated by our Dollar-Based Net Retention Rate for our top 200 customers. As of December 31, 2020 and 2019, our Dollar-Based Net Retention Rate was 113% and 118%, respectively. As of June 30, 2021, our Dollar-Based Net Retention Rate was 138%. The increase in the Dollar-Based Net Retention Rate as of June 30, 2021, as compared to December 31, 2020 and 2019, is primarily due to the negative impact that the COVID-19 pandemic had on revenue retention of our top 200 customers in the first half of 2020, as many of our top 200 customers reduced their spending under existing contracts during such period given the cancellation or postponement of various sporting events. Following the resumption of live sporting events in the first half of 2021, we saw an increase in revenue generation levels among our top 200 customers, along with additional revenue as a result of many 2020 postponed events occurring in the first half of 2021. This resulted in a spike in the Dollar-Based Net Retention Rate during the six month period ended June 30, 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business” for additional information regarding our Dollar-Based Net Retention Rate.

We have growth through both organic and inorganic expansion. For the years ended December 31, 2020 and 2019, our revenue was €404.9 million and €380.4 million, respectively, representing year-over-year growth of 6.4%. Historically we have been able to achieve a 20% revenue compound annual growth rate (“CAGR”) from 2016 to 2020 (30% from 2015 to 2019). Our business is profitable and benefits from positive Adjusted Free Cash Flow generation. For the years ended December 31, 2020 and 2019, respectively, our profit for the year was €14.8 million and €11.7 million, representing year-over-year growth of 26.5%. For the years ended December 31, 2020 and 2019, our Adjusted EBITDA was €76.9 million and €63.2 million, respectively, representing year-over-year growth of 21.7%, profit for the period as a percentage of revenue of 3.7% and 3.1% and Adjusted EBITDA margin of 19.0% and 16.6%, respectively. Our net cash from operating activities as a percentage of profit was 1,021.6% and 1,251.3% for the years ended December 31, 2020 and 2019. We had strong Cash Flow Conversion, defined as Adjusted Free Cash Flow as a percentage of Adjusted EBITDA, of 69.6% for the year ended December 31, 2020 and 87.3% for the year ended December 31, 2019. Our net cash from operating activities was €151.3 million and €146.0 million for the years ended December 31, 2020 and 2019, and we have been Adjusted Free Cash Flow positive since 2013, including for the years ended December 31, 2020 and 2019, with €53.5 million and €55.3 million of Adjusted Free Cash Flow, respectively.

For the six month periods ended June 30, 2021 and 2020, our revenue was €272.1 million and €191.6 million, respectively, representing period-over-period growth of 42.0%. For the six month periods ended June 30, 2021 and 2020, respectively, our profit for the period was €17.7 million and €20.2 million. Our Adjusted EBITDA was €59.8 million and €40.8 million for the six month periods ended June 30, 2021 and 2020, respectively, representing period-over-period growth of 46.5%. For the six month periods ended June 30, 2021 and 2020, profit for the period as a percentage of revenue was 6.5% and 10.6%, respectively, and Adjusted EBITDA margin was 22.0% and 21.3%, respectively. Our net cash from operating activities as a percentage of profit was 382.6% and 374.9% for the six month periods ended June 30, 2021 and 2020, respectively. We had Cash Flow Conversion of 6.9% and 80.7% for the six month periods ended June 30, 2021 and 2020, respectively. Our net cash from operating activities was €67.5 million and €75.9 million in the six month periods ended June 30, 2021 and 2020, respectively, and we had Adjusted Free Cash Flow in the six month periods ended June 30, 2021 and 2020 of €4.1 million and €32.9 million, respectively.

In our mature markets, where sports betting has been legal for many years, we are highly profitable. Revenue in the RoW Betting segment was €235.0 million and €224.7 million for the years ended December 31, 2020 and 2019, respectively. Revenue in the RoW AV segment was €105.9 million and €102.7 million over the same time periods, respectively. Revenue in the United States segment, where we have been investing heavily in data, content, technology, personnel and operations, was €34.4 million and €22.9 million over the same time periods, respectively. Revenue in the RoW Betting segment was €148.5 million and €108.4 million for the six month periods ended June 30, 2021 and 2020, respectively. Revenue in the RoW AV segment was €75.6 million and €56.7 million for the six month periods ended June 30, 2021 and 2020, respectively. Revenue in the United States segment was €28.9 million and €13.4 million for the six months periods ended June 30, 2021 and 2020, respectively.

As a result of our investments, we are nimble, innovative and prepared for global growth. In addition to investments in strategic markets like the United States, which we believe will fuel significant growth in our business, we have also invested in new high growth products including programmatic advertising, e-Sports and gaming technology such as virtual sports and simulated sports events. We expect these investments to expand the scope of our value proposition, increase our TAM and drive wallet share with customers.

Consolidation will continue to be an opportunity in our sector. Our management team has extensive experience integrating acquisitions and our global operation is a platform for future potential acquisitions. Since 2010, we have successfully completed 13 acquisitions, both expanding our geographic footprint, as well as adding to and improving upon a range of capabilities. We have proven our discipline, execution and ability to add significant value to the businesses we acquire. We will continue to evaluate strategic acquisitions that expand our platform and solve new use cases for customers.

We are part of a founder-led organization with a strategy that is focused on innovation and long-term value creation. Our Founder and Chief Executive Officer, Carsten Koerl, has led Sportradar’s business since its founding in 2001, driving the profitable growth of the company from start-up to a global leader in sports data and technology. As of June 30, 2021, he owns 34.1% economic interest in the company and remains fully invested in fueling the continued growth of Sportradar. Carsten has been at the forefront of the online sports betting industry since its early days. Prior to founding Sportradar, Carsten founded online betting platform, betandwin Interactive Entertainment, in 1997. Bwin, rebranded after the initial public offering, offered sports betting, poker, casino games and other skill games. Carsten led the company through a successful listing on the Vienna stock market in 2000. Bwin was later purchased by GVC Holdings in 2016, which continues to operate the bwin brand. Carsten and his world-class management team bring deep expertise in sports, gaming and technology. Our investor base includes top-tier investors such as CPP Investments and TCV, as well as notable sports industry individuals such as Ted Leonsis, Mark Cuban and Michael Jordan, who each hold less than 5% minority interest. References to these individuals are included in this prospectus because they are leading figures in the global sports industry, which is the industry in which we operate, and distinguished members of our existing investor base. We believe that disclosing the identity of such investors provides potential new investors with a better understanding of the entities and individuals in the sports industry that have financially supported our growth by investing in our business.

Industry Background

The way sports fans and bettors consume and interact with sports is changing.

Sports fans today are connected to their favorite teams at all times. They demand multi-platform experiences, personalization, and deeper interaction than ever before. According to the PwC Reports, 86% of sports industry leaders believe that live sports viewing will become significantly richer, immersive and interactive in the future. New use cases are emerging in VR and AR, real-time data capture and distribution, live betting, and to-the-second synchronized content across mobile devices and the live game. The evolution of e-Sports from recreational activity to a professionalized market with a 495 million global audience highlights the appetite for new interactive sports media, according to Statista Data and the PwC Reports.

Sports betting is a key catalyst for these changing consumption patterns, because bettors more deeply engage with sports data and content than casual viewers. They crave insights using historical performance, real-time data and predictive analytics. In response to growing demand from sports bettors, new use cases in sports media such as player tracking, data overlay features, visualizations and simulated reality are rapidly gaining traction. According to the PwC Reports, these developments in technology, data and fan engagement are driving significant change in the broader $184 billion global sports market, as of 2019.

The ubiquity of mobile betting is further driving accessibility of sports betting and interactivity. Live in-game betting, as an example, allows users to bet on specific plays and other events within a game. Consequently, mobile betting is the highest growing sports betting channel with 20% growth through 2025, according to the H2 Report. Sports bettors value the convenience of being able to place bets anywhere, anytime. Even during COVID-19, mobile betting continued growing strongly. In New Jersey, for example, 92% of sports betting gross gaming revenue came from online betting in 2020, up from 84% in 2019, according to the N.J. Division of Gaming Enforcement.

Within sports betting, recent product innovations such as cash out products, super live products, odds boost products and combination/parlay products, are further increasing sports bettor engagement. In-game betting accounts for the majority of gross gaming revenue in more mature European markets.

Sports betting legalization is rapidly accelerating, globally.

Sports betting is the fastest growing category within the broader gaming market. Including the US market, which is undergoing rapid legalization, the global sports betting market is projected to grow from $47 billion in 2021 to $81 billion at Global Sports Betting Markets Maturity, according to the H2 Report and BCG Reports. Excluding the US, the sports betting market is $44 billion in 2021 growing 7% to $58 billion in 2025, according to industry research. The B2B betting data market is $2 billion in 2021 and expected to grow at 13% CAGR to $4 billion in 2025. Sports betting has been legal for many years in a number of major global markets, such as the United Kingdom, Australia, Italy and other parts of Europe and Asia Pacific. According to the H2 Report, these large, mature sports betting markets are expected to grow 6-7% per year through 2025, as a result of increasing accessibility of sports betting on mobile and online, intensifying customer engagement from expansion of sports betting, coverage to more events, enhanced consumer technologies and new forms of sports betting such as virtual sports, e-Sports and simulated reality. Other large markets, including the United States, are increasingly legalizing sports betting, leading to accelerated sports betting market growth and geographic expansion opportunities for both operators and sports data and technology providers. Countries in Latin America, such as Brazil, India and other countries across Africa and Asia Pacific, continue to contemplate or progress regulatory efforts to shift from illegal betting to regulated betting markets. The COVID-19 pandemic magnified government funding deficits and we see governments becoming increasingly receptive to legalizing sports betting as a new source of income.

In the United States alone, sports betting is anticipated to expand from a $1 billion market in 2019 to a $23 billion market at maturity. Following the repeal of the PASPA in 2018, the sports betting industry has benefitted from rapid growth. According to the Gambling Compliance Tracker, as of July 20, 2021, twenty-four (24) states (including the District of Columbia), have legalized sports betting and are operational and seven (7) additional states have passed enabling laws, but have not yet implemented regulations. Additionally, nineteen (19) states (including the District of Columbia) have legalized online/mobile sports betting. As more states legalize sports betting and the volume of sports betting in currently operational states increases, we expect significant market opportunity in the United States. Several of the largest states in the United States are still yet to legalize sports betting. While the speed of regulation is uncertain, the desire for new avenues of growth is apparent for both governments and professional sports leagues. This movement to de-regulation is expected to unlock a massive TAM opportunity in the medium-term.

Sports leagues, betting operators, and media companies are focused on their core competencies.

Competition for consumer attention is fierce and key constituents in the sports ecosystem remain focused on enhancing their core competencies:

•	Betting Operators: customer acquisition, branding, product experience, partnerships

•	Sports Leagues: broad viewership, new growth vectors, channel shift from linear broadcasting to digital

•	Media Companies: transition to digital, operating efficiency

However, the growing complexity and magnitude of data, content and technology underlying the sports ecosystem presents challenges for the various constituents. At the most basic level, each of the constituents above needs fast, reliable and accurate data and content. Betting operators require consistently formatted data and AV content across leagues. Yet, sports leagues are regional, distribution is fragmented and there is a long-tail of niche sporting events across the world. They need a trusted intermediary to provide access, infrastructure, and consistency through the ecosystem.

Technological requirements are more substantial today than ever before. Computer vision is radically transforming the volume and speed of data points available, enabling new sports betting use cases, like player acceleration, and intent-driven insights, such as type of shot. This data is also increasingly important to sports leagues who can use it to improve game strategy and athlete training, as well as to drive direct engagement with fans. First-party user data from digital media and online sports betting platforms is also enabling in-depth customer profiling and segmentation, critical insights for every party in the sports and sports betting ecosystem. Proficiency in these new data categories requires technology investment, specialized talent and organizational focus.

At the same time, consumer tolerance of technical failures has decreased dramatically. Rising expectations present a major challenge for companies working with sports data. Significant investments are required for full resilience and the transition to public cloud environments.

The speed of change is blistering and requires dedicated R&D. Falling behind has direct monetary consequences not only from a user acquisition and retention perspective, but also from a risk management and profitability perspective. Sports leagues, betting operators and media companies are focused elsewhere and, as a result, increasingly turn to third parties like Sportradar.

There is a need for a holistic, integrated, end-to-end sports data and technology platform

While point solutions exist across the sports data, content, and technology value chain, they are fragmented and don’t provide a holistic solution to optimize performance. The opportunity to harness technology and data to accelerate growth and operate more efficiently exists, but is often lost. Any technology solution proposing to modernize the sports ecosystem should meet the challenging requirements that businesses face operating in real-time on a global scale. We believe that includes:

•	Broad Portfolio of Content and Data: access to data and content from sporting events across the world, including niche and emerging sports such as virtual sports and e-Sports

•	Fast, Accurate and Reliable: low-latency, near 100% accurate, consistently structured, and reliably available 24/7 and 365 days a year

•	Advanced Insights and Innovation: leverage AI, machine learning and other new forms of technology to constantly drive innovation

•	Fully Integrated: integrated data, content and software to drive decision making across customer acquisition, engagement and retention and risk management

•	Trusted Partner: trust from the various constituents and the ability to help combat fraud and manipulation in sports

Sportradar Platform

Sportradar’s platform simplifies the complex, fragmented and, in the case of betting, regulated, sports ecosystem. While sports leagues, betting operators and media companies focus on their respective core competencies, we focus on leveraging data and technology to help our customers run their businesses efficiently and create more engaging experiences. We are experts in sports data and building technology-enabled solutions empowered by that data. We offer the most comprehensive solution in the marketplace which positions us to cover the end-to-end needs of our clients. Our value proposition to each of the key constituents is clear:

•	Betting Operators:

•	Fast, accurate, and reliable data married with deep analytics and technology to enable sports betting and drive bettors’ engagement

•	Access to the broadest global coverage of sports betting data and content

•	State-of-the-art technology to automate processes that would otherwise be conducted manually

•	Speed to market, cost efficiency and reduction of operational risk or complexity

•	Sports Leagues:

•	Trusted intermediary to the sports betting and media ecosystem

•	Gateway to the end users of 1,612 sports betting and media companies globally as of December 31, 2020

•	Innovator in sports data and analytics enabling deeper fan engagement

•	Partner in ensuring integrity of the game and allowing sports leagues to monetize their data without becoming directly regulated

•	Providers of sports technology and analytics to professional sports teams

•	Media Companies:
•	Extensive live data and event coverage, married with deep analytics to better engage sports fans

•	New forms of interactive content

Powerful network effects accelerate our value proposition. The more betting operators and media companies we bring onto our platform, the broader the distribution we have to fans globally. This attracts new sports leagues to partner with us. And with each new league partner comes more events, deeper sports data and insights and new opportunities for betting operators and media companies to engage fans.

Our Data Engine

Sports data is at the core of everything we do. We deliver value to our customers by and providing access to more and higher quality content and data which we distribute at low-latency and with seamless integration into our customers’ platforms. Simultaneously we embed fast data inferencing across our product portfolio to build higher value software products. Our deep sports data archive, real-time data capture, sports rights, sports expertise and AI capabilities provide us with a unique position in the market and a powerful foundation upon which to continuously expand the business.

Our customers entrust us with their most critical business functions because of our commitment to providing data with the following characteristics:

Accuracy: inaccurate data causes downstream customer disruption and erodes trust, as such data must be validated prior to downstream delivery.

Low-Latency: sports data, in particular live odds data, is time sensitive. We have built a proprietary global low-latency data distribution network that allows us to get content to our customers with minimal latency.

Accessibility: data must always be available, otherwise our customers are unable to transact with their customers.

Dependability: if accuracy, latency, or accessibility are perceived to be at risk, then customer impacts are inevitable and a loss of trust guaranteed.

Our platform is underpinned by high quality and fast data, which we have collected for nearly two decades. We benefit from significant barriers to entry when it comes to data collection — both from the rich, extensive volume of historical data that we have, as well as the extensive global infrastructure that is required to provide viable live coverage to operate as a market-leading sports data provider. Our infrastructure allows us to gather, consolidate, quality check, transfer, distribute and analyze sports data in real-time, globally. The scale of our data operation is immense. We work with over 8,300 independently contracted data journalists who use our proprietary technology tools to collect live data from over 600,000 events every year across 37 sports.

We also operate five data collection centers which are strategically located around the world to provide 24/7 uptime and supported by over 700 data experts, all ISO 9001 certified for Quality Management. These data collection methods are enhanced by in-stadium verification technology and augmented by direct feeds from sports leagues, computer vision and AI technology. The proof that our system works is in the numbers—up to 30 million odds changes per minute, across more than 40 languages served, and with 99.9% proven accuracy—and underpins our market leadership.

Our primary methods for real-time data capture are:

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Computer Vision and Audio Processing: we are at the forefront of implementing computer vision technology, a form of AI that teaches models to interpret visual and audio signals. Computer vision aids the creation and training of data-driven models to anticipate the probability of events, enable automation in data collection, and increase accuracy. We have also developed a sophisticated speech detection model which is used by our data journalists to map every element of a live game via spoken commands. This new approach instantly broadcasts live data into our network and improves latency in betting markets where timing is critical. Speech detection is improving the level of automation, speed and accuracy of our data collection.

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Proprietary Data Collection Systems: we provide data collection infrastructure and software to a number of sports where we have official partnerships to enable data to be collected and delivered directly from the official source. This is a viable solution for our league partners who are able to gather more data and insights on their sports with these systems. Sportradar’s Scout Applications are used for real-time data collection by rights holders or competitions such as the ITF, the European Table Tennis Union (ETTU) and the European Handball Federation (EHF). Since 2012, the ITF collects real-time data with our proprietary data collection systems for approximately 54,000 matches per year (based on 2019), point-by-point score updates straight from the umpire’s chair. Further, we provide entire Data Toolkit services, an integrated solution including not only our Scout Applications to collect live data but an entire Competition Management System with API, Players/Members Portal, Fixture/Draw/Venue Management etc. to a number of federations or leagues such as the German Handball Bundesliga (HBL), as well as the German Handball Federation (DHB), World Rugby, World Snooker (WST), the PDC, the ASEAN Football Federation and other national Football Associations such as the Singapore FA (FAS). All these rights holders collect sports data with our tools and infrastructure.

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In-Venue Coverage: our independent contractor data journalists and scouts attend and collect data directly from stadiums. We look for people with a passion for and deep knowledge of sports. Our data journalists and scouts undergo a rigorous selection and training process and utilize proprietary technology systems developed by Sportradar to record and transmit data from the stadium. Our global network is extensive and difficult to high quality and fast data replicate.

•	Television Coverage: we use streamed and broadcast TV feeds delivered to our data centers to enable fast and cost-effective remote data collection.

Straight through processing, with no manual intervention, is enabling us to scale at lower cost. Historically many activities required operators to interact with data in various ways; for example, manually entering sports events as they happened on the pitch, or working with customers to help manually manage their odds and liabilities. In order to scale the business alongside the ever-increasing volume of data we acquire and process, many of the previously manual processes have been automated. Our AI and machine learning powered engine issues 2,500 model runs per second and generates up to 30 million odds every minute.

Competitive Strengths

The only end-to-end data and software solutions provider with a global footprint

We are the only company providing software solutions that address the entire sports betting value chain, from traffic generation and advertising technology, to the collection, processing and extrapolation of data and odds, to visualization solutions, risk management and platform services. We provide these solutions to our customers in over 120 countries around the world. The breadth of our offering and global reach allows us to serve the greatest number of sports betting operators, from large to small, regardless of their needs, and to provide our customers with simplicity—all the solutions in one place and from one provider. As a result, we have been able to successfully upsell customers to more value-added solutions and to enable their entry into new markets, growing our share of wallet with customers. The Dollar-Based Net Retention Rate of our top 200 customers, who represent approximately 80% of our revenue, was 118% in 2019 and 113% in 2020 and was 138% and 103% in the six month periods ended June 30, 2021 and 2020, respectively, demonstrates our ability to expand within our customer base as well as our ability to grow alongside our customers. We believe that our ability to provide betting customers with the full suite of solutions positions us particularly well in new, emerging markets such as the Unites States, where betting operators will be focused on acquiring, engaging and retaining customers, and will be more inclined to automate the majority of their betting service and platform operations. The increase in the Dollar-Based Net Retention Rate as of June 30, 2021, as compared to December 31, 2020 and 2019, is primarily due to the negative impact that the COVID-19 pandemic had on revenue retention of our top 200 customers in the first half of 2020, as many of our top 200 customers reduced their spending under existing contracts during such period given the cancellation or postponement of various sporting events. Following the resumption of live sporting events in the first half of 2021, we saw an increase in revenue generation levels among our top 200 customers, along with additional revenue as a result of many 2020 postponed events occurring in the first half of 2021. This resulted in a spike in the Dollar-Based Net Retention Rate during the six month period ended June 30, 2021.

Integrated platform for business-critical needs of betting operators and media partners

We are deeply integrated with our customers from an operational and technology perspective, making it difficult for them to switch providers and serving as a strong barrier to entry. Our solutions are business-critical and power the day-to-day operations of sports betting companies, enabling them to grow gross gaming revenue and to operate more efficiently. Most recently we supported our betting operator customers through a period of no live sports, resulting from COVID-19 lockdown measures, by generating and acquiring alternative content as well as creating simulated content to ensure they had content to provide to their customers. Our MTS and platform services allow betting customers to automate a number of core functions, reducing their costs, and leveraging our scale to more effectively compete in the market. We also provide essential services to our media partners, leveraging the power of our data to provide engaging content for their audiences.

Our proprietary technology engine

We have been investing into our data, models and technology platform for the past two decades and we will continue to do so. Our proprietary technology engine has been developed with the needs of our customers and industry in mind, ensuring low-latency, scalability, automated handling of big data and resiliency. Our cloud native strategy and platform enables rapid scaling and resiliency, handling millions of end users, betting tickets and streaming sessions, with up to 4 gb per second in traffic. We achieve real time processing in 100 ms for data acquisition and betting analytics and have a global low-latency data distribution infrastructure that can ensure minimum delay from live event to our customers (less than 200 ms).

We have made significant R&D investments into new data collection and processing technology including computer vision and audio recognition technology. These investments enrich the data we collect, reduce the cost of data collection through automation, reduce latency and enable new AI use cases. This data feeds into a large collection of proprietary, in-depth specific odds models for a wide variety of sports, setting us apart from our competitors and making us essential to sports betting operators who cannot achieve this in-house for all the sports they cover. Our AI and machine learning powered engine issues 2,500 model runs per second and generates up to 30 million odds every minute, and we have a 40 member team of experts dedicated to AI and machine learning based innovation.

Our technological competitive advantages enable us to enhance the accuracy of our data and create more betting markets such as in-play and in-point betting. We have proven high-velocity development capabilities that allows us to remain agile and innovative, quickly responding to changes in the market. We have developed one of the most realistic virtual sports product designed to simulate actual matches and races on the back of Sportradar’s data expertise in real sports, AI and machine learning capabilities and advanced 3D graphics technology. Our products are optimized for multiple channels, including online and mobile, and we provide flexible customization and integration options.

Market leading portfolio of sports data and content

We cover the largest number of events and have a stronger data rights portfolio as compared to our competitors. We collect data on more than 80 sports around the world, from tier 1 leagues such as the NBA and DFL to high-volume leagues such as the ITF. We also collect data from tier 2 and tier 3 sports as well as from regional sports leagues including the NBL and AFC. We have more than 20 years of sports data in our proprietary database which provides us with a competitive advantage in odds generation and the creation of virtual sports content that is difficult to replicate. Powered by our proprietary software, our network of over 8,300 data journalists (who collect data from events) and 700 specialized data operators (who quality control and synthesize data) allows us to provide live data coverage for more than 600,000 events per year, more than double that of our closest competitor, and to deliver live data and odds to our customers with 99.9% accuracy. Our data collection processes are ISO certified, ensuring speed and accuracy in our proprietary data feeds. We license the AV rights to broadcast 19 sports to our betting customers and also provide them with alternative content, such as self-organized tournaments, “real” e-Sports and virtual content. This strategy proved critical during the period of March to July 2020 when live sports were halted due to COVID-19. By providing our customers high quality data and content with the largest volume covering the broadest events, we enable our sports betting and media customers to drive fan and punter engagement, and ultimately revenue.

Deeply embedded position with sports leagues

We have long-standing and deeply embedded partnerships with more than 150 leagues, clubs and federations across 29 sports globally. We have made meaningful investments into sports league partnerships around the world, including providing technology, insight and media solutions, and have grown these partnerships over time. As an example, as the technology provider for ITF, we provide tech-enabled solutions for data collection from matches, such as through hand-held systems operated by ITF umpires, as well as maintain their database. In turn, we have the exclusive license to supply ITF data to betting operators and the non-exclusive license to supply media companies with such data worldwide. In addition, we provide sports leagues with integrity services and solutions to increase fan engagement, creating closer working relationships with and access to key decision makers in sports leagues around the world.

We also license rights to official data and content from leagues which is an important differentiator for us in the market and supports growth across our betting and entertainment solutions. Our deep relationships with global sports betting and media companies allow us to serve as an important gateway for leagues and teams to connect with millions of fans and bettors around the world.

Our global reach, proprietary data collection systems with large existing databases and our understanding of fan behavior are important for sports leagues. Our breadth of capabilities and willingness to invest in relationships has allowed us to become true partners to leagues, helping us gain a foothold in relevant markets, as we have done with the NBA, and cultivate long-lasting relationships, as we have done with our almost 15-year relationship with the DFL. For more information, see “Risk Factors—Risks Related to Our Business and Industry—Our ability to commercialize our technology and products are subject, in part, to the terms and conditions of licenses granted to us by others.”

Powerful network effects accelerate our value proposition

We benefit from powerful network effects, which further accelerate our value proposition. The more betting operators and media companies we bring onto our platform, the broader distribution we have to fans globally. This attracts new sports leagues to partner with us. And with each new league partner comes more events, deeper sports data and insights, and new opportunities for betting operators and media companies to engage fans. We are able to create more products for our customers, increasing our share of wallet across the sports betting value chain. We have a proven track record of cross selling to our customer base—52% of our sports betting customers took multiple products in 2020, up from 47% in 2019. Our extensive data and content portfolio combined with our strong customer and league relationships provide us unique insights into the behavior and preferences of sports fans and punters around the world. We benefit from multiple touchpoints with end users—through our platform services, advertising services and large installation of hosted solutions such as betting entertainment tools and on the sports entertainment side where we are able to capture data. The more knowledge of end users we are able to collect, the more valuable our insights and platform services become to sports leagues, sports betting companies and media companies. This in turn leads to deeper integration with all key stakeholders and a greater the number of use cases for our offerings, adding to our competitive moat.

Visionary founder-led team supported by world class investors

Our Founder and Chief Executive Officer, Carsten Koerl, is a successful entrepreneur in the sports betting market and is the driving force behind our vision, mission and culture. Carsten founded the online betting platform, betandwin Interactive Entertainment, in 1997 and led the company through a successful listing on the Vienna stock market in 2000, where it traded until it was purchased by GVC Holdings in 2016. Carsten has been at the forefront of the online sports betting industry since the beginning. Carsten’s vision to bring the global sports betting industry into the digital era spans more than two decades. His deep expertise in technology, gaming and sports provide him with an unmatched perspective that touches all areas of our organization. Carsten is supported by an experienced, customer-centric leadership team, which enables us to rapidly develop new products and move more quickly than our competition to capture growth opportunities. Our investors include CPP Investments and TCV, as well as champions in the sports industry such as Ted Leonsis, Mark Cuban and Michael Jordan, each holding less than 5% minority interest, who provide important insights and connections particularly in the U.S. sports industry.

High margin, sustainable growth financial model

We have a highly attractive business model characterized by robust growth and strong profitability. We generate revenue through a combination of subscription and revenue-sharing contracts, representing 78% and 22% of our total revenue, respectively, for the year ended December 31, 2020. This provides us with a steady, predicable revenue and significant upside as the sports betting market grows. We also have a track record of growing wallet share with existing customers. Our Dollar-Based Net Retention Rate as of December 31, 2020 and 2019 was 113% and 118%, respectively, and, as of June 30, 2021, was 138%. The increase in the Dollar-Based Net Retention Rate as of June 30, 2021, as compared to December 31, 2020 and 2019, is primarily due to the negative impact that the COVID-19 pandemic had on revenue retention of our top 200 customers in the first half of 2020, as many of our top 200 customers reduced their spending under existing contracts during such period given the cancellation or postponement of various sporting events. Following the resumption of live sporting events in the first half of 2021, we saw an increase in revenue generation levels among our top 200 customers, along with additional revenue as a result of many 2020 postponed events occurring in the first half of 2021. This resulted in a spike in the Dollar-Based Net Retention Rate during the six month period ended June 30, 2021.

A unique aspect of our model is the structurally high margins stemming, in part, from our ability to sell a product to various customers with different end uses which allows us to generate high levels of profitability at scale. Our cost base as well as our sports rights costs provide significant operating leverage as we scale. Our profit for the period as a percentage of revenue and Adjusted EBITDA margin was 3.7% and 19.0% in 2020, respectively, notwithstanding significant investments into the United States. Our profit for the period as a percentage of revenue and Adjusted EBITDA margin was 6.5% and 22.0%, respectively, in each case for the six month period ended June 30, 2021. The more mature part of our business, RoW Betting generated revenue of €235.0 million for the fiscal year ended December 31, 2020. RoW Betting generated revenue of €148.5 million in the six month period ended June 30, 2021. Furthermore, low capital expenditure, and minimal working capital requirements allow the company to be highly cash generative. Our net cash from operating activities was €151.3 million and €146.0 million in 2020 and 2019, respectively, and we have been Adjusted Free Cash Flow positive since 2013, including in 2020 and 2019 with €53.5 million and €55.3 million, respectively. We have maintained these profitability and cash flow levels all while investing significantly in new products and markets. The combination of significant growth and profitability at scale along with healthy and consistent cash generation makes our financial profile unique. Our net cash from operating activities was €67.5 million and €75.9 million in the six month periods ended June 30, 2021 and 2020, respectively, and Adjusted Free Cash Flow in the six month periods ended June 30, 2021 and 2020 was €4.1 million and €32.9 million, respectively.

Market Opportunity

Sports is the most important category in entertainment, captivating and connecting billions of people and touching many of the largest sectors in the global economy, from betting, online gaming and digital platforms to live events, retail, broadcasting, sponsorship and merchandising.

We are well-positioned at the intersection of the global sports betting and gaming industry and the global sports market. Global gaming represents a TAM opportunity of roughly $209 billion in 2021, growing to $272 billion in 2025 at a 7% CAGR, according to the H2 Report. The global sports market is estimated at $172 billion in 2021 and growing at 4% CAGR through 2025 to $203 billion, according to the BCG Reports. Within this market, media rights and gate revenues represent $102 billion in 2021 growing to $121 billion in 2025 at a 4% CAGR.

Sports Betting and Gaming

The total gaming market is estimated to be $209 billion in 2021. Of this, the global sports betting market, including the United States, is estimated to be $47 billion and to grow to $81 billion at Global Sports Betting Markets Maturity, according to the H2 Report and BCG Reports. A significant portion of growth in our addressable market is expected to be driven by the liberalization of betting in new countries, in particular the United States. Current estimates by the Gambling Compliance Tracker suggest that the U.S. sports betting market alone represents a $23 billion opportunity at maturity by 2031, making it the largest single country market globally, and its sports betting industry is forecast to grow at an accelerated pace of 26-32% between 2021 and 2025. The U.S. market is expected to develop at an accelerated pace to become a much larger market than Europe, which is estimated to be a $17 billion market in 2021. Over the next five years, 43 U.S. states and the District of Columbia are expected to have legalized sports betting and Sportradar has the first-mover advantage and is best positioned to capture the high growth in the market.

Digital sports betting through mobile and online channels will be another important driver of overall market growth. This is a $19 billion market that is expected to grow significantly at 15% CAGR between 2021 and 2025 according to the BCG Reports.

Sports Media and Events

Global Sports Media and Events is estimated to be a $176 billion market in 2021, of which $102 billion represents sports rights and gate revenue, according to the PwC Reports and Statista Data. This massive market is undergoing a transformation due to changing fan engagement patters, increasing demands for streaming and interactive solutions, increasing importance of niche sports and the proliferation of data in sports.

We believe there are opportunities beyond our current geographies and offerings that represent significant upside to our market opportunity:

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We expect that continued legalization of sports betting in major economies across the United States, Latin America and Asia will unlock significant latent opportunities for online sports betting operators and their downstream technology providers by extension.

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Virtual sports market, which emerged as a strong alternative to live sports for betting during COVID-19 times, is expected to sustain its popularity and grow at 14% CAGR from 2021 to 2025 to become a more than $2 billion market by 2025, according to the PwC Reports and Statista Data. This will enable further cross-selling of our products while filling in gaps in live sports schedule, increasing our monetization opportunities.

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The internet gaming (“iGaming”) market is a synergistic area for content and capabilities expansion that offers a significant cross-selling opportunity and allows us to control the entire end-customer journey. It is expected to be $28 billion market in 2021, and is expected to grow at 8% per annum until 2025, backed by liberalization in United States, according to the H2 Report.

We continue to invest in research and development and direct sales and marketing to support this expansion of our addressable market.

Our Growth Strategy

Our vision is to entertain sports fans and bettors globally through engagement across media, betting, gaming and beyond. We have continually broadened our product portfolio to better serve our customers and increase our touchpoints with end users across the sports betting value chain. The more knowledge of the end user that we are able to collect, the more valuable our insights and platform services become to sports leagues, sports betting companies and media companies. These network effects also enable us to enhance our product portfolio, serving as a key element of our growth strategy. Other elements of our growth strategy are:

Capture Growth in Global Markets. We intend to capture significant growth from new and existing markets around the world. Leveraging the breadth and depth of our technology, sports league and customer relationships and 105-strong global sales force, we have the infrastructure in place to take advantage of expected growth in various markets. The United States, in particular, is expected to drive growth in our business as states increasingly legalize and operationalize sports betting. Current estimates by the Gambling Compliance Tracker suggests that the U.S. sports betting market represents a $23 billion opportunity at maturity, which is bigger than our current TAM in Europe, and we believe we are well-positioned to capture a significant share of growth given our end-to-end product offering and key partnerships with top U.S. leagues, such as the NBA. Legalization since 2018 has already resulted in strong U.S. sports betting market growth — according to the Gambling Compliance Tracker, as of July 20, 2021, twenty-four (24) states (including the District of Columbia), have legalized sports betting and are operational and seven (7) additional states have passed enabling laws, but have not yet implemented regulations. Additionally, nineteen (19) states (including the District of Columbia) have legalized online/mobile sports betting. We have made significant investments in the U.S. market over the past three years by acquiring long-term rights, which we believe provide us a first-mover advantage. As the market continues to develop and grow, we expect to grow to become the dominant provider. We also have partnerships with key media companies in the United States, such as Fox Sports, providing broadcast solutions, data analytics and digital services. Similarly, we believe our competitive strengths and early investments position the company well to capture growth in new emerging markets in Latin America and Asia. We believe there continue to be growth opportunities in more mature regions such as Europe, by further developing smaller markets.

Expand Offerings in B2B Products and Services. We will continue to drive innovation and increased adoption of new and existing products in order to further grow our share of wallet with customers. We believe that our

MTS and Ad:s solutions provide customers with significant value and these products are currently underpenetrated in our existing betting customer base. As we enter new markets around the world, and specifically in the United States, we expect uptake of these innovative solutions to be higher, as betting companies in the U.S. market will primarily be focused on gaining market share and customers. Our global scale allows us to leverage innovative technology and new solutions in multiple markets. We are also focused on expanding our technology solutions for sports leagues. For example, our Radar360 data research platform is used by leagues and is increasingly being utilized by broadcasters to provide pundits with reliable, accurate data. Logs show that our Analytics Engine over the last 6 months did over 21 million queries. Providing more innovative solutions will further strengthen our relationships with leagues, enabling us to cost-effectively secure access to official rights and position ourselves favorably for the expected opening of new segments, such as college sports in the United States.

We will continue to selectively pursue acquisitions of products, teams, and technologies that complement and expand the functionality of our platform and product offering, enhancing our technology expertise. COVID-19 has created several situations for opportunistic consolidation that can help cement our market leadership in sports betting data and AV services.

Cover Entire End-User Journey to Better Serve our Customers. We see considerable value in combining our deep knowledge of sports data, built over the last 20 years, with the increasing amount of user data we collect across our products. In particular, we collect meaningful end-user data and feedback from our MTS, Ad:s, betting, AV and OTT products. These versatile touchpoints with end users allow us to better understand and analyze their behavior, preferences and the entire end-user journey. These insights will enable us to cross-reference end users from betting to entertainment and vice-versa, improve user experience on behalf of our customers and consequently build better products. We intend to provide sports betting operators with solutions that address every stage of the end-user journey—from acquisition to supporting platform services to retention. This will be critical for sports betting operators both in new markets, where they will be competing to acquire and retain new users, as well as in more mature markets, where the ability to differentiate is paramount to gaining share. We have effectively done this in 2018 with the launch of our Ad:s solution, and we believe we can build on that to develop retention products such as bonuses. We believe that we can accelerate this by integrating with regional betting platforms through investments and acquisitions to gain access to user traffic, following the successful blueprint of the Optima acquisition. We also believe there is meaningful opportunity to expand our offering with sports leagues and media companies. We plan to establish strategic partnerships with leagues and digital partners to build engaging OTT platforms to enhance the user experience. We believe our new products will provide additional layers of revenue streams for our customers and partners and will provide them actionable insights on sports fans globally.

Invest in Alternative Content Capabilities and Services. We continue to expand our content offering beyond live sports betting into e-Sports, virtual sports and gaming. Sports betting is currently constrained by the number of live matches occurring at any given time and we believe that our betting operator customers are looking for ways to provide their customers with more variety and flexibility in their content offering. Alternative content that is not dependent on live sports is becoming increasingly important and COVID-19 has accelerated the adoption of new categories of real and virtual sports. We are investing in building capabilities around this that will further differentiate Sportradar from its competitors and will allow for new avenues of growth. For example, we provide technology that allows for the creation of simulated, virtual matches. These matches are created using historical match data and can dramatically increase the number of sports events we can offer our clients, thus creating additional wagering opportunities for the end customers. In addition, with the multiple versatile touchpoints that we have with our end users via our platform, we have the opportunity to cross-reference sports betting customers to iGaming content and vice-versa and as a result, build a better overall user experience. iGaming represents a €32 billion market opportunity by 2025 with growth backed by liberalization of betting in the United States, according to the H2 Report. Many of the largest sports betting operators already generate more than 50% revenue from iGaming. Expansion into

iGaming would enable us to control the full customer journey across both betting and gaming. We can expand sports betting operator’s offerings to keep bettors engaged during breaks in sports events, ensuring retention and activity as well as acquiring new customers and diversifying customer base. This will increase our addressable market significant. We plan to enhance our capabilities in alternative content both organically and via acquisitions of companies which provide virtual games, e-Sports and iGaming content. This will allow us to sell new and relevant content to our customers and offer a full suite of entertainment products.

Grow Top of Funnel Capabilities and Offerings. We believe there is significant opportunity to provide advanced capabilities in the programmatic advertising market for sports betting operators. Bookmakers are expected to inject vast amounts of capital into this underpenetrated customer-acquisition channel as they seek more efficient methods of acquiring new customers. We believe that of the universe of sports fans, approximately 20% are bettors. We plan to increase engagement for all sports fans and better serve these by leveraging data and insights we have on end-user behavior and preferences, betting frequency and lifetime value to advance our programmatic advertising capabilities and making Ad:s one of the most sophisticated forms of digital marketing for sports with the ability to provide insights into and differentiate between customer behavior. We believe our advanced programmatic ad capabilities coupled with our strategy to access user traffic through acquisition of regional betting platforms and increase distribution through acquisition of affiliate publisher pages will serve as a strong tool to address the top of the funnel for our customers.

Our Products

Sportradar sells mission-critical data, content and software solutions to sports betting operators, media companies and sports leagues. We are experts in sports data and building technology-enabled solutions empowered by that data. We have evolved our product offerings from point solutions into fully-integrated software solutions that are essential to the core operations of our customers. We offer the most comprehensive solution in the marketplace.

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Pre-Match Odds Services: We offer an extensive pre-match odds service including fully automated provision of pre-match content and trading tools to manage content. We provide the tools to create and manage sportsbooks, from event creation, odds suggestions, marketing monitoring and alerting, odds management tools, to results confirmation.

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Live Data: We are the leading source for reliable and comprehensive real-time sports data with unrivaled depth of data to support more betting markets than any competitor. Our live data solution includes the fully automated provision of sport match data points such as goals, corner kicks, penalties, substitutions and points. Our live data is delivered in less than one second from the venue to our widget-based trading interface, which is fully customizable to optimize in-play trading.

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Live Odds: Sportradar is the most popular live odds service in the market, used by over 200 bookmaker customers worldwide. We offer fully automated provision of in-play content and related trading tools, enabling operators to offer live betting opportunities during matches. Our live odds service includes odds, odds management tools, score information and results confirmation. Our team of in-house experts administers full matches 24/7 in real-time, using our leading edge mathematical live odds models, ensuring we can provide profit-maximizing live odds. We invest heavily in maintaining our marking-leading and sophisticated odds model and simulations, backed by our proprietary statistical and AI processing.

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Managed Trading Services: Our MTS offering is a sophisticated, turn-key trading, risk, live odds, and liability management solution. MTS is flexible and modular, enabling customers of all sizes and maturities to configure service components according to their need. We also offer bespoke odds management capabilities and trading strategies, which enable odds differentiation between operators. Our rich set of tools allows our customers to manage their odds-related liabilities according to rules and thresholds that they control, underpinned by our machine learning models.

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Managed Platform Services: Sportradar, through its acquisition of Optima, offers a complete turnkey betting solution. The multi-channel solution includes player management with a full 360-degree view of the user’s activity across all channels with real-time data from one central system. It further includes payment processing, accounting, transaction management, business intelligence and reporting systems and a communications gateway service. The platform is set up to operate in all major jurisdictions, with provisions for newly emerging regulated markets updated regularly.

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Virtual Games: We build realistic motion capture simulations to help bookmakers keep fans engaged during off-seasons. We currently offer virtual soccer, horse and dog racing, basketball, tennis and baseball. We are the official partner of the MLB for virtual baseball. Our proprietary gaming platform comes with e-wallet integration for zero client-side development effort when integrating additional virtual sports.

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Simulated Reality: Our Simulated Reality product is an AI-driven product which combines the power of our sports data, predictive analytics and visualization technology. Through Sportradar, our betting operator customers can offer bettors the opportunity to bet on their favorite team using simulated model-based outcomes derived from actual statistics before the games actually happen in person or for hypothetical match-ups. Games can be played out second by second in real-time and bettors are able to see virtual highlights. Our Simulated Reality product was created during the height of the COVID-19 pandemic as an alternative form of content when sports were shut down globally.

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Betting Entertainment Tools: Betting Entertainment Tools are on-screen visualization tools designed to further increase user engagement. For example, Statistics Center provides market-leading statistical information, built to support skilled decision making in sports betting. Another widely used tool is Live Match Tracker, which provides visualization of all match actions in real-time. Graphically-enhanced ball spotting and on pitch animations give bettors a feeling of actually being at the venue.

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Integrity Services: Our Monitoring, Prevention, and Intelligence Solutions support in the fight against betting-related match-fixing and doping, while at the same time protecting Sportradar’s core business. Through our proprietary FDS, and other advanced monitoring and detection services, we monitor the entire global betting market and detect betting-related fraud in sport. FDS’s sophisticated algorithms and constantly maintained database of odds are leveraged for the purpose of detecting match-fixing. By tracking odds changes and liquidity across such a wide range of markets, the FDS is in an unrivalled position to detect irregular betting patterns in real-time, both pre-match and live. In 2020, we monitored over 600,000 matches across more than 1,000 leagues and tournaments. In the history of FDS, we have detected and reported over 5,300 sports integrity related issues to our league partners.

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Other Gaming: Sportradar’s Numbers Betting is the world’s leading and most comprehensive lotteries betting solution on the market. Available for online and retail betting operators and platform providers, it offers bettors 24/7 fixed-odds betting on numerous markets and outcomes selections, with upwards of 44,000 real state lottery draws per month from 170 active lotteries in 33 countries.

In e-Sports, Sportradar offers live data, odds, MTS and AV. Sportradar’s sharp odds are compiled by specialized e-Sports algorithms and traders.

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Audio-Visual Content: We combine audiovisual content, which is to a great extent non-televised, and comprehensive content from our highly attractive media rights portfolio. Our diversified portfolio of 200,000 live events per year includes DFL, the Australian Open, TA and ITF Tennis Tournaments, NBA, MLB and other events from 19 different sports. We also provide AV content for e-Sports. Our sports coverage is live 24/7 and our fully hosted player solution comes with low deployment and set-up costs, as well as quick-to-market integration.

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Global API: State-of-the-art, flexible API for access to sports data feeds. We provide customers with a modern infrastructure with no legacy issues. Developers can choose the format (.xml or .json). Over 50 APIs for more than 30 sports are available in more than 40 languages. The fast, reliable and accurate sports data streams are delivered in a consistent look and feel and comprehensive documentation for each sport is available.

•	Broadcast Services: Our broadcast platform includes game notes, graphics library, on-call research desk and custom broadcast solutions.

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Digital Services: We offer easy-to-integrate widgets and fully-hosted sports page solutions. Sportradar’s embeddable widgets come with data and content required to run a modern media platform, including scores, standings, play-by-play, statistics, game centers, leaderboards, recaps and more.

•	Analytics and Research Platform: Our Radar360 features an extensive database of sports statistics combined with powerful search and filter capabilities for uncovering compelling stats and storylines.

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Ad:s Marketing Services: Our Ad:s offering provides data-driven marketing services for betting operators. We offer a range of capabilities built to meet the needs of bookmakers and improve marketing return-on-investments. Our Marketing Cloud is a customizable dashboard that enables targeted advertising through direct media buying from our exclusive inventory pool. We also have a large scale data management platform, dynamic and contextual conversion products, and programmatic advertisement technology capabilities.

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OTT Streaming Solutions: We provide betting operators and media companies OTT and streaming solutions including a video management platform and sports data extensions including automated content and visualizations, recommendations and personalization. Our OTT streaming solutions provide scalable infrastructure based on an extensive and longstanding experience in the industry. Every year, we stream over 200,000 live sports events globally, delivering more than 150,000,000 video sessions a month.

Our Technology

The majority of our technology development is handled in-house by our over 740 software engineers. We build and operate our technology to have high availability, horizontal scalability, low-latency and continuous security monitoring. Our technology enables us to move quickly with minimal risk of system interruption.

Sportradar’s cutting-edge data AI, machine learning, and visualization capabilities put us at the forefront of technological innovation in the sector. Our R&D efforts have enabled new use cases for our customers across our product offerings. Select examples include:

•	Simulated reality games, developed and rolled-out to clients in eleven days following the shut-down of live sports during the COVID-19 pandemic;

•	Automated, AI-based content engine for personalization;

•	Neural networking for real-time outcome probabilities, such as shot probabilities;

•	Guaranteed return pricing models and advanced customer risk profiling; and

•	Machine learning based detection of suspicious betting activity and fraud.

With a solid technical foundation established over the last 20 years, we are focused on continuously improving our technology. We believe that by leveraging our data across new and automated processes, we can further increase our operational scale while decreasing the cost per unit. For example, we deploy algorithmic vulnerability detection using AI betting-bots to identify potential vulnerabilities in our own mathematical odds models. The AI algorithm was taught how to spot vulnerabilities by using 18 to 24 months (depending on sport) of historical data, which includes approximately 150,000 to 200,000 odds changes, and is validated on the succeeding 6 months which includes approximately 30,000 to 50,000 odds changes.

We deploy a distributed organizational model in which a majority of engineering decisions occur in “tribes,” as opposed to in our central engineering office. Tribes are dedicated groups of individuals with specific domain knowledge and a single unifying concept. An example is a tribe for live odds models, whose goal is to create the best predictive models for in-game outcomes. Our tribes include a profit-and-loss owner, supported by a product owner and a technical owner. This marriage of engineering and product talent in a single, autonomous team enables rapid decision-making by those with the most domain expertise. On top of our distributed tribe structure, we have added a matrixed global practices organization to ensure consistency of approach and fully integrated systems.

Technology Architecture

Engineering within Sportradar is driven according to a set of core architectural principles:

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Scalable Cloud-Based Infrastructure. All new systems are designed to support horizontal scaling without necessitating higher-spec server hardware deployment. By designing native cloud applications, we can elastically scale the amount of hardware required in minutes compared to the month required to manually rack and stack new servers in data-centers. Furthermore, as demands fall due to a season ending, we relinquish the spare server capacity that avoids the typical over-provisioning associated with peak-demand.

We design our core platforms to handle five times the initial workloads through elastic scaling. We have a cloud first strategy and develop all new products in the public cloud following an API and service strategy. Our technology enables us to move quickly on behalf of our clients but with the resiliency and fault tolerance expected by enterprise-scale customers.

•	Optimized for rapid data ingest and low-latency. Speed in acquiring and distributing data is key to driving revenue and lowering costs.

We acquire data to power our AI models, feed our betting products and provide insights into matches. The latency between a single data element being published and it being available to our internal systems and customers alike is a key metric. With recent advances in data acquisition we are now able to acquire data from third parties and make it available to both internal and external consumers at sub-second speeds.

Similarly, fast data distribution is critically important for our clients. A few milliseconds of delay can mean the difference between a profitable and unprofitable position for our betting customers. Larger data latency can cause losses due to odds arbitrage and “sure betting,” when a spectator at an event is able to make a bet online before the outcome is known to the bookmaker. As a result of our investments in data distribution infrastructure and cloud technologies over the past two years, we are able to distribute live data from stadium to users’ screens in less than 200 ms.

As shown below, our distributed live data network across 10 availability zones optimizes latency across regions as compared to legacy on-premise technology.

Indicator/Infra	Latency Delta
Regions	On premise: 1 (Zurich) versus Distributed: 3 (North Virginia, Frankfurt, Singapore)
Availability Zones	On premise: 2 Versus Distributed: 10
Avg. Latency to Europe	-58%
Avg. Latency to Asia	-62%
Avg. Latency to United States	-43%

Benchmark Tests 2021—To show old (On-premise) versus new (Distributed Live) data latency to various geographies. Figures show delay in ms from Sportradar processing an event, at the Sportradar location nearest to the client, and a client receiving that data event.

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Build for High System Resilience and Availability. Our systems have been built for top security, data integrity and loss prevention. They are highly available and resilient to guarantee that our solutions are available when our customers need them.

We run a hybrid architecture including physical and multiple public cloud infrastructures. We have three high-end physical data centers. Our cloud applications typically run across three zones, while our live data service, which acts as a backbone to many higher value-chain products, runs in ten zones across geographic regions. Our flexible architecture enables data transmission via the closest physically located distribution node. If one node goes down, then the network automatically reconfigures and redirects data traffic to the next closest working node. We believe this type of sophisticated ring topology is unique in the market.

“Ring of steel” connecting the regions together with a low-latency private network

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Observability ensures we are delivering. In addition to constant internal monitoring of our applications to evaluate their performance and reliability, we also utilize synthetic transaction monitoring. This allows us to monitor the service as if we were an end user of our products. Our synthetic service end-points are global and capable of detecting “last-mile” ISP-related issues. Through this mechanism we are able to prove the quality of service our customers receive without paying 1st line support engineers to have “eyes-on-glass” 24/7.

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Embed security at every level. Our systems are built to be secure on the basis of a Defense In Depth approach to software development. We work to ensure that our developers are aware of best practices, new risks and other security patterns that aid them in building market leading security into our products. We complement that with extensive use of market leading tools and services to quantify and validate our security postures; validating code at every step of the way from development all the way through to running in production. Where potential issues are identified within our systems we assess and prioritize their impact, and our processes state that anything deemed to carry a significant risk to the business is prioritized above on-going product enhancements.

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Rapid Updates and Agile Development. Engineers within our core teams are empowered to make the decisions required to build world class products, and work within a “build, release, operate” mentality. This encourages ownership that goes beyond just delivering code and ensures that they feel a sense of ownership and prioritize the technical aspects of reliability and scalability alongside delivering on new product features. Through our advanced development environment, we are able to quickly distribute product improvements using modern CI/CD techniques, ensuring that every release is built against stringent quality gates but can still be delivered in the shortest timeframe possible.

Leveraging Our Unique Data Assets

Each element of data we process is stored within our data lake where it can be easily retrieved. Over the years Sportradar has moved beyond just the basic sports statistics, for example, scores, goals and line-ups, to also capture and store a diverse range of other datasets. For example, we collect the locations of players on a playing field, detailed player statistics, and a vast library of video footage for past sporting events. The depth and breadth of this data that make us uniquely placed in the market to deliver innovative products. As of February 2021, our data lake contained 20 billion data files ingested from various systems and 190 billion rows of structured, queryable data extracted from these data files.

We employ a 35 member team of experts dedicated to AI and machine learning based innovation. They are supported by a team of eight quantitative analysts who focus on developing mathematical statistical models. Our machine learning software platform currently powers over 30 odds models and nine machine learning models for structured data.

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Automated data processing and enrichment Research and Development. We use machine learning and AI, trained on historical data, to enrich our datasets, reduce costs via automation, and enable new use cases.

For example, we have computer visions algorithms for soccer that predict the likelihood of goal in the next few seconds. In audio, we are deploying neural network technology that operates on hand-held devices and is utilized by our data journalists to record what is happening in a match. We are also experimenting in utilizing audio recognition technology to enhance visual detection of events, such as audio signature matching of tennis ball or racket impacts correlating to a serve.

Our objective is to fully automate data collection and production of live events using computer vision plus visual and audio understanding techniques. In achieving this objective, we shall at the same time:

•	Lower data acquisition costs based upon a reduction of labor.

•	Create new industry-leading betting markets—such as “in point” betting for tennis.

•	Increase our ability to scale sports event coverage.

Tennis Automated Data Acquisition Processing

Computer Visions Pipeline – for real-time video interpretation

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Virtual Games and Simulated Reality. We have developed one of the most realistic virtual sports product designed to simulate actual matches and races. Our simulations and visualizations were developed on the back of Sportradar’s data expertise and utilize advanced 3D graphics technology. Our proprietary gaming platform comes with simple e-wallet integration for zero development effort client-side when integrating additional virtual sports. These products are optimized for multiple channels, including online and mobile, and we provide flexible customization and integration options.

During the COVID-19 pandemic, we were able to quickly pivot our development teams onto a new Simulated Reality proposition that combines the best of our data insights with our market leading visualizations. Simulated Reality allowed us to extrapolate the likely outcomes for any remaining matches in key tournaments, based on team statistics. For example, we predicted the outcome of the remaining 92 games of the English Premier League, as published below, having first simulated each of the remaining 92 games weeks before they occurred:

Our Predictions versus Actual Outcomes

SRT is more than just a great prediction tool; however, it also allows fans to bet on their favorite teams, game by game, following all the popular leagues and tournaments. The simulated games model outcomes based on actual statistics. The games can then be played out second by second in real-time and bettors are able to see virtual highlights as they “happen.”

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Automated Market Making. By combining real-time data we have on bets made through our trading systems, historical data, and live event feeds, we are uniquely positioned to generate machine learning models with commercially advantageous betting market prices.

Our Customers

We have a large, blue-chip customer base, which consists of 1,612 customers as of December 31, 2020 and partners across more than 120 countries globally, including more than 900 sports betting operator customers and over 350 media and digital platforms. Our customers include many of the largest U.S. and global sports betting operators such as Bet365, Caesars, DraftKings, Entain, FanDuel, Flutter and William Hill; leading internet and digital companies such as Apple, Facebook, Google, Twitter and Yahoo Sports; broadcasters and other media companies such as CBS Sports, ESPN, Fox Sports and NBC Sports; and league partners such as the NBA and ITF. We have also built a global, market-leading portfolio of over 150 league, clubs and federations relationships across 29 sports.

Our customer base is diversified with our top 20 customers contributing only 33.1% of total revenue for the year-ended December 31, 2020. We serve a wide range of companies, from large, multi-nationals to small start-ups. Our top 200 customers contributed approximately 80% of our total revenue for the year ended December 31, 2020, and represent the core of our business. We have developed longstanding relationships with these customers across our segments, with an average relationship length of 8.3 years. Our products are business critical for our customers and historically churn for our top 200 customers has been limited, encompassing 0.65% and 0.64% for the years ended December 31, 2020 and 2019, respectively, and 1.28% and 7.8% for the six months ended June 30, 2021 and 2020, respectively, and primarily driven by market consolidation and bankruptcy of our smaller customers. On the contrary, we have a strong track record of growing spend per customer.

We consider ourselves to be a true partner to our customers and have a track record of innovating bespoke solutions to best serve their needs. Most recently we have supported our customers through a period of no live sports due to COVID-19 lockdown measures by offering alternative content. We showcased our innovative culture and superior technology platform by using AI and historical data to simulate virtual matches and generate betting activity, helping to serve our customers through the most challenging of times.

We believe that the following case studies illustrate how organizations of all sizes benefit from our innovative bespoke solutions:

Entain

Supporting growth at one of the largest betting and gaming groups in the world

Sportradar has supplied betting products and services to Entain since 2008, helping support the group’s growth. Today, Entain is one of the world’s largest sports betting and gaming entertainment groups with revenues in excess of £3.6 billion in 2020.

Situation:

Entain identified a need for a long-term partner to deliver innovative experiences, data infrastructure and content to support its sports betting products.

Solution:

Starting with the provision of data to Entain in 2008, Sportradar has grown the services it provides to include audio-visual content, betting entertainment tools, and digital sports, as well as broadening the sports data content it receives.

Sportradar’s live betting products have contributed to an expansion of Entain’s offering including in-play betting. Today, Entain continues to be a significant consumer of Sportradar’s audio-visual betting content including the MLB, NBA and the German Bundesliga.

Results:

Sportradar grew its customer relationship with Entain from originally supplying just data, to providing live data as well as audio-visual and other products.

Sportradar is a trusted long term content partner for Entain.

Betting Operators Across the Globe

Supporting the global sports betting industry during COVID-19, when sports shut down globally

Situation:

The global shutdown of sports during COVID-19 heavily impacted the sports betting industry, which generates revenue based on the number of sports matches played. During this time, betting operators needed alternative content to keep their customers engaged and their businesses running.

Solution:

Sportradar protected its customers throughout the crisis, adapting contracts and payment terms to support customer liquidity and cash flow, while also filling the content gap caused by COVID-19. Sportradar extended its portfolio of sports data and odds products to new COVID-19 resilient sports such as table tennis, badminton and esports. Additionally, Sportradar created a new AI-enabled product called Simulated Reality which leveraged the Company’s historic data lake. Sportradar rolled-out its Simulated Reality offering, from concept to cash, in just 11 days. Simulated Reality serves as a replacement to live games for betting operators and includes major leagues in soccer, tennis and cricket. Simulated Reality uses real player data to create virtual versions of matches and allows people to bet on the virtual games as though it were a live sporting event. Between April 1, 2020 and May 15, 2020, at the height of the global shutdown of sports, 27.8% of all soccer bets placed through Sportradar’s managed trading solution were on Simulated Reality matches, demonstrating that, while global betting revenues were down, Simulated Reality could be an alternative revenue opportunity for betting operators.

While these betting solutions were developed to address the content shortage during COVID-19, they have proven to be effective long-term revenue opportunities, even after the return of live sports, as between the start of the new season in August 2020 and February 2021, soccer bettors who bet on Simulated Reality placed 7x more bets and spent 4x more on soccer than bettors that did not.

Results:

Despite the cancellation of the majority of global sports, Sportradar provided 10% more individual sports content in April 2020, at the peak of the crisis, than it did in April 2019. New resilient content made up 88% of all content provided to customers in April 2020.

Sportradar increased live odds coverage by 100%+ in 2020 versus 2019.

Major League Baseball

Unlocking new revenue streams for one of the world’s premier sports leagues

Sportradar has partnered with Major League Baseball since 2014. Today, it provides MLB with industry-leading global media data distribution, a gateway into the sports betting ecosystem, integrity services, team and league services and innovative multi-product development solutions.

Situation:

MLB needed a development partner to monetize incremental revenue opportunities from sports data and betting – in particular outside of the U.S.

Solution:

MLB initially worked with Sportradar as an audio-visual partner to increase reach and help leverage broader international opportunities for its content. By partnering with Sportradar, MLB is able to broadcast AV content to over 50 countries around the world.

Sportradar also developed a leading AI based analytics tool Radar360, which is used by coaches, teams, media and broadcasters to elevate data analysis and data storytelling capabilities. Today this tool is broadly used by broadcasters to provide in-game and on-screen statistics, along with providing facts which are spoken about by the commentators during games to improve the overall content experience for MLB fans who are watching the games.

In 2019, this mutually beneficial partnership finally led to MLB appointing Sportradar as its Global Data Partner, with exclusive international distribution rights for betting data and AV content outside of the U.S. and exclusive rights for media data distribution both globally and domestically, within the U.S. Sportradar also serves as an official supplier of MLB data to betting operators within the U.S., on a non-exclusive basis.

As the prevalence of sports betting has continued to increase, both domestically and internationally, it was essential that MLB had an industry leading integrity solution to ensure confidence in the outcome of games and the ability to bet fairly. This led to a further collaboration with Sportradar via its integrity services unit, implementing the FDS technology to ensure any irregularities in either games or betting patterns were immediately identified. Additionally, Sportradar provides integrity education services to thousands of MLB stakeholders, including players.

In 2020 and as a consequence of the COVID-19 pandemic, Sportradar and MLB collaborated on an industry first, which was a virtual baseball in-play betting game, powered by official player data. This was the first Sportradar virtual gaming solution developed in association with a major U.S. sports league.

Results:

As of June 30th, 2021 Sportradar now provides MLB content and services to 771 customers.

Sportradar had a product growth multiple of 4.8x between 2014 and 2020 for MLB integration within betting and media products.

Sportradar achieved 62% MLB media revenue CAGR from 2015 to 2019.

FOX Sports

Transforming the broadcast experience for the biggest events in sports

Sportradar has been an important partner to FOX Sports since 2018, providing broadcast and fan engagement solutions.

Situation:

FOX Sports is a cornerstone in the U.S. sports media landscape. As a home of the Super Bowl and the exclusive television home of the World Series, FOX Sports has consistently sought to raise the bar for the industry and stay on the cutting edge. In 2018, the “analytics era” began to change the sports world and PASPA was deemed unconstitutional, paving the way for U.S. sports betting. In order to leverage this opportunity, FOX Sports needed a partner to modernize its use of sports data and create experiences that engage today’s sports fan across its linear broadcasts and digital platforms.

Solution:

In July 2018, FOX Sports partnered with Sportradar to build a new data solution for broadcast from the ground-up that maximizes the value of sports data across FOX Sports’ platforms. Sportradar’s innovative Radar360 and SR On-Air technologies, datasets including betting, player tracking, probabilities, and rich historical data combined with deep industry knowledge created an impressive and effective solution.

Since the initial launch of the partnership in 2018, Sportradar has become an important part of the FOX Sports ecosystem, supporting FOX Sports broadcasts of two World Series, two MLB All-Star Games, Super Bowl LIV, and 900+ regular season NFL, MLB, NCAA football and NCAA basketball games and studio shows per year.

Through Sportradar’s broadcast and digital technologies, FOX Sports has been able to create deeper storytelling and modernize its workflows as it takes the next step in its evolution as a leader in sports media. In September 2018, FOX Sports was the first major U.S. cable network to launch a daily sports betting show using Sportradar products, Lock it In (now FOX Bet Live), setting the stage for its partnership with The Stars Group in 2019. In July 2020, FOX Sports launched its completely redesigned digital platforms, weaving Sportradar data, such as scores, stats, betting and statistical insights through new features including Stories, FOX Facts and Live Event Pages.

Results:

FOX Sports recently extended its relationship with Sportradar into 2023.

Our products have helped FOX Sports transform its broadcast and digital technologies, driving higher engagement and interactivity across 900+ sporting events and studio shows per year.

Our Go-to-Market Strategy

We have a dedicated, global sales team of approximately 100 people responsible for managing existing customer relationships, winning new customers and executing on upselling and cross-selling opportunities.

The global sales team is organized by region and responsibilities are allocated by end-customer type, size and spending power. Larger accounts are managed by a dedicated account director supported by our sales assistants, product sales and analytics teams. Our sales approach to smaller customers facilitates their overall growth potential and chances of success. The vast scale of our global sales organization enables us to continuously monitor our customers’ turnover, gross gaming revenue, size of offering and booking behavior, amongst other factors, and to actively cover over 900 sports betting operator customers. In addition, we also have a dedicated sales team in the United States, which has signed nearly all of the U.S. betting operators currently in operation, both multi-state and single state, and is now expanding within media services. We also maintain strong relationships with league commissioners and are building out a team of relationship managers dedicated to each sports league.

Our sales representatives and account managers are dedicated, motivated individuals with an average tenure of 4.6 years and we have a revenue-focused growth target incentive structure in place. These sales representatives have strong relationships with our customers and maintain regular dialogue so that they can provide our customers with the products and services they need, when they need them. This continuous interaction with our customers facilitates a fluid upselling strategy. We are able to pinpoint when our customers have outgrown their current product package and when we can upsell a larger one. We also know when our customers are starting a new brand, shifting focus to or entering into another region, and we will work with them to offer bespoke product and content packages. In order to enhance our product suite, we ensure our sales team has multiple, direct contact points with product owners including one-on-one sessions with each product vertical, acting as the major feedback loop and a channel for our sales and product teams to work together and to ensure our customer needs are always met. Once a product is launched, our large and well-diversified sales team also serves as a built-in distribution channel. Leveraging our constant touchpoints with clients, we are able to demonstrate and sell our new product offering to clients more quickly and effectively compared to our competitors.

Our Values

Our values guide the way we work with our partners, within our communities and with each other.

Loving Sport. We live and breathe sport: from basketball to cricket, and we are changing the way the world experiences sport. As fans ourselves, we are driven by our own desire for deeper insight and engagement. And we have championed the use of technology to protect its integrity. We take this sporting spirit into our work and don’t forget to play, socialize and compete together.

Defying Convention. Our goal is to keep surprising our clients with innovative and value-generating ways to bring sports fans closer to the contest. We look for people with the energy, flexibility and commitment to drive those changes and take on ambitious projects. Our dynamic growth has been built around people, teams and products that have challenged convention and we expect our teams to keep pushing these boundaries.

Delivering Promises. We won’t say it if we can’t deliver it! Our reputation is founded on the trust that we have earned by delivering to our partners around the world. Delivering promises is only possible with hands-on and result-orientated people that take responsibility. In return, we aim to be a reliable and trusted employer.

Collaborating Globally. We are truly international; from Manila to Montevideo and Minneapolis, we operate on every continent of the world with ambitions to match. We are on the ground and understand the nuances that distinguish fans country to country, city to city. We are diverse, bringing the best of our collective to the benefit of the local. We are always friendly and supportive—we are ONE global team.

Our Competition

We compete with a range of providers, each of whom may provide a component of our platform, but do not provide an integrated platform of software solutions that address the entire sports betting value chain. For certain services and solutions, our primary competition are other sports data and software solution companies and sports content providers, including Genius Sports, Stats Perform, IMGArena and BetConstruct.

We believe we compete favorably based on the following competitive factors:

•	size and depth of data and content portfolio;

•	expansive network of data journalists and specialized data operators;

•	breadth of software solutions;

•	strong relationships with sports league partners;

•	proprietary technology and odds models;

•	early investment into e-Sports, virtual sports and gaming; and

•	early investment to build our U.S. presence long before the PASPA court decision.

For information on risks relating to increased competition in our industry, see “Risk Factors—Risks Related to Our Business and Industry—Potential changes in competitive landscape, including new market entrants or disintermediation by participants in the industry, could harm our business.”

Intellectual Property

Patents, Trademarks and Other Intellectual Property

We rely on a combination of intellectual property rights, including patents, trademarks, trade secrets and other intellectual property rights to protect our proprietary software and technology and our brands. As of June 30, 2021, we own two pending patent applications in the United States and Europe and twelve registered or applied-for trademarks in the United States and several other countries. We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including entering into non-disclosure and confidentiality agreements with both our employees and third parties.

From time to time, legal action by us may be necessary to enforce or protect our patents and trademarks, trade secrets and other intellectual property rights, to determine the ownership, validity and scope of our intellectual property rights or the intellectual property rights of others or to defend against claims of infringement, misappropriation or other violation. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results and financial condition. See “Risk Factors—Risks Related to Our Business and Industry—Legal and Regulatory Risks.”

Sports League Partnerships

Under our strategic partnership agreements with the NBA (the “NBA Agreements”), we are granted (i) exclusive betting data rights on a global basis excluding the United States and China and non-exclusive betting data rights in the United States, (ii) exclusive media data rights on a global basis, including the United States, provided that NBA retains certain rights for its own purposes and league partners and (iii) audiovisual data rights for betting purposes on a global basis, excluding the United States, China and Canada. The NBA Agreements expire on (A) September 30, 2023 with respect to any rights and obligations relating to the NBA and the D League and (B) October 31, 2023 with respect to any rights and obligations relating to the WNBA. There are generally no specific renewal rights or options for either party. There are no unilateral termination rights without cause.

Under our strategic partnership with the MLB (the “MLB Agreements”), we are granted (i) exclusive betting data rights on a global basis excluding the United States and non-exclusive betting data rights in the United States, (ii) exclusive media data rights on a global basis, provided that MLB retains certain rights for its own purposes and league partners, and (iii) exclusive audiovisual data rights for betting purposes on a global basis, excluding the United States and certain other territorial and other restrictions, as applicable. The MLB Agreements expire on December 31, 2024 and there are generally no specific renewal rights or options for either party. There are no unilateral termination rights without cause.

Government Regulation

Our business is subject to a wide range of U.S. federal, state, and local laws and regulations, as well as laws and regulations outside the United States in the various jurisdictions in which we operate. Such laws and regulations include those regulating gaming, sports betting, iGaming, competition, consumer privacy, data protection, cybersecurity and information security. These descriptions are not exhaustive, and these laws, regulations and rules frequently change and are increasing in number.

Our failure, or certain of customers’ or our service providers’ failure, to comply with any of these laws, regulations, or rules or their interpretation could result in regulatory action, the imposition of civil and criminal penalties, including fines and restrictions on our ability to offer services or products, the suspension, revocation or non-renewal of, or placing of a restriction on, a license, registration, or other authorization required to provide our services or products, the limitation, suspension, or termination of services or products, changes to our business model, loss of consumer confidence, litigation, including private class action litigation, the seizure or forfeiture of our assets and/or reputational damage. Therefore, we are monitoring these areas closely to design compliant solutions for our customers and continue to adapt our business practices and strategies to help us comply with current and changing laws and regulations, legal standards and industry practices.

Regulation and Licensing

European laws and regulations

The last decade has seen the gaming industry (inclusive of sports wagering) in Europe evolve into a highly regulated sector. While the majority of European jurisdictions, including member states of the European Union, used to maintain gambling monopolies – in part based on century-old gambling legislation – there has been a major shift towards opening the market to private operators by introducing licensing opportunities and regulation encompassing iGaming and sports betting. Today, our customers, which include private B2C gambling and betting operators as well as state-owned monopoly operators, are subject to licensing in several European and EU jurisdictions.

Although the legislation and regulation on the provision of facilities for taking part in betting activities differ widely across jurisdictions in Europe, the protection of the betting customers (punters) from compulsive gambling behavior and overspending is one of the main legislative objectives of gambling and betting laws in most European jurisdictions. As a result of this overarching policy objective, European gambling and betting laws primarily address the supply of betting (and other gambling) products to end consumers. Our business is conducted solely on a business-to-business (B2B) basis, providing supply services to the betting industry, and does not include (betting) contracts with end-consumers. Most European betting laws do not cover the provision of such supply services to the betting industry on a B2B-basis and thus, in most European jurisdictions, our business is not subject to holding a license. Only a few European jurisdictions require B2B providers to hold a license. On this basis, we currently hold B2B supplier licenses in Belgium, Great Britain, Malta and Romania and are currently applying for a license in Gibraltar. In jurisdictions where the provision of B2B supply services to the betting industry is not subject to holding a license, we operate our business based on agreements in which our customers warrant and represent that their respective B2C gambling and betting offer is in line with the applicable local legislation and certain due diligence checks that we perform to review our customers’ licensing status.

Gambling and betting regulations in Europe are in continuous development and thus subject to change. This may result in certain additional European jurisdictions requiring suppliers of the gambling and betting industry to apply for and operate based on B2B supplier licenses. Our failure to obtain such licenses may result in us having to change, restrict, suspend or cease our supply services and may ultimately result in a loss of revenue, the imposition of sanctions and penalties, including contractual fines and/or reputational damage. In case of licensing requirements being introduced in jurisdictions where we have local presence or other assets and/or from where we provide services that become subject to licensing, failure to obtain a license may result in changes to our business model and/or to the locations from where we operate the related parts of our business and ultimately to a forced temporary or permanent closure of such local presence, loss of revenue and/or reputational damages. Ultimately, as a supplier to the gambling and betting industry, the legal and regulatory situation that our customers, i.e. the B2C gambling and betting operators, are facing impacts the results of our business. In case of the regulatory environment becoming unfavorable or unfeasible for our customers to continue offering sports betting in certain jurisdictions, this may result in closure of certain markets and thus in a loss of revenue due to a decreased demand for our products and services.

U.S. laws and regulations

The gaming industry (inclusive of our sports wagering and iGaming product offerings) in the United States is highly regulated, and we must maintain our licenses to continue our gaming-related operations. We are subject to extensive regulation under various federal, state, local and tribal laws, rules and regulations of the jurisdictions in which we operate, and such laws, rules and regulations affect our ability to operate in the sports wagering and iGaming industries. Such laws, rules and regulations could change or could be interpreted differently in the future, or new laws, rules and regulations could be enacted. Material changes, new laws, rules or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our operating results and business, including our ability to operate in a specific jurisdiction. These laws, rules and regulations generally concern the responsibility, financial stability and character of the owners, managers, directors and other persons with material financial interests or control over the gaming operations, along with the integrity, security and compliance of the sports wagering and iGaming product offering. Violations of laws, rules or regulations in one jurisdiction could result in disciplinary action in that and other jurisdictions. See “Regulation and Licensing.”

Privacy and information security regulations

As part of our business, we collect personal information including personally identifiable information or personal data, and other potentially sensitive and/or regulated data from our customers and employees and other parties, including bank account numbers, social security numbers, credit and debit card information, identification numbers and images of government identification cards. Laws and regulations in the United States and around the world restrict and regulate how personal information is collected, processed, stored, used and disclosed, including by setting set standards for its security, implementing notice requirements regarding privacy practices, and providing individuals with certain rights regarding the use, storage, disclosure and sale of their protected personal information. In the United Kingdom, as well as the European Union, we are subject to laws and regulations that are more restrictive in certain respects than those in the United States. For example, the GDPR implemented stringent operational requirements for the collection, use, retention, protection, disclosure, transfer and other processing of personal data. The European regime also includes directives which, among other things, require EU member states to regulate marketing by electronic means and the use of web cookies and other tracking technology. EU member states have transposed the requirements of these directives into their own national data privacy regimes, and therefore the laws may differ between jurisdictions. These are also under reform and might be replaced by a regulation that could provide consistent requirements across the European Union.

The GDPR introduced more stringent requirements (which will continue to be interpreted through guidance and decisions over the coming years) and requires organizations to erase an individual’s information upon request and limit the purposes for which personal data may be used. The GDPR also imposed mandatory data breach notification requirements and additional new obligations on service providers. A U.K.-only adaptation of the GDPR took effect on January 1, 2021 after the end of the United Kingdom’s transition period for its withdrawal from the European Union, which exposes us to two parallel regimes, each of which potentially authorizes similar fines for certain violations. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data. Additionally, the CJEU’s decision of July 16, 2020 in the “Schrems II” matter invalidated the EU-U.S. Privacy Shield and raised questions about whether one of its primary alternatives, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from the European Union to the United States or most other countries. At present, there are few, if any, viable alternatives to the EU-U.S. Privacy Shield and the Standard Contractual Clauses. This may impact our ability to transfer personal data from Europe to the United States and other jurisdictions.

In the United States, both the federal and various state governments have adopted or are considering laws, guidelines or rules for the collection, distribution, processing, transmission, storage and other use of personal information collected from or about customers or their devices. For example, California enacted the CCPA, which became effective January 1, 2020, and requires new disclosures to California consumers, imposes new rules for collecting or using information about minors, and affords consumers new abilities to opt out of certain disclosures of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The effects of the CCPA and its implementing regulations, particularly in light of uncertainties about the scope and applicability of exemptions that may apply to our business, are potentially significant and may require us to modify our data collection or processing practices and policies, particularly with respect to online advertising and data analytics, and to incur substantial costs and expenses in an effort to comply. Other states are considering the implementation of similar statutes. Moreover, a newly passed privacy law, the CPRA, which will become operational in 2023, significantly modifies and expands on the CCPA, creating new consumer rights and protections, including the right to correct inaccurate personal information, the right to opt out of the use of personal information in automated decision making, the right to opt out of “sharing” consumer’s personal information for cross-context behavioral advertising, and the right to restrict use of and disclosure of sensitive personal information, including geolocation data to third parties.

See “Risk Factors—Risks Related to Our Business and Industry—We are subject to evolving governmental regulations and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws across different markets where we conduct our business. Our actual or perceived failure to comply with such obligations could harm our business.”

Additional Regulatory Developments

Various legislatures and regulatory agencies continue to examine a wide variety of issues, including antitrust, competition, anti-money laundering, consumer protection, anti-corruption and anti-bribery, cybersecurity, and marketing and advertising that may impact our industry, business and operations.

Employees

We believe that our culture is a strength and a key differentiator for our business. We recognize that our people are fundamental to our continued success, as their skill and dedication enable us to fulfill our vision and purpose. We aim to create a safe, fair and dynamic working environment that is collaborative and outcome focused. We will continue to invest in the development and diversity of our employees and encourage the sharing of feedback and ideas, as we believe in the importance of listening to our employees, recognizing their achievements and appreciating the mixture of different backgrounds. We actively promote our culture, which focuses on global collaboration, innovation and sportsmanship. Supporting our employees as they strive to exemplify these values is one of the keys to our success, and we continue to prioritize the ongoing learning, training and development of our staff.

We strive to create an environment where our employees have the skills and confidence to make a positive contribution to the business and want to contribute their full potential. We want employees to be engaged and motivated and have opportunities for personal development and career progression. We recognize that rewarding employees fairly, equitably and competitively is crucial to attracting and maintaining a motivated workforce. We believe that we maintain a good relationship with our employees.

As of December 31, 2020 and 2019, we had 2,366 and 2,156 FTEs, respectively.

The table below sets out the number of FTEs by geography as of December 31, 2020:

Geography	As of December 31, 2020
Australia	9
Austria	322
Estonia	129
Germany	276
Gibraltar	26
Norway	170
Philippines	333
Poland	47
Russia	6
Serbia	13
Singapore	20
Slovenia	140
South Africa	7
Spain	155
Sweden	1
Switzerland	32
United Kingdom	192
United States	262
Uruguay	225

Total	2,366

The table below sets out the number of FTEs by category as of December 31, 2020:

Department	As of December 31, 2020
Engineering	715
Production	597
Sports AV	118
Sports Betting	407
Other(1)	528

Total	2,366

(1)	Other FTEs includes departments such as Finance, Human Resources, Sales, Sports Media and Sports Integrity.

Facilities

Our principal facility is our headquarters located in St. Gallen, Switzerland and consist of approximately 528 square meters (approximately 5,683 square feet) of leased office space. The lease for this facility is extended annually for 12-month terms.

We also lease offices in 18 additional countries, including Australia, Austria, Estonia, Germany, Gibraltar, Norway, the Philippines, Poland, Russia, Serbia, Singapore, Slovenia, South Africa, Spain, Sweden, United Kingdom, the United States and Uruguay. We intend to procure additional space as we continue to add employees, expand geographically and expand our work spaces. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Legal Proceedings

We are, from time to time, party to various claims and legal proceedings arising out of our ordinary course of business, but we do not believe that any of these existing claims or proceedings will have a material effect on our business, consolidated financial condition or results of operations.

REGULATION AND LICENSING

The gaming industry (inclusive of our sports wagering and iGaming product offerings) is highly regulated, and certain jurisdictions require us to maintain gaming licenses to provide our gaming-related product offerings. The term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, renewals, findings of suitability or qualification, and other regulatory approvals, temporary or permanent, necessary to be obtained in order for the recipient to lawfully conduct (or be associated with) gaming in a particular jurisdiction. In Europe, gaming legislation primarily addresses the supply of facilities to end consumers for taking part in gaming activities and most European gaming laws do not cover the provision of supply services to the gaming industry on a B2B-basis and thus, in most European jurisdictions, our business is not subject to holding a gaming license. Jurisdictions in the United States, however, generally require B2B suppliers providing certain products and services to regulated and licensed B2C gaming operators, such as, for example, casinos, and iGaming and sportsbook operators or platform providers (hereinafter collectively referred to as “gaming operators”), to hold gaming licenses. Only a few European jurisdictions require B2B suppliers to hold a gaming license. In jurisdictions where the provision of B2B supply services is not subject to holding a gaming license, we operate our business based on agreements in which our customers warrant and represent that their respective B2C gambling and betting offer is in line with the applicable local legislation and certain due diligence checks that we perform to review our customers’ licensing status.

Gaming is subject to extensive regulation under various federal, state, local and tribal laws, rules and regulations of the jurisdictions in which we and our customers operate, and such laws, rules and regulations affect our ability to operate in and provide supplies to the sports wagering and iGaming industries. Such laws, rules and regulations could change or could be interpreted differently in the future, or new laws, rules and regulations could be enacted. Material changes, new laws, rules or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our operating results and business, including our ability to operate in a specific jurisdiction. The laws, rules and regulations regarding the licensing and supervision of gaming entities generally concern the responsibility, financial stability and character of the owners, managers, directors and other persons with material financial interests or control over the gaming operations, along with the integrity, security and compliance of the sports wagering and iGaming product offering. Violations of laws, rules or regulations in one jurisdiction could result in disciplinary action in that and other jurisdictions.

Gaming and Supplier Regulation and Licensing Overview

The provision of our sports wagering and iGaming product offerings in jurisdictions with a legal and regulatory framework covering such activities is typically subject to extensive approval, regulation and monitoring by various federal, state, tribal and other responsible local authorities (collectively, “gaming authorities”). Applicable gaming laws generally require us to undergo an extensive due diligence investigation and demonstrate suitability to obtain a gaming license from the responsible gaming authority. This typically covers each of the Company’s subsidiaries engaged in the regulated activities, certain of the Company’s directors, officers, and employees, and in some cases, lenders and significant shareholders (typically, direct or indirect beneficial owners of more than 5% of a company’s outstanding equity, or lower in certain jurisdictions) as well as any changes to any of the aforementioned individuals or entities.

Generally, the regulatory environment in the jurisdictions in which we operate is established by legislation and is administered by a gaming authority. The following applies generally to the obtaining and maintaining of gaming licenses and thus directly applies to the Company only in jurisdictions where gaming authorities require licensing of B2B suppliers and/or for the provision of the products and services supplied by the Company.

Gaming authorities may, subject to certain administrative proceeding requirements: (i) adopt regulations under enabling gaming legislation, and interpret the enabling gaming legislation and regulations promulgated thereunder; (ii) investigate and enforce gaming laws and regulations; (iii) issue or deny an application for a gaming license; (iv) limit, condition, restrict, revoke or suspend any gaming license issued; (v) impose disciplinary sanctions, including fines and penalties, either on a mandatory basis or as a consensual settlement of regulatory action; (vi) demand that named individuals and entities be disassociated from a gaming business; and (vii) in serious cases, liaise with local prosecutors to pursue legal action, which may result in civil or criminal penalties. Adverse events, such as, for example, license denials or findings of unsuitability, or violations of gaming laws, rules and regulations, in one jurisdiction could adversely impact the Company’s licensure in another jurisdiction or result in disciplinary action in such jurisdiction. As a result, violations by us of applicable gaming laws, rules and regulations could have a material adverse effect on our financial condition, prospects and results of operations.

In jurisdictions in which we operate, gaming laws and regulations require, among other things: (i) the prevention of unsavory or unsuitable persons from having direct or indirect involvement with gaming at any time or in any capacity; (ii) the payment of gaming taxes, licensing fees and other regulatory fees (as applicable); (iii) the qualification, licensing or registration of certain employees, vendors and other persons with a financial interest in or control or influence over gaming operations, and notification, and in some cases prior approval, to gaming authorities of changes to such persons; (iv) compliance with ongoing regulatory requirements, such as the filing of periodic reports with gaming authorities and providing notice of certain events or transactions; and (v) the prior review and approval of transactions, such as acquisitions or change-of-control transactions of gaming industry participants, securities offerings or transfers, debt transactions, or equity restrictions or security interests, engaged in by such participants. In addition to the gaming license applicant or licensee itself, ongoing regulatory requirements and restrictions generally also extend to individuals and entities required to be licensed, or found suitable or qualified, in conjunction with the applicant or licensee.

A gaming license is generally a revocable privilege. Events that may trigger revocation of a gaming license or another form of sanction vary by jurisdiction. Typical events include, among others: (i) conviction, in any jurisdiction, of certain persons of an offense that is punishable by imprisonment or may otherwise cast doubt on such person’s integrity; (ii) breach of local gaming laws and/or failure to comply with any term or condition of a gaming license; (iii) declaration or otherwise engaging in certain bankruptcy, insolvency, winding up or discontinuance activities; (iv) obtaining a gaming license by a materially false or misleading representation or in some other improper way; (v) failure to pay all taxes or fees due in a timely manner; (vi) engaging in business relationships with individuals or entities deemed to be unsuitable for being involved in the organization of gaming activities or the provision of supplies to the gaming sector, including appointing any such persons as the Company’s directors, officers, and employees, and in some cases, lenders and significant shareholders; or (vii) determination by the gaming authority, in its sole discretion, that there is another material and sufficient reason to revoke or impose another form of sanction upon a licensee or applicant.

Gaming licenses or findings of suitability or qualification typically require a determination that an applicant satisfies specific criteria set forth in the applicable gaming laws and regulations. Such criteria varies across jurisdictions, but generally requires extensive and detailed application disclosures followed by a thorough background investigation. The applicant has the burden of demonstrating suitability or qualification for licensure, and the applicant ordinarily must pay all the costs of the investigation.

Gaming licenses and suitability findings require a determination that the applicant is qualified. Where not mandated by law, rule or regulation, gaming authorities typically have broad discretion in determining who must apply for a gaming license or finding of suitability or qualification and whether an applicant qualifies for licensing or should be deemed suitable to conduct operations within a given jurisdiction, and have broad authority to regulate applicants and licensees. When determining whether to issue a gaming license or a finding of suitability or qualification to an applicant, or its associated individuals and entities, gaming authorities generally consider: (i) the good character, honesty and integrity of the applicant; (ii) the financial stability, integrity and responsibility of the applicant; (iii) the applicant’s past history, including criminal and financial history, and character of associates of the applicant; and (iv) if applicable, the quality and security of the applicant’s product, hardware and related software, including the product’s ability to operate in compliance with local gaming laws and regulations.

Gaming authorities also have the right to investigate any individual or entity having a relationship or involvement with the Company to determine whether such individual or entity is suitable as a business associate of the Company. If any director, officer, employee, lender or significant shareholder of the Company fails to qualify for a gaming license or is found unsuitable (including due to the failure to submit required information or documentation) by a gaming authority, the Company may deem it necessary, or be required, to sever its relationship with such person, which may include terminating the employment of any such person or divesting any such person of any interest in the Company, as permitted under applicable law. The level of scrutiny applied by the individual gaming authorities differs by jurisdiction and gaming authorities in the United States generally apply a higher degree of scrutiny to gaming companies, in particular to B2B suppliers in the gaming industry, such as the Company, than European gaming authorities. The Company may also deem it necessary, or be required, to disassociate from suppliers, customers, or business partners found or deemed unsuitable by gaming authorities. In jurisdictions that require individuals to hold gaming licenses, changes with respect to the individuals who occupy such licensed positions must be reported to gaming authorities and in addition to the authority to deny an application for licensure, qualification, or a finding of suitability, gaming authorities also have authority to disapprove a change in a corporate position. If a person is unsuitable to be a shareholder or to have any other relationship with the Company, we, pursuant to applicable law or regulations or requirements of the gaming authority, may be subject to disciplinary action or our gaming licenses may be in peril if, after we receive notice that such person is unsuitable, we do one or more of the following: (i) allow such person to become a shareholder; (ii) pay that person any dividend or interest upon any securities; (iii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; (iv) pay remuneration in any form to that person for services rendered or otherwise; or (v) fail to pursue all lawful efforts to require such unsuitable person to relinquish his or her securities including, if necessary, the immediate purchase of the securities for cash at fair market value.

In certain jurisdictions, any of the Company’s shareholders, and in some cases holders of debt securities, may be required to file an application, be investigated, and be found qualified or suitable to be associated with the Company. Further, certain jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of our voting securities and, in some jurisdictions, non-voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability.

Notwithstanding the foregoing, many U.S. jurisdictions permit an “institutional investor” to apply for a waiver that allows the “institutional investor” to acquire, in many cases, up to 15% of the Company’s voting securities without applying for qualification or a finding of suitability. Some jurisdictions permit holders of debt securities to also seek an institutional investor waiver in accordance with applicable law. The gaming laws and regulations of a particular jurisdiction typically define who may be considered an “institutional investor,” and typically provide categories of persons who may be considered such an investor (e.g., a retirement fund administered by a public agency for the exclusive benefit of federal, state, or local public employees, an investment company registered under the Investment Company Act of 1940 (15 U.S.C. § 80a-1 et seq.), a licensed life insurance company or property and casualty insurance company, banking and other chartered or licensed lending institutions, and an investment advisor registered under The Investment Advisors Act of 1940 (15 U.S.C. § 80b-1 et seq.)).

A person satisfying the applicable “institutional investor” definition must also generally have acquired and hold the securities in the ordinary course of business as an institutional investor, and not for the purpose of controlling, directly or indirectly, the Company, including, for example, through the election of a majority of the members of the Company’s board of directors, any change in the Company’s corporate charter, bylaws, management, policies or operations, or those of any of the Company’s gaming affiliates, or the taking of any other action that gaming authorities find to be inconsistent with holding the Company’s voting securities for investment purposes only. An application for a waiver as an institutional investor generally requires the submission of detailed information about the company and its regulatory filings, the name of each person that beneficially owns more than 5% of the institutional investor’s securities or equivalent and a certification made under oath or penalty of perjury that the securities were acquired and are held for investment purposes only. Even if a waiver is granted, an institutional investor generally may not take any action inconsistent with its status when the waiver was granted without once again becoming subject to the foregoing reporting and application obligations. A change in the investment intent of an institutional investor must be reported to certain gaming authorities immediately.

Upon request, we may be required to disclose to gaming authorities the identities of the holders of our equity, debt and other securities. Gaming authorities may also require certificates for our stock to bear a legend indicating that the securities are subject to specific gaming laws or transfer restrictions. In certain jurisdictions, gaming authorities have the power to impose additional restrictions on the holders of our securities at any time.

In Europe and the United States, we are subject to various conditions and requirements under our gaming licenses. Conditions of such gaming licenses vary by license type and jurisdiction. Typical conditions generally include: (i) adherence to the various laws, regulations and codes of conduct to which the Company’s licensed entities are subject; (ii) maintenance of strong corporate governance standards; (iii) filing periodic reports with gaming authorities; and (iv) reporting material events affecting the Company’s business, including sanctions imposed by gaming authorities elsewhere. The requirement to file periodic reports, as well as the contents and frequency of such reports, varies by gaming license. Many jurisdictions place an obligation on licensees, applicants, and individuals and entities required to be licensed, or found suitable or qualified, to self-report any actions that might be a violation of applicable law, rules or regulations, and impact suitability for licensure as well as certain key events and material changes to the licensee and aforementioned individuals and entities.

Gaming licenses are generally not transferable, although some jurisdictions permit a transfer with the prior approval of the jurisdiction’s gaming authority. Gaming licenses in many of the jurisdictions in which the Company operates are granted for limited durations and require renewal from time to time. There can be no assurances, other than the Company’s best efforts, that a gaming license will be granted or renewed. Likewise, jurisdictions that today do not require suppliers to the gaming industry, like the Company, to hold gaming licenses, may, through the amendment of existing legislation or through the introduction of changes to their regulatory framework, require such licensing in the future and any failure to obtain such gaming licenses, as well as our failure to maintain any of our existing gaming licenses, may result in us having to change, restrict, suspend or cease our supply services in such jurisdictions.

Further, certain gaming authorities monitor the activities of their licensees and applicants in jurisdictions other than their own to ensure that their licensees and applicants are not conducting business elsewhere in a manner that might adversely affect their financial stability, integrity and capacity or inclination to comply with local laws.

There are various other factors associated with gaming-related operations that could burden the Company’s business, including compliance with multiple, and sometimes conflicting, regulatory requirements, jurisdictional limitations on contract enforcement, certain restrictions on gaming activities, potentially adverse tax risks and consequences, including the imposition of new or additional taxes, and changes in the political and economic stability, regulatory and taxation structures and the interpretation thereof in the jurisdictions in which the Company and its licensee subsidiaries operate or otherwise offer their products. Gaming legislation is generally very dynamic and thus subject to amendments and the introduction of new regulatory requirements and restrictions. Legislators and gaming authorities may expand current laws or regulations or enact new laws and regulations regarding these matters, which may lead to differing interpretations. Any or all of such factors could have a material adverse effect on our business, operating results and financial condition. Further, as a public company, we will be required to, among other things, maintain effective internal controls over our financial reporting and disclosure controls and procedures, maintain systems for accurate record keeping and maintain strict compliance with applicable laws and regulations.

While we believe that we are in compliance in all material respects with all applicable gaming laws, licenses and regulatory requirements, we cannot assure that our activities will not become the subject of any regulatory or law enforcement investigation, proceeding or other governmental action or that any such proceeding or action, as the case may be, would not have a material adverse impact on us or our business, financial condition or results of operations.

Regulatory Compliance of Our Customers

In jurisdictions where the provision of B2B supply services to the gaming and betting industry is not subject to us holding a gaming license, we operate our business based on agreements in which our customers warrant and represent that their respective B2C gaming and betting offer is in line with the applicable local legislation and certain due diligence checks that we perform to review our customers’ licensing status.

Also, as a supplier to the gaming and betting industry, the legal and regulatory situation that our customers, i.e. gaming operators of B2C gaming and betting offers, are facing impacts the results of our business. Besides our own compliance with gaming regulatory legislation and licensing requirements in those jurisdictions where the Company or any of its subsidiaries hold gaming licenses, there is a risk that the provision of products and services to customers who are not in compliance with gaming and betting legislation and/or other legal or regulatory requirements in certain jurisdictions, despite efforts to ensure that our products and services are made available only to customers who comply with all applicable legislation, including gaming and betting legislation, may lead to sanctions and penalties being issued against us based on aiding and abetting a non-compliant, unlicensed or otherwise illicit gaming or betting offer. This may also result in us being found unsuitable to maintain our existing gaming licenses or obtain gaming licenses in the future.

Several jurisdictions have regulated or are currently regulating or considering regulating the provision of B2C gaming and betting to end consumers. Our business, financial condition, results of operations and prospects are significantly dependent upon the regulation, licensing requirements and conditions that apply to and directly impact our customers. Certain jurisdictions may regulate the gaming and betting market in a manner that is unfavorable to or unfeasible for our customers as well as intensify restrictions on the advertising of sports betting and gaming products, each of which could decrease the demand for the products and services we offer.

United States Legalization of iGaming and Sports Wagering

Generally, intrastate iGaming is lawful in the United States provided the relevant gaming activity complies with federal law and the particular state has enacted legislation or otherwise properly authorized the activity. At the federal level, several laws provide federal law enforcement with the authority to enforce and prosecute gambling operations conducted in violation of underlying state gambling laws. These enforcement laws include the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGEA”), the Illegal Gambling Business Act and the Travel Act. No violation of the UIGEA, the Illegal Gambling Business Act or the Travel Act can be found absent a violation of an underlying state law or other federal law.

Further, the Federal Wire Act (“Wire Act”) makes it unlawful for an entity engaged in the business of betting and wagering to use electronic communications to make interstate bets or wagers, or transmit information that assists in making such bets or wagers, on any sporting event or contest, unless the information assisting in the bet or wager is transmitted to and from a jurisdiction in which such activity has been authorized. In 2018, the U.S. Department of Justice (“DOJ”) reversed its previously-issued opinion published in 2011, which stated that interstate transmissions of wire communications that do not relate to a “sporting event or contest” fall outside the purview of the Wire Act (the “2018 Opinion”). The DOJ’s 2018 Opinion concluded instead that the Wire Act was not uniformly limited to gaming relating to sporting events or contests and that certain of its provisions apply to non-sports-related wagering activity. In June 2019, a federal district court in New Hampshire ruled that the DOJ’s new interpretation of the Wire Act was erroneous and vacated the DOJ’s 2018 Opinion. The DOJ appealed the decision of the district court to the U.S. Court of Appeals for the First Circuit (“First Circuit”). In January 2021, the First Circuit affirmed the decision of the district court, in part, and held that “the Wire Act’s prohibitions are limited to bets or wagers on sporting events or contests.” While the DOJ did not appeal the First

Circuit’s decision future DOJ interpretations of the Wire Act or amendments or changes to the Wire Act, if any, may impact the Company’s ability to engage in iGaming related activities in the future or otherwise adversely affect the gaming industry and the Company’s operations. Further, the Wire Act continues to be applicable to sports wagering, and the Company must continue to ensure compliance with the Wire Act concerning its United States sports wagering operations.

On May 14, 2018, the United States Supreme Court (the “Supreme Court”) deemed the PASPA unconstitutional in the case Murphy v. National Collegiate Athletic Assn. PASPA prohibited a state from “authorizing by law” any form of sports wagering. In striking down PASPA, the Supreme Court opened the potential for state-by-state authorization of sports wagering. Several states, including Arkansas, Colorado, Illinois, Indiana, Iowa, Michigan, Mississippi, New Jersey, New York, Pennsylvania, Tennessee, Virginia and West Virginia, as well as the District of Columbia, among others, have laws authorizing and regulating some form of sports wagering, through internet (including mobile) and/or retail channels. It is anticipated that additional states will legalize and regulate sports wagering, as well as iGaming, in 2021. Sports wagering and iGaming in the United States is subject to additional laws, rules and regulations at the state level.

Regulation of the Company’s Business

The Company conducts its business on a B2B basis, providing supply services to the gaming and betting industry. While in the United States, suppliers to the gaming industry are generally required to hold a gaming license, most European gaming and betting laws do not cover the provision of such supply services to the betting industry on a B2B-basis and thus, in most European jurisdictions, our business is not subject to holding a gaming license. Only a few European jurisdictions require B2B suppliers to hold a gaming license. In these jurisdictions, providing supply services to the betting industry without holding the relevant gaming license is considered an illegal activity.

The Company, through certain of its subsidiaries, is licensed or approved to offer its gaming-related product offerings in various jurisdictions worldwide, including in Europe, North America and elsewhere.

In order to operate in certain jurisdictions that require B2B supplier licensing, we must obtain a gaming license from the relevant gaming authorities. Further, as our gaming-related product offerings are generally provided on a B2B basis, in certain jurisdictions, we may provide such gaming-related product offerings under a third-party gaming license through a third-party relationship on a B2B basis.

The specific gaming-related product offerings that we provide, and the customers to which we provide them to, vary by each individual jurisdiction that we operate in and frequently change, and both our specific offerings and customers in any particular individual jurisdiction dictate or influence whether we must obtain a gaming license and/or a higher level of gaming licensure. For more information concerning our products and customers, see “Business—Our Products” and “Business—Our Customers.”

In addition to the products or services that we provide, the applicable compensation model may also create the need to obtain a gaming license and/or a higher level of gaming licensure, such as, for example, compensation models based on a percentage of gaming revenue. Offering additional products or services pursuant to our existing gaming licenses may require additional technical or regulatory approvals, including related to the location of applicable hardware or software, and may trigger additional and more extensive licensing or regulatory requirements, including, but not limited to, the need to obtain a different gaming license, and costs. We seek to ensure that we obtain all necessary gaming licenses to develop and put forth our offerings in the jurisdictions in which we operate.

Generally, in every jurisdiction in which we have obtained or are pursuing a gaming license, the relevant gaming authority maintains authority for issuing or renewing such gaming licenses, and investigating applicants and licensees in conjunction with the issuance or renewal of the gaming license. Accordingly, we are currently under investigation by gaming authorities in jurisdictions in which our gaming license applications, including applications for temporary or permanent licenses and applications for renewals of a gaming license, are pending. Further, gaming authorities in every jurisdiction in which we have obtained or are pursuing a gaming license generally have the authority to deny, refuse to renew or extend, revoke, suspend, limit, condition, or otherwise restrict the gaming license, and the authority to impose fines, penalties, or other sanctions on licensees and applicants, in addition to application and licensing fees and investigative costs.

Licensees and applicants are generally obligated to continually meet all requirements of the applicable law, rules and regulations, and of their respective gaming license, including, but not limited to, licensing, qualification, reporting, and technical or operational requirements. Such laws, rules and regulations generally subject entities offering goods or services to licensees or license applicants, such as, for example, B2C gaming operators, to extensive licensing and regulatory requirements.

As we anticipate expanding into additional jurisdictions, such as, for example, Arizona, Connecticut, South Dakota, Washington and Wyoming, and offering additional products and services in jurisdictions in which we currently operate, we will continue to be subject to such licensing and regulatory requirements, as well as additional requirements, and will continue to be subject to investigation by gaming authorities in jurisdictions in which our gaming license applications are pending.

Finally, gaming authorities in every jurisdiction in which we have obtained or are pursuing a gaming license generally retain the authority to adopt, amend, or repeal regulations promulgated pursuant to applicable law and such laws may be amended. Such laws, rules and regulations could change or could be interpreted differently in the future, or new laws, rules and regulations could be enacted. In addition, gaming and betting legislation is in continuous development and thus subject to change. Any jurisdiction that today does not yet require the Company to hold gaming licenses, may change such approach in the future based on legislative amendments or the introduction of a new regulatory framework for the gaming and betting industry. Material changes, new laws, rules or regulations, new or amended licensing requirements and conditions or material differences in interpretations by courts or governmental authorities could adversely affect the gaming industry and our operating results and business, including our ability to operate in a specific jurisdiction.

Europe

Our business is subject to gaming and betting regulation in various European jurisdictions. Legislation on the provision of facilities for taking part in betting activities differs widely between European jurisdictions, including within the European Union. The protection of the betting customers (punters) from compulsive gaming behavior and overspending is one of the main legislative objectives of gaming and betting laws in most European jurisdictions. As a result of this overarching policy objective, European gaming and betting laws primarily address the supply of betting (and other gambling) products to end consumers. While the licensing requirement thus primarily lies on the B2C gaming operator who makes available the facilities for gaming and betting to end consumers, certain jurisdictions require these licensed B2C gaming operators to provide evidence and documentation that the supplied products and services they use in order to operate their licensed offer adhere to the technical standards and requirements stipulated by local legislation and the applicable regulations and standards issued by the competent gaming authorities. In these jurisdictions, the Company’s products and services will often have to undergo testing against the local regulatory specifications, technical standards and requirements, generally carried out by independent testing laboratories, also referred to as testing houses, which have to be approved by the respective local gaming authority and which, following successful testing, issue certifications to document compliance with the relevant regulatory requirements. Validity of certifications varies and the Company is subject to ongoing scrutiny by testing laboratories in order to ensure suitability of its products and services for use by its customers in certain jurisdictions.

Certain European jurisdictions require B2B suppliers to hold a gaming license. On this basis, we currently hold B2B supplier licenses in Belgium, Great Britain, Malta and Romania and are currently applying for licenses authorizations in Gibraltar. In jurisdictions where the provision of B2B supply services to the betting industry is not subject to holding a gaming license, we operate our business based on agreements in which our customers warrant and represent that their respective B2C gambling and betting offer is in line with the applicable local legislation and certain due diligence checks that we perform to review our customers’ licensing status.

Belgium

Belgian legislation requires suppliers to the gaming and betting industry to hold a category E license (“E-license”) issued and supervised by the Belgian Gaming Commission (Kansspel Commissie / Commission des jeux de Hasard).

According to Article 25 of the Belgian Gaming Act, the supplier license allows for the sale, hire, leasing, supply, granting disposition of, import, export, production and provision of maintenance, repair and equipment services in relation to gaming. Obtaining and maintaining the E-license is subject to adhering to the technical standards and regulations set out by the Belgian Gaming Commission. The Belgian E-license is held by Sportradar Virtual Gaming GmbH, a company registered and established in Germany.

Great Britain

The Gambling Commission of Great Britain (“Gambling Commission”) is often considered as having established the gold standard for gaming and betting regulation across Europe. The Gambling Act 2005 requires operators of facilities for gaming and betting as well as suppliers to the gaming and betting industry to obtain gaming licenses from the Gambling Commission.

Suppliers to the gaming and betting industry are required to hold a gambling software license for manufacturing, supplying, installing and adapting gambling software for electronic devices or websites, allowing licensees to undertake such activities to be done by remote means. Sportradar AG (trading as Betradar), a company registered and established in Switzerland, holds a Combined Remote Operating License issued by the Gaming Commission. Besides gambling software as a licensed activity, the license held by Sportradar AG also covers the provision of facilities for betting on virtual events, races or processes by means of remote communication, such as virtual soccer games or virtual horse races. In order to ensure fairness of gaming products towards end consumers, licensees are required to certify certain technical parts of the gaming product, such as the randomness (random-number-generator), security/vulnerability, change management and product software, by a testing house that has been approved by the Gambling Commission and which tests compliance against the Gambling Commission’s requirements and technical standards. Further, besides the Gambling Act 2005, licensees must adhere to, inter alia, the License conditions and code of practice (LCCP) and the Remote gambling and software technical standards issued by the Gambling Commission.

Romania

The Romanian gaming and betting market is supervised by the National Office for Gambling Supervision (Oficiului National pentru Jocuri de Noroc; “ONJN”). Romanian gaming legislation has a very broad applicability to various suppliers of the gaming and betting industry, including, inter alia, software suppliers, payment suppliers and manufacturers of gambling machines.

The Romanian Gambling Act and extended gaming legislation, in particular Emergency Ordinance no. 77/2009 on the organization and operation of gambling, approved by Law no. 246/2010 and Government Emergency Ordinance no. 20/2013, as amended and supplemented, require suppliers to the gaming and betting industry to hold Class 2 licenses, inter alia, for the production, distribution, repair and maintenance of gaming equipment, import, export or other activities involving gaming components or equipment, with the purpose of trade or use on Romanian territory. The Class 2 license held by Sportradar AG, a company registered and established in Switzerland, allows the licensed entity to provide B2B supply services to Romanian B2C gaming operators licensed by the ONJN. Sportradar AG’s Romanian Class 2 license covers the manufacture and distribution of specialized software related to gambling services subject to certification against the ONJN’s technical standards.

Malta

Malta is one of Europe’s iGaming hubs, licensing several international iGaming and betting companies subject to the regulatory framework stipulated by the Gaming Act 2018 and subject to licensing and supervision by the Malta Gaming Authority (“MGA”).

Following the departure of the United Kingdom from the European Union through Brexit and the end of the transitional period as per December 31, 2020, several B2C gaming operators that had been providing facilities for iGaming and betting through gaming licenses held in Great Britain or Gibraltar have relocated to Malta in order to continue enjoying the market freedoms guaranteed by the EU Treaties within the EU single market. As licensing obligations in Malta include the licensing of critical gaming supply and MGA-licensed B2C gaming operators are generally required to use MGA-licensed suppliers, the increase in MGA-licensed customers due to Brexit has increased the importance of Malta for the Company’s operations.

The Company, through its subsidiaries, Sportradar AG, a company registered and established in Switzerland, and Sportradar Malta Ltd., a company registered and established in Malta, has obtained a Critical Gaming Supply License, allowing the Company, through its licensed subsidiaries, to provide material gaming supplies, which are indispensable in determining the outcome of games forming part of a gaming service and/or are an indispensable component in the processing and/or management of essential regulatory data.

Gibraltar

Besides Malta, Gibraltar is an important European hub for iGaming, the importance of which, however, has decreased due to the departure of the United Kingdom from the European Union. As Gibraltar was a territory to which the EU market freedoms applied by virtue of a specific provision stipulated in Article 355 (3) of the Treaty on the Functioning of the European Union, several iGaming operators providing B2C facilities for gaming and betting to end consumers across the European Union in reliance on the EU market freedoms, had been licensed in Gibraltar. Following Brexit and the end of the transitional period as per December 31, 2020, several Gibraltar-licensed B2C gaming operators relocated to other jurisdictions, primarily to Malta, in order to continue enjoying the market freedoms guaranteed by the EU Treaties within the EU single market.

The Company received a temporary approval to supply its products issued by the Gambling Division, HM Government of Gibraltar to Sportradar AG, a company registered and established in Switzerland, and is currently in the process of applying for a gaming license in the jurisdiction, which is currently under review by the licensing authority, with the Gambling Division having approved the continuation of the Company’s business until the license is granted.

Greece

Greece has recently introduced new regulation to replace a transitional regulatory framework that has been in place since 2011. The new regulation also requires suppliers to the gaming industry, such as the Company, to hold local gaming licenses. The Greek gaming and betting market is regulated and supervised by the Hellenic Gaming Commission (“HGC”), which has also set up the licensing process.

The Company holds a Category A.1. Manufacturer’s Suitability License and a Category A.2. Manufacturer’s Suitability License issued by the HGC. The Company has also been included into the HGC register of manufacturers as an approved supplier of gambling equipment. The Company holds the above-mentioned licenses through Sportradar AG, a company registered and established in Switzerland. The Company’s Category A.1. Manufacturer’s Suitability License enables the Company to provide management and operation services, whereas the Category A.2. Manufacturer’s Suitability License is a license issued to persons or legal entities manufacturing technical means and materials for the gambling industry and is mainly used for the provision of the Company’s virtual sports and simulated reality offerings.

United States

Arkansas

In Arkansas, the provision of casino gaming, electronic games of skill and sports wagering is subject to the requirements of the Arkansas Constitution, as amended through Amendment 100, the Arkansas Code, and the rules and regulations of the Arkansas Racing Commission (“ARC”) (hereinafter collectively referred to as the “AR Acts”).

Under the AR Acts, gaming is regulated by the ARC. Pursuant to the AR Acts, an entity that manufactures, sells or leases goods or services that are designed for use in casino gaming operations, are needed to conduct an authorized game or have the capacity to affect the result of play of an authorized game or gross revenue must obtain a Service Industry License. The AR Acts consider entities providing such goods and services as Manufacturers and/or Distributors, and Manufacturer/Distributor’s License – Casino Gaming is a type of Service Industry License issued by the ARC. Our business is subject to the AR Acts through our subsidiary, Sportradar Solutions LLC (“Sportradar Solutions”), which was granted a Manufacturer/Distributor’s License – Casino Gaming on March 23, 2019. The ARC has required annual renewals of Sportradar Solutions’ license, and Sportradar Solutions’ Manufacturer/Distributor’s License – Casino Gaming was renewed for another term effective January 1, 2021.

Colorado

In Colorado, the provision of sports wagering through the internet and at casinos is subject to the requirements of the Colorado Limited Gaming Act and the regulations promulgated thereunder (hereinafter collectively referred to as the “CO Act”).

Under the CO Act, gaming is regulated by the Colorado Limited Gaming Control Commission (“Colorado Commission”) and the Colorado Department of Revenue, Division of Gaming (“CDG”). Pursuant to the CO Act and Colorado Commission authorization, any entity that contracts with or acts on behalf of an establishment licensed to operate sports wagering and provides products, services, information or assets to an establishment licensed to operate sports wagering gaming and/or receives a percentage of gaming revenue from the establishment’s sports wagering gaming system, among other activities, must obtain a Vendor Major License. Our business is subject to the CO Act through our subsidiary, Sportradar Solutions, which applied for a Vendor Major License on January 13, 2020. We have also filed additional applications for qualification in conjunction with Sportradar Solutions’ license application.

The Colorado Commission may issue a temporary license to any applicant for a permanent license. On April 2, 2020, the Colorado Commission issued Sportradar Solutions a temporary Vendor Major License, which is valid until April 2, 2022. The Colorado Commission may change a temporary license into a permanent license once all investigations into the license application are complete and the Colorado Commission is satisfied the temporary license holder qualifies to hold a permanent license. A temporary license may expire on its own accord, or it may be suspended, revoked, or summarily suspended under the same terms and conditions as a permanent license.

Once issued, Vendor Major Licenses are valid for two (2) years.

District of Columbia

In the District of Columbia (“District”), the provision of sports wagering at stadiums and authorized retailers, or through the internet, is subject to the requirements of the Sports Wagering Lottery Amendment Act of 2018, and related emergency and clarifying acts, and the regulations promulgated thereunder (hereinafter collectively referred to as the “DC Acts”).

Under the DC Acts, all licensed gaming in the District, including lottery and sports wagering, is regulated by the District of Columbia Lottery and Gaming Control Board, established as the “Office of Lottery and Gaming”

(“OLG”). The OLG regulates privately-operated sports wagering throughout the District, licensing and monitoring these operations and their gaming-related suppliers for compliance with applicable District and federal laws. Pursuant to the DC Acts, any person that seeks to sell or lease sports wagering equipment, systems, software, data, odds or other gaming items necessary to conduct sports wagering, or offer services related to such equipment or other gaming items to a sports wagering operator, must obtain a Supplier License. Our business is subject to the DC Acts through our subsidiary, Sportradar Solutions, which applied for a Provisional Sports Wagering Supplier License on February 18, 2020 and a Standard Sports Wagering Supplier License on November 5, 2020.

On April 29, 2021, the OLG issued Sportradar Solutions a Standard Sports Wagering Supplier License. We have also filed additional applications for qualification in conjunction with Sportradar Solutions’ license application and the applicable entities were also approved by the OLG.

Standard Sports Wagering Supplier Licenses are valid for one (1) year, and Sportradar Solutions’ Standard Sports Wagering Supplier License was recently renewed on July 29, 2021.

In addition to regulating private sports wagering, the OLG is responsible for managing, administering, and coordinating the operation of public gambling activities, including sports wagering. The District, through the OLG, is authorized to conduct sports wagering through any method of wagering, including mobile and the internet. Under the DC Acts, the OLG is permitted to offer mobile and internet sports wagering through a contractor operating the mobile and web-based sports wagering operation, and the OLG has engaged Intralot for this purpose. With respect to public sports wagering in the District, we provide sports wagering related services in the District through our relationship with Intralot, and, to-date, we have not been required to seek or obtain additional or separate gaming licensure in conjunction with the same.

Illinois

In Illinois, the provision of sports wagering through the internet, or at casinos, racetracks or sports arenas, is subject to the requirements of the Illinois Sports Wagering Act and the regulations promulgated thereunder (hereinafter collectively referred to as the “IL Act”).

Under the IL Act, gaming is regulated by the Illinois Gaming Board (“IGB”). Pursuant to the IL Act, a Supplier License is required to provide data directly to a Master Sports Wagering licensee on a non-revenue share basis, and the IGB has not required Sportradar Solutions to obtain a Supplier License or any other license concerning the services it is currently providing to Supplier licensees in Illinois on a non-revenue share basis. Our business is subject to the IL Act through our subsidiary, Sportradar Solutions, which applied for a Supplier License on June 7, 2021 to ensure its provision of data directly to Master Sports Wagering licensees. We have also filed additional applications for qualification in conjunction with Sportradar Solutions’ license application. During its application process, the IGB is permitting Sportradar Solutions to continue its current operational model. The IGB is authorized to issue temporary operating permits, which allow an applicant to engage in any activity in connection with sports wagering that would otherwise require permanent licensure. A temporary operating permit may be granted to Supplier License applicants, which possess a valid license in another jurisdiction with respect to the same goods or services that they will supply in Illinois, upon the filing of a complete application and the required application fee.

Once issued, a Supplier License is valid for an initial 4-year term and renewed annually after such initial term. In order to provide sports wagering related goods and services to other licensees on a revenue share basis, Sportradar Solutions would be required to apply for, and obtain, a Management Services Provider License.

Indiana

In Indiana, the provision of sports wagering at casinos and off-track betting facilities, and through the internet, is subject to the requirements of the Indiana Riverboat Gaming Statute, Sports Wagering Statute and additional provisions of the Indiana Code, including Articles 31 and 35 of Title 4, and the regulations promulgated thereunder (hereinafter collectively referred to as the “Indiana Acts”).

Under the Indiana Acts, gaming is regulated by the Indiana Gaming Commission (“IGC”). Pursuant to the Indiana Acts, a sports wagering device, platform, or other means of conducting sports wagering must first be approved by the IGC, and must be acquired from a person holding a Supplier’s License or a sports wagering service provider license, and a person may not furnish any equipment, devices, or supplies to a gambling operation in Indiana, unless the person possesses a Supplier’s License. The IGC has required data providers and persons receiving a percentage of gaming revenue as compensation for goods and services to obtain a Supplier’s License. Our business is subject to the Indiana Acts through our subsidiary, Sportradar Solutions, which applied for a Supplier’s License in August 2019.

On March 23, 2021, the IGC issued Sportradar Solutions a Supplier’s License.

The Supplier’s License is valid for one (1) year and must therefore be renewed annually.

Michigan

Commercial retail sports wagering in Michigan is subject to the requirements of the Michigan Gaming Control and Revenue Act and the regulations promulgated thereunder (hereinafter collectively referred to as the “MI Gaming Control Act”). Further, the Michigan Lawful Internet Gaming Act and the regulations promulgated thereunder (hereinafter collectively referred to as the “MI iGaming Act”) and the Michigan Lawful Sports Betting Act and the regulations promulgated thereunder (hereinafter collectively referred to as the “MI Sports Act”) (each, together with the MI Gaming Control Act, hereinafter collectively referred to as the “MI Gaming Acts”) govern the conduct of iGaming and internet sports wagering, respectively, in Michigan.

Under the MI Gaming Acts, commercial retail sports wagering, iGaming and internet sports wagering in Michigan are regulated by the Michigan Gaming Control Board (“MGCB”). With respect to commercial retail sports wagering, persons who supply equipment, goods or services to a casino licensee that directly relate to or affect gaming operations are required to hold a Gaming-Related Supplier License. Further, persons seeking to provide goods, software or services that directly affect wagering, play and results of internet games to an iGaming operator regarding the operation of iGaming, including iGaming platform providers, must obtain an Internet Gaming Supplier License. Similarly, persons seeking to provide goods, software or services to a sports wagering operator regarding the operation of internet sports wagering, including internet sports wagering platform providers and data providers, must obtain a Sports Betting Supplier License. Our business is subject to the MI Gaming Acts through our subsidiary, Sportradar Solutions, which applied for a Gaming-Related Supplier License, Internet Gaming Supplier License and Sports Betting Supplier License.

On March 23, 2021, the MGCB issued Sportradar Solutions a Gaming-Related Supplier License. The Gaming-Related Supplier License is valid for one (1) year and must therefore be renewed annually.

On March 23, 2021, the MGCB issued Sportradar Solutions Internet Gaming Supplier and Sports Betting Supplier Licenses. The Internet Gaming Supplier and Sports Betting Supplier Licenses are each valid for five (5) years. We have also filed additional applications for qualification in conjunction with Sportradar Solutions’ license applications and the applicable entities were found suitable by the MGCB.

Mississippi

In Mississippi, the provision of sports betting at casinos and through mobile devices on casino premises is subject to the requirements of the Mississippi Gaming Control Act and the regulations promulgated thereunder (hereinafter collectively referred to as the “Mississippi Act”).

Under the Mississippi Act, gaming is regulated by the Mississippi Gaming Commission (the “Mississippi Commission”). Pursuant to the Mississippi Act, an entity is required to obtain a Manufacturer License to manufacture, assemble, or modify any gaming device in the State of Mississippi or for use or play in Mississippi, and a Distributor License to lend, lease, sell, give, or distribute in any other manner any gaming device in the State of Mississippi or outside the State of Mississippi for use or play in Mississippi. Further, an entity that contracts with a casino operator to assist in the offering of a race book or sports pool wagering by providing operational, technical or other associated support must obtain a Manufacturer and Distributor License. Our business is subject to the Mississippi Act through our subsidiary, Sportradar Solutions, which was granted a Manufacturer and Distributor License on April 16, 2020. We have also filed additional applications for suitability in conjunction with Sportradar Solutions’ license application and the applicable entities were found suitable by the Mississippi Commission.

Manufacturer and Distributor Licenses are valid for three (3) years from the date of issue and must be renewed every three (3) years.

New Jersey

In New Jersey, the provision of sports wagering at casinos and racetracks, and through the internet, and iGaming is subject to the requirements of the New Jersey Casino Control Act and the regulations promulgated thereunder (hereinafter collectively referred to as the “New Jersey Act”).

Under the New Jersey Act, gaming is regulated by the New Jersey Casino Control Commission (“New Jersey Commission”) and the New Jersey Division of Gaming Enforcement (“Division”). Pursuant to the New Jersey Act, an entity offering goods or services that directly relate to gaming activity, such as a gaming platform, must apply for a casino service industry enterprise (“CSIE”) license, while entities offering goods and services to gaming operators that are ancillary to gaming, such as live data or odds, must obtain an ancillary CSIE license. Our business is subject to the New Jersey Act through our subsidiary, Sportradar Solutions, which applied for a CSIE license on November 14, 2018. We have also filed additional applications for qualification in conjunction with Sportradar Solutions’ license application.

In regard to goods and services in which an ancillary CSIE license is required, enterprises can begin offering the same upon notification from the Division that a complete application has been accepted for filing and, if necessary, receipt of any required technical approvals. In regard to goods and services in which a CSIE license is required, enterprises can begin offering same upon receipt of any required technical approvals and by obtaining a transactional waiver from the Division, which, if approved by the Division in its discretion, allows an applicant for a CSIE license, prior to its permanent licensure, to conduct business transactions with gaming operators, subject to certain conditions. On November 27, 2018, the Division accepted Sportradar Solutions’ complete CSIE license application for filing and, accordingly, Sportradar Solutions is permitted to offer goods and services that are ancillary to gaming in New Jersey. If Sportradar Solutions seeks to offer goods and services that directly relate to gaming activity, Sportradar Solutions will need to obtain any required technical approvals and a transactional waiver from the Division prior to offering such goods and services.

Once approved, CSIE and ancillary CSIE licensees must demonstrate that they continue to meet the applicable licensing requirements every five (5) years.

New York

In New York, the provision of sports wagering at casinos is subject to the requirements of the New York Racing, Pari-Mutuel Wagering and Breeding Law and the regulations promulgated thereunder (hereinafter collectively referred to as the “New York Act”).

Under the New York Act, gaming is regulated by the New York State Gaming Commission (the “New York Commission”). Pursuant to the New York Act, any vendor offering goods or services that directly relate to casino or gaming activity, manufacturers, suppliers and service providers of sports pool wagering equipment, including, for example, wagering platforms, and sports pool vendors assisting in the operation of sports pools on behalf of gaming operators must obtain a Casino Vendor Enterprise License. Our business is subject to the New York Act through our subsidiary, Sportradar Solutions, which applied for a Casino Vendor Enterprise License on July 11, 2019. We have also filed additional applications for qualification in conjunction with Sportradar Solutions’ license application.

An applicant for a Casino Vendor Enterprise License may, upon permission of the executive director of the New York Commission, temporarily conduct business transactions for such period as the New York Commission may establish by regulation and only for the transaction(s) for which permission is requested. On September 24th and 25th 2019, the New York Commission issued Sportradar Solutions temporary Casino Vendor Enterprise Licenses to operate in regard to the four commercial destination resort casinos in New York, each of which is valid until the permanent Casino Vendor Enterprise License is issued, or until the temporary licenses are suspended or revoked, or the Company’s application is withdrawn.

Once issued, Casino Vendor Enterprise Licenses are valid for five (5) years.

Pennsylvania

In Pennsylvania, the provision of sports wagering at casinos, and through the internet, and iGaming is subject to the requirements of the Pennsylvania Race Horse Development and Gaming Act and the regulations promulgated thereunder (hereinafter collectively referred to as the “PA Act”).

Under the PA Act, gaming is regulated by the Pennsylvania Gaming Control Board (the “Board”). Pursuant to the PA Act, entities conducting business with gaming operators must be certified or registered as a Gaming Service Provider, and entities required to obtain a certification as a Gaming Service Provider include providers of sports wagering data, odds and risk management services. Our business is subject to the PA Act through our subsidiary, Sportradar Solutions, which applied for certification as a Sports Wagering Gaming Service Provider on November 19, 2018.

On December 16, 2020, the Board issued Sportradar Solutions a Sports Wagering Gaming Service Provider certification. The Sports Wagering Gaming Service Provider certification is valid for five (5) years, and accordingly, expires on December 15, 2025. We have also filed additional applications for qualification in conjunction with Sportradar Solutions’ certification application and the applicable entity was also approved.

In order to offer certain additional goods and services in Pennsylvania, such as a gaming platform or gaming-related hardware or software, Sportradar Solutions, or other applicable entity, would be required to apply for, and obtain, additional licensure, such as, for example, a Sports Wagering Manufacturer License or Interactive Gaming Manufacturer License, and obtain any required technical approvals. The Board no longer issues conditional authorizations for such licenses, which permit the applicant to offer its goods and services while its permanent license is pending and otherwise engage in all the functions of a licensed entity for the duration of the conditional authorization. Further, an application for such licenses would subject the Company to additional and more extensive application, disclosure and regulatory requirements and costs.

Tennessee

In Tennessee, the provision of sports wagering through the internet is subject to the requirements of the Tennessee Sports Gaming Act and the regulations promulgated thereunder (hereinafter collectively referred to as the “Tennessee Act”).

Under the Tennessee Act, gaming is regulated by the Tennessee Education Lottery Corporation and its Board of Directors (hereinafter collectively referred to as the “Tennessee Lottery”). Pursuant to the Tennessee Act, an entity providing services that are material to conducting interactive sports gaming, as determined by the Tennessee Lottery, including, but not limited to, sports gaming equipment, software, systems or platforms, data, and risk management services is required to obtain approval for Registration as a Supplier. Our business is subject to the Tennessee Act through our subsidiary, Sportradar Solutions, which was granted a Sports Gaming Supplier Registration on October 5, 2020. A Sports Gaming Supplier Registration is subject to renewal each year on or around the anniversary date of the final approval of the Supplier Registration, and each renewal term of the Supplier Registration is for one (1) year.

Virginia

In Virginia, the provision of sports wagering at casinos and through the internet, and iGaming on casino premises, is subject to the requirements of the Virginia Code, including Title 58.1, Subtitle IV concerning the Virginia Lottery Law, sports wagering and casino gaming, and the regulations promulgated thereunder (hereinafter collectively referred to as the “Virginia Act”).

Under the Virginia Act, gaming is regulated by the Virginia Lottery Board (“VA Lottery”). Pursuant to the Virginia Act, entities engaged by, under contract with, or acting on behalf of a permit holder to provide sports wagering-related goods or services that directly affect sports wagering in Virginia and that do not meet the criteria for licensing as a principal or a supplier, must apply for a Sports Betting Vendor Registration. Our business is subject to the Virginia Act through our subsidiary, Sportradar Solutions, which was granted a Sports Betting Vendor Registration on January 13, 2021. The Sports Betting Vendor Registration is valid for three (3) years from the date of issuance, and accordingly, expires on January 13, 2024.

In order to offer certain additional goods and services in Virginia, such as a gaming platform or gaming-related hardware or software, Sportradar Solutions, or other applicable entity, would be required to apply for, and obtain, additional licensure, such as, for example, a Supplier License, and obtain any required technical approvals. A Supplier License is required for any entity that: (a) manages, administers, or controls wagers initiated, received or made on a sports wagering platform; (b) manages, administers, or controls the games on which wagers are initiated, received, or made on a sports wagering platform; or (c) maintains or operates the software or hardware of a sports wagering platform, including geolocation services, customer integration, and customer account management. An application for such license would subject the Company to additional and more extensive application, disclosure and regulatory requirements and costs. If necessary, upon request of an applicant, the VA Lottery, in its sole discretion, may issue a temporary or conditional permit, license, or registration to an apparently-qualified applicant, subject to certain conditions.

West Virginia

In West Virginia, the provision of sports wagering through the internet, or at casinos or racetracks, and iGaming is subject to the requirements of the West Virginia Lottery Sports Wagering Act and the West Virginia Lottery Interactive Wagering Act, and regulations promulgated thereunder (hereinafter collectively referred to as the “WV Acts”).

Under the WV Acts, gaming is regulated by the West Virginia State Lottery Commission (“WV Commission”). Pursuant to the WV Acts, an entity selling or leasing interactive wagering or sports wagering equipment, systems, or other gaming items necessary to conduct interactive wagering or sports wagering, or offering services related to such equipment or other gaming items to an interactive wagering or sports wagering licensee while the license is active, must obtain a Supplier License. Our business is subject to the West Virginia Lottery Sports Wagering Act and regulations promulgated thereunder through our subsidiary, Sportradar Solutions, which was granted a Sports Wagering Supplier License on May 22, 2019. Once issued, Supplier Licenses must be renewed annually, and Sportradar Solutions’ Sports Wagering Supplier License was most recently renewed on

September 27, 2020. Sportradar Solutions is required to procure a separate Interactive Wagering Supplier License to provide goods and services pursuant to the West Virginia Lottery Interactive Wagering Act and regulations promulgated thereunder, and the WV Commission may, upon Sportradar Solutions satisfying certain application requirements and payment of additional costs, issue an Interim License allowing Sportradar Solutions to provide such goods and services for a temporary period while its permanent licensure is pending.

United States Tribal Jurisdictions

The Indian Gaming Regulatory Act (“IGRA”) generally governs the conduct of gaming on Indian lands. IGRA established the National Indian Gaming Commission (“NIGC”) and the regulatory structure for tribal gaming in the United States. Generally, the NIGC and the government of the relevant tribal community regulate tribal gaming in the United States.

IGRA divides gaming into three classes: class I gaming (i.e., social games solely for prizes of minimal value or traditional forms of tribal gaming engaged in by individuals as a part of, or in connection with, tribal ceremonies or celebrations); class II gaming (i.e., bingo); and class III gaming (i.e., all forms of gaming that are not class I or class II gaming). Class III gaming includes traditional forms of casino gaming as well as sports wagering. Class III gaming is subject to the following conditions: (i) it can only occur in a state where such activity is permitted; (ii) it can only be conducted pursuant to a tribal-state gaming compact approved by the United States Secretary of the Interior; and (iii) must be authorized by a tribal gaming ordinance approved by the NIGC.

Typically, tribal communities have their own gaming commission or other regulatory authority that is responsible for implementing the provisions of the relevant tribal-state gaming compact and tribal gaming ordinance and regulating tribal gaming. When the Company seeks to do business with a tribe (and/or tribal casino(s), or with other entities that conduct gaming-related business with a tribe, such as gaming operators), it must obtain the proper gaming licensure and/or qualification from the applicable tribal authority, if necessary. Licensing and regulatory requirements vary across the different tribes, and issued gaming licenses generally must be periodically renewed. We currently hold B2B gaming vendor and/or non-gaming vendor licenses with tribes in Michigan (Nottawaseppi Huron Band of the Potawatomi) and Mississippi (Mississippi Band of Choctaw Indians), and are subject to regulation by the applicable gaming commissions of each tribe. We are obligated to continually meet all requirements of the applicable law, including tribal-state gaming compacts, and tribal gaming ordinances and regulations, and our respective licenses.

Tribal authorities, similar to state gaming authorities, have the power to issue, deny, refuse to renew or extend, revoke, suspend, limit, condition, or otherwise restrict gaming licenses, and may also impose fines, penalties, or other sanctions on licensees and applicants. Further, IGRA, tribal-state gaming compacts, tribal gaming ordinances and tribal gaming regulations are subject to change and may be amended, which may affect our ability to conduct business with a tribe and may adversely affect our business and operating results.

Other United States Jurisdictions

As our gaming-related product offerings are generally provided on a B2B basis, in certain jurisdictions, we may provide such gaming-related product offerings under a third-party gaming license through a third-party relationship on a B2B basis.

For example, in certain jurisdictions, the state lottery is the exclusive sports wagering operator, has designated a third party operator to operate sports wagering on its behalf, and/or has engaged a platform provider to support its sports wagering operation. These jurisdictions include: Delaware, Rhode Island, Oregon, New Hampshire and Montana. The selection of a third party operator or platform provider by a state lottery is often subject to a competitive bidding process, and the selection or approval of the relevant operator or platform provider typically includes vendors associated with them, and/or there are no or minimal regulatory or licensing requirements directly applicable to such vendors providing certain goods or services.

Through our relationship with William Hill, we indirectly provide services in Delaware and Rhode Island through William Hill’s direct and indirect relationships with the Delaware Lottery and Rhode Island Lottery, as William Hill provides risk management services, among other services, to each lottery. Through our relationship with SBTech, we indirectly provide services in Oregon as SBTech is the sports wagering platform provider to the Oregon State Lottery. Through our relationship with DraftKings, we indirectly provide services in New Hampshire as DraftKings is contracted with the New Hampshire Lottery to operate internet and retail sports wagering in New Hampshire. Finally, through our relationship with Intralot, we indirectly provide services in Montana as Intralot is contracted with the Montana Lottery to provide self-service sports wagering terminals, mobile sports wagering and a variety of sports wagering services in Montana.

The Iowa Racing and Gaming Commission (“IRGC”) has not required us to obtain a gaming license in conjunction with our sports wagering related products and services offered in Iowa, and the IRGC has stated that technology providers for sports wagering, advanced deposit wagering and fantasy sports, such as providers of integrity monitoring systems, bookmaker services and operation platforms, do not currently need to obtain a gaming license. Finally, in Nevada, Sportradar Solutions has not been required to obtain a gaming license as it provides sports wagering data and information through licensed information service providers on a non-revenue share basis.

Applicable laws, rules and regulations in jurisdictions where the Company operates affect our ability to operate in the sports wagering and iGaming industries, and to operate in each specific jurisdiction. Such laws, rules and regulations could change or could be interpreted differently in the future, or new laws, rules and regulations could be enacted. Material changes, new laws, rules or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our operating results and business, including our ability to operate in a specific jurisdiction. Further, changes in the products or services provided in such jurisdictions may impose additional regulatory or licensing obligations, including but not limited to the need to obtain a gaming license.

MANAGEMENT

Executive Officers and Board Members

The following table presents information about our executive officers and board members, including their ages as of the date of this prospectus:

Name	Age	Position
Executive Officers
Carsten Koerl	56	Chief Executive Officer and Director
Alexander Gersh	57	Chief Financial Officer
Eduard H. Blonk	50	Chief Commercial Officer
Ben Burdsall	48	Chief Technology Officer
Ulrich Harmuth	44	Chief Strategy Officer
Lynn S. McCreary	61	Chief Legal Officer
Non-Employee Board Members
Jeffery W. Yabuki	61	Chairman
Deirdre Bigley	56	Director
John A. Doran	43	Director
George Fleet	52	Director
Hafiz Lalani	41	Director
Charles J. Robel	71	Director
Marc Walder	55	Director

Unless otherwise indicated, the current business addresses for our executive officers and the members of our board of directors is c/o Sportradar, Feldlistrasse 2, CH-9000 St. Gallen, Switzerland.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Carsten Koerl has served as our Founder and Chief Executive Officer since our founding in 2001. Mr. Koerl also serves as Group Chief Executive Officer of Sports Statistics and Information Systems Ltd, a subsidiary of Sportradar. Prior to founding Sportradar, Mr. Koerl held a number of management positions within the software development and gaming industry, including betandwin Interactive Entertainment AG, an online betting company, which he founded in 1997. He holds a Master of Electronic and Microprocessor Engineering degree from the University for Applied Sciences in Konstanz. We believe Mr. Koerl’s experience and insight, as well as his deep knowledge of Sportradar, gained through service as our Chief Executive Officer, make him well qualified to serve as a member of our board of directors.

Alexander Gersh has served as our Chief Financial Officer since July 2020. Prior to joining Sportradar, Mr. Gersh served as Chief Financial Officer and a member of the board of directors of Cazoo Ltd, an online only automotive retail start up, from May 2019 to June 2020 and Chief Financial Officer aboard of Betfair PLC and after the merger Paddy Power Betfair PLC, a sports betting and gaming company, from December 2012 to October 2018. Mr. Gersh has also served on the boards of directors of various companies in the retail and sports-betting industries, including The Restaurant Group since February 2020, Moss Bros Group PLC from June 2017 to July 2020, Paddy Power Betfair PLC from February 2016 to September 2018 and Betfair Group Ltd from December 2012 to February 2016. He also served on the Audit and Remuneration Committees of Moss Bros Group PLC from 2017 to 2020. Mr. Gersh holds a Bachelor of Science in Accounting from the City University of New York, Baruch College, and is a Certified Public Accountant in the state of New York.

Eduard H. Blonk has served as our Chief Commercial Officer since December 2020. Prior to that, Mr. Blonk served as the Managing Director for Sportradar Solutions from February to November 2020.

Mr. Blonk has also served as Sole Director, President, Vice President, Secretary and Treasurer of our subsidiary, Sportradar Americas Inc. since February 2020, Managing Director of our subsidiary, Sportradar US LLC since February 2020, and as Managing Director of Global Sales from October 2019 to November 2020. Mr. Blonk was previously the Managing Director of Global Sales of Sportradar AG from March 2015 to October 2019. Mr. Blonk holds a Bachelor of Electrical Engineering and Business Economics degree from the Hague University of Applied Sciences.

Ben Burdsall has served as our Chief Technology Officer since January 2019. Prior to joining Sportradar, Mr. Burdsall served as Chief Engineer and Chief Technology Officer of eCommerce at Worldpay from September 2014 to December 2018. Mr. Burdsall also served as a member of the board of directors of The Consultant Practice LTD from June 2014 to June 2018. Mr. Burdsall is a Chartered Engineer in the Institute of Engineering and Technology and recognized as a lead inventor for Patent. Mr. Burdsall holds a Master of Engineering in Computer Systems Engineering from the University of Bristol and a Master’s Degree in Artificial Intelligence and Image Process from ENST de Bretagne.

Ulrich Harmuth has served as our Chief Strategy Officer since December 2020. Prior to that, Mr. Harmuth served as our Managing Director of Digital and Managing Director of Corporate Development from March 2013 to December 2020. Prior to joining Sportradar, Mr. Harmuth served as a Private Equity Investment Advisor at EQT Partners from May 2011 to February 2013. Mr. Harmuth has also served on the boards of directors of various companies, including our subsidiaries, Datacentric, Sportradar US and Sportradar India. Mr. Harmuth holds a Bachelor of Civil Engineering degree from the Technical University Karlsruhe and a Master’s degree in Civil Engineering from the University of Wuppertal, as well as a Master of Business Administration degree from INSEAD.

Lynn S. McCreary has served as our Chief Legal Officer since June 2021. Prior to joining Sportradar, Ms. McCreary served as Chief Legal Officer, Chief Ethics and Compliance Officer and Corporate Secretary at Fiserv, Inc. a global fintech and payments company, from July 2013 to March 2021, serving as the company’s Deputy General Counsel from March 2010 to July 2013 and was a partner at Bryan Cave LLP from January 2003 to March 2010. Ms. McCreary has served on the board of directors of NMI Holdings, Inc. since May 2019, is on the Risk Committee, and is the Chairman of the Nominating and Governance Committee. Ms. McCreary holds a Bachelors of Arts degree from Western New England University and a Juris Doctor degree from Washburn University School of Law.

Non-Employee Board Members

The following is a brief summary of the business experience of our non-employee board members.

Jeffery W. Yabuki has served as the Chairman of our board of directors since January 2021. Mr. Yabuki served as the Executive Chairman of Fiserv Inc., a global leader in financial services and payments technology from July 2020 to December 2020. Prior to serving as Executive Chairman, Mr. Yabuki was the Chief Executive Officer from December 2005 to July 2020. Before joining Fiserv, Mr. Yabuki spent six years at H&R Block where he was the Chief Operating Officer. He also held various leadership roles at American Express for more than 10 years. Mr. Yabuki currently serves as a member of the board of directors of Royal Bank of Canada, Ixonia Bancshares, Inc. and SentinelOne, Inc. Mr. Yabuki holds a Bachelor of Science in Accounting degree from California State University – Los Angeles. Mr. Yabuki was formerly a Certified Public Accountant in the states of California and Minnesota. We believe Mr. Yabuki’s extensive public company board and leadership experience makes him well-qualified to serve as the Chairman of our board of directors.

Deirdre Bigley has served as a member of our board of directors since April 2021. Ms. Bigley served as the Chief Marketing Officer of Bloomberg LP, a financial services company, since September 2009. Ms. Bigley has also served as a member of the board of directors of various other public companies. Since May 2016, she has served as a member of the board of directors and the Chair of the Compensation committee, and member of the

Nominating and Governance Committee of Shutterstock. Since November, 2017 she has served as a member of the board of directors and a member of the Compensation, Nominating, Governance and Audit Committees of Wix.com. Since April 2021, she has served as a member of the board of directors and a member of the Audit Committee of Taboola. Ms. Bigley holds a Bachelor of Arts from West Chester University. We believe Ms. Bigley’s public and private company board experience and extensive expertise in business marketing makes her well-qualified to serve as a member of our board of directors.

John A. Doran has served as member of our board of directors since October 2018. Mr. Doran joined TCV in 2012 and serves as a General Partner. Mr. Doran currently serves on the board of directors of Believe, Mambu, Flixbus, RELEX Solutions, SuperVista AG, The Pracuj Group, and World Remit and led TCV’s investments in Revolut, Klarna, and Mollie. Mr. Doran holds a Bachelor of Arts in Economics from Harvard College and a Master of Business Administration from Harvard Business School. We believe Mr. Doran’s expertise in the software, internet and financial technology industries, as well as his knowledge in finance, make him well-qualified to serve as a member of our board of directors.

George Fleet has served as member of our board of directors since December 2018. Mr. Fleet founded Benella & Co. Limited in December 2017 and has served as a member of its board of directors since its founding. Mr. Fleet previously served as a member of the board of directors of multiple affiliates of McQueen Limited. from September 2006 to September 2015. Mr. Fleet has also served as Head of Advisory and Managing Director at Canaccord Genuity Limited since November 2018, where he served as a member of the New Business and Executive Committees and led the coverage of the gaming and leisure sector. From September 2015 to February 2018, Mr. Fleet served as Managing Director of Houlihan Lokey. Prior to that, he served as Director of McQueen Ltd. from March 2003 to September 2015. Mr. Fleet is also a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Fleet holds a Bachelor of Arts in Economics from University of Leeds. We believe Mr. Fleet’s profound experience in investment banking, with particular focus in complex public and private acquisitions, mergers and dispositions and the betting and gaming sector, make him well-qualified to serve as a member of our board of directors.

Hafiz Lalani has served as member of our board of directors since October 2018. Mr. Lalani serves as Managing Director and Head of Europe for the Direct Private Equity group of CPP Investments based in London, United Kingdom, and has been with the firm since February 2006. Prior to joining CPP Investments, Mr. Lalani worked in the Technology investment banking group at CIBC World Markets from March 2004 to January 2006. Mr. Lalani has also served on the board of directors of various companies, including Visma AS since September 2020, GlobalLogic between April 2017 and July 2021, Hotelbeds between September 2016 and December 2020 and AWAS between 2010 and 2017. Mr. Hafiz holds a Bachelor of Commerce from Queen’s University and is a CFA Charterholder. We believe Mr. Lalani’s extensive investment and leadership experience, as well as his knowledge and insight into the governance of a public company, make him well qualified to serve as a member of our board of directors.

Charles J. Robel has served as a member of our board of directors since January 2021. Mr. Robel is also the Chairman of the board of directors and a member of the Corporate Governance and Nominating Committees of GoDaddy, a domain name registrar and web hosting provider for consumers and small businesses. Mr. Robel has served as a member of the board of directors and a member of the Corporate Governance and Nominating Committees of Sumo Logic since April 2018 and Datarobot since October 2020. In 2016, he served as the Chairman of the Audit Committee of Blue Coat, a leading security vendor, and as a member of its board of directors from May 2016 to August 2016. He also served as the Lead Director for AppDynamics, from 2014 to early 2017. Mr. Robel has also served as a member of the board of directors and Chairman of the Audit Committee of Palo Alto Networks, Borland, Adaptec, Jive Software, Model N and DemandTec. Mr. Robel graduated from Arizona State University in 1971 and was inducted into the WP Carey School of Business Hall of Fame at his alma mater in 2014. We believe Mr. Robel’s extensive knowledge in the technology industry, with both public and private companies, and his service as a director at numerous companies, make him well qualified to serve as a member of our board of directors.

Marc Walder has served as member of our board of directors since May 2015. Mr. Walder has served as Chief Executive Officer and Managing Partner of Ringier AG, a media company, since April 2012, where he also serves as a member of the board of directors. Previously, Mr. Walder served as the Chief Executive Officer of the Swiss department of Ringier AG from September 2008 to April 2012, and prior to that, as Editor-in-Chief of Schweizer Illustrierte. Mr. Walder also serves as the Chairman and a member of the board of directors of Scout24 Schweiz AG and a member of the board of directors of Marquard Media International AG since 2018. Mr. Walder is a member of the Executive Committee of digitalswitzerland, a Swiss-wide initiative aimed at strengthening Switzerland’s position as a leading innovation hub. Mr. Walder holds a Diploma of Economy from the AKAD Business School in Zurich, a Diploma of Journalism from the Ringier School of Journalism and a Master of Business Administration from Harvard Business School. We believe Mr. Walder’s knowledge and experience in leadership positions within the media industry make him well-qualified to serve as a member of our board of directors.

Composition of our Board of Directors

Our Amended Articles provide that our board of directors shall consist of one or several directors.

The members of our board of directors, the Chairman as well as the members of the Compensation Committee are elected annually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election. Each member of the board of directors must be elected individually.

Our board of directors currently consists of eight members. Our board is expected to determine that Jeffrey W. Yabuki, Deirdre Bigley, John A. Doran, Hafiz Lalani, Charles J. Robel and Marc Walder do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. There are no family relationships among any of our directors or executive officers.

Corporate Governance Practices and Foreign Private Issuer Status

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for domestic issuers. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to follow Swiss corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

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Exemption from the requirement that a majority of the board of directors be comprised of independent directors and that there be regularly scheduled meetings with only the independent directors present;

•	Exemption from the requirements that the compensation committee and the nominating and corporate governance committee be comprised of independent directors;

•	Exemption from the requirement that independent directors meet at regularly scheduled executive sessions;

•	Exemption from quorum requirements applicable to meetings of shareholders.

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Exemption from the requirement that listed companies adopt and disclose corporate governance guidelines that cover certain minimum specified subjects related to director qualifications and responsibilities;

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Exemption from the requirement to disclose within four business days of any determination to grant a waiver of the Code of Business Conduct and Ethics to directors and executive officers. Although we will require approval by our board of directors for any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq corporate governance rules; and

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Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans. Our Amended Articles will provide that our board of directors is authorized, in certain instances, to issue a certain number of Class A ordinary shares without re-approval by our shareholders.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq listing standards.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Appointment Rights

Pursuant to our Pre-IPO Shareholders’ Agreement in effect prior to this offering, certain of our shareholders had rights to appoint members of our board of directors, including: (i) up to three members by Mr. Koerl (the “CK Directors”), (ii) up to three members (including, the Chairman of the board of directors) by Blackbird Holdco Ltd. (the “Blackbird Directors”), with one of such members designated as the lead investor director and (iii) up to two members by both Mr. Koerl and Blackbird Holdco Ltd. jointly (the “Jointly Appointed Directors”).

In accordance with the Pre-IPO Shareholders’ Agreement, Mr. Fleet, Mr. Koerl and Mr. Walder were appointed as CK Directors, Mr. Doran, Mr. Lalani and Mr. Yabuki were appointed as Blackbird Directors and Mr. Robel and Ms. Bigley were appointed as Jointly Appointed Directors.

All rights to appoint directors pursuant to the Pre-IPO Shareholders’ Agreement will terminate upon the closing of this offering and the concurrent private placements.

Board Committee Composition

The board has established, or will establish prior to the completion of this offering, an audit committee; a compensation committee; and a nominating and corporate governance committee.

Audit Committee

The audit committee, which is expected to consist of Charles J. Robel, George Fleet and Jeffery W. Yabuki, will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Charles J. Robel will serve as Chairman of the committee. The audit committee will consist exclusively of members of our board who are financially literate, and Charles J. Robel is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Charles J. Robel, George Fleet and Jeffery W. Yabuki satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with the Nasdaq rules.

Upon the completion of this offering, the audit committee will be responsible for:

•	assisting the board of directors in recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the independent auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

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reviewing and discussing with the board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

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reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee will meet at least once per year with our independent auditor, without our executive officers being present.

Compensation Committee

The compensation committee, which is expected to consist of Deirdre Bigley, Marc Walder, Hafiz Lalani and John A. Doran, will assist the board in determining executive officer compensation. Deirdre Bigley will serve as Chairman of the committee. The committee will recommend to the board for determination the compensation of each of our executive officers. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. All of our expected compensation committee members will meet this heightened standard. As of the first day of trading, we will also be subject to the Swiss Ordinance against Excessive Compensation in Public Corporations (Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften) of November 20, 2013 (the “Compensation Ordinance”), which requires Swiss corporations listed on a stock exchange to establish a compensation committee. In accordance with the Compensation Ordinance, the members of the compensation committee will be elected annually and individually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election and the general meeting of shareholders must resolve the aggregate amount of compensation of each of our board of directors and our executive management, in each case commencing with our first annual general meeting of shareholders as a public company to be held in 2022.

Upon the completion of this offering, the compensation committee will be responsible for:

•	identifying, reviewing and approving corporate goals and objectives relevant to executive officer compensation;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers;

•	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation;

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determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally;

•	periodically reviewing, in consultation with our Chief Executive Officer, our management succession planning; and

•	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which is expected to consist of George Fleet, Deirdre Bigley, Hafiz Lalani and Marc Walder, will assist our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. George Fleet will serve as Chairman of the committee.

Upon the completion of this offering, the nominating and corporate governance committee will be responsible for:

•	drawing up selection criteria and appointment procedures for board members;

•	reviewing and evaluating the composition, function and duties of our board;

•	recommending nominees for selection to our board and its corresponding committees;

•	making recommendations to the board as to determinations of board member independence;

•	leading the board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•	recommending the compensation for our board members to the board of directors, for adoption by the general meeting of shareholders; and

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developing and recommending to the board our rules governing the board and code of business conduct and ethics and reviewing and reassessing the adequacy of such rules governing the board and Code of Business Conduct and Ethics and recommending any proposed changes to the board.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics applies to all of our executive officers, board members and employees.

Duties of Board Members and Conflicts of Interest

The board of directors of a Swiss corporation manages the business of the company, unless responsibility for such management has been duly delegated to the executive officers based on organizational regulations. However, there are several non-transferable duties of the board of directors:

•	the overall management of the company and the issuing of all necessary directives;

•	determination of the company’s organization;

•	the organization of the accounting, financial control and financial planning systems as required for management of the company;

•	the appointment and dismissal of persons entrusted with managing and representing the company;

•	overall supervision of the persons entrusted with managing the company, in particular with regard to compliance with the law, the Amended Articles, operational regulations and directives;

•	compilation of the annual report, preparation for the general meeting of the shareholders, the compensation report and implementation of its resolutions; and

•	notification of the court in the event that the company is over-indebted.

The board of directors may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular direct management, to a single or several of its members, managing directors, committees or third parties who need not be members of the board of directors or shareholders. Pursuant to Swiss law, details of the delegation must be set in the organizational regulations issued by the board of directors. The organizational regulations may also contain other procedural rules such as quorum requirements.

Swiss law does not have a specific provision regarding conflicts of interest. However, the Swiss CO contains a provision that requires our directors and executive management to safeguard the corporation’s interests and imposes a duty of loyalty and duty of care on our directors and executive management. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under like circumstances. The duty of loyalty requires that a director safeguard the interests of the corporation and requires that directors act in the interest of the corporation and, if necessary, put aside their own interests. If there is a risk of a conflict of interest, the board of directors must take appropriate measures to ensure that the interests of the corporation are duly taken into account. They must afford the shareholders equal treatment in equal circumstances.

Furthermore, Swiss law contains a provision under which payments made to any of the corporation’s shareholders or directors or any person related to any such shareholder or director, other than payments made at arm’s length, must be repaid to the corporation if such shareholder or director acted in bad faith.

Directors are personally liable to the corporation, its shareholders and creditors for damages resulting from an intentional or negligent breach of their duties as director of the corporation. The burden of proof for a violation of these duties is with the company or with the shareholder bringing a suit against the director.

Compensation

2020 Compensation

The aggregate compensation awarded to, earned by and paid to our current directors and executive officers who were employed by or otherwise performed services for us for the fiscal year ended December 31, 2020 was $2,230,369 (using an exchange rate of €1.00 to $1.18, which was the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021). The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our current directors and executive officers who were employed by or otherwise performed services for us with respect to the fiscal year ended December 31, 2020 was $458,929 (using an exchange rate of €1.00 to $1.18, which was the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021).

In 2020, our executive officers had the opportunity to earn annual cash bonuses to compensate them for attaining short-term company and individual performance goals. Each officer had an annual target bonus for 2020 that is expressed as a percentage of his or her annual base salary. Awards under the bonus plan for 2020 were generally based on a Company-wide financial Adjusted EBITDA metrics and individual contributions and were determined by our remuneration committee. Amounts paid in respect of these annual bonuses are included in the aggregate compensation amount shown in the paragraph above.

Executive Officer and Board Member Employment Agreements

We and our subsidiaries have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer. These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

Management Participation Program

Certain of our directors and executive officers participate in our Management Participation Program (the “MPP”), under which participants indirectly purchased participation certificates of Sportradar Holding AG on a leveraged basis through Slam InvestCo S.à r.l. (“MPP Co”), a special purpose vehicle established to hold participation certificates of Sportradar Holding AG for the MPP.

Prior to the consummation of this offering, shares of MPP Co held by MPP participants are generally non-transferable other than via a call right triggered by the occurrence of a Leaver Event, which includes Bad Leaver Events, Intermediate Leaver Events, and Good Leaver Events. A Bad Leaver Event generally occurs when an MPP participant (i) terminates his or her employment or service with us voluntarily without cause, (ii) is terminated by us for cause, (iii) violates the terms of the MPP, (iv) enters insolvency proceedings, or (v) is found guilty of a severe criminal offense. An Intermediate Leaver Event occurs when, at least three years following the later of the effective date of the MPP or such MPP participant’s commencement of employment or service, such MPP participant terminates his or her employment with us voluntarily without cause and the MPP Co Remuneration Committee chooses to designate such MPP participant as an Intermediate Leaver in its discretion. A Good Leaver Event occurs when an MPP participant (i) terminates his or her employment or service with us for cause, (ii) is terminated by us without cause, (iii) retires upon reaching ordinary retirement age, or (iv) terminates employment with us due to death or permanent disability. MPP participants who experience a Leaver Event are referred to as Bad Leavers, Intermediate Leavers, and Good Leavers, respectively.

Upon a Bad Leaver event, MPP Co shares held by a Bad Leaver are repurchased for the lower of the amount of such Bad Leaver’s investment in the MPP and the fair market value of such MPP Co shares. Upon an Intermediate Leaver Event, and MPP Co shares held by an Intermediate Leaver who has participated in the MPP for a year or more are repurchased for an amount to be decided by the MPP Co Remuneration Committee on a case by case basis (but in no case for less than the amount of such Intermediate Leaver’s investment in the MPP or more than the fair market value of such MPP Co shares). Upon a Good Leaver Event, MPP Co shares held by a Good Leaver who has participated in the MPP for a year or more are repurchased for the fair market value of such MPP Co shares. MPP Co shares held by Intermediate Leavers and Good Leavers who have participated in the MPP for less than one year are repurchased for the amount of such Intermediate Leaver’s or Good Leaver’s investment in the MPP.

In connection with this offering, MPP participants will contribute their shares of MPP Co to Sportradar and MPP Co will become a subsidiary of Sportradar. The MPP participants will, in exchange, receive our Class A ordinary shares, a portion of which will be vested and no longer subject to repurchase by Sportradar and a portion of which will initially be unvested and subject to repurchase by Sportradar upon a termination of employment in certain circumstances. The vesting schedule generally provides for 35% of each participant’s Class A ordinary shares to vest immediately upon the consummation of this offering and for the remaining 65% to vest in three equal installments on each of December 31, 2022, 2023 and 2024. If a participant terminates employment with us (other than as a Good Leaver) prior to vesting, the participant’s Sportradar shares will be subject to repurchase, at the election of Sportradar in the discretion of the remuneration committee, for an amount equal to the excess, if any, of the amount such participant paid for his or her MPP Co shares under the MPP over the sum of the value previously received by such participant in respect of his or her participation in the MPP. The remuneration committee may or may not choose to exercise such repurchase right, depending on the circumstances of the participant’s termination of employment or service. If a participant terminates employment or service as a Good Leaver, his or her shares will become fully vested and will not be subject to repurchase.

The table below provides an estimate of the amount of Class A ordinary shares that will be received by the MPP participants in connection with this offering based on the number of MPP Co shares held by such MPP participant as of immediately prior to this offering and the initial public offering price of $27.00:

Name	Class A Ordinary Shares Received Pursuant to MPP
Executive Officers
Carsten Koerl	—
Alexander Gersh	451,665
Eduard H. Blonk	225,833
Ben Burdsall	302,596
Ulrich Harmuth	451,665
Lynn S. McCreary	—
Non-Employee Board Members
Jeffery W. Yabuki	370,602
Deirdre Bigley	—
John A. Doran	—
George Fleet	112,901
Hafiz Lalani	—
Charles J. Robel	451,665
Marc Walder	225,833
All Other MPP Participants	6,973,704

Shares received by the MPP Participants in exchange for their MPP Co shares will not be issued pursuant to (or reduce the number of shares available for issuance under) our 2021 Plan.

Phantom Option Plan

In addition to the MPP, we maintain for certain key employees who are not executive officers, a Phantom Option Plan (the “POP”), under which participants are entitled to bonus payments calculated by reference to the value of a hypothetical option to purchase shares of Sportradar Holding AG. Thirty percent (30%) of phantom options, the time-based phantom options, granted to each POP participant are subject to a transaction requirement and time-based vesting criteria, whereby, in order for such time-based phantom options to fully vest, a sale of Sportradar Holding AG or an initial public offering of the shares of Sportradar Holding AG or one of its affiliates must occur and such time-based phantom options must satisfy a time-based vesting schedule under which 20% of such time-based phantom options satisfy the time-based vesting schedule on each of the first five anniversaries of the grant date of such time-based phantom options. The remaining seventy percent (70%) of phantom options, the performance-based phantom options, granted to each POP participant are subject to performance-based vesting criteria and generally vest upon the achievement of certain return on invested capital thresholds by CPP Investments in connection with a sale or other liquidity event for Sportradar Holding AG.

In the event of an initial public offering of shares by Sportradar Holding AG or any of its affiliates (including this offering), phantom options will convert into restricted share units, or replacement awards, to be issued under the 2021 Plan (as defined below in “—Omnibus Stock Plan”). Replacement awards relating to time-based phantom options will continue to vest on the schedule described above and replacement awards relating to performance-based phantom options will vest 25% on the later of the first anniversary of the grant date of such performance-based phantom options or the six month anniversary of the offering and 25% on each of the second, third, and fourth anniversaries of the grant date of such performance-based phantom options.

In connection with this offering, the outstanding awards under the POP will be converted into approximately 1,199,364 restricted stock units, which will be granted to the POP participants pursuant to (and come out of the number of shares available for issuance under) our 2021 Plan.

Omnibus Stock Plan

Effective prior to the consummation of this offering, we intend to adopt and our shareholders will have approved, in a consultative vote, the Sportradar Group AG Omnibus Stock Plan (the “2021 Plan”), under which we may grant cash and equity-based incentive awards to eligible individuals in order to attract, retain and motivate the persons who make important contributions to us and our subsidiaries. The material terms of the 2021 Plan are summarized below.

Eligibility and Administration

Our employees, consultants and directors, and employees and consultants of our subsidiaries, will be eligible to receive awards under the 2021 Plan. The 2021 Plan will be administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the 2021 Plan, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the 2021 Plan, to interpret the 2021 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2021 Plan as it deems advisable. The plan administrator will also have the authority to grant awards, determine which eligible individuals receive awards and set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2021 Plan.

Shares Available for Awards

An aggregate of 29,257,126 Class A ordinary shares will initially be reserved for issuance (e.g., out of conditional or authorized capital) under the 2021 Plan. No more than 29,257,126 shares of Class A ordinary shares may be issued under the 2021 Plan upon the exercise of incentive stock options.

If an award under the 2021 Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2021 Plan. Awards granted under the 2021 Plan in substitution for any options or other stock or stock-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2021 Plan, but may count against the maximum number of shares that may be issued upon the exercise of incentive stock options.

Awards

The 2021 Plan provides for the grant of stock options, including incentive stock options (“ISOs”), and nonqualified options (“NSOs”), stock appreciation rights (“SARs”), restricted stock, dividend equivalents, restricted stock units (“RSUs”), and other stock or cash based awards. Certain awards under the 2021 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code. (as defined below under the heading — Material U.S. Federal Income Tax Considerations for U.S. Holders). All awards under the 2021 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

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Stock Options and SARs. Stock options provide for the purchase of shares of our Class A ordinary shares in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of a stock option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

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Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our Class A ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our Class A ordinary shares prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted stock and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2021 Plan.

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Other Stock or Cash Based Awards. Other stock or cash-based awards are awards of cash, fully vested shares of our Class A ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A ordinary shares or other property. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance Criteria

The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the 2021 Plan may include, but are not limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales or placement-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company’s performance or the performance of a subsidiary, division, business segment or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.

Certain Transactions

In connection with certain corporate transactions and events affecting our Class A ordinary shares, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2021 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2021 Plan and replacing or terminating awards under the 2021 Plan. In addition, in the event of certain non-reciprocal transactions with our stockholders, the plan administrator will make equitable adjustments to awards outstanding under the 2021 Plan as it deems appropriate to reflect the transaction.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2021 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2021 Plan, may materially and adversely affect an award outstanding under the 2021 Plan without the consent of the affected participant and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator may and shall have the right to, without the approval of our stockholders, amend any outstanding stock option or SAR to reduce its price per share. The 2021 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by our board of directors. No awards may be granted under the 2021 Plan after its termination.

Claw-Back Provisions, Transferability and Participant Payments

All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2021 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2021 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2021 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of our Class A ordinary shares that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

See also “Description of Share Capital and Articles of Association—Principles of the Compensation of the Board of Directors and the Executive Management.”

Employee Share Purchase Plan

In connection with the offering, we have adopted, and our shareholders have approved, in a consultative vote, the 2021 Employee Share Purchase Plan, or ESPP. The material terms of the ESPP are summarized below.

The ESPP will be comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the ESPP. Specifically, the ESPP will authorize (1) the grant of options to employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”), and (2) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non-U.S. laws and other considerations (the “Non-Section 423 Component”). The Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component, except as otherwise required by applicable law, rule or regulation.

Shares Available; Administration. A total of 5,916,441 Class A ordinary shares will be initially reserved for issuance (e.g., out of conditional or authorized capital) under our ESPP. The compensation committee of our board of directors will be the plan administrator of the ESPP and will have authority to interpret the terms of the ESPP and determine eligibility of participants.

Eligibility. The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. Employees of our company and our designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the plan administrator. However, an employee may not be granted rights to purchase shares under the ESPP if such employee, immediately after the grant, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of our ordinary shares.

If the grant of a purchase right under the ESPP to any eligible employee who is a citizen or resident of a foreign jurisdiction would be prohibited under the laws of such foreign jurisdiction or the grant of a purchase right to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code, as determined by the plan administrator in its sole discretion, such employee will not be permitted to participate in the Section 423 Component.

Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the relevant offering date. Directors who are not employees, as well as consultants, are not eligible to participate in the ESPP. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.

Participation in an Offering. Shares will be offered under the ESPP during offering periods. The length of offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on the last day of each offering period (or such other date as set forth in the offering document). Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. To the extent applicable, in non-U.S. jurisdictions where participation in the ESPP through payroll deductions is prohibited, the plan administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the ESPP in a form acceptable to the plan administrator in lieu of or in addition to payroll deductions.

The ESPP will permit participants to purchase our Class A ordinary shares through payroll deductions of up to 15% of their eligible compensation, which will include a participant’s gross base compensation for services to us. In addition, no employee will be permitted to accrue the right to purchase shares under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per Class A ordinary share as of the first day of the offering period).

On the first trading day of each offering period, each participant automatically will be granted an option to purchase our Class A ordinary shares. The option will be exercised on the applicable purchase date(s) during the offering period, to the extent of the payroll deductions accumulated during the applicable purchase period. The purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be 85% of the lower of the fair market value of our Class A ordinary shares on the first trading day of the offering period or on the applicable purchase date, which will be the final trading day of the applicable purchase period.

Participants may voluntarily end their participation in the ESPP at any time at least one week prior to the end of the applicable offering period (or such longer or shorter period specified by the plan administrator), and will be paid their accrued payroll deductions that have not yet been used to purchase Class A ordinary shares. Participation ends automatically upon a participant’s termination of employment.

Transferability. A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided in the ESPP.

Certain Transactions. In the event of certain transactions or events affecting our Class A ordinary shares, such as any share dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, (iii) the adjustment in the number and type of shares subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase shares on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights.

Plan Amendment; Termination. The plan administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval of any amendment to the ESPP must be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP.

Insurance and Indemnification

To the extent permitted under Swiss Law, our Amended Articles contain provisions governing the indemnification of the members of our board of directors and of our executive management and the advancing of related defense costs to the extent not included in insurance coverage or paid by third parties. Indemnification of other controlling persons is not permitted under Swiss law, including shareholders of the corporation.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the company.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of June 30, 2021 and as adjusted to reflect the sale of our Class A ordinary shares in this offering and the concurrent private placements by:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Class A ordinary shares or Class B ordinary shares;

•	each of our executive officers and our board of directors;

•	each of our executive officers and our board of directors as a group; and

•	the Selling Shareholder.

For further information regarding material transactions between us and principal shareholders, see “Related Party Transactions.”

The number of ordinary shares beneficially owned by each entity, person, executive officer, board member or Selling Shareholder is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of June 30, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of shares beneficially owned before the offering and the concurrent private placement is computed on the basis of 531,008 Class A ordinary shares and no Class B ordinary shares outstanding as of June 30, 2021, which reflects the Reorganization Transactions as if such conversion and transactions had occurred as of June 30, 2021, but without giving effect to the issuance of Class B ordinary shares to Carsten Koerl, our Founder. The percentage of shares beneficially owned after the offering and the concurrent private placements is based on 205,454,977 Class A ordinary shares and 903,670,701 Class B ordinary shares to be outstanding after this offering and the concurrent private placements, and assumes no exercise of the option to purchase additional Class A ordinary shares from the Selling Shareholder. Class A and Class B ordinary shares that a person has the right to acquire within 60 days of June 30, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Sportradar, Feldlistrasse 2, CH-9000 St. Gallen, Switzerland.

	Number of shares beneficially owned before the offering and the concurrent private placements		Percentage of shares beneficially owned before the offering and the concurrent private placements		Number of shares beneficially owned after the offering and the concurrent private placements		Percentage of total voting power after the offering and the concurrent private placements
Name of beneficial owner	Class A ordinary shares	Class B ordinary shares	Class A ordinary shares	Class B ordinary shares	Class A ordinary shares	Class B ordinary shares
5% or Greater Shareholders
Blackbird Holdco Ltd.(1)	253,483	—	47.8%	—	131,501,490	—	11.9%
Radcliff SR I LLC(2)	27,641	—	5.2%	—	15,265,392	—	1.4%
Slam InvestCo S.à r.l.(3)	27,688	—	5.2%	—	9,566,464	—	0.9%

Executive Officers and Board Members
Carsten Koerl(4)	180,932	—	34.1%	—	3,500,000	903,670,701	81.8%
Alexander Gersh(5)	—	—	—	—	451,665	—	0.0%
Eduard Blonk(6)	—	—	—	—	225,833	—	0.0%
Ben Burdsall(7)	—	—	—	—	302,596	—	0.0%
Ulrich Harmuth(8)	—	—	—	—	451,665	—	0.0%
Lynn S. McCreary	—	—	—	—	—	—	—
Jeffery W. Yabuki(9)	—	—	—	—	478,507	—	—
Deirdre Bigley	—	—	—	—	—	—	—
John Doran(10)	65,335	—	—	—	34,060,624	—	3.1%
George Fleet(11)	—	—	—	—	112,901	—	0.0%
Hafiz Lalani	—	—	—	—	—	—	—
Charles Robel(12)	—	—	—	—	451,665	—	0.0%
Marc Walder(13)	—	—	—	—	225,833	—	0.0%
All executive officers and board members as a group (13 persons)(14)	180,932	—	34.1%	—	40,261,290	903,670,701	85.1%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)

Blackbird Holdco Ltd. (“Blackbird”) is held by CPP Investment Board Europe S.à r.l. (“CPPIB Europe”), TCV Luxco Sports S.à.r.l. (“TCV Europe”), Blackbird BV InvestCo S.à r.l. (“Blackbird BV”) and 10868680 Canada Inc. (“10868680 Canada”). CPPIB Europe may be deemed to have the sole voting and dispositive power over the Sportradar shares indirectly held by Blackbird BV. CPPIB Europe is a wholly owned subsidiary of Canada Pension Plan Investment Board (“CPP Investments”) and, accordingly, CPP Investments may be deemed to beneficially own the Sportradar shares indirectly held by CPPIB Europe for purposes of Section 13(d) of the Exchange Act. None of the members of the board of directors of CPP Investments has sole voting or dispositive power with respect to such Sportradar shares. Technology Crossover Management IX, Ltd. (“TCM”) is a general partner of TCV Member Fund, L.P. (the “Member Fund”) and the general partner of Technology Crossover Management IX, L.P. (“Management”), which is the direct general partner of each of TCV IX, L.P., TCV IX (A), L.P., TCV IX (B), L.P., and TCV Sports, L.P. (collectively, the “TCV IX Funds” and together with Member Fund, the “TCV Funds”). The TCV Funds hold 100% of the interest in TCV Europe. TCM may be deemed to have the sole voting and dispositive power over the Sportradar shares indirectly held by TCV Europe. John Doran is a member of TCM and a limited partner of Management and Member Fund and may be deemed to have voting and dispositive power over the Sportradar shares indirectly held by TCV Europe. Mr. Doran disclaims beneficial ownership except to the extent of his pecuniary interest in TCM, Management and Member Fund. 10868680 Canada is a wholly owned subsidiary of Richard Hamm, who is unaffiliated with CPP Investments. 10868680 Canada has agreed not to vote or transfer any of the Blackbird shares held by 10868680 Canada except as directed by CPP Investments and, accordingly, CPP Investments may be deemed to beneficially own such shares for purposes of Section 13(d) of the Exchange Act. The address for Blackbird is Aztec Group House, 11-15 Seaton Place, St Helier Jersey JE4 0QH.
(2)

Includes 925,925 Class A ordinary shares purchased in connection with the concurrent private placements, based upon the initial public offering price of $27.00 per Class A ordinary share. Evan Morgan, as manager of Radcliff SR I LLC (“Radcliff”), may be deemed to beneficially own such ordinary shares. Mr. Morgan expressly disclaims beneficial ownership of the Class A ordinary shares held by Radcliff. The address for Radcliff is 408 Greenwich Street, 2nd Floor, New York, NY 10013. All of the ordinary shares held by Radcliff SR I LLC will be pledged as collateral to secure obligations under a Margin Loan. See “Underwriting—Other Relationships” for more information.

(3)

Slam InvestCo S.à r.l. (“MPP Co”) is held by Blackbird, Sportradar Holding AG and the participants of the Management Participation Program. Blackbird is held by CPPIB Europe, TCV Europe, Blackbird BV and 10868680 Canada. See footnote (1) above for information regarding CPPIB Europe, TCV Europe, Blackbird BV and 10868680 Canada. The address for MPP Co is 1B Heienhaff, L-1736 Senningerberg, Luxembourg.

(4)

Includes 180,932 pre-conversion ordinary shares held by Carsten Koerl. Carsten Koerl was the sole founder of Sportradar Group AG and is currently the sole shareholder of Sportradar Group AG holding 1,000,000 shares with a nominal value of CHF 0.10 each, which will be taken into account in the course of the Reorganization Transactions.

(5)	Includes 451,665 Class A ordinary shares acquired under our Management Participation Program through MPP Co.
(6)	Includes 225,833 Class A ordinary shares acquired under our Management Participation Program through MPP Co.
(7)	Includes 302,596 Class A ordinary shares acquired under our Management Participation Program through MPP Co.
(8)	Includes 451,665 Class A ordinary shares acquired under our Management Participation Program through MPP Co.
(9)	Includes 370,602 Class A ordinary shares acquired under our Management Participation Program through MPP Co. and 104,177 Class A ordinary shares held through Lion Sky LLC.
(10)

Includes 34,060,624 Class A ordinary shares indirectly held by TCV Europe identified in footnote (1) above. Mr. Doran disclaims beneficial ownership except to the extent of his pecuniary interest in TCM, Management and Member Fund.

(11)	Includes 112,901 Class A ordinary shares acquired under our Management Participation Program through MPP Co.
(12)	Includes 451,665 Class A ordinary shares acquired under our Management Participation Program through MPP Co.
(13)	Includes 225,833 Class A ordinary shares acquired under our Management Participation Program through MPP Co.
(14)	Includes 40,261,290 Class A ordinary shares held by all our current directors and executive officers as a group.

RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since January 1, 2019 with any of our members of our board or executive officers and the holders of more than 5% of any class of our voting securities.

Relationship with Carsten Koerl

Carsten Koerl is a member of our board and our Chief Executive Officer.

Mr. Koerl holds a 23% beneficial ownership in OOO PMBK, which is associated with Interactive Sports Holdings Limited and with which we generated revenue of €2.0 million in 2020 and €3.2 million in 2019. Mr. Koerl holds more than 50% beneficial ownership and serves as a member of the board of directors of Bettech Gaming (PYT) LTD, with which we generated revenue of €0.3 million in 2020 and €0.4 million in 2019. Mr. Koerl holds 30% beneficial ownership in Betgames – UAB TV Zaidimai, with which we generated revenue of €nil revenue in 2020 and of €0.4 million in 2019.

Relationship with Hafiz Lalani

Hafiz Lalani is a member of our board.

Mr. Lalani also served as a member of the board of directors of GlobalLogic until July 2021, to whom we paid €1.2 million in 2020 and €0.1 million in 2019 for R&D support and technology services provided.

Relationship with NSoft and Bayes

We generated total revenue of €2.9 million in 2020 and €2.5 million in 2019 with NSoft and Bayes Esports Solutions GmBH (“Bayes”), enterprises in which we hold more than 10% beneficial ownership.

Management Participation Program

For a description of the management participation program in which certain of our board members and executive officers are involved in, please see “Management—Compensation—Management Participation Program.”

Shareholders’ Agreement

On May 6, 2021, we entered into the Eighth Accession and Amended Agreement to the Shareholders Agreement with certain of our existing shareholders (together, as amended, the “Pre-IPO Shareholders’ Agreement”). The Pre-IPO Shareholders’ Agreement will terminate upon completion of this offering and the concurrent private placements. Upon completion of this offering Carsten Koerl, CPP Investment Board Europe S.à r.l. and TCV Luxco Sports S.à r.l. will enter into a new Shareholders’ Agreement (the “Shareholders’ Agreement”), the form of which is filed as an exhibit to this Registration Statement. Pursuant to the Shareholders’ Agreement, the shareholders will agree to grant Carsten Koerl Class B ordinary shares that grant Carsten Koerl ten times more voting power with the same amount of capital invested as Class A shareholders, and establish certain board composition requirements. The Shareholders’ Agreement will terminate in relation to a party if such party ceases to, directly or indirectly, own 7.5% of the outstanding share capital of the Company.

Registration Rights Agreement

On the date of the closing of this offering, we expect to enter into a Registration Rights Agreement with CPP Investment Board Europe S.à r.l., TCV Luxco Sports S.à r.l., Carsten Koerl and Sportradar Group AG (the “Registration Rights Agreement”), pursuant to which such investors will have certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any registrable securities and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.

Agreements with Board Members and Executive Officers

For a description of our agreements with our board members and executive officers, please see “Management—Compensation—Executive Officer and Board Member Employment Agreements.”

Indemnification Agreements

We intend to enter into indemnification agreements with our board members and executive officers. See “Management—Insurance and Indemnification” for further information on indemnification.

Related Party Transaction Policy

Our board has adopted a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following is a description of the material terms of our Amended Articles as well as a brief description of certain significant provisions of the Swiss Code of Obligations (the “Swiss CO”) as will both be in effect upon the completion of this offering. On June 19, 2020, the Swiss Parliament approved legislation that will modernize certain aspects of Swiss law, including, (i) the modernization and increased flexibility for a stock corporation’s capital base, (ii) corporate governance and executive compensation matters, (iii) the strengthening of shareholder rights and the protection of minorities, (iv) financial distress and restructuring measures and (v) certain socio- political topics (e.g., gender representation and disclosure requirements for companies active in the raw materials sector). Other than with respect to the new rules on gender representation and disclosure requirements for companies active in the raw materials sector, which, subject to transitional periods, came into effect on January 1, 2021, the effective date of the new legislation has not yet been announced (but is expected to come into force in the near- to mid-term). In light of these reforms, certain sub-sections discussed in more detail below will be subject to the changes and modifications pursuant to this new legislation.

The following description may not contain all of the information that is important to you and we therefore refer you to the relevant provisions of Swiss law and our Amended Articles. A copy of our Amended Articles is filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

We are formed as a stock corporation (Aktiengesellschaft) under the laws of Switzerland. We were incorporated and registered on June 24, 2021 in the Commercial Register. We have our registered office and principal business office at Feldlistrasse 2, 9000 St. Gallen, Switzerland and are registered in the Commercial Register under the number CHE-164.043.805.

Share Capital

Immediately prior to the consummation of this offering and the concurrent private placements, our outstanding share capital consisted of 180,380,903 Class A ordinary shares, each with a nominal value of CHF 0.10 and 903,670,701 Class B ordinary shares, each with a nominal value of CHF 0.01.

Upon the consummation of this offering and the concurrent private placements, our outstanding share capital consists of 205,454,977 Class A ordinary shares, each with a nominal value of CHF 0.10 and 903,670,701 Class B ordinary shares, each with a nominal value of CHF 0.01.

Dual Class Share Structure

Our Amended Articles will provide for two classes of shares, Class A ordinary shares with a nominal value of CHF 0.10 each and Class B ordinary shares with a nominal value of CHF 0.01 each. Because each of our shares carries one vote in our general meeting of shareholders, irrespective of the nominal value of the shares, Class B shareholders have ten times more voting power with the same amount of capital invested as Class A shareholders on all matters except for certain reserved matters under Swiss law. See “—Voting Rights”.

Class B ordinary shares are subject to transfer restrictions both under our Amended Articles as well as under a conversion agreement between the Founder and the Company. Class B ordinary shares will automatically convert into shares of Class A ordinary shares upon certain mandatory conversion events, including (i) death of the Founder; (ii) dismissal of the Founder as Chief Executive Officer for good cause, being any dismissal and/or replacement of the Chief Executive Officer pursuant to article 340c para. 2 of the Swiss CO; (iii) the occurrence of 30 September 2028; or (iv) if the holder of Class B ordinary shares ceases to hold, directly or indirectly, shares with an aggregate nominal value representing 15% or more of the aggregate nominal value of the total issued and outstanding share capital of the Company, from time to time.

The Class B ordinary shares are not being registered as part of this offering.

Changes in Our Share Capital

We were registered with the Commercial Register on June 24, 2021 with an initial share capital of CHF 100,000.00 divided into 1,000,000 registered shares with a nominal value of CHF 0.10 each.

Our share capital was not increased prior to this offering and the concurrent private placements.

Participation Certificates and Profit Sharing Certificates

We do not have any issued and/or outstanding registered participation certificates (Partizipationsscheine) or profit sharing certificates (Genussscheine).

Articles of Association

Ordinary Capital Increase, Authorized and Conditional Share Capital

Under current Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within three months of the respective general meeting of shareholders in order to become effective. The amount by which the capital can be increased in an ordinary capital increase is unlimited, provided that sufficient contributions are made to cover the capital increase.

Under our Amended Articles, in the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the votes cast at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory pre-emptive rights or advance subscription rights are limited or withdrawn or where transformation of freely disposable equity into share capital is involved, a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented is required.

Furthermore, under the current Swiss CO, our shareholders, by a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented, may authorize our board of directors to issue shares of a specific aggregate nominal value up to a maximum of 50% each of the share capital in the form of:

•

conditional share capital (bedingtes Aktienkapital) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of us or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or consultants or to our subsidiaries or other persons providing services to us or a subsidiary to subscribe for new shares (conversion or option rights); or

•

authorized share capital (genehmigtes Aktienkapital) to be utilized by the board of directors within a period determined by the shareholders, but not exceeding two years from the date of the shareholder approval.

Pre-Emptive and Advance Subscription Rights

Under Swiss corporate law, shareholders have pre-emptive rights (Bezugsrechte) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt or finance instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of conversion rights, convertible bonds or similar debt or finance instruments.

A resolution passed at a general meeting of shareholders by two-thirds of the votes represented and the absolute majority of the nominal value of the shares represented may authorize our board of directors to withdraw or limit pre-emptive rights or advance subscription rights in certain circumstances. Pursuant to our Amended Articles, the pre-emptive rights and the advance subscription rights of the shareholders are excluded regarding the conditional share capital for employee or director participation.

If pre-emptive rights are granted, but not exercised, our board of directors may allocate the pre-emptive rights as it elects.

Our Authorized Share Capital

Under our Amended Articles, our board of directors is authorized to increase the share capital at any time until September 13, 2023, by an aggregate amount equal to a maximum of 50% of the share capital outstanding upon the consummation of this offering and the concurrent private placements through one or several issuances of a corresponding amount of Class A ordinary shares, which would have to be fully paid-in, with a nominal value of CHF 0.10 each.

Increases in partial amounts are permitted. Our board of directors has the power to determine the issue price that may be below the market price, the type of contribution, the date of issue, the conditions for the exercise of pre-emptive rights and the beginning date for dividend entitlement.

Our board of directors is also authorized to withdraw or limit pre-emptive rights as described above in the instances as laid out in the Amended Articles, e.g. (i) in connection with strategic partnering and co-operation transactions; (ii) in connection with mergers, acquisitions (including take-over) of companies, enterprises or parts of enterprises, participations or intellectual property rights (incl. licenses) or other types of strategic investments as well as financing or refinancing of such transactions; (iii) for the participation of directors, officers, employees at all levels and consultants of the Company and its group companies; (iv) for the purpose of expanding the shareholder base in connection with the listing of Class A ordinary shares on (additional) foreign stock exchanges; (v) for purposes of granting an over-allotment option (Greenshoe) or an option to subscribe for additional shares in a placement or sale of Class A ordinary shares to the respective initial purchaser(s) or underwriter(s) and (vi) for the exchange and buy-back, respectively, of Class B ordinary shares in exchange for Class A ordinary shares according to article 3a Section 2 of the Amended Articles issued from authorized share capital. If the period to increase the share capital lapses without having been used by the board of directors, the authorization to withdraw or limit the pre-emptive rights lapses simultaneously with such authorized capital.

Our Conditional Share Capital

Our share capital may be increased by an aggregate amount equal to a maximum of 15% of the share capital outstanding upon the consummation of this offering and the concurrent private placements through one or several issuances of a corresponding amount of Class A ordinary shares, which would have to be fully paid-in, with a nominal value of CHF 0.10 each, upon the exercise of option rights or in connection with other rights regarding shares (including restricted stock units (RSU) or performance stock units (PSU)) granted to officers and employees or directors at all levels of the Company and its group companies according to respective regulations and resolutions of the board of directors. The conditions for the allocation and exercise of the option rights and other rights regarding shares from conditional share capital are determined by the board of directors. The shares may be issued at a price below the market price. The pre-emptive rights and the advance subscription rights of the shareholders are excluded.

Uncertificated Securities

Our shares are uncertificated securities (Wertrechte, within the meaning of Article 973c of the Swiss CO) and, when administered by a financial intermediary (Verwahrungsstelle, within the meaning of the Federal Act on Intermediated Securities, or FISA), qualify as intermediated securities (Bucheffekten, within the meaning of the FISA). In accordance with Article 973c of the Swiss CO, we will maintain a non-public register of uncertificated securities (Wertrechtebuch).

Shareholders may request from us a written confirmation in respect of their shares. Shareholders are not entitled, however, to request the printing and delivery of share certificates. We may print and deliver certificates for shares at any time at our option. We may also, at our option, withdraw uncertificated shares from the custodian system where they have been registered and, with the consent of the shareholder, cancel issued certificates that are returned to us.

General Meeting of Shareholders

The general meeting of shareholders is our supreme corporate body. Under Swiss law, ordinary and extraordinary general meetings of shareholders may be held. Under Swiss law, an ordinary general meeting of shareholders must take place annually within six months after the end of a corporation’s financial year. In our case, this means on or before June 30 of any calendar year.

The following powers are vested exclusively in the general meeting of shareholders:

•	adopting and amending the articles of association;

•	electing the members of the board of directors, the chairman of the board of directors, the members of the compensation committee, the independent auditor and the independent proxy;

•

approving the management report, the annual statutory financial statements and the consolidated financial statements, and deciding on the allocation of profits as shown on the balance sheet, in particular with regard to dividends;

•	approving the aggregate compensation of members of the board of directors and executive management, which under Swiss law is not necessarily limited to the executive officers;

•	discharging the members of the board of directors and executive management from liability with respect to their tenure in the previous financial year; and

•	deciding matters reserved to the general meeting of shareholders by law or the articles of association or that are presented to it by the board of directors.

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or, under certain circumstances, by our independent auditor, liquidator or the representatives of bondholders, if any. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders upon a respective resolution of the general meeting of shareholders or upon a corresponding request of shareholders representing at least 10% of the share capital. Such request must set forth the items to be discussed and the proposals to be acted upon. The board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on our stand-alone annual statutory balance sheet, half of our share capital and reserves are not covered by our assets.

Voting and Quorum Requirements

Pursuant to our Amended Articles, shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the absolute majority of the votes cast at the general meeting of shareholders, unless otherwise stipulated by Swiss law or our Amended Articles.

Under Swiss law and our Amended Articles, a resolution of the general meeting of the shareholders passed by two-thirds of the votes represented at the general meeting (in person or by proxy), and the absolute majority of the nominal value of the shares represented is required for:

•	the introduction, easement or abolition of restrictions of the transferability of registered shares;

•	any creation of shares with preferential rights or with privileged voting rights;

•	any authorized or conditional capital increases;

•	any increase of capital against the Company’s equity, against contributions in kind, or for the purpose of acquiring assets or the granting of special benefits;

•	any limitation or withdrawal of subscription rights;

•	any change of the registered office or corporate name of the Company;

•	any sale of all or substantially all of the assets of the Company;

•	any merger, demerger or similar reorganization of the Company;

•	the liquidation of the Company;

•	the amendment or repeal of the registration or voting restrictions and the provision for indemnification of the members of the board of directors and the executive management; and

•	any other cases listed in article 704 para. 1 Swiss CO.

The same voting requirements apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended, (the “Swiss Merger Act”) (including a merger, demerger or conversion of a corporation) see “—Compulsory Acquisitions; Appraisal Rights.”

In accordance with Swiss law and generally accepted business practices, our Amended Articles do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of Nasdaq listing standards, which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares.

Notice

General meetings of shareholders must be convened by the board of directors at least 20 days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Registered shareholders may also be informed by ordinary mail or e-mail. The notice of a general meeting of shareholders must state the items on the agenda, the motions to the shareholders and, in case of elections, the names of the nominated candidates. A resolution on a matter which is not on the agenda may not be passed at a general meeting of shareholders, except for motions to convene an extraordinary general meeting of shareholders or to initiate a special investigation, on which the general meeting of shareholders may vote at any time. No previous notification is required for motions concerning items included in the agenda or for debates that do not result in a vote.

All of the owners or representatives of our shares may, if no objection is raised, hold a general meeting of shareholders without complying with the formal requirements for convening general meetings of shareholders (a universal meeting). This universal meeting of shareholders may discuss and pass binding resolutions on all matters within the purview of the general meeting of shareholders, provided that the owners or representatives of all the shares are present at the meeting.

Agenda Requests

Pursuant to Swiss law and our Amended Articles, one or more shareholders, whose combined shareholdings represent at least 10% of the share capital of the Company or an aggregate nominal value of at least CHF 1,000,000 may request that an item be included in the agenda for a general meeting of shareholders. To be timely, the shareholder’s request must be received by us generally at least 45 calendar days in advance of the meeting and must be in writing, specifying the item and the proposals.

Our annual report, the compensation report and the auditor’s report must be made available for inspection by the shareholders at our registered office no later than 20 days prior to the general meeting of shareholders. Shareholders of record may be notified of this in writing.

Shareholder Proposals

Under Swiss law, at any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. In addition, even if the proposal is not part of any agenda item, any shareholder may propose to the meeting to convene an extraordinary general meeting of shareholders or to have a specific matter investigated by means of a special investigation where this is necessary for the proper exercise of shareholders’ rights.

Voting Rights

Holders of our Class A ordinary shares and the holder of our Class B ordinary shares will vote together as a single class on all matters presented to shareholders for their vote or approval, except as otherwise required by Swiss law or our Amended Articles. Each share of Class A and Class B ordinary shares will entitle its holder to one vote per share. As the nominal value of Class B ordinary shares is ten times lower than the nominal value of Class A ordinary shares, Class B shareholders have ten times more voting power with the same amount of capital invested as Class A shareholders on all matters, except for (i) the matters set forth in article 693 para. 3 Swiss CO (e.g., election of the independent auditor; appointment of experts to audit the corporation’s business management or parts thereof; any resolution concerning the instigation of a special investigation and any resolution concerning the initiation of a liability action) and (ii) selected important matters under Swiss law that require an absolute majority of the nominal value of shares represented. See “—Voting and Quorum Requirements.”

The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in our share register (Aktienbuch) at cut-off date determined by the board of directors. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy holder (annually elected by the general meeting of shareholders), another registered shareholder or third person with written authorization to act as proxy or the shareholder’s legal representative.

Dividends and Other Distributions

Our board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Dividend payments require a resolution passed by an absolute majority of the votes cast at a general meeting of shareholders. In addition, our independent auditor must confirm that the dividend proposal of our board of directors conforms to Swiss law and our Amended Articles.

Under Swiss law, we may pay dividends only if we have sufficient distributable profits from the previous financial year (Jahresgewinn) or brought forward from the previous financial years (Gewinnvortrag), or if we have distributable reserves (frei verfügbare Reserven), each as evidenced by the Company’s audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and by the Amended Articles have been deducted. Under the current Swiss law, we are not permitted to pay interim dividends out of profit of the current financial year.

Distributable reserves are generally booked either as “free reserves” (freie Kapitalreserven) or as “reserve from capital contributions” (Reserven aus Kapitaleinlagen). Under the Swiss CO, if our general reserves (Allgemeine Reserve) amount to less than 20% of our share capital recorded in the commercial register (i.e., 20% of the aggregate nominal value of our issued capital), then at least 5% of our annual profit must be retained as general reserves. In addition, if our general reserves amount to less than 50% of our share capital, 10% of the amounts distributed beyond payment of a dividend of 5% must be retained as general reserves. The Swiss CO permits us to accrue additional general reserves. Further, a purchase of our own shares, whether by us or a subsidiary, reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, the Swiss CO under certain circumstances requires the creation of revaluation reserves which are not distributable.

Distributions out of issued share capital (i.e. the aggregate nominal value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the votes cast at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. Upon approval by the general meeting of shareholders of the capital reduction, under the current Swiss law, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of the share capital may be implemented only after expiration of this time limit.

Our board of directors determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the payment, but shareholders may also resolve at the ordinary general meeting of shareholders to pay dividends in quarterly or other installments.

For a discussion of the taxation of dividends, see “Material Tax Considerations—Material Swiss Tax Considerations.”

Transfer of Shares and Transfer Restrictions

Shares in uncertificated form may only be transferred by way of assignment. Shares that constitute intermediated securities (Bucheffekten) may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with the relevant provisions of the FISA. Our Amended Articles contain a transfer restriction of Class B ordinary shares, whereby a transfer is subject to the approval by the board of directors.

Voting rights may be exercised only after a shareholder has been entered in our share register with (i) in the case of an individual, his or her name and address and (ii) in the case of legal entities, its registered office, as a shareholder with voting rights.

Inspection of Books and Records

Under the Swiss CO, a shareholder has a right to inspect the share register with respect to his or her own shares and otherwise to the extent necessary to exercise his or her shareholder rights. No other person has a right to inspect the share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets and other legitimate interests.

Special Investigation

If the shareholders’ inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special examiner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court at our registered office, currently St. Gallen, Canton of St. Gallen, Switzerland, to appoint a special examiner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10% of our share capital or holders of shares in an aggregate nominal value of at least CHF 2,000,000 may request within three months that the court appoint a special examiner. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive management infringed the law or our Amended Articles and thereby caused damages to the corporation or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are governed by the Swiss Merger Act (i.e., mergers, demergers, transformations and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented. If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such transaction.

Swiss corporations may be acquired by an acquirer through the direct acquisition of the shares of the Swiss corporation. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger with the approval of holders of 90% of the issued shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation). For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request the competent court to determine a reasonable amount of compensation. Shareholders who consider their equity rights not to have been adequately preserved or the compensation received or to be received to be inadequate are entitled to exercise appraisal rights in accordance with the Swiss Merger Act by filing a suit against the surviving corporation with the competent Swiss civil court at the registered office of the surviving corporation or of the transferring corporation. The suit must be filed within two months after the merger or demerger resolution has been published in the Swiss Official Gazette of Commerce. If such a suit is filed, the court must assess whether the equity rights have been adequately preserved or the compensation paid or to be paid to the shareholders is adequate compensation and, should the court consider it to be inadequate, determine any additional adequate compensation. A decision issued by a competent court in this respect can be acted upon by any person who has the same legal status as the claimant. The filing of an appraisal suit will not prevent completion of the merger or demerger.

In addition, under Swiss law, the sale of “all or substantially all of our assets” by us may require the approval of two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented. Whether a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

•	a core part of our business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•	our assets, after the divestment, are not invested in accordance with our corporate purpose as set forth in the Amended Articles; and

•

the proceeds of the divestment are not earmarked for reinvestment in accordance with our corporate purpose but, instead, are intended for distribution to our shareholders or for financial investments unrelated to our corporate purpose.

Principles of the Compensation of the Board of Directors and the Executive Management

Pursuant to Swiss law, beginning at our first general meeting of shareholders as a public corporation, our shareholders must annually approve the compensation of the board of directors and the persons whom the board of directors has, fully or partially, entrusted with our management, which we refer to as our “executive management.” The board of directors must issue, on an annual basis, a written compensation report that must be reviewed by our independent auditor, who also has to audit the financial statements. The compensation report must disclose, among other things, all compensation, loans and other forms of credits (e.g., indebtedness) granted by us, directly or indirectly to current or former members of the board of directors and executive management, however, with regard to former members only to the extent related to their former role or not on customary market terms.

The disclosure concerning compensation, loans and other forms of indebtedness must include:

•	the aggregate amount for the board of directors as well as the particular amount for each member of the board of directors, specifying the name and function of each respective person; and

•

the aggregate amount for the executive management as well as the particular amount for the member of the executive management with the highest compensation, specifying the name and function of such member.

Certain forms of compensation are prohibited for members of our board of directors and executive management, such as:

•

severance payments provided for either contractually or in the Amended Articles (compensation due during the notice period before termination of a contractual relationship does not qualify as severance payment);

•	advance compensation;

•	incentive fees for the acquisition or transfer of corporations or parts thereof by us or by companies being, directly or indirectly, controlled by the us;

•	loans, other forms of credit (e.g. indebtedness), pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the Amended Articles; and

•	equity securities and conversion and option rights awards not provided for in the articles of association.

Compensation to members of the board of directors and executive management for activities in entities that are, directly or indirectly, controlled by us is prohibited if the compensation (i) would have been prohibited if it was paid directly by us, (ii) is not provided for in our Amended Articles and (iii) has not been approved by the general meeting of shareholders.

Beginning at our first general meeting of shareholders as a public company, the shareholders will annually vote on the proposals of the board of directors with respect to:

•	the maximum aggregate amount of compensation of the board of directors until the next general meeting of shareholders; and

•	the maximum aggregate amount of compensation of the executive management for the following financial year.

The board of directors may submit for approval at the general meeting of shareholders deviating or additional proposals relating to the same or different periods.

If the general meeting of shareholders does not approve the proposed amount of the compensation, the board of directors may either submit new proposals at the same general meeting of shareholders, convene an extraordinary general meeting of shareholders and make new proposals for approval or may submit the proposals regarding compensation for retrospective approval at the next ordinary general meeting of shareholders.

In addition to fixed compensation, members of the executive management and, under certain circumstances, the board of directors may be paid variable compensation, depending on the achievement of certain performance criteria or for retention purposes.

The performance criteria may include corporate targets and targets in relation to the market, other companies or comparable benchmarks and individual targets, taking into account the position and level of responsibility of the recipient of the variable compensation. The board of directors or, where delegated to it, the compensation committee shall determine the relative weight of the performance criteria and the respective target values.

Compensation may be paid or granted in the form of cash, shares, financial instruments, or in the form of other types of benefits. The board of directors or, where delegated to it, the compensation committee shall determine grant, vesting, exercise and forfeiture conditions.

Borrowing Powers

Neither Swiss law nor our Amended Articles restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.

Repurchase of Shares and Purchases of Own Shares

The Swiss CO limits our right to purchase and hold our own shares. We and our subsidiaries may purchase shares only if and to the extent that (i) we have freely distributable reserves in the amount of the purchase price; and (ii) the aggregate nominal value of all shares held by us does not exceed 10% of our share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%; however, in such cases, if we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction within two years.

Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of share capital increases.

In addition, selective share repurchases are only permitted under certain circumstances. Within these limitations, as is customary for Swiss corporations, we may purchase and sell our own shares from time to time in order to meet our obligations under our equity plans, to meet imbalances of supply and demand, to provide liquidity and to even out variances in the market price of shares.

Notification and Disclosure of Substantial Share Interests

The disclosure obligations generally applicable to shareholders of Swiss corporations under the FMIA, do not apply to us since our shares are not listed on a Swiss exchange.

Pursuant to article 663c of the Swiss CO, Swiss corporations whose shares are listed on a stock exchange must disclose their significant shareholders and their shareholdings in the notes to their balance sheet, where this information is known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders linked through voting rights, who hold more than 5% of all voting rights.

Mandatory Bid Rules

The obligation of any person or group of persons that acquires more than one third of a corporation’s voting rights to submit a cash offer for all the outstanding listed equity securities of the relevant corporation at a minimum price pursuant to the FMIA does not apply to us since our shares are not listed on a Swiss exchange.

Ownership of Shares by Non-Swiss Residents

Except for the limitations on voting rights described above applicable to shareholders generally and the sanctions referred to below, there is no limitation under Swiss law or our Amended Articles on the right of non-Swiss residents or nationals to own Class A ordinary shares or to exercise voting rights attached to the Class A ordinary shares.

Foreign Investment and Exchange Control Regulations in Switzerland

Other than in connection with government sanctions imposed on certain persons from, in or related to the Republic of Iraq, the Islamic Republic of Iran, Central African Republic, Yemen, Lebanon, Libya, Sudan, the Republic of South Sudan, the Republic of Mali, Burundi, the Democratic Republic of Congo, Myanmar (Burma), Somalia, Syria, Guinea, Guinea-Bissau, Zimbabwe, Belarus, the Democratic People’s Republic of Korea (North Korea), Venezuela, Nicaragua, persons and organizations with connections to Osama bin Laden, the “Al- Qaeda” group or the Taliban, certain persons in connection with the assassination of Rafik Hariri as well as measures to prevent the circumvention of international sanctions in connection with the situation in Ukraine, there are currently no governmental laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of shares.

Listing

We have applied to list our Class A ordinary shares on Nasdaq under the symbol “SRAD.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A ordinary shares is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York, 11219, and its telephone number is (800) 937-5449.

COMPARISON OF SWISS LAW AND DELAWARE LAW

The Swiss laws applicable to Swiss corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Swiss CO and the Swiss Ordinance against Excessive Compensation in Public Corporations (Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften) of November 20, 2013 (the “Compensation Ordinance”) applicable to our company and the Delaware General Corporation Law (“DGCL”) applicable to companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents. For a more complete discussion, please refer to the DGCL, Swiss law, and our governing Amended Articles, organizational regulations, and committee charters (in each case as in effect following the completion of this offering).

The following is a brief description of certain significant provisions of the Swiss CO as will be in effect upon the completion of this offering. On June 19, 2020, the Swiss Parliament approved legislation that will modernize certain aspects of Swiss law, including, (i) the modernization and increased flexibility for a stock corporation’s capital base, (ii) corporate governance and executive compensation matters, (iii) the strengthening of shareholder rights and the protection of minorities, (iv) financial distress and restructuring measures and (v) certain socio-political topics (e.g., gender representation and disclosure requirements for companies active in the raw materials sector). Other than with respect to the new rules on gender representation and disclosure requirements for companies active in the raw materials sector, which, subject to transitional periods, came into effect on January 1, 2021, the effective date of the new legislation has not yet been announced (but is expected to come into force in the near- to mid-term). In light of these reforms, certain sub-sections discussed in more detail below will be subject to the changes and modifications pursuant to this new legislation.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Mergers and similar arrangements

Under the DGCL, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon, unless the certificate of incorporation requires a higher percentage.

The DGCL also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the stockholders of such subsidiary. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

Under Swiss law, with certain exceptions, a merger or a demerger of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the votes represented at the respective general meeting of shareholders as well as the absolute majority of the nominal value of shares represented at such general meeting of shareholders. The articles of association may increase the voting requirement.

Swiss law also provides that if the merger agreement provides only for a compensation payment, at least 90% of all holders of the issued shares in the transferring legal entity, who are entitled to vote, shall approve the merger agreement.

Swiss law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary of which it owns at least 90% of the shares without a shareholder vote by shareholders of such subsidiary if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares of the parent.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Dissenters’ Appraisal rights

A stockholder of a Delaware corporation participating in certain major corporate transactions, who has neither voted in favor of a merger or consolidation nor consented thereto may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the transaction. Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.

Shareholders who consider their equity rights not to have been adequately preserved or the compensation received to be inadequate are entitled to exercise appraisal rights in accordance with the Swiss Merger Act by filing a suit against the surviving corporation with the competent Swiss civil court at the registered office of the surviving corporation or of the transferring corporation. The suit must be filed within two months after the merger or demerger resolution has been published in the Swiss Official Gazette of Commerce.

If such a suit is filed, the court must assess whether the equity rights have been adequately preserved or the compensation paid or to be paid to the shareholders of the transferring corporation is adequate and, should the court consider it to be inadequate, determine a reasonable amount of compensation. A decision issued by a competent court in this respect can be acted upon by any person who has the same legal status as the claimant. The filing of an appraisal suit will not prevent completion of the merger or demerger.

Stockholder/Shareholders’ suits

Class actions and derivative actions generally are available to stockholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect.

Under Swiss law, an individual shareholder may bring an action in the shareholder’s own name, for the benefit of the corporation, against the corporation’s directors, officers or liquidators to recover any damages the corporation has incurred as a result of an intentional or negligent breach of duties by such directors, officers or liquidators.

Under Swiss law, the winning party is generally entitled to recover attorneys’ fees incurred in connection with such action. The court has discretion to permit the shareholder who lost the lawsuit to recover attorneys’ fees incurred to the extent that he acted in good faith.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Stockholder/Shareholder vote on board and management compensation

Under the DGCL, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Pursuant to the Compensation Ordinance, the general meeting of shareholders has the non-transferable right, amongst others, to vote separately and bindingly on the aggregate amount of compensation of the members of the board of directors, of the executive management and of the advisory boards.

Ordinary General Meeting or Extraordinary Meetings

Under the DGCL, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be provided by the certificate of incorporation or by the bylaws, or by the board of directors if neither the certificate of incorporation or bylaws so provide.

Under the DGCL, unless directors are elected by written consent in lieu of an annual meeting as permitted by the DGCL, the annual meeting of stockholders shall be held for the election of directors on a date and at a time as designated by or in the manner provided in the bylaws.

Under the DGCL, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

The ordinary general meeting of shareholders must take place annually within six months after the end of a corporation’s financial year. Amongst other competences, the ordinary general meeting of shareholders individually elects the members of the board of directors, the chairman of the board of directors and the members of the compensation committee. The notice of convening the meeting must include the place and date of the general meeting, the agenda items, the proposals by the board of directors and shareholders (if any), and necessary directions and instructions by the board of the directors.

Extraordinary general meetings of shareholders shall be called as often as necessary by the board of directors or, if necessary, by the independent auditor as well as in all other cases required by law. Unless the articles of association provide for a lower threshold, one or more shareholders representing at least 10% of the share capital may request in writing that the board of directors convene an extraordinary general meeting of shareholders.

The request must set forth an agenda and the suggested proposals.

Annual vote on board renewal
Under the DGCL, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors and may be removed with or without cause (or, with respect to a classified board, only with cause unless the certificate of incorporation provides otherwise) by the approval of a majority of the outstanding shares entitled to vote.	The general meeting of shareholders elects the members of the board of directors, the chairman of the board of directors and the members of the compensation committee individually and annually by the affirmative vote of the absolute majority of the votes represented at the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders. The articles of association can stipulate deviating voting and quorum requirements. See “Description of Share Capital and Articles of Association-Voting and Quorum Requirements”. Re-election is possible.

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Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

One-year terms are mandatory under Swiss law for listed corporations.

Indemnification of directors and executive officers and limitation of liability

The DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

•  any breach of a director’s duty of loyalty to the corporation or its stockholders;

•  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•  statutory liability for unlawful payment of dividends or unlawful share purchase or redemption; or

•  any transaction from which the director derived an improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•  by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

Under Swiss corporate law, subject to certain limitations, a corporation may indemnify and hold harmless directors and members of the executive management out of the assets of the corporation from and against actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by or by reason of any act done, concurred in or omitted, in or about the execution of their duties, provided that such indemnity (if any) shall not extend to any matter in which any of said persons is found to have committed an intentional or grossly negligent violation of his or her duties.

Under Swiss law, a corporation cannot limit the personal liability of a director or member of the executive management. However, the general meeting of shareholders may discharge (release) the directors and members of the executive management from liability for their conduct. Such discharge is effective only, however, for disclosed facts and only against the corporation and those shareholders who approved the discharge or who have since acquired shares in full knowledge of the discharge.

Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.

The articles of association of a Swiss corporation may also set forth that the corporation shall indemnify and hold harmless, to the extent permitted by the law, the directors and members of the executive management out of assets of the corporation against threatened, pending or completed actions.

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•  by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•  by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•  by the stockholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Also, a corporation may enter into and pay for directors’ and officers’ liability insurance, which may cover negligent acts as well.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components:

•  the duty of care; and

•  the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

A director of a Swiss corporation has a fiduciary duty to the corporation only. This duty has two components:

•  the duty of care; and

•  the duty of loyalty.

The duty of care requires that a director acts in good faith, with the care that an ordinarily prudent director would exercise under like circumstances. Under this duty, a director must inform himself or herself of, and disclose, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director safeguards the interests of the corporation and requires that directors act in the interest of the corporation and, if necessary, put aside their own interests. If there is a risk of a conflict of interest, the board of directors must take appropriate measures to ensure that the interests of the corporation are duly taken into account.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

Directors also have an obligation to treat shareholders that are in equal circumstances equally.

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Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

The Swiss Federal Supreme Court established the doctrine to restrict its review of a business decision if the decision has been taken upon proper preparation, on an informed basis and without conflicts of interest.

Stockholder/Shareholder action by written consent

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of the stockholders (except stockholder approval of a transaction with an interested stockholder, which may be given only by vote at a meeting of the stockholders) may be taken without a meeting if written consent to the action is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take the action at a meeting of the stockholder.	Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders and may not act by written consents. The articles of association must allow for (independent) proxies to be present at a general meeting of shareholders. The instruction of such (independent) proxies may occur in writing or electronically.

Proxy

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.	Swiss law requires that the independent proxy may be present at a general meeting of shareholders. Registered shareholders may give proxy and voting instructions to the independent proxy in writing or electronically.

Stockholder/Shareholder proposals

Under the DGCL, a stockholder has the right to put any proposal before the stockholders at the annual meeting, provided that such stockholder complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings.

At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. No resolution may be taken on proposals relating to the agenda items that were not duly notified. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights:

•  one or more shareholders representing 10% of the share capital may request in writing that a general meeting of shareholders be called for specific agenda items and specific proposals; and

•  one or more shareholders representing 10% of the share capital or CHF 1,000,000 of nominal share capital may request in writing that an agenda item including a specific proposal be put on the agenda for a scheduled general meeting of shareholders, provided such request is made with appropriate notice.

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Any shareholder can propose candidates for election as directors or make other proposals within the scope of an agenda item without prior written notice.

In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (i) request information from the board of directors on the affairs of the corporation (note, however, that the right to obtain such information is limited), (ii) request information from the auditors on the methods and results of their audit, (iii) request that the general meeting of shareholders resolve to convene an extraordinary general meeting, or (iv) request, under certain circumstances and subject to certain conditions, a special investigation.

Voting rights

Under the DGCL, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Each ordinary share carries one vote at any general meeting of shareholders. A shareholder must be registered in the corporation’s share register as a shareholder with voting rights in order to exercise voting rights.

The articles of association may restrict the registration of a shareholder in the corporation’s share register in order to ensure that no person or entity is registered as a shareholder with voting rights for more than a certain percentage, and that no person or entity directly or indirectly, formally, constructively or beneficially owns, or otherwise controls voting rights (whether exercisable or not) with respect to a certain percentage of the share capital as registered in the Commercial Register.

Further, the articles of association may provide that no shareholder may exercise, directly or indirectly, voting rights with respect to own or represented shares in excess of a certain percentage of the share capital as registered in the Commercial Register.

The articles of association of a Swiss corporation may, subject to certain limitations, provide for shares with preferred voting rights.

Cumulative voting

Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are

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not allowed to cumulate their votes for single candidates. An annual individual election of (i) all members of the board of directors, (ii) the chairman of the board of directors, (iii) the members of the compensation committee, and (iv) the election of the independent proxy for a period until the completion of the subsequent ordinary general meeting of shareholders, as well as the vote on the aggregate amount of compensation of the members of the board of directors, of the executive management and of the members of any advisory board, is mandatory for listed corporations. Re-election is permitted.

Removal of directors

Except in the case of a corporation with a classified board (unless the certificate of incorporation provides otherwise) or with cumulative voting, any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by a majority of the votes represented at a general meeting of shareholders. The articles of association can stipulate deviating voting and quorum requirements. See “Description of Share Capital and Articles of Association-Voting and Quorum Requirements”.

Vacancies on the Board of Directors

Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, a vacancy or a newly created directorship may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.

In order to fill a vacancy on the board of directors, a new member of the board of directors must be elected by a general meeting of shareholders.

In the event the office of the chairman of the board of directors is vacant, the board of directors shall appoint a new chairman from its members for the remaining term of office. If there are vacancies on the compensation committee, the board of directors may appoint substitute members from among its members for the remaining term of office. The articles of association may set forth other rules to fill vacancies on the compensation committee.

Transactions with interested stockholder/shareholders

The DGCL generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder.	No such rule applies to a Swiss corporation.

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An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting shares within the past three years.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by stockholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	A dissolution and winding up of a Swiss corporation requires the approval by two-thirds of the votes represented at the respective general meeting of shareholders as well as the absolute majority of the nominal value of shares represented at such general meeting of shareholders passing a resolution on such dissolution and winding up. The articles of association may increase the voting requirements for such a resolution.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

The general meeting of shareholders of a Swiss corporation may resolve that preference shares be issued or that existing shares be converted into preference shares with a resolution passed by an absolute majority of the votes represented at the general meeting of shareholders. The articles of association can stipulate deviating voting and quorum requirements. See “Description of Share Capital and Articles of Association-Voting and Quorum Requirements”. Where a corporation has issued preference shares, further preference shares conferring preferential rights over the existing preference shares may be issued only with the consent of both a special meeting of the adversely affected holders of the existing preference shares and of a general meeting of all shareholders, unless otherwise provided in the articles of association.

Shares with preferential voting rights are not regarded as preference shares for these purposes.

Repurchase of Shares

Under the DGCL, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon

A Swiss corporation (or its subsidiaries) may repurchase its own shares under the following conditions:

•  it can only repurchase its own shares out of freely distributable reserves in the amount of the purchase price;

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acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

•  the aggregate nominal value of all such shares cannot exceed 10% of the share capital. Where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%;

•  the voting rights on the corporation’s own shares are suspended; and

•  the amount of the purchase price for the shares repurchased is presented on its stand-alone statutory balance sheet as a negative item in its equity.

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

By way of a public deed, the articles of association of a Swiss corporation may be amended with a resolution passed by an absolute majority of the votes represented at a general meeting of shareholders, unless otherwise provided in the articles of association or required by law.

There are a number of resolutions, such as an amendment of the corporate purpose, the introduction of authorized and conditional capital and the introduction of shares with preferential voting rights that require the affirmative by two-thirds of the votes represented at the meeting and an absolute majority of the nominal value of the shares represented at such general meeting of shareholders. The articles of association may increase these voting requirements.

Inspection of books and records

Stockholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Under Swiss law, a shareholder may request to inspect a corporation’s minutes of general meetings of shareholders. A corporation’s annual report, compensation report and the auditor’s reports must be made available for inspection by shareholders at the corporation’s registered office no later than 20 days prior to the general meeting of shareholders. Shareholders of record of a corporation must be notified of the availability of these documents in writing. Any shareholder may request a copy of these reports in advance of, or after, the relevant annual general meeting of shareholders.

Under Swiss law, a shareholder of record is further entitled to inspect the corporation’s share register with regard to his or her own shares and otherwise to the extent necessary to exercise his or her shareholder rights. No other person has a right to inspect the share register.

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The books and correspondence of a corporation may be inspected by a shareholder with the express authorization of a general meeting of shareholders, or by resolution of the board of directors, subject to the safeguard of a corporation’s business secrets. At a general meeting of shareholders, any shareholder may request information from the board of directors concerning the corporation’s affairs. Shareholders may also ask the corporation’s independent auditors questions regarding their audit of the corporation. The board of directors and the independent auditor must answer shareholders’ questions to the extent necessary for the exercise of shareholders’ rights and subject to the safeguarding of business secrets and other legitimate interests of the corporation.

Payment of dividends

The board of directors may approve a dividend without stockholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

•  out of its surplus, or

•  in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Stockholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without stockholder approval.

Dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend shall be paid but cannot itself authorize the distribution.

Payments out of a corporation’s share capital (in other words, the aggregate nominal value of the corporation’s registered share capital) in the form of dividends are not allowed and may be made by way of a share capital reduction only. Dividends may be paid only from the profits of the previous financial year or brought forward from previous financial years or if the corporation has distributable reserves, each as evidenced by the corporation’s audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and the articles of association have been deducted and the corporation’s independent auditor has confirmed that the dividend proposal complies with Swiss law and the corporation’s articles of association.

Creation and issuance of new shares

All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the corporation’s certificate of incorporation.	All creation of shares require a shareholders’ resolution. The creation of authorized or contingent share capital requires at least two-thirds of the votes represented at the general meeting of shareholders and an absolute majority of the nominal value of shares represented at such meeting. The board of directors may issue shares out of the authorized share

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capital during a period of up to two years. Shares are created and issued out of contingent share capital through the exercise of options or of conversion rights that the board of directors may grant in relation to, e.g., debt instruments or employees.

Pre-emptive rights

Under the DGCL, stockholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.	Under Swiss corporate law, shareholders have pre-emptive rights to subscribe for new issuances of shares and advance subscription rights to subscribe for warrants, convertible bonds or similar debt/finance instruments with option or conversion rights. Under certain circumstances, shareholders may limit or withdraw, or authorize the board of directors to limit or withdraw, pre-emptive rights or advance subscription rights. However, the shareholders’ pre-emptive rights or advance subscription rights can only be limited or withdrawn for valid reasons. Preventing a particular shareholder to exercise influence over the corporation is generally believed not to be a valid reason to limit or withdraw shareholders’ pre-emptive rights.

Notice of General Meetings

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.	Under Swiss law notice of the general meeting of shareholders has to be given at least 20 calendar days before the date for which the meeting is scheduled in the form prescribed by the articles of association. The agenda must specify the place, date, hour, agenda items, and the proposals of the board of directors and the shareholders who have requested that a general meeting be called or an item be placed on the agenda (if any).

DESCRIPTION OF INDEBTEDNESS

Credit Facilities

General

On November 17, 2020, Sportradar Management Ltd (the “Borrower”) entered into a Credit Agreement with J.P. Morgan Securities PLC, Citigroup Global Markets Limited, Credit Suisse International, Goldman Sachs Bank USA, UBS AG London Branch and UBS Switzerland AG (as Mandated Lead Arrangers), J.P. Morgan AG (as Agent) and Lucid Trustee Services Limited (as Security Agent) which provided the following:

•	a €420,000,000 senior secured term loan facility (“Facility B”); and

•	a €110,000,000 multicurrency senior secured revolving credit facility (“RCF” and together with Facility B, the “Senior Facilities”).

Terms defined in the Credit Agreement have the same meaning in this prospectus unless given a different meaning in this prospectus.

Interest Rates and Fees

Borrowings under Facility B bear interest at an annual rate equal to 4.25% and as from October 1, 2021 are subject to a margin ratchet as set out below:

Senior Secured Net Leverage Ratio	Facility B Margin (% per annum)
Greater than 4.50:1.00	4.25
Greater than 4.00:1.00 but equal to or less than 4.50:1.00	4.00
Greater than 3.50:1.00 but equal to or less than 4.00:1.00	3.75
Equal to or less than 3.50:1.00	3.50

Borrowings under the RCF bear interest at an annual rate of 3.75% per annum and as from October 1, 2021 are subject to a margin ratchet as set out below:

Senior Secured Net Leverage Ratio	RCF Margin (% per annum)
Greater than 4.50:1.00	3.75
Greater than 4.00:1.00 but equal to or less than 4.50:1.00	3.50
Greater than 3.50:1.00 but equal to or less than 4.00:1.00	3.25
Greater than 3.00:1.00 but equal to or less than 3.50:1.00	3.00
Equal to or less than 3.00:1.00	2.75

In addition to paying interest on the outstanding principal under Facility B and the RCF, the Borrower is required to pay a commitment fee to the Lenders under the RCF at 30% of the applicable margin on the undrawn and uncancelled commitment under the RCF. The Borrower is also required to pay customary letter of credit and agency fees.

Mandatory Prepayments

Following the occurrence of an Exit Event, the Credit Agreement provides each Lender with an individual put option at par to require the Borrower to prepay all outstanding loans owed to it and cancellation of its commitments.

The Credit Agreement also provides that at the end of each financial year, the Borrower is required to make prepayments of a percentage of Excess Cash Flow, depending on the pro-forma Senior Secured Net Leverage Ratio (as provided in the annual financial statements), in the amounts as set out below:

Senior Secured Net Leverage Ratio	Excess Cash Flow proceeds prepayment percentage
Greater than 5.00:1	50%
Equal to or less than 5.00:1 but greater than 4.50:1	25%
Equal to or less than 4.50:1	0%

Following the calculation of Excess Cashflow and prior to the application of the prepayment, the following is deducted: (a) a basket of the aggregate of (i) the greater of (A) €20.5 million and (B) 25% of LTM EBITDA and (b) the positive amount of any Excess Cash Flow for each previous financial year that was negative (the “Excess Cash Flow Basket”); plus (b) an amount equal to the Excess Cash Flow Basket for each previous Financial Year to which the Excess Cash Flow provisions apply that was not deducted in each such Financial Year, and (c) the aggregate of, (i) voluntary prepayments, debt purchases and buy backs, (ii) the amount of permitted restricted payments paid, contemplated, committed or declared, (iii) an amount equal to the process of any disposals received and (iv) an amount equal to the amounts (A) to, among other things, fund or refund acquisitions, investments, capital expenditure or (B) committed or expected to be committed by a member of the Group within the applicable Application Period.

The Credit Agreement includes limitations on Asset Dispositions such that, subject to certain carve outs, de minimis thresholds and reinvestment rights, Excess Proceeds which exceed the greater of €20.5 million and 25% of LTM EBITDA in a single transaction, are required to be offered by the Borrower to each Lender under Facility B and to holders of all or any other indebtedness ranking pari passu with the Facility B in right of payment on a pro rata basis at par. Notwithstanding the foregoing, if at the time of application, the Consolidated Senior Secured Net Leverage Ratio (pro forma for any relevant prepayment) is less than or equal to 4.75:1, only 50% of the Excess Proceeds may be retained by the Group and used for any purpose not prohibited under the Credit Agreement and are not be required to be applied or offered to be applied in prepayment of any indebtedness.

Voluntary Prepayments

Amounts outstanding under the Credit Agreement may be prepaid at any time in whole or in part on (i) three Business Days’ notice (or any shorter period agreed with the Majority Lenders (acting reasonably) participating in the relevant Senior Facility)) or (ii) immediately on a Change of Control, but in each case subject to payment of break costs if not made on the last day of an applicable Interest Period and the any applicable prepayment fee as described below.

If any Facility B loan is refinanced, repaid or repriced in connection with a Repricing Event from November 20, 2020 (the “Closing Date”) until the date falling six months after the Closing Date, the Borrower is required to, within five Business Days of such Repricing Event taking effect, pay (or procure the payment of) a prepayment fee equal to 1.00% of the principal amount prepaid, refinanced or repriced (in addition to other costs associated with such prepayment including break costs (if any)).

Repayment and Amortization

Facility B is repayable in full in a single bullet repayment on the date falling seven years after the Closing Date.

Each RCF loan, subject to customary rollover provisions, are required to be repaid on the last day of the relevant interest period of that loan.

Guarantee and Collateral

•

All obligations under the Credit Agreement are, subject to customary guarantee limitations, guaranteed by each of, the Borrower and Sportradar Capital S.à.r.l. Sportradar AG is separately in the process of acceding to the Credit Agreement as an additional guarantor in compliance with the guarantor coverage test.

•	All obligations under the Credit Agreement and the guarantees of such obligations, are currently secured, subject to permitted liens and other exceptions, by:

•	Sportradar Jersey Holding Ltd granting security over shares owned by it in the capital of the Borrower;

•	the Borrower granting security over shares owned by it in the capital of the Sportradar Capital S.à r.l.;

•	Sportradar Capital S.à r.l. granting security over any Structural Intercompany Receivables (owed to it by the Borrower; and

•	Sportradar Capital S.à r.l. granting security over its material bank accounts in its jurisdiction of incorporation (without control over use).

Upon the accession of Sportradar AG as a guarantor, the following security will also be granted:

•	the Borrower granting security over the shares owned by it in the capital of Sportradar AG;

•	the Borrower granting security over any Structural Intercompany Receivables owed to it by Sportradar AG; and

•	Sportradar AG granting security over its material bank accounts in its jurisdiction of incorporation (without control over use).

Certain Covenants and Events of Default

The Credit Agreement contains a number of significant negative covenants. These covenants, among other things, restrict, subject to certain exceptions, the Borrower and its subsidiaries ability to:

•	incur indebtedness;

•	create liens;

•	engage in mergers or consolidations;

•	make investments, loans and advances;

•	pay dividends and distributions and repurchase capital stock;

•	sell assets and subsidiary stock;

•	engage in certain transaction with affiliates; and

•	make prepayments on junior indebtedness.

The Credit Agreement also contains, solely for the benefit of the RCF lenders, a springing financial covenant that requires the Borrower to ensure that the Senior Secured Net Leverage Ratio will not exceed 8.50:1. The financial covenant shall be tested at 5 pm on the applicable quarterly testing date if, subject to certain exclusions, the amount of the RCF utilized exceeds 40% of the total RCF commitments.

Additionally, the Credit Agreement contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the Lenders under the Credit Agreement are entitled to take various actions, including the acceleration of amounts due under the Credit Agreement and the exercise of the remedies of the Transaction Security Documents.

This summary describes the material provisions of the Credit Agreement, but may not contain all information that is important to you. We urge you to read the Credit Agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A ordinary shares. Future sales of substantial amounts of our Class A ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of Class A ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our Class A ordinary shares and our ability to raise equity capital in the future.

Upon completion of this offering and the concurrent private placements, assuming completion of the Reorganization Transactions, which will occur in connection with the completion of this offering, we will have 205,454,977 Class A ordinary shares outstanding and 903,670,701 Class B ordinary shares outstanding. All of the Class A ordinary shares expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for Class A ordinary shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, who are subject to lock-up restrictions or are restricted from selling shares by Rule 144. The remaining outstanding Class A ordinary shares (including shares of Class A ordinary shares issuable upon conversion of our Class B ordinary shares) will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and the provisions of Rules 144 or 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional Class A ordinary shares from the Selling Shareholder, the Class A ordinary shares that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	19,000,000 Class A ordinary shares will be eligible for sale on the date of this prospectus;

•	186,454,977 Class A ordinary shares will be eligible for sale upon expiration of the lock-up agreements described below, beginning more than 180 days after the date of this prospectus; and

•

903,670,701 Class B ordinary shares will be eligible for sale upon expiration of the lock-up agreements described below, beginning more than 180 days after the date of this prospectus (or 90,367,070 Class A ordinary shares on an as-converted basis assuming full conversion of the Class B ordinary shares into Class A ordinary shares).

The 6,074,074 Class A ordinary shares we are selling in the concurrent private placements to Eldridge, entities affiliated with Radcliff Management LLC and certain other investors, based upon the initial public offering price of $27.00 per Class A ordinary share, will be subject to lock-up agreements with the underwriters for a period of up to 180 days after the date of this prospectus.

Rule 144

In general, a person who has beneficially owned our ordinary shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of our Class A ordinary shares then outstanding, which will equal approximately 2,054,550 Class A ordinary shares immediately after this offering and the concurrent private placements, assuming no exercise of the underwriters’ option to purchase additional Class A ordinary shares from the Selling Shareholder; or

•	the average weekly trading volume of our Class A ordinary shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Pursuant to Rule 144, the 6,074,074 Class A ordinary shares we are selling in the concurrent private placements to Eldridge, entities affiliated with Radcliff Management LLC and certain other investors, based upon the initial public offering price of $27.00 per Class A ordinary share, will not be available for public resale for a period of six months after the issue date.

Rule 701

In general, under Rule 701, any of our employees, board members, officers, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-Up Agreements

We, our executive officers, board members and certain other shareholders have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of two of the four representatives of the underwriters. These agreements are described below under the section captioned “Underwriting.”

Registration Rights

We intend to enter into a registration rights agreement upon consummation of this offering and the concurrent private placements pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Related Party Transactions—Registration Rights Agreement.”

Share Options

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of any Class A ordinary shares issued or reserved for issuance under our share plans. We expect to file the registration statement covering these Class A ordinary shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the Class A ordinary shares, to the provisions of the lock-up agreements described above.

MATERIAL TAX CONSIDERATIONS

The following summary contains a description of certain Swiss and U.S. federal income tax consequences of the acquisition, ownership and disposition of Class A ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class A ordinary shares. The summary is based upon the tax laws of Switzerland and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material Swiss Tax Considerations

The following discussion is a summary of the material Swiss tax considerations relating to the purchase, ownership and disposition of our Class A ordinary shares.

Withholding Tax

Under present Swiss tax law, dividends due and similar cash or in-kind distributions made by the Company to a shareholder of Class A ordinary shares (including liquidation proceeds and bonus shares) are subject to Swiss federal withholding tax (Verrechnungssteuer) (“Withholding Tax”), currently at a rate of 35% (applicable to the gross amount of taxable distribution). The repayment of the nominal value of the Class A ordinary shares and any repayment of qualifying additional paid in capital (capital contribution reserves (Reserven aus Kapitaleinlagen)) are not subject to Withholding Tax. Subject to certain other conditions, the proceeds from the Class A ordinary shares will qualify as capital contribution reserves less the nominal value of the Class A ordinary shares. For certain restrictions of the distribution of tax-exempt capital contribution reserves in connection with a recent corporate tax reform in Switzerland, see “—Federal Act on Tax Reform and OASI Financing (STAF).”

The Withholding Tax will also apply to payments (exceeding the respective share capital and used capital contribution reserves) upon a repurchase of Class A ordinary shares by the Company, (i) if the Company’s share capital is reduced upon such repurchase (redemption of shares), (ii) if the total of repurchased shares exceeds 10% of the Company’s share capital or (iii) if the repurchased Class A ordinary shares are not resold within six years after the repurchase. This six year deadline to resell the repurchased Class A ordinary shares is suspended for so long as the Class A ordinary shares are reserved to cover obligations under convertible bonds, option bonds or employee stock option plans (in the case of employee stock option plans, the maximum suspension is six years). In the event of a taxable share repurchase, Withholding Tax is imposed on the difference between the repurchase price and the sum of the nominal value of the repurchased Class A ordinary shares and capital contribution reserves paid back upon the repurchase. The Company is obliged to deduct the Withholding Tax from the gross amount of any taxable distribution and to pay the tax to the Swiss Federal Tax Administration within 30 days of the due date of such distribution.

Swiss resident individuals who hold their shares as private assets (“Resident Private Shareholders”) are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they duly report the underlying income in their income tax return. In addition, (i) corporate and individual shareholders who are resident in Switzerland for tax purposes, (ii) corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their shares as part of a trade or business carried on in Switzerland through a permanent establishment with fixed place of business situated in Switzerland for tax purposes and (iii) Swiss resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities (collectively, “Domestic Commercial Shareholders”) are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they duly report the underlying income in their income statements or income tax return, as the case may be.

Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment with fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (collectively, “Non-Resident Shareholders”) may be entitled to a total or partial refund of the Withholding Tax if the country in which such recipient resides for tax purposes maintains a bilateral treaty for the avoidance of double taxation with Switzerland (“Tax Treaty”) and further conditions of such treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of Class A ordinary shares and the procedures for claiming a refund of the Withholding Tax.

As of January 2021, Switzerland was a party to Tax Treaties with respect to income taxes with more than 100 countries. More treaties have been initiated or signed but are not yet in force. Besides these bilateral treaties, Switzerland has entered into an agreement with the European Union containing provisions on taxation of dividends and dividend withholding tax reductions which apply with respect to certain related parties tax resident in European Union member states.

Swiss Federal Stamp Taxes

The Swiss Federal Issuance Stamp Tax (Emissionsabgabe) of 1% on the proceeds from the issuance of the Class A ordinary shares will be borne by the Company.

The issuance and the delivery of the (newly created) Class A ordinary shares to the initial shareholders at the initial public offering price is not subject to Swiss Federal Securities Transfer Stamp Tax (Umsatzabgabe). The subsequent purchase or sale of Class A ordinary shares, whether by Resident Private Shareholders, Domestic Commercial Shareholders or Non-Resident Shareholders, may be subject to a Swiss federal securities transfer stamp tax at a current rate of up to 0.15%, calculated on the purchase price or the sale proceeds, respectively, if (i) such transfer occurs through or with a Swiss or Liechtenstein bank or by or with involvement of another Swiss securities dealer as defined in the Swiss federal stamp tax act and (ii) no exemption applies.

The following categories of foreign institutional investors that are subject to regulation similar to that imposed by Swiss federal supervisory authorities are exempt from their portion (50%, i.e., 0.075%) of the Swiss federal securities transfer stamp tax: states and central banks, social security institutions, pension funds, (non-Swiss) collective investment schemes (as defined in the Swiss Collective Investment Law), certain life insurance companies and certain non-Swiss quoted companies and their non-Swiss consolidated group companies.

Swiss collective investment schemes (as defined in the Swiss Collective Investment Law) are also exempt from their portion (50%, i.e., 0.075%) of the Swiss federal securities transfer stamp tax.

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders

Non-Resident Shareholders are not subject to any Swiss federal, cantonal or communal income tax on dividend payments and similar distributions because of the mere holding of the Class A ordinary shares. The same applies for capital gains on the sale of Class A ordinary shares except in certain cases if the capital gain was treated as stemming from the sale of real estate by the competent tax authorities in certain cantons. This could lead to real estate property gains tax being levied on such capital gain. For Withholding Tax consequences, see above.

Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares or taxable repurchases of Class A ordinary shares as described above), which are not repayments of the nominal value of the Class A ordinary shares or capital contribution reserves, are required to report such receipts in their individual income tax returns and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant tax period. Furthermore, the Swiss federal income tax on dividends, shares in profit, liquidation proceeds and pecuniary benefits from Class A ordinary shares (including bonus shares) is reduced to 70% of regular taxation (Teilbesteuerung), if the investment amounts to at least 10% of the share capital of the issuer. On cantonal and communal level similar provisions were introduced but the regulations may vary, depending on the canton of residency. Reduction on cantonal and communal level must not exceed 50%.

A gain or a loss by Resident Private Shareholders realized upon the sale or other disposition of Class A ordinary shares to a third party will generally be a tax-free private capital gain or a not tax-deductible capital loss, as the case may be. Under exceptional circumstances, the tax-free capital gain may be re-characterized into a taxable dividend, in particular upon taxable repurchase of Class A ordinary shares as described above. Furthermore, the capital gain may also be re-characterized into taxable income in relation with an indirect partial liquidation or a transposition as defined under Swiss law. When a capital gain is re-characterized as a dividend, the relevant income for tax purposes corresponds to the difference between the repurchase price and the sum of the nominal value of the Class A ordinary shares and qualifying additional paid in capital. In certain cases the capital gain may be treated as stemming from the sale of real estate by the competent tax authorities in certain cantons. This could lead to real estate property gains tax being levied on such capital gain.

Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. The same taxation treatment also applies to Swiss-resident individuals who, for Swiss income tax purposes, are classified as ‘‘professional securities dealers’’ for reasons of, inter alia, frequent dealings or leveraged transactions in securities. For Domestic Commercial Shareholders who are individual taxpayers, the Swiss federal individual income tax on dividends, shares in profit, liquidation proceeds and pecuniary benefits from Class A ordinary shares (including bonus shares) is reduced to 70% of regular taxation (Teilbesteuerung), if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (gewillkürtes Geschäftsvermögen) according to Swiss tax law and amounts to at least 10% of the share capital of the issuer. On cantonal and communal level, similar provisions were introduced, but the regulations may vary depending on the canton of residency. Reduction on cantonal and communal level must not exceed 50%. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), if the Shares held have a market value of at least CHF 1 million or represent at least 10% of the share capital of the issuer or give entitlement to at least 10% of the profit and reserves of the issuer, respectively. For cantonal and communal income tax purposes the regulations on participation relief are broadly similar, depending on the canton of residency.

Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of Class A ordinary shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of Class A ordinary shares) for such taxation period. The same taxation treatment also applies to Swiss-resident individuals who, for Swiss income tax purposes, are classified as ‘‘professional securities dealers’’ for reasons of, inter alia, frequent dealings or leveraged transactions in securities. For Domestic Commercial Shareholders who are individual taxpayers, the Swiss federal individual income tax on a gain realized upon the disposal of Class A ordinary shares is reduced to 70% of regular taxation (Teilbesteuerung), if (i) the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (gewillkürtes Geschäftsvermögen) according to Swiss tax law, (ii) the sold shares reflect an interest in the share capital of the Company of at least 10% and (iii) the sold shares were held for at least one year. In most cantons, similar provisions were introduced, but the regulations may vary depending on the canton of residency. Reduction on cantonal and communal level must not exceed 50%. Domestic Commercial Shareholders who are corporate taxpayers may be entitled to participation relief

(Beteiligungsabzug), if the Shares sold during the tax period (i) reflect an interest in the share capital of the Company of at least 10% or if the Class A ordinary shares sold allow for at least 10% of the profit and reserves and (ii) were held for at least one year. For cantonal and communal income tax purposes the regulations on participation relief are broadly similar, depending on the canton of residency. The tax relief applies to the difference between the sale proceeds and the initial costs of the participation (Gestehungskosten), resulting in the taxation of a recapture of previous write-downs of the participation. In certain cases the capital gain may be treated as stemming from the sale of real estate by the competent tax authorities in certain cantons. This could lead to real estate property gains tax being levied on such capital gain.

Swiss Wealth Tax and Capital Tax

Non-Resident Shareholders

Non-Resident Shareholders holding the Class A ordinary shares are not subject to cantonal and communal wealth or annual capital tax because of the mere holding of the Class A ordinary shares.

Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders are required to report their Class A ordinary shares as part of their private wealth and are subject to cantonal and communal wealth tax on any net taxable wealth (including Class A ordinary shares).

Domestic Commercial Shareholders are required to report their Class A ordinary shares as part of their business wealth or taxable capital, as defined, and are subject to cantonal and communal wealth or annual capital tax.

No wealth or capital tax is levied at the federal level.

Federal Act on Tax Reform and OASI Financing (STAF)

On May 19, 2019, the Swiss people voted in favor of the Federal Act on Tax Reform and Old-Age and Survivors Insurance Financing (“STAF”) (Bundesgesetz über die Steuerreform und die AHV-Finanzierung). The main part of the STAF provisions entered into force on January 1, 2020, with some features already having entered into force in 2019.

The STAF includes, inter alia, provisions that require corporations listed on Swiss stock exchanges to distribute at least the same amount of other reserves when repaying tax-exempt qualifying capital contribution reserves (“Distribution Restriction Rule”). In case this requirement is not met, the distribution of capital contribution reserves is requalified as distribution of other reserves (including profit carried forward) until the amount of capital contribution reserves distributed equals the amount of other reserves distributed, but is no higher than the amount of other reserves which are distributable under the Swiss code of obligations (handelsrechtlich ausschüttungsfähige übrige Reserven). The STAF also provides for exceptions to the Distribution Restriction Rule, in particular for capital contribution reserves created through certain transactions, inter alia immigration transactions, or capital contribution reserves paid out to a corporate shareholder holding at least 10% of the share capital of a corporation listed on a Swiss stock exchange. Consequently, the Company may to some extent be restricted to distribute tax-exempt capital contribution reserves. The capital contribution reserves which will be created in 2020 as a result of the Offer will, however, be subject to the Distribution Restriction Rule.

The Distribution Restriction Rule is supplemented by two further rules: First, in case of a repurchase of own shares, companies listed on Swiss stock exchanges must book (in case of a repurchase of own shares for purposes of a capital reduction) or, respectively, allocate (in case of a repurchase of shares to hold them in treasury) at least 50% of the difference between the purchase price and the nominal value of such purchased shares against capital contribution reserves, to the extent such capital contribution reserves are available to be used for a repurchase. Second, for corporations listed on a Swiss stock exchange, the creation of share capital out of capital contribution reserves is treated the same as a repayment of capital contribution reserves.

International Automatic Exchange of Information in Tax Matters

Switzerland has concluded a bilateral agreement with the European Union on the international automatic exchange of information (“AEOI”) in tax matters (the “AEOI Agreement”). This AEOI Agreement became effective as of January 1, 2017, and applies to all 27 member states as well as Gibraltar. Furthermore, on January 1, 2017, the multilateral competent authority agreement on the automatic exchange of financial account information and, based on such agreement, a number of bilateral AEOI agreements with other countries became effective. Based on this AEOI Agreement and the bilateral AEOI agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of residents in an EU member state or a treaty state from 2017, and exchanges it since 2018. Switzerland has signed and is expected to sign further AEOI agreements with other countries. A list of the AEOI agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance (SIF).

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of FATCA. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. On September 20, 2019, the protocol of amendment to the double taxation treaty between Switzerland and the U.S. entered into force, allowing U.S. competent authority in accordance with the information reported in aggregated form to request all the information on U.S. accounts without a declaration of consent and on non-consenting non-participating financial institutions. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the United States on changing the current direct notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax considerations for U.S. Holders (as defined below) under present law of the purchase, ownership, and disposition of our Class A ordinary shares issued pursuant to this offering. This summary applies only to U.S. Holders that acquire our Class A ordinary shares in exchange for cash in the offering, hold our Class A ordinary shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, and judicial and administrative interpretations thereof, all as available as of the date of this prospectus. All the foregoing authorities are subject to change or differing interpretation, and any such change or differing interpretation could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this prospectus are not binding on the IRS or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local, or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all the tax consequences that may be relevant to any particular U.S. Holders, including those subject to special tax situations such as:

•	banks and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities or governmental organizations;

•	individual retirement accounts or other tax deferred accounts;

•	persons deemed to sell our Class A ordinary shares under the constructive sale provisions of the Code;

•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•	U.S. expatriates;

•	persons holding our Class A ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that directly, indirectly, or constructively own 10% or more of the total combined voting power or total value of all classes of our stock;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired our Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A ordinary shares being taken into account in an applicable financial statement; or

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes or persons holding our Class A ordinary shares through partnerships.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of our Class A ordinary shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner (or other owner) in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our Class A ordinary shares generally will depend on such partner’s (or other owner’s) status and the activities of such entity or arrangement. A U.S. Holder that is a partner (or other owner) in such an entity or arrangement should consult its tax advisor.

Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to our Class A ordinary shares (including the amount of non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in our Class A ordinary shares, and then, to the extent such excess amount exceeds the U.S. Holder’s tax basis in such Class A ordinary shares, as capital gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations.

Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) our Class A ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a passive foreign investment company (as discussed below) nor treated as such with respect to the U.S. Holder for our taxable year in which the dividend is paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements, and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Under IRS authority, ordinary shares generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Class A ordinary shares are expected to be. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A ordinary shares.

The amount of any distribution paid in foreign currency that will be included in the gross income of a U.S. Holder will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is actually or constructively received by the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder generally should not recognize any foreign currency gain or loss in respect of such distribution if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder. Any further gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the U.S. dollar fair market value of such property on the date of distribution.

Dividends on our Class A ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, non-U.S. taxes withheld, if any, on any distributions on our Class A ordinary shares may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A ordinary shares will generally constitute “passive category income.” The U.S. federal income tax rules relating to foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of Our Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of our Class A ordinary shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such Class A ordinary shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in Class A ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder on the sale or other taxable disposition of our Class A ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

If the consideration received upon the sale or other taxable disposition of our Class A ordinary shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the sale or other taxable disposition. If our Class A ordinary shares are treated as traded on an established securities market, a cash basis U.S. Holder or an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale or other taxable disposition. If our Class A ordinary shares are not treated as traded on an established securities market, or the relevant U.S. Holder is an accrual basis taxpayer that does not make the special election, such U.S. Holder will recognize foreign currency gain or loss to the extent attributable to any difference between the U.S. dollar amount realized on the date of sale or other taxable disposition (as determined above) and the U.S. dollar value of the currency received translated at the spot rate on the settlement date, and such gain or loss generally will constitute U.S. source ordinary income or loss.

A U.S. Holder’s initial U.S. federal income tax basis in our Class A ordinary shares generally will equal the cost of such Class A ordinary shares. If a U.S. Holder used foreign currency to purchase the Class A ordinary shares, the cost of the Class A ordinary shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If our Class A ordinary shares are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such Class A ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Passive Foreign Investment Company Considerations

We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (1) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our Class A ordinary shares, we would continue to be treated as a PFIC with respect to such U.S. Holder unless (1) we cease to qualify as a PFIC under the income and asset tests discussed in the prior paragraph and (2) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the anticipated market price of our Class A ordinary shares in the offering and the current and anticipated composition of our income, assets and operations, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of our income and assets and the market value of our shares and assets from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are considered a PFIC at any time that a U.S. Holder holds our Class A ordinary shares, any gain recognized by a U.S. Holder on a sale or other disposition of our Class A ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for our Class A ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year prior to the year in which we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its Class A ordinary shares exceeds 125% of the average of the annual distributions on our Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) of our Class A ordinary shares if we are considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of our Class A ordinary shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC described above. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries.

If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our Class A ordinary shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include our Class A ordinary shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their ownership and disposition of our Class A ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR CLASS A ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

We and the Selling Shareholder are offering the Class A ordinary shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and UBS Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the Selling Shareholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of Class A ordinary shares listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC	5,341,546
Morgan Stanley & Co. LLC	5,341,546
Citigroup Global Markets Inc.	1,723,711
UBS Securities LLC	1,723,711
BofA Securities, Inc.	1,034,227
Deutsche Bank Securities Inc.	1,034,227
Jefferies LLC	1,034,227
Canaccord Genuity LLC	430,928
Needham & Company, LLC	387,835
The Benchmark Company, LLC	387,835
Craig-Hallum Capital Group LLC	387,835
Siebert Williams Shank & Co., LLC	86,186
Telsey Advisory Group LLC	86,186

Total	19,000,000

The underwriters are committed to purchase all the Class A ordinary shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Class A ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.9821 per share. After the initial offering of the shares to the public, if all of the Class A ordinary shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 2,850,000 additional Class A ordinary shares from the Selling Shareholder to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will severally purchase shares in approximately the same proportion as shown in the table above. If any additional Class A ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the initial public offering price per share of Class A ordinary shares less the amount paid by the underwriters to us per share of Class A ordinary shares. The underwriting fee is $1.6369 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from the Selling Shareholder.

Underwriting Discounts and Commissions

	Paid by the Company
	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$1.6369	$1.6369
Total	$31,100,625.00	$31,100,625.00

	Paid by the Selling Shareholder
	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	—	$1.6369
Total	—	$4,665,093.75

We estimate that the total expenses of this offering and the concurrent private placements, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $11.3 million. We have agreed to reimburse the underwriters for expenses of up to $45,000 related to clearance of this offering with the Financial Industry Regulatory Authority, Inc. The underwriters have agreed to reimburse us for certain expenses related to this offering.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

For a period of 180 days after the date of this prospectus, we have agreed that we will not, subject to certain limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any our Class A ordinary shares or securities convertible into or exercisable or exchangeable for any of our Class A ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Class A ordinary shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of Class A ordinary shares or such other securities, in cash or otherwise), in each case without the prior written consent of any two of the four representatives of the underwriters (the “Requisite Bookrunners”).

The restrictions on our actions, as described above, do not apply to certain transactions, including but not limited to:

(a)	the shares to be sold under the underwriting agreement;

(b)

the issuance of Class A ordinary shares or securities convertible into or exercisable for Class A ordinary shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described herein;

(c)

grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of Class A ordinary shares or securities convertible into or exercisable or exchangeable for Class A ordinary shares (whether upon the exercise of stock options or otherwise) to the Company’s employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the date hereof and described herein, provided that such recipients enter into a lock-up agreement with the underwriters; and

(d)

the issuance of up to 10.0% of the outstanding Class A ordinary shares, or securities convertible into, exercisable for, or which are otherwise exchangeable for, Class A ordinary shares, immediately following the date hereof, in acquisitions, licensing agreements or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters.

Our directors and executive officers, and holders of substantially all of our Class A ordinary shares and securities convertible into or exchangeable for our Class A ordinary shares (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of the Requisite Bookrunners, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Class A ordinary shares or any securities convertible into or exercisable or exchangeable for Class A ordinary shares (including, without limitation, Class A ordinary shares or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the Class A ordinary shares, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including but not limited to:

(a)	transfers of the lock-up parties’ lock-up securities:

i.	as a bona fide gift or gifts, including to a charitable organization or educational institution, or for bona fide estate planning purposes,

ii.	by will, any other testamentary document or intestate succession to the legal representative, heir, beneficiary or member of the immediate family of the lock-up parties,

iii.

to any immediate family (“immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin) of the lock-up parties or to any trust for the direct or indirect benefit of the lock-up parties or the immediate family of the lock-up parties, or if the lock-up parties is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust,

iv.

to a partnership, limited liability company or other entity of which the lock-up parties and any immediate family of the lock-up parties are the legal and beneficial owner of all of the outstanding equity securities or similar interests,

v.

if the lock-up parties is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is a subsidiary or an affiliate (as defined in Rule 405 promulgated under the

Securities Act of 1933, as amended) of the lock-up parties, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up parties or affiliates of the lock-up parties (including, for the avoidance of doubt, where the lock-up parties is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership) or to direct or indirect shareholders, current or former partners (general or limited), beneficiaries, or other equity holders or to the estates of any such stockholders, partners, beneficiaries or other equityholders of the lock-up parties and their respective affiliates, or (B) as part of a distribution to the direct or indirect partners, members, limited partners or shareholders of the lock-up parties,

vi.

by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement or pursuant to any court order or the order of any other governmental authority or agency having jurisdiction over the lock-up parties,

vii.

to the Company from an employee of the Company upon death, disability or termination of employment (with or without cause) or resignation, in each case, of such employee or to the Company from an employee pursuant to any contractual arrangement existing on the date hereof that provides the Company with a right to purchase lock-up securities,

viii.

as part of a sale of the lock-up parties’ lock-up securities acquired in open market transactions after the completion of the initial public offering or from the underwriters in connection with the initial public offering other than pursuant to any directed share program,

ix.	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a) through (h) above,

x.

to the Company, in connection with any reclassification, exchange or conversion of the Securities, provided, that any such Securities received upon such reclassification, exchange or conversion shall be subject to the terms of the lock-up agreement,

xi.

to the Company in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase Class A ordinary shares (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights, provided that any such Class A ordinary shares received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement, and provided further that any such restricted stock units, options, warrants or rights are held by the lock-up parties pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan, each such agreement or plan which is described in this registration statement, the Pricing Disclosure Package and this prospectus,

xii.

pursuant to a bona fide third-party tender offer, take-over bid, merger, amalgamation, plan of arrangement, consolidation or other similar transaction that is approved by the board of directors of the Company and made to all holders of the Company’s capital stock involving a Change of Control (as defined below) of the Company (for purposes hereof, “Change of Control” shall mean the transfer (whether by tender offer, take-over bid, merger, amalgamation, plan of arrangement, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity)); provided that in the event that such tender offer, take-over bid, merger, amalgamation, plan of arrangement, consolidation or other similar transaction is not completed, the lock-up parties’ lock-up securities shall remain subject to the provisions of the lock-up agreement,

xiii.

in the case of certain holders, to certain third-party pledgees in a bona fide transaction as collateral to secure obligations pursuant to lending or other arrangements, upon which the lender may foreclose on the Class A ordinary shares and, in certain cases, transfer such shares, but in each case such transferee or distributee shall execute and deliver to the representatives a lock-up letter in the form of this section;

provided that (A) in the case of any transfer or distribution pursuant to clause (a)(i), (ii), (iii), (iv), (v), (vi), (ix) and (x), such transfer shall not involve a disposition for value, and each donee, devisee, transferee or distributee shall execute and deliver to the representatives a lock-up letter in the form of this section; and (B) in the case of any transfer or distribution pursuant to clause (a)(i), (ii), (iii), (iv), (v), (vi), (viii) and (ix), no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the restricted period referred to above) and (C) in the case of any transfer or distribution pursuant to clause (a)(vi) and (vii) it shall be a condition to such transfer that no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of Class A ordinary shares in connection with such transfer or distribution shall be legally required during the restricted period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer;

(b)

exercise outstanding options, settle restricted stock units or other equity awards or exercise warrants pursuant to plans or agreements described in this registration statement, the Pricing Disclosure Package (as defined in the underwriting agreement) and this prospectus; provided that any lock-up securities received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement;

(c)

convert outstanding preferred stock, warrants to acquire preferred stock or convertible securities into Class A ordinary shares or warrants to acquire Class A ordinary shares; provided that any such Class A ordinary shares or warrants received upon such conversion shall be subject to the terms of the lock-up agreement;

(d)

transfer, convert, reclassify, redeem, exercise or exchange any lock-up securities, or any securities that may be converted, exercised or exchanged into lock-up securities, pursuant to reorganization or recapitalization transactions in connection with or related to the initial public offering described in this registration statement, the Pricing Disclosure Package and this prospectus; provided that any such lock-up securities received upon such transfer, conversion, reclassification, redemption, exercise or exchange shall be subject to the terms of the lock-up agreement; and

(e)

establish trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of lock-up securities; provided that (1) such plans do not provide for the transfer of lock-up securities during the restricted period and (2) no filing by any party under the Exchange Act or other public announcement shall be required or made voluntarily in connection with such trading plan.

In addition, this agreement does not apply to the pledge or hypothecation, or other granting of a security interest in, Class A ordinary shares by the Margin Loan Borrower to one or more banks or financial institutions as collateral or security pursuant to the Margin Loan. The lenders, during such 180-day period, shall be permitted to foreclose or otherwise transfer such lock-up shares or related securities provided as collateral or security and may further transfer such lock-up shares or related securities, provided that the lender shall cause the transferee of such lock-up shares or related securities to execute and deliver to the representatives a lock-up letter substantially in the form of this section.

The Requisite Bookrunners, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to list our Class A ordinary shares on Nasdaq under the symbol “SRAD.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling Class A ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the Class A ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of Class A ordinary shares, which involves the sale by the underwriters of a greater number of Class A ordinary shares than they are required to purchase in this offering, and purchasing Class A ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M promulgated under the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A ordinary shares or preventing or retarding a decline in the market price of the Class A ordinary shares, and, as a result, the price of the Class A ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

The 6,074,074 Class A ordinary shares we are selling in the concurrent private placements to Eldridge, entities affiliated with Radcliff Management LLC and certain other investors, based upon the initial public offering price of $27.00 per Class A ordinary share, will be subject to lock-up agreements with the underwriters for a period of up to 180 days after the date of this prospectus.

Prior to this offering, there has been no public market for our Class A ordinary shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded Class A ordinary shares of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC will serve as placement agents for the concurrent private placements and receive a placement fee in connection with such role.

An affiliate of J.P. Morgan Securities LLC is expected to provide, at or shortly after the completion of the offering, a margin loan (the “Margin Loan”) in an aggregate principal amount totaling the sum of up to $100 million to our shareholder, Radcliff SR I LLC, or entities that are affiliates of, or formed for the benefit of, Radcliff SR I LLC (the “Margin Loan Borrower”). The proceeds of the Margin Loan will be used to satisfy certain obligations of the Margin Loan Borrower. The Margin Loan is expected to be secured under a security and pledge agreement by a pledge of all of the shares held by the Margin Loan Borrower prior to consummation of this offering, representing, in aggregate, 27,641 Class A ordinary shares (0.01% of the number of Class A ordinary shares expected to be issued and outstanding upon completion of the offering and the concurrent private placements, based upon the initial public offering price of $27.00 per Class A ordinary share), and may also be secured by the additional 14,311,825 Class A ordinary shares (7.0% of the number of Class A ordinary shares expected to be issued and outstanding upon completion of the offering and the concurrent private placements, based upon the initial public offering price of $27.00 per Class A ordinary share) expected to be purchased by Radcliff SR I LLC. The Margin Loan is expected to have a scheduled maturity date of two years after its closing. The lender is expected to receive customary fees and expense reimbursements in connection with the Margin Loan.

If the Margin Loans are executed, in the case of nonpayment at maturity or another event of default (including but not limited to the Margin Loan Borrowers’ inability to satisfy a margin call following certain declines in our share price), the lenders may, in addition to other remedies, exercise their rights under the Margin Loans to foreclose on and sell or cause the sale of the Class A ordinary shares pledged by the Margin Loan Borrowers under the Margin Loans.

The financial terms of the Margin Loan agreement described above are being negotiated on an arm’s-length basis by the Margin Loan Borrower and the lender under the Margin Loan. We will not be party to the Margin Loan agreement or the related security and pledge agreements, but we expect to deliver letter agreements to the lender in which we will, among other things, agree not to take any actions that are intended to hinder or delay the exercise of any remedies by the lender under the terms of the Margin Loan agreement.

The lock-up agreement between the underwriters and the Margin Loan Borrower will include an exception to allow for the pledge of Class A ordinary shares by the Margin Loan Borrower to the lender under the Margin Loan agreement. The lender, during such 180-day period, shall be permitted to foreclose or otherwise transfer such lock-up shares or related securities provided as collateral or security and may further transfer such lock-up shares or related securities, provided that the lender shall cause the transferee of such lock-up shares or related securities to execute and deliver to the representatives a lock-up letter substantially in the form described above.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the “FSMA”),

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, this prospectus is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, persons who are outside the United Kingdom or persons in the United Kingdom (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority.

Notice to Prospective Investors in Singapore

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

a.	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (SFA)) pursuant to Section 274 of the SFA;

b.	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

c.	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a.

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

a.	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

b.	where no consideration is or will be given for the transfer;

c.	where the transfer is by operation of law;

d.	as specified in Section 276(7) of the SFA; or

e.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Australia

This document:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong (the “SFO”), and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering and the concurrent private placements, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	$64,364
FINRA filing fee	88,993
Stock exchange listing fee	295,000
Printing expenses	600,000
Transfer agent’s fee	5,000
Legal fees and expenses	5,300,000
Accounting fees and expenses	380,000
Miscellaneous costs	387,719
Concurrent private placement fee	4,192,500

Total	$11,313,576

All amounts in the table are estimates except the SEC registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

CONCURRENT PRIVATE PLACEMENTS

In concurrent private placements, Eldridge, entities affiliated with Radcliff Management LLC and certain other investors have agreed, subject to certain regulatory conditions, to purchase Class A ordinary shares at a price per Class A ordinary share equal to the initial public offering price in return for the aggregate sum of $164.0 million. Based upon the initial public offering price of $27.00 per Class A ordinary share, this would be 6,074,074 Class A ordinary shares. Our agreements with each of Eldridge, entities affiliated with Radcliff Management LLC and certain other investors are contingent upon, and are scheduled to close immediately subsequent to, the closing of this offering as well as the satisfaction of certain conditions to closing. The sale of these shares to Eldridge, entities affiliated with Radcliff Management LLC and certain other investors will not be registered in this offering and will be subject to lock-up agreements with the underwriters for a period of up to 180 days after the date of this prospectus. See “Shares Eligible for Future Sale—Lock-Up Agreements” for additional information regarding such restrictions.

LEGAL MATTERS

The validity of our Class A ordinary shares and certain other matters of Swiss law will be passed upon for us by Niederer Kraft Frey Ltd. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain matters of U.S. federal law will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Sportradar Holding AG and its subsidiaries, consisting of a consolidated statement of financial position as of December 31, 2020 and December 31, 2019, and the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the years ended December 31, 2020 and December 31, 2019 included in this prospectus, and the financial information of Sportradar Group AG, consisting of a statement of financial position as of June 24, 2021, have been so included in reliance on the report of KPMG AG, Switzerland (“KPMG AG”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of KPMG AG is Bogenstrasse 7, Postfach 1142, CH-9001 St. Gallen, Switzerland.

In connection with this offering, we requested that our independent auditor affirm its independence relative to the rules and regulations of the Public Company Accounting Oversight Board (“PCAOB”) and the SEC for the period commencing from January 1, 2020 and the Swiss independence guidelines and the independence rules issued by the International Ethics Standards Board for Accountants (“IESBA”) for the year commencing January 1, 2019.

The independence evaluation procedures of KPMG AG, our registered independent auditor, identified a non-audit service provided to Sportradar AG, a wholly-owned subsidiary of Sportradar Holding AG that is not permissible under SEC independence rules. A KPMG member firm affiliated with KPMG International Limited (“KPMG member firms”) provided a prohibited management function related to a service provided through a web-based collaboration application which provided the Company the ability to monitor and track its tax compliance obligations. The impermissible service, which began in 2019 and was permissible under local and IESBA independence rules, was terminated on October 23, 2020, after it was determined this was a prohibited service under SEC independence rules. The KPMG member firm referenced above does not participate in the audit engagement and the services and other relationships did not in any way compute or generate information that is utilized in the preparation of the consolidated financial statements of the Company.

KPMG AG considered whether the matter noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as our independent auditor and has concluded that there has been no impairment of KPMG AG’s objectivity and ability to exercise impartial judgment on all matters encompassed within its audits. After taking into consideration the facts and circumstances of the above matter and KPMG AG’s determination, our Audit Committee also concluded that KPMG AG’s objectivity and ability to exercise impartial judgment has not been impaired.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Swiss corporation, and the majority of our assets are located within Switzerland. In addition, several members of our board of directors reside within Switzerland. As a result, investors may not be able to effect service of process outside Switzerland upon us or such persons, or to enforce judgments obtained against us or such persons in foreign courts predicated solely upon the civil liability provisions of non-Swiss securities laws.

There is doubt that a lawsuit based upon United States federal or state securities laws could be brought in an original action in Switzerland and that a foreign judgment based upon United States securities laws would be enforced in Switzerland. There is also doubt as to enforceability of judgments of this nature in several of the other jurisdictions in which we operate and where our assets are located.

The United States and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Switzerland.

However, if a person has obtained a final and conclusive judgment rendered by a U.S. court which is enforceable in the United States and files a claim with the competent Swiss court, such final judgment by a U.S. court may be recognized in Switzerland in an action before a court of competent jurisdiction in accordance with the proceeding set forth by the Swiss Federal Act on International Private Law of December 18, 1987, as amended (Bundesgesetz über das internationale Privatrecht) and the Swiss Federal Act on Civil Procedure of December 19, 2008, as amended (Schweizerische Zivilprozessordnung) and, in certain circumstances, the Swiss Federal Act on Debt Collection and Bankruptcy of April 11, 1889, as amended (Bundesgesetz über Schuldbetreibung und Konkurs). In such an action, a Swiss court generally would not reinvestigate the merits of the original matter decided by a U.S. court. The recognition and enforcement of a U.S. judgment by a Swiss court would be conditional upon a number of conditions including those set out in articles 25 et seqq. of the Swiss Federal Act on International Private Law of December 18, 1987, as amended (Bundesgesetz über das Internationale Privatrecht), which include, among others:

•	the U.S. court having had jurisdiction over the original proceedings from a Swiss perspective;

•	the judgment of such U.S. court is final and non-appealable under U.S. federal or state law;

•

service of process to the defendant was completed in accordance with the relevant legal requirements at the defendant’s domicile or permanent residence (including requirements resulting from applicable international treaties), or the defendant unconditionally participated in the foreign proceedings;

•	the original proceeding not having been conducted under a violation of material principles of Swiss civil proceedings law, in particular the right to be heard;

•

the matter (Verfahren) between the same parties and on the same subject resulting in the judgment of the U.S. court has neither been (i) commenced or decided by a Swiss court, provided that such Swiss matter was pending before a Swiss court prior to the U.S. court entered its proceedings or decided by a Swiss court before the decision of the U.S. court, or (ii) decided by a court in a third country, provided such third country matter was decided prior to the decision of the U.S. court and such third country matter is recognizable in Switzerland; and

•	the enforcement of the judgment by the U.S. court not being manifestly incompatible with Swiss public policy (schweizerischer Ordre public).

Moreover, a Swiss court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in Switzerland are solely governed by Swiss procedural law.

Swiss civil procedure differs substantially from U.S. civil procedure in a number of respects. Insofar as the production of evidence is concerned, U.S. law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. No such pre-trial discovery process exists under Swiss law. Rather, Swiss civil procedure provides for the possibility for judicial pre-trial proceedings concerning the precautionary production of evidence (vorsorgliche Beweisführung) only in certain circumstances and under certain conditions. In addition, during the main proceedings, a Swiss court would decide upon the claims for which evidence is required from the parties and the related burden of proof.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.

Upon the closing of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Index to consolidated financial statements

Statement of financial information of Sportradar Group AG (audited)

Consolidated financial statements of Sportradar Holding AG (audited)

Years Ended December 31, 2019 and 2020

Unaudited interim condensed consolidated financial statements of Sportradar Holding AG

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income for the six months ended June 30, 2020 and 2021	F-63
Interim Condensed Consolidated Statements of Financial Position as of December 31, 2020 and June 30, 2021	F-64
Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June, 2020 and 2021	F-65
Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2020 and 2021	F-66
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-67

Report of Independent Registered Public Accounting Firm

To the Shareholder of Sportradar Group AG

Opinion on the Financial Information

We have audited the accompanying statement of financial position of Sportradar Group AG (the Company) as of June 24, 2021, and the related notes (collectively, the financial information). In our opinion, the financial information presents fairly, in all material respects, the financial position of the Company as of June 24, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

The financial information is the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial information based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial information is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial information, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial information. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG AG

We have served as the Company’s auditor since 2021

St. Gallen, Switzerland

July 9, 2021

SPORTRADAR GROUP AG

STATEMENT OF FINANCIAL POSITION

AS OF JUNE 24, 2021 (DATE OF INCEPTION)

(Expressed in Swiss francs)

June 24, 2021
Assets
Cash	100,000

Total assets	100,000

Liabilities	—

Equity
Share capital (CHF 0.10 par value; 1,000,000 shares authorized, issued and outstanding)	100,000

Total equity	100,000

Total liabilities and equity	100,000

The accompanying notes form an integral part of this statement of financial position.

SPORTRADAR GROUP AG

NOTES TO THE STATEMENT OF FINANCIAL POSITION

AS OF JUNE 24, 2021 (DATE OF INCEPTION)

1.	Organization and Operations

Sportradar Group AG (the “Company”) was incorporated on June 24, 2021, as a stock corporation (“Aktiengesellschaft”) under the laws of Switzerland, located in St. Gallen, Switzerland, and registered in the Commercial Register of the district court in St. Gallen.

The Company was formed to acquire Sportradar Holding AG. As the sole holder of equity in Sportradar Holding AG, the Company will operate the business and control the strategic decisions and day-to-day operations of Sportradar Holding AG.

Pursuant to the terms of a corporate reorganization that will be completed prior to the consummation of the Company’s public offering, all of the outstanding ordinary shares and participation certificates of Sportradar Holding AG will be contributed and transferred to the Company in exchange for newly issued ordinary shares of Sportradar Group AG (the “Reorganization Transactions”). As a result of the Reorganization Transactions, Sportradar Holding AG will become a wholly owned subsidiary of the Company and the current shareholders of Sportradar Holding AG will become the shareholders of the Company.

The statement of financial position as of June 24, 2021 (date of inception) and related notes were approved and authorized for issue by the Board of Directors on July 9, 2021.

2.	Significant Accounting Policies

Basis of preparation

This statement of financial position has been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Separate statements of profit or loss and other comprehensive income, changes in equity and cash flows have not been presented because there have been no activities of the Company at the statement of financial position date.

3.	Subsequent Events

Subsequent events have been evaluated from the statement of financial position date through July 9, 2021 and it has been determined that there are no items to disclose.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sportradar Holding AG

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sportradar Holding AG and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the two year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AG

We have served as the Company’s auditor since 2014.

St. Gallen, Switzerland

April 16, 2021, except for note 7 as to which the date is June 17, 2021

SPORTRADAR HOLDING AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Euros – except for per share data)

		Years Ended December 31,
	Note	20191)	2020
Revenue	5	380,403	404,924
Purchased services and licenses (excluding depreciation and amortization)	7	(61,395)	(89,307)
Internally-developed software cost capitalized	12	7,863	6,093
Personnel expenses		(119,078)	(121,286)
Other operating expenses		(46,727)	(41,339)
Depreciation and amortization	12, 13	(112,803)	(106,229)
Impairment of intangible assets	12	(39,482)	(26,184)
Impairment loss on trade receivables, contract assets and other financial assets	16, 17	(5,303)	(4,645)
Impairment of equity-accounted investee	15	—	(4,578)
Share of loss of equity-accounted investees		(235)	(989)
Loss from loss of control of subsidiary	4	(2,825)	—
Finance income	8	17,445	41,733
Finance costs	9	(28,108)	(36,068)

Net (loss) / income before tax		(10,245)	22,125
Income tax benefit/ (expense)	10	21,910	(7,319)

Profit for the year		11,665	14,806

Other Comprehensive Income / (loss)
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability		(706)	(926)
Related deferred tax income		92	136

		(614)	(790)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustment		(1,064)	3,683
Foreign currency translation adjustment attributable to non-controlling interests		(47)	277

		(1,111)	3,960

Other comprehensive (loss)/ income for the year, net of tax		(1,725)	3,170

Total comprehensive income for the year		9,940	17,976

Profit attributable to:
Owners of the Company		11,734	15,245
Non-controlling interests		(69)	(439)

		11,665	14,806

Total comprehensive income attributable to:
Owners of the Company		10,056	18,138
Non-controlling interests		(116)	(162)

		9,940	17,976

Profit per ordinary share attributable to owners of the Company
Basic and diluted	11	22.24	28.89

1)	Certain amounts have been reclassified to conform to current year presentation as described in note 1.2.

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR HOLDING AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Euros)

		December 31,
Assets	Note	20191)	2020
Current assets
Cash		57,024	385,542
Trade receivables	17	12,571	23,812
Contract assets	17	20,554	23,775
Other assets and prepayments	18	18,374	15,018
Derivative financial instruments		1,368	—
Income tax receivables		2,447	1,661

		112,338	449,808

Non-current assets
Property and equipment	13	38,929	33,983
Intangible assets and goodwill	12	420,797	346,069
Equity-accounted investees	15	15,059	9,884
Other financial assets	16	97,291	95,055
Deferred tax assets	10	25,483	22,218

		597,559	507,209

Total assets		709,897	957,017

Current liabilities
Loans and borrowings	20	16,823	8,040
Trade payables	22	122,771	131,469
Other liabilities	23	26,223	37,733
Contract liabilities	24	19,269	14,976
Income tax liabilities		7,184	7,535

		192,270	199,753

Non-current liabilities
Loans and borrowings	20	143,199	430,639
Trade payables	22	198,904	146,157
Other non-current liabilities	23	16,119	10,682
Deferred tax liabilities	10	5,361	5,654

		363,583	593,132

Total liabilities		555,853	792,885
Share capital	19	302	302
Participation certificates	19	161	161
Treasury shares	19	—	(1,970)
Additional paid-in capital	19	107,776	99,896
Retained earnings		50,820	68,027
Other reserves		(2,034)	859

Equity attributable to owners of the Company		157,025	167,275

Non-controlling interest		(2,981)	(3,143)

Total equity		154,044	164,132

Total liabilities and equity		709,897	957,017

1)	Certain amounts have been reclassified to conform to current year presentation as described in note 1.2.

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR HOLDING AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of Euros)

	Share capital	Particip. Certificates	Treasury shares	Additional paid in capital	Retained earnings	Foreign currency translation reserve	Reserve from actuarial gains and losses	Attributable to owners of the Group	Attributable to non- controlling interests	Total equity
Equity as of January 1, 2019	302	136	—	—	39,086	(584)	228	39,168	9,437	48,605
Net profit for the year	—	—	—	—	11,734	—	—	11,734	(69)	11,665
Other comprehensive income	—	—	—	—	—	(1,064)	(614)	(1,678)	(47)	(1,725)

Total comprehensive income	—	—	—	—	11,734	(1,064)	(614)	10,056	(116)	9,940

Capital increase	—	25	—	107,776	—	—	—	107,801	—	107,801
Changes in ownership interests	—	—	—	—	—	—	—	—	(12,302)	(12,302)

Equity as of December 31, 2019	302	161	—	107,776	50,820	(1,648)	(386)	157,025	(2,981)	154,044

Net profit for the year	—	—	—	—	15,245	—	—	15,245	(439)	14,806

Other comprehensive income	—	—	—	—	—	3,683	(790)	2,893	277	3,170

Total comprehensive income	—	—	—	—	15,245	3,683	(790)	18,138	(162)	17,976

Purchase of MPP share awards	—	—	(4,300)	—	—	—	—	(4,300)	—	(4,300)
Issuance of MPP share awards	—	—	2,330	—	—	—	—	2,330	—	2,330
Reclassification of unpaid contribution of capital	—	—	—	(7,880)	(365)	—	—	(8,245)	—	(8,245)
Equity-settled share-based payments	—	—	—	—	2,327	—	—	2,327	—	2,327

Equity as of December 31, 2020	302	161	(1,970)	99,896	68,027	2,035	(1,176)	167,275	(3,143)	164,132

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR HOLDING AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Euros)

		Years Ended December 31,
	Note	2019	2020
OPERATING ACTIVITIES:
Profit for the year		11,665	14,806
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Income tax (benefit)/ expense	10	(21,910)	7,319
Interest income	8	(4,236)	(6,661)
Interest expense	9	13,439	16,658
Impairment losses on financial assets	16	1,601	1,698
Impairment of equity-accounted investee	15	—	4,578
Other financial expenses/(income), net		4,671	(17,423)
Amortization and impairment of intangible assets	12	142,752	122,646
Depreciation of property and equipment	13	9,533	9,767
Equity-settled share-based payments		—	2,327
Other		(449)	1,930

Cash flow from operating activities before working capital changes, interest and income taxes		157,066	157,645

Increase in trade receivables, contract assets, other assets and prepayments		(6,817)	(11,722)
Increase in trade and other payables, contract and other liabilities		11,113	20,657

Changes in working capital		4,296	8,935

Interest paid		(13,439)	(13,263)
Interest received		11	17
Income taxes paid		(1,968)	(2,075)

Net cash from operating activities		145,966	151,259

INVESTING ACTIVITIES:
Acquisition of intangible assets	12	(91,576)	(91,956)
Acquisition of property and equipment		(6,691)	(1,996)
Acquisition of subsidiary, net of cash acquired	3	(8,917)	(2,062)
Contribution to equity-accounted investees		(1,689)	—
Acquisition of financial assets		(550)	—
Derecognition of cash held by deconsolidated subsidiary	3	(790)	—
Collection of loans receivable	16	270	454
Issuance of loans receivable	16	(4,214)	(2,687)
Collection of deposits		—	215
Payment of deposits		(145)	(108)

Net cash used in investing activities		(114,302)	(98,140)

FINANCING ACTIVITIES:
Payment of lease liabilities	14	(5,088)	(3,817)
Proceeds from borrowing of bank debt	20	—	462,057
Transaction costs related to borrowings	20	—	(11,160)
Principal payments on bank debt	20	(20,100)	(170,838)
Purchase of MPP share awards	19	—	(3,750)
Proceeds from issuance of MPP share awards	19	—	2,330
Change in bank overdrafts	20	(76)	(285)
Proceeds from issue of participation certificates	19	20,578	—

Net cash (used in)/ from financing activities		(4,686)	274,537

Net increase in cash		26,978	327,656
Cash as of January 1		30,016	57,024
Effects of movements in exchange rates		30	862

Cash as of December 31		57,024	385,542

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR HOLDING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Euros – unless stated otherwise)

1.	General information

1.1 Reporting entity

Sportradar Holding AG (the “Company”) and its subsidiaries (together the “Sportradar Holding Group”, “Sportradar” or the “Group”) is a leading provider of sports data services and premium partner for the sports betting and media industries. The Group provides sports data services to the bookmaking world with its brand “Betradar” and to the international media industry under the brand “Sportradar Media Services”.

The parent company Sportradar Holding AG was incorporated on September 21, 2018, as a stock corporation (“Aktiengesellschaft”) under the laws of Switzerland, located in St. Gallen, Switzerland, and registered in the Commercial Register of the district court in St. Gallen. Since October 3, 2018, it holds the majority of shares in Sportradar AG which was the parent company of the Group before that date.

The consolidated financial statements for the financial years ended December 31, 2019 and 2020 were approved and authorized for issue by the Board of Directors on April 15, 2021.

1.2 Basis of preparation

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on an accrual basis applying the historical cost concept, except for certain financial instruments that are measured at fair value.

The accounting policies set out below comply with each respective IFRS effective at the end of the Group reporting period, which was December 31, 2020.

Certain amounts presented previously under the Group’s statutory consolidated financial statements as of and for the year ended December 31, 2019 have been reclassified in these financial statements to conform to the current year presentation. On the consolidated statement of profit or loss and other comprehensive income, impairment of intangible assets (€39,482) has been presented as a separate line, interest income (€4,236) and other financial income (€13,117) have been grouped under finance income, and interest expense (€13,439) and other financial expense (€17,404) have been grouped under finance costs. On the consolidated statement of financial position, goodwill (€97,187) and other intangibles assets (€323,610) have been grouped under the caption intangible assets and goodwill, current (€6,274) and non-current (€22,571) portion of lease liabilities have been reclassified from trade payables to loans and borrowings, and deferred purchase price (€13,500) and employee benefit liabilities (€2,619) have been grouped under other non-current liabilities. These changes have been made to increase the readability and transparency of the financial statements.

1.3 Basis of consolidation

The consolidated financial statements comprise the financial statements of Sportradar Holding AG and its subsidiaries as of December 31, 2019 and 2020 as disclosed in note 32. A subsidiary is an entity controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Intercompany transactions, balances, unrealized losses and unrealized gains on transactions between Group companies are eliminated in preparing the consolidated financial statements. Accounting policies of subsidiaries are consistent with the policies adopted by the Group.

Non-controlling interests are measured initially at their proportionate share of the acquired entity’s identifiable net assets at the date of acquisition. Non-controlling interests are the proportionate share of the results and the equity in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests in the net assets and in the results of consolidated subsidiaries are identified separately from the Group’s equity and results. Non-controlling interests consist of the amount of those interests at the date of the business combination and the non-controlling interests’ share of changes in equity since that date.

Profit or loss and each component of Other Comprehensive Income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in the consolidated statements of profit or loss and other comprehensive income. Any investment retained is recognized at fair value.

1.4 Coronavirus

The outbreak of the novel coronavirus (“COVID-19”) has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak to be a pandemic in recognition of its rapid spread across the globe. Many governments took increasingly stringent steps to help contain or delay the spread of the virus, including requiring self-isolation/ quarantine by those potentially affected, implementing social distancing measures, and controlling or closing borders and “locking-down” cities/regions or even entire countries. With the second wave of the outbreak coming into effect in October 2020, the pandemic was recognized as a risk for the Group. The pandemic is expected to remain in 2021, with the potential for further waves and the need for additional lockdowns. The second wave has not resulted in a lockdown in as many cities/regions as the first wave, however it has prolonged other strict measures such as continued working from home requirements, restricted travel and social distancing measures. Further waves expected in the future could lead to additional measures.

There is continued economic uncertainty, evidenced by more volatile asset prices and currency exchange rates, and a significant decline in long-term interest rates in developed economies.

During the year ended December 31, 2020, the pandemic declaration has led to a significant suspension or cancellation of sporting events. This led to a decline in the available content the Group delivers to its clients. In response, the Group secured and delivered alternative content to its clients to mitigate the cancellation of traditional sports data. This included newly acquired live content (i.e. table tennis, badminton), E-sports leagues and virtual content. The Group negotiated with sport rights holders to suspend or postpone license payments. Also, from March to August 2020, the Group implemented a wide range of cost-cutting measures such as temporary pay reductions, postponement of bonus payments and utilization of furlough schemes, and suspended all non-necessary internal projects. The Group recognized grants of €3,179 received under furlough schemes on a net basis in the consolidated statement of profit or loss and other comprehensive income within personnel expenses where the related wages and salaries for the furloughed employees were recognized. There is no outstanding balance of deferred income or receivable related to such grants as of December 31, 2020.

The Group will continue to monitor the COVID-19 pandemic situation and will take further action as necessary in response to the economic disruption. The impact on financial results will depend on the length of time that these disruptions exist and whether the sports seasons and sporting events will continue to be suspended, postponed or cancelled.

1.5 Going concern

Taking into account significant positive cash inflows from operating activities, current and future developments and principal risks and uncertainties, and making appropriate enquiries, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, which is at least 12 months from the date when these consolidated financial statements were authorized for issue. Accordingly, management is satisfied that the consolidated financial statements should be prepared on a going concern basis.

2.	Significant accounting policies

2.1 New and amended standards and interpretations

The following IFRS amendments and interpretations are effective from January 1, 2019 but they do not have a significant impact on the Group’s consolidated financial statements:

•	Amendments to IFRS 9: Prepayment features with negative compensation

•	Amendments to IAS 12: Income Taxes (Annual improvements 2015-2017)

•	IFRIC 23: Uncertainty over income tax treatment

•	Amendments to IFRS 3: Business combinations and IFRS 11: Joint Arrangements (Annual improvements 2015-2017)

•	Amendments to IAS 23: Borrowing Costs (Annual improvements 2015-2017)

•	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

•	Amendments to IAS 28: Long-term Interests in Associates and Joint Ventures

The following IFRS amendments and interpretations are applied from January 1, 2020 but they do not have a significant impact on the Group’s consolidated financial statements:

•	Amendments to References to Conceptual Framework in IFRS Standards

•	Amendments to IAS 1 and IAS 8: Definition of Material

•	Amendments to IFRS 3: Definition of a Business

•	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest rate benchmark reform

•	Amendments to IFRS 16: COVID-19-Related Rent Concessions

The following IFRS standards were effective from January 1, 2019 and had a significant impact on the Group’s consolidated financial statements:

IFRS 16 Leases

The Group initially applied IFRS 16 Leases (“IFRS 16”) from January 1, 2019 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings as of January 1, 2019. IFRS 16 Leases replaces IAS 17 Leases (“IAS 17”) along with three interpretations (IFRIC 4 Determining whether an Arrangement contains a Lease (“IFRIC 4”), SIC 15 Operating Leases-Incentives and SIC 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease).

On transition to IFRS 16, the Group elected to use the transition practical expedient to not reassess whether a contract is, or contains, a lease as of January 1, 2019. In accordance with this practical expedient, the Group applied the standard only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that have a remaining lease term of less than 12 months from the date of initial application and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value, (USD 5,000 or less) (low-value assets).

The adoption of IFRS 16 has resulted in the Group recognizing a right-of-use asset and related lease liability in connection with all former operating leases except for those identified as low-value assets or short-term leases. As a lessee, the Group leases assets including property and vehicle fleet. The Group previously classified these leases as operating leases under IAS 17. The Group did not have any leases which were previously classified as finance leases under IAS 17.

On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the incremental borrowing rate (approx. 2.25% on average) as of January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any related prepaid or accrued lease payments previously recognized.

The Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17. In particular, the Group:

-

has relied on its historic assessment as to whether leases were onerous immediately before the date or initial application of IFRS 16, instead of performing an impairment review on the right-of-use assets. In this case, the Group adjusted the right-of-use asset at the date of initial application by the amount of any provision for onerous leases recognized in the consolidated statements of financial position immediately before the date of initial application;

-

did not recognize right-of-use assets and liabilities for leases of low value assets or with a remaining lease term of less than 12 months, but accounted for the lease expense on a straight-line basis over the remaining lease term;

-	excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application;

-	used hindsight in determining the lease term where the contract contained options to extend or terminate the lease.

The effect of adopting IFRS 16 as of January 1, 2019 is as follows:

in €’000	January 1, 2019
Assets
Property and equipment (Right-of-use assets)	26,660
Liabilities
Loans and borrowings (Lease liabilities)	26,660

The lease liabilities as of January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

in €’000	January 1, 2019
Operating lease commitments as of December 31, 2018	27,255
Weighted average incremental borrowing rate as of January 1, 2019	2.25%
Discounted operating lease commitments as of January 1, 2019	25,732

Less:
Commitments relating to leases of low-value assets	(208)
Commitments relating to short-term leases (less than 12 months remaining)	(14)
Add:
Extension options reasonably certain to be exercised	1,150

Lease liabilities recognized as of January 1, 2019	26,660

2.2 Standards and interpretations issued but not yet effective

The following new and revised standards and interpretations are issued but are not yet effective and are not early adopted by the Group in preparing these consolidated financial statements.

Standard or interpretation	Effective date	Planned application by Sportradar in reporting year
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest rate benchmark reform - Phase 2	January 1, 2021	2021
Amendments to IFRS 3: References to Conceptual Framework in IFRS Standards	January 1, 2022	2022
Amendments to IAS 37: Onerous contracts – Cost of fulfilling a contract	January 1, 2022	2022
Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022	2022
Amendments to IFRS 1: First-time Adoption of International Financial Reporting Standards (Annual improvements 2018-2020)	January 1, 2022	2022
Amendments to IFRS 9: Financial Instruments (Annual improvements 2018-2020)	January 1, 2022	2022
Amendments to IAS 1: Classification of Liabilities as Current or Non-current	January 1, 2023	2023
IFRS 17 and amendments to IFRS 17: Insurance Contracts	January 1, 2023	2023
Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred indefinitely	—

The above new standards, new interpretations and amended standards are not expected to have a material impact on the consolidated financial statements of the Group.

2.3 Use of judgments, estimates and assumptions

In preparing these consolidated financial statements, management is required to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities reported at the end of any given period as well as the amounts of revenue and expenses for the reporting period. These judgments, estimates and related assumptions are based on historical information and other factors deemed appropriate under the circumstances, which serve as the basis for assessing the carrying amounts of assets and liabilities that cannot be derived from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements.

License agreements

Sportradar typically enters into license agreements with sports leagues for the right to supply data and/or live video feeds to the betting industry (and the media). As described in note 2.9 below, such license agreements fulfill the definition of an intangible asset. There remains uncertainty regarding the timing of initial recognition as an intangible asset and whether those agreements could be considered as executory contracts that should only lead to asset recognition when payments are made. IFRS does not provide industry specific guidance for such license agreements. Therefore, the general recognition requirements of IAS 38 Intangible assets (“IAS 38”) need to be applied to develop an accounting policy.

License agreements are for a fixed period of time. Payments are typically made in installments over the length of the contract and are mainly fixed. If the license agreements have a non-cancellable contract term of more than one year and if they require guaranteed minimum license payments, management believes that the recognition criteria of IAS 38 are generally satisfied at commencement of the license term.

The license agreements entered into by Sportradar are complex and the specific rights granted can vary by agreement. Therefore, the conclusion for the accounting of each license agreement involves a significant degree of judgment.

During 2020, the COVID-19 pandemic led to a significant suspension or cancellation of sporting events. As a result, the Group negotiated with sport rights holders to suspend license payments. The credit notes received from the sport rights holders for the payments suspended were recognized against license fees payables included within trade payables in the consolidated statement of financial position. The portion of these payables capitalized under intangible assets was recognized as a disposal considering the lower service potential due to suspension and cancellation of sporting events.

Sportradar generally amortizes its license agreements on a straight-line basis over the respective seasons. During 2019, amortization of the National Basketball Association (“NBA”) license agreement was based on the expected increasing usage of the rights over the license term, which is impacted by factors such as the opening of the betting market in the US and correlated user growth. The impairment test for the NBA license agreement performed at the end of 2019 which resulted in an impairment of €36.0 million indicated that the expected usage could no longer be considered as a reliable measure of the consumption of economic benefits. Therefore, with effect from January 1, 2020, the Group changed its amortization method of the NBA license agreement from an expected usage basis to a straight-line basis. For the year ended December 31, 2020, the change in estimate resulted in an increase in the amortization expense by €2,993. For 2021 the amortization expense will increase by €207. For 2022 and 2023, the amortization expense will decrease by €417 and €612, respectively.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future development, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

a)	Impairment

Impairment testing for goodwill and other intangible assets, property and equipment, and equity-accounted investees is generally based on discounted estimated cash flows generated from the continuing use and ultimate disposal of the assets. Factors such as lower than anticipated sales and reduced net cash flows, as well as changes in the discount rates used can lead to impairments. For information on the carrying amounts of goodwill and other intangible assets and assumptions used for impairment tests for goodwill, refer to note 12. For information on the carrying amounts and assumptions used for impairment test of equity-accounted investees, refer to note 15.

b)	Tax step-up

The recognition of the deferred tax asset for the tax step-up is generally based on future estimated taxable income. Factors such as lower than anticipated taxable results can lead to an impairment of the deferred tax asset. For information on the deferred tax asset amount recognized, refer to note 10.

2.4 Business combinations

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquired entity and the equity interests issued by the Group. The consideration transferred includes the fair values of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity at the non-controlling interest’s proportionate share of the recognized amounts of the acquired entity’s identifiable net assets.

Acquisition-related costs are expensed as incurred. Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration, that is deemed to be an asset or liability, are recognized in the consolidated statements of profit or loss and other comprehensive income. For further information on business combinations refer to note 3.

2.5 Foreign currency

In preparing the financial statements of each individual Group entity, transactions in foreign currencies are translated to the respective functional currency of Group companies using the exchange rate prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are subsequently translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured based on historical cost in a foreign currency are not subsequently translated. Foreign exchange gains and losses are recognized in finance income or finance costs respectively.

When translating the subsidiary’s respective functional currencies into Sportradar’s presentation currency, which is Euro, assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition are translated using the exchange rates at the reporting date. Income and expense items are translated using the average exchange rates prevailing during the year. Equity is translated at historical exchange rates. All resulting foreign currency translation differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve. If a foreign operation is entirely disposed of or control is lost due to a partial disposal, the cumulative amount of the translation reserve relating to that foreign operation is reclassified to profit or loss and is part of the gain or loss on disposal.

2.6 Revenue from contracts with customers

The Group derives revenue mainly from service contracts with customers. Revenue from contracts with customers is recognized when it transfers control over a service to a customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services.

Please refer to note 5 for an overview of the performance obligations and revenue recognition within Sportradar.

2.7 Purchased services and licenses

Purchased services and licenses consists primarily of licenses and sports rights that have not been capitalized, fees paid to data journalists and freelancer for gathering sports data, fees to sales agents, production costs, consultancy fees, as well as IT development costs and other external service costs. These costs are primarily expensed as they are incurred. This financial statement caption does not include depreciation or amortization expense (as summarized in notes 12 and 13).

2.8 Income taxes

Income taxes include current and deferred income taxes. Income taxes are recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or directly in equity, respectively.

Current income taxes relate to all taxes levied on taxable income of the consolidated companies. It is calculated using tax rates that are enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Other taxes such as property taxes or excise taxes are classified as other operating expenses.

Deferred tax assets and liabilities are recognized in the consolidated statements of financial position for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases as well as for unused tax credits and unused tax losses carried forward. However, deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and if the temporary difference arose from the initial recognition of goodwill. Temporary differences relating to investments in subsidiaries are not recognized to the extent the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences only to the extent that it is probable that future taxable income will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

For purposes of calculating deferred tax assets and liabilities, the Group applies tax rates that are expected to be applied to temporary differences when they reverse, based on tax rates that are enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to the same taxation authority or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. For further details, refer to note 10.

2.9 Intangible assets

Intangible assets are identifiable non-monetary assets without physical substance. An asset is a resource that is controlled by the entity as a result of past events (for example, purchased or self-created) and from which future economic benefits (inflows of cash or other assets) are expected.

IAS 38 requires an entity to recognize an intangible asset, whether purchased or self-created (at cost) if, and only if:

•	it is probable that the future economic benefits that are attributable to the asset will flow to the entity; and

•	the cost of the asset can be measured reliably.

License agreements

Sportradar typically enters into license agreements with sports leagues for the right to supply data and/or live video feeds to the betting industry (and the media). Those license agreements may include rights to live and past game data, live videos and marketing rights. Such license agreements fulfill the definition of an intangible asset, because they arise from contractual rights and are therefore considered identifiable non-monetary assets without physical substance. In addition, Sportradar also exercises control over the rights granted because Sportradar is able to obtain future economic benefits (income from selling official data and/or videos) and can restrict others from doing so.

At initial recognition, license assets are measured at cost. Costs include the contractually agreed minimum license payments over the non-cancellable contract term. These payments are discounted using the market interest rate at initial recognition. Furthermore, amounts arising from barter transactions are included in the cost of the license asset and recognized as contract liability. Variable payments (e.g. based on revenues) are not part of the cost and are recognized as expenses when they occur.

After initial recognition, license assets are carried at cost less accumulated amortization and impairment losses. The useful lives are based on the license term (2 - 7 years).

The amortization method used should reflect the pattern in which the asset’s future economic benefits are expected to be consumed. If that pattern cannot be determined reliably, the straight-line method shall be used. The consumption of economic benefits is influenced by the license term as well as the underlying schedule for the respective sports league.

Sportradar generally amortizes its license agreements on a straight-line basis over the respective seasons. During 2019, amortization of the NBA license agreement was based on the expected increasing usage of the rights over the license term, which is impacted by factors such as the opening of the betting market in the US and correlated user growth. The impairment test for the NBA license agreement performed at the end of 2019 which resulted in an impairment of €36.0 million indicated that the expected usage could no longer be considered as a reliable measure of the consumption of economic benefits. Therefore, with effect from January 1, 2020, the Group changed its amortization method of the NBA license agreement from an expected usage basis to a straight-line basis.

Amortization expense is recorded under Depreciation and amortization in the consolidated statements of profit or loss and other comprehensive income.

Internally-developed software

Research costs are expensed as incurred, and development costs are only recognized as internally-developed software (internally generated intangible assets) if all recognition criteria according to IAS 38 are met. Expenses that can be directly allocated to development projects are capitalized provided that:

•	the completion of the intangible asset is technically feasible,

•	the Group has the intention to complete the intangible asset and to use or to sell it,

•	the intangible asset can be sold or used internally,

•	the intangible asset will generate future benefits in terms of new business opportunities, cost savings or economies of scale,

•	sufficient technical and financial resources are available to complete the development and to use or sell the intangible asset, and

•	expenditures can be measured reliably (refer to note 12). Direct costs include not only the personnel expenses for the development team, but also the costs for external consultants and developers.

The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Estimated useful life in years
Internally-developed software in use	3 – 5

The amount initially recognized for internally-developed software is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When no internally-developed software can be recognized, development costs are recognized in the consolidated statements of profit or loss and other comprehensive income as incurred. Subsequent to initial recognition, development costs are measured at cost less accumulated amortization and any accumulated impairment losses.

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the fair value of the identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group reassesses whether it correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of profit or loss and other comprehensive income of the year.

Goodwill arising from acquisition of subsidiaries is subsequently measured at cost less accumulated impairment losses.

Other intangible assets

Other intangible assets with definite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in the consolidated statements of profit or loss and other comprehensive income as incurred.

Generally, intangible assets are amortized on a straight-line basis over the shorter of their contractual term or their estimated useful lives.

The following useful lives are applied:

Intangible asset	Estimated useful life in years
Acquired trademarks and brand names	5
Acquired customer bases	5 - 10
Software	2 - 5
Other rights	2 - 5

The amortization expense is recorded under Depreciation and amortization in the consolidated statements of profit or loss and other comprehensive income. The expense of low value assets is recorded in other operating expenses.

Other intangible assets with indefinite useful lives as well as goodwill are not amortized but tested for impairment annually. Impairment losses on these assets are presented as a separate line in the consolidated statements of profit or loss and other comprehensive income.

2.10 Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures and, for qualifying assets, borrowing costs that are directly attributable to the acquisition of the item. If government grants are collected, they are deducted from the acquisition or manufacturing costs. Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group.

Property and equipment are depreciated on a straight-line basis over the estimated useful life of the assets:

Tangible asset	Estimated useful life in years
Leasehold improvements	5 - 12
Technical equipment and machines	3 - 15
Other facilities and equipment	3 - 15
Right-of-use assets	1 - 12

The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Maintenance and repairs are expensed as incurred. Gains or losses resulting from the sale or retirement of assets are recognized in other operating income or expenses.

Depreciation expense of property and equipment is recorded under Depreciation and amortization in the consolidated statements of profit or loss and other comprehensive income.

For further details on property and equipment refer to note 13.

2.11 Impairment of non-financial assets

The Group assesses at each reporting date, whether there is a trigger that non-financial assets might be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Irrespective of whether there is any indication of impairment, the Group tests goodwill acquired in a business combination, intangible assets not yet available for use and intangible assets with an indefinite useful life for impairment at least annually.

For impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (“CGU”). Goodwill arising from a business combination is allocated to the CGUs that are expected to benefit from the synergies of the business combination, irrespective of whether other assets or liabilities of the acquiree are assigned to these units.

An impairment loss is recognized when an asset’s or CGU’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of its fair value less costs to sell and its value in use. Value in use is based on the estimated future cash flows expected to arise from the continued use of the asset or from its eventual disposal, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

If these tests result in an impairment, the relating loss is reported as a separate line in the consolidated statements of profit or loss and other comprehensive income. On the consolidated statements of financial position, impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. For further details refer to note 12.

If there is any indication that the considerations which led to an impairment no longer exists, the Group will consider the need to reverse all or a portion of the impairment charge except for goodwill. This reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization had no impairment loss been recognized in prior years.

2.12 Leases

As described in note 2.1, the Group has adopted IFRS 16 on January 1, 2019 using the modified retrospective approach.

The Group as a lessee

For any new contracts entered into on or after January 1, 2019, the Group considers whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an asset, the Group assesses whether the contract meets three key evaluations under IFRS 16:

-	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;

-

the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract; and

-

the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct how and for what purpose the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee

At lease commencement date, the Group recognizes a right-of-use asset and a lease liability. The right-of-use asset is initially measured at cost, which is made up of the initial measurement of the liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and – if applicable – an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The Group subsequently depreciates the right-of-use asset on a straight-line basis from the commencement date to the end of the lease term and adjusts for certain remeasurements of the lease liability. The Group also assesses the right-of-use asset for impairment if any indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease, if that rate is readily available, or the incremental borrowing rate. Generally, the Group uses the incremental borrowing rate (“IBR”) as the discount rate. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed payments), variable payments based on an index or rate, and – if applicable – amounts expected to be payable under a residual value guarantee, payments arising from options reasonably certain to be exercised and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. The liability is increased as a result of interest accrued on the balance outstanding and is reduced for lease payments made. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit and loss if the carrying amount of the right-of-use asset has already been reduced to zero.

On the consolidated statements of financial position, right-of-use assets are presented within property and equipment while lease liabilities are presented within loans and borrowings.

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including other facilities and equipment. The payments in relation to these leases are recognized in the consolidated statements of profit or loss and other comprehensive income on a straight-line basis over the lease term.

For further details refer to note 14.

2.13 Financial instruments

Initial recognition and derecognition

Trade receivables and debt securities issued are initially recognized when they originate. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus (for financial assets) or minus (for financial liabilities), for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

The Group derecognizes financial assets when the contractual right to the cash flows expires or the assets are transferred, and the Group has neither retained the contractual rights to receive cash nor assumes any obligations to pay cash from the assets.

Classification and measurement

Financial Assets

On initial recognition, a financial asset is classified as measured at:

-	amortized cost;

-	fair value through other comprehensive income (FVOCI); or

-	fair value through profit and loss (FVTPL).

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is classified as an asset measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as either asset measured at amortized cost or assets measured at FVOCI are measured at FVTPL. This includes all derivative financial assets, refer to note 25.

For the purpose of assessing whether contractual cash flows are solely payments of principal and interest: - “principal” is defined as the fair value of the financial asset on initial recognition; - “interest” is defined as the consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (for example liquidity risk and administrative costs), as well as a profit margin.

Sportradar’s trade receivables and loans entitle it solely to payments of principal and interest (only loans). The Group holds all trade receivables and loans with the objective to collect the contractual cash flows.

Financial assets measured at amortized cost

Loans, receivables and cash accounts are subsequently measured at amortized cost using the effective interest rate method. The amortized cost is reduced by impairment losses, if any. Gains and losses are recognized in the consolidated statements of profit or loss and other comprehensive income when the asset is derecognized, modified or impaired.

Cash

For the purpose of the statements of cash flows, cash comprises the cash at banks and on hand. Bank overdrafts are not considered under cash as they are not an integral part of the Group’s cash management.

Financial assets measured at fair value through profit or loss (FVTPL)

Financial assets measured at FVTPL comprise derivative financial instruments and are subsequently measured at fair value. Net gains and losses are recognized in profit or loss.

The Group holds derivative financial instruments to hedge its foreign currency rate risk exposures. The fair value of the derivatives is determined by quoted prices in active markets or inputs other than quoted prices, that are observable for the asset, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Negative fair values are shown within liabilities while positive fair values are shown within assets.

Financial and other liabilities

The Group’s financial liabilities include borrowings, trade payables, lease liabilities and other liabilities which are financial instruments.

Financial liabilities are classified as liabilities measured at amortized cost or at FVTPL. A financial liability is classified as a liability measured at FVTPL if it is a derivative or it is designated as such on initial recognition. These are measured at fair value and net gains and losses, including any interest expense, are recognized in the consolidated statements of profit or loss and other comprehensive income. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in the consolidated statements of profit or loss and other comprehensive income. Any gain or loss on derecognition is also recognized in the consolidated statements of profit or loss and other comprehensive income.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in the consolidated statements of profit or loss and other comprehensive income.

Financial assets and financial liabilities are offset and the net amount presented in the statements of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Impairment for non-derivative financial assets and contract assets

Trade receivables and contract assets

Impairment is measured based on an expected credit loss (“ECL”) model. The Group measures loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs. The Group considers a financial asset to be in default if the borrower is unlikely to pay its credit obligations to the Group in full or the financial asset is more than 90 days overdue.

The Group applies a practical expedient to calculate ECLs on receivables and contract assets that do not contain a significant financing component using a provision matrix. This matrix is based on information such as delinquency status and actual credit loss experience over the last four years (on historical data) and based on current and forward-looking information on macroeconomic factors. The provision matrix is applied to all outstanding trade receivables by aging group to determine the actual ECL. The Group considered the contract assets to be current and use the same default rate as the “not overdue” trade receivables aging bucket to calculate the ECL provision.

The provision matrix is not applied to financial assets which are already impaired by individual allowances.

Credit-impaired Financial assets

At each reporting date, the Group assesses whether a financial asset carried at amortized cost is credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. The Group looks at the change in the risk of a default occurring over the expected life of the financial asset instead of a change in the ECL. The Group’s assessment uses the lifetime probability of default method. A credit loss will be calculated as the difference between the cash flows that are due in accordance with the contract/agreement and the cash flows that the Group expects to receive, discounted at the original effective interest rate of the financial instrument.

Presentation of allowance for ECL in the statements of financial position

The expected credit loss allowance for each type of financial asset (i.e. trade receivables) is deducted from the gross carrying amount of the assets (i.e. contra-asset). Impairment losses are shown separately on the face of the consolidated statements of profit or loss and other comprehensive income.

Write-off

Write-offs are recognized, when the Group has no reasonable expectations of recovering a financial asset either in its entirety or a portion thereof. The Group always assesses after 180 days whether or not a trade receivable needs to be written off.

2.14 Interests in equity-accounted investees

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to the assets and obligations for the liabilities relating to the arrangement (joint operation).

Interests in associates and joint ventures are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity-accounted investees until the date on which significant influence or joint control ceases.

If there are objective indications that an investment in an equity-accounted investee is impaired, the recoverable amount is calculated on the basis of the estimated future cash flows expected to be generated by the respective entity. For further details refer to note 15.

2.15 Share capital

Ordinary shares are classified as equity since the shares are non-redeemable and any dividends are discretionary. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects. For further details refer to note 19.

2.16 Participation certificates

Participation certificates are shares without voting rights. Since they are non-redeemable and dividends are also discretionary, they are classified as equity. For further details refer to note 19.

2.17 Share-based payments

Employees and directors of the Group receive remuneration in the form of share-based compensation awards. The cost of equity-settled awards is measured at fair value at the date of grant using an appropriate valuation model. The cost is recognized in personnel expenses in the consolidated statements of profit or loss and other comprehensive income, together with a corresponding credit to equity reserves, over the vesting period.

The cumulative expense recognized for equity-settled awards at each reporting date until the vesting date reflects the Group’s best estimate of the number of equity instruments that will ultimately vest. At each statement of financial position date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of profit or loss and other comprehensive income such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

For further details on share-based payments refer to note 30.

2.18 Post-employment benefit plans

Defined benefit plans

The Group’s net obligation or asset in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future benefit that employees have earned in the current and prior periods using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurements of the net defined benefit obligation, comprising actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized directly in other comprehensive income. Service costs comprising current service costs, past-service costs, and gains and losses on curtailment are recognized in the period they are incurred as an expense (income) under personnel expenses in the consolidated statements of profit or loss and other comprehensive income. The Group recognizes gains and losses on settlement of a defined benefit plan as an expense (income) under personnel expenses when the settlement occurs. The net interest expense or income is recognized in other financial expense (income).

The Group determines the net interest expense (income) by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability or asset taking into account changes in the net defined benefit liability or asset during the period as a result of contributions and benefit payments.

Defined contribution plans

The contributions to defined contribution plans are recognized as an expense as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

For further details on post-employment benefit plans refer to note 21.

2.19 Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. For further details refer to note 23.

2.20 Earnings per share

Basic earnings available to ordinary shareholders per share is computed based on the weighted average number of ordinary shares outstanding during the period. The Company applies the two-class method when computing its earnings per share, which requires that profit for the year attributable to the Company per share for each class of share (ordinary shares and participation certificates) be calculated assuming 100% of the Company’s profit for the year is distributed as dividends to each class of share based on their contractual rights. Participation certificates have the right to participate with ordinary shareholders in dividends and unallocated income. For further details refer to note 11.

2.21 Segment reporting

The Group has applied the criteria set by IFRS 8 Operating segments to determine the number and type of reportable segments. The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer (“CEO”). The CODM monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. The Group has 3 reportable segments. These divisions offer different services and are managed separately. For further details refer to note 6.

3.	Business combinations

Acquisition of Optima

On December 17, 2019, the Group acquired 100% of the voting shares of Optima Information Services, S.L.U (Sevilla), Optima Research & Development S.L.U. (Cadiz); Optima Gaming U.S. Ltd (Delaware), Optima BEG D.O.O Belgrad. Optima is a B2B software developer of OPTIMAMGS™, a turn-key online gaming and sports betting platform that integrates applications, engines and tools to serve operators. The acquisition of Optima will extend Sportradar’s current Managed Betting Services (“MBS”) and enable the Group to offer a complete turnkey solution.

The Group paid a purchase price in cash of €11.3 million as consideration for the 100% interest in Optima at closing date. As part of the purchase agreement, a deferred consideration payable of €2.6 million was determined based on the working capital adjustment at year-end of which €2.1 million was paid in October 2020 and the remaining €0.5 million will be paid in December 2021. An additional deferred consideration will be paid to the seller in 2 tranches. If certain milestones contracted in the purchase agreement are achieved, the seller will receive a fixed number of participation certificates of Sportradar Holding AG instead of the cash payment of €13.5 million.

During 2019, transaction costs of €615 were incurred and included in other operating expenses.

The fair values of the identifiable assets and liabilities of Optima as of the date of acquisition were:

in €’000	December 17, 2019
Technology	5,692
Customer base	8,936
Other intangibles	566
Property and equipment	1,586

in €’000	December 17, 2019
Trade receivables	1,623
Inventory	258
Other assets	390
Cash	2,417
Finance liabilities	(976)
Current liabilities	(2,462)
Non-current liabilities	(712)
Deferred tax liability, net	(3,874)

Net assets acquired	13,444

Goodwill	13,952

Consideration transferred	27,396

The goodwill mainly reflects synergy potential based on the ability to offer a complete turnkey solution and to deliver through the new platform structure additional products like Ads and Virtual Gaming. No goodwill is expected to be deductible for tax purposes.

The trade receivables acquired comprise gross contractual amounts due of €1,830, of which €207 are expected (according to the ECL model) to be uncollectible at the date of acquisition.

The Group recognized a financial liability for a deferred consideration in the amount of €13.5 million which included in other non-current liabilities in the consolidated statements of financial position. This deferred consideration will be paid to the seller in 2 tranches. If certain milestones contracted in the purchase agreement are achieved, the seller will receive a fixed number of participation certificates of Sportradar Holding AG instead of the cash payment of €13.5 million.

The fair value measurement of tangible and intangible assets and liabilities were based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparables.

The cash flows arising from the acquisition of Optima in 2019 were as follows:

in €’000
Cash consideration paid for acquisition of subsidiary	(11,334)
Cash acquired with the subsidiary	2,417
(Included in cash flows from investing activities)	(8,917)
Transaction costs of the acquisition (included in cash flows from operating activities)	(615)

Net cash flow on acquisition of subsidiary	(9,532)

There are no profit or loss items from Optima included in the consolidated statements of profit or loss and other comprehensive income of Sportradar, as the acquisition was at the end of December 2019. If the acquisition had occurred on January 1, 2019, the consolidated revenue would have been €393.5 million and consolidated profit for the year would have been €12.3 million.

4.	Loss of control of subsidiary

In 2018, the Group was granted an option to purchase 11% of the remaining shares in NSoft d.o.o., Mostar, Bosnia and Herzegovina (“NSoft”), thereby increasing its equity interest in NSoft from 40% to 51% and obtaining control of NSoft and its immediate subsidiary NSoft Solutions d.o.o., Zagreb, Croatia. This option was exercisable from April 1, 2018 until March 31, 2019.

Management deemed this option to be substantial and fully consolidated NSoft beginning on April 1, 2018. The price of the option was based on an earnings before interest, tax, depreciation and amortization (“EBITDA”) multiple relating to a twelve-month-period at execution date.

On April 1, 2019 the option expired, which resulted in a loss of control by the Group. The following table summarizes the derecognized amounts of assets and liabilities at the date the Group lost control and the loss upon change of control.

in €’000	April 1, 2019
Intangible assets	16,715
Fixtures and equipment	3,248
Other current assets	3,477
Cash	790
Current liabilities	(1,610)
Non-current liabilities	(2,393)
Net assets as of April 1, 2019 (excluding goodwill)	20,227
Thereof 40% (Group’s share of net assets)	8,091
Goodwill	8,328

Carrying amount of the investment as of April 1, 2019	16,419

Loss upon change of control	(2,825)

Fair value amount of the investment as of April 1, 2019	13,594

Share of profit April-December 2019	(38)

Carrying amount of the investment as of December 31, 2019	13,556

The fair value of NSoft of €33,687 was determined using a discounted cash flow model, which included significant inputs not observable in the market and thus represents Level 3 measurements within the fair value measurement hierarchy.

The remeasurement to fair value of the Group’s existing 40% interest in NSoft resulted in a loss of €2,825, which is separately presented in the consolidated statements of profit or loss and other comprehensive income. Please refer to Note 15 for the subsequent measurement.

5.	Revenue from contracts with customers

Revenue arises from service contracts with customers. Sportradar’s main business is to provide sports data or audiovisual (“AV”) sports data feeds to its customers for their own use. Customers obtain access but not ownership rights to any sports data provided. Revenue for the Group’s major product groups consists of the following:

in €’000	2019	2020
Betting data / Betting entertainment tools	176,041	170,044
Managed Betting Services (“MBS”)	34,068	46,604
Virtual Gaming and E-Sports	14,625	18,343

Betting revenue	224,734	234,991
Betting AV revenue	102,740	105,892
Other revenue	30,060	29,634

Rest of the World revenue	357,534	370,517
United States revenue	22,869	34,407

Total Revenue	380,403	404,924

Performance obligations and revenue recognition policies

Revenue is measured based on the consideration specified in a contract with a customer. The Group recognizes revenue when it provides a service to a customer.

Betting revenue:

This includes betting data, betting entertainment tools, managed betting services, virtual gaming and e-sports.

Betting data/Betting entertainment tools:

For Betting Data and Betting Entertainment Tools clients, a service is provided for an agreed number of matches, with sports data to be retrieved on demand over a contract period (referred to as the stand ready service). At any time, customers also have the ability to select additional matches (“single match booking” or “SMB”) over and above the agreed upon package. These matches are often used for premium events but may be used for any other normal events. The SMBs are a separate contract for distinct services sold at their standalone prices.

The stand ready service is provided over a period of time. As the performance obligations and associated method of satisfaction measurement are substantially the same, the stand ready service represents a series. In general, there is one performance obligation for the series and therefore, revenue is recognized on a straight-line basis over the contract period. The data and service level commitments are generally consistent on a monthly basis over the term of the arrangement. As the service is provided evenly over the contract term, a straight-line measure of progress is appropriate for recognizing revenue. Revenue is recognized on a straight-line basis consistent with the entity’s efforts to fulfill the contract which are even throughout the period. In assessing the nature of the obligation, Sportradar considered all relevant facts and circumstances, including the timing of transfer of goods or services, and concluded that the entity’s efforts are expended evenly throughout the contract period.

SMBs are provided on request from customers and result in separate contracts. The price for each match is determined on a stand-alone basis and revenue relating to SMBs is recognized at a point in time, which generally coincides with the performance of the actual matches.

There are some Sports Betting contracts with customers that incorporate a revenue share scheme. Sportradar receives a share of revenue based on the gaming revenue generated from the betting activity on the match. The revenue share gives rise to variable consideration for each match, which is initially constrained until the related performance obligation is satisfied at the point in time when the customer generates gaming revenue. The revenue share is generated from live betting events and recognized at the point in time of the actual customer sale performance. Sportradar’s fee on the revenue share is recognized at the point of time the customer has itself generated gaming revenue from an individual bet, which is the difference between the bet and payout.

Managed Betting Services (“MBS”)

MBS includes Managed Trading Services (“MTS”) and Managed Platform Services (“MPS”). MTS revenue consists of the percentage of winnings and fees charged to clients if a “bet slip” is accepted and successful. MPS revenue consists of platform set-up fees for Sportradar’s turnkey solution.

MTS clients forward their proposed bets “bet slips” to Sportradar for consideration as to whether or not the bet is advisable. Sportradar has the ability to accept or decline this bet slip. If a bet slip is accepted, Sportradar will receive a share of the revenue or loss made by the client on the bet. MTS agreements typically specify an agreed minimum fee and revenue share percentage and the actual fee is determined as the higher of the minimum fee and revenue share. The revenue share is based on gross or net gaming revenue. Gross gaming revenue is the total volume of bets in excess of the total amount of payouts to betting customers. Net gaming revenue is gross gaming revenue less applicable taxes and other contractually agreed adjustments. Most of MTS contracts also include a loss participation clause (i.e. in case the gross/net gaming revenue is negative). Sportradar is exposed to the losses by the agreed loss participation percentage (typically the same percentage as the revenue share). Revenue is recognized monthly on the basis of actual performance (revenue share or minimum fee, if the revenue share, is below agreed minimum fee).

MPS is part of Sportradar’s MBS business following the acquisition of Optima in 2019 and provides a complete turnkey solution (including platform set-up, maintenance and support) to Sportradar’s clients. The platform set-up fee is recognized over the time the platform is built. Maintenance and support fees are recognized on a monthly basis or on the basis of actual performance for revenue share arrangements.

Virtual Gaming and E-Sports:

For Virtual Gaming, Sportradar receives income from a revenue share arrangement with clients in exchange for the provision of virtual sports data. Sportradar receives a share of revenue based on the gaming revenue generated from the betting activity on the virtual game. The revenue share gives rise to variable consideration for each match, which is initially constrained until the related performance obligation is satisfied. The revenue share is generated from live betting events and revenue is recognized at the point in time of the actual customer sale performance. Sportradar’s fee on the revenue share is recognized at the point of time the customer has itself generated gaming revenue from an individual bet, which is the difference between the bet and payout.

For E-Sports, revenue recognition is consistent with the recognition for Betting Data, except it includes E-Sports data rather than real sports data. Revenue is recognized similar to Betting Data as described above.

Betting AV revenue:

Sports Betting AV generates revenue from the sale of a live streaming solution for online, mobile and retail sports betting offers. The stand ready service is provided over a period of time. As the performance obligations and associated method of satisfaction measurement are substantially the same, the stand ready service represents a series. In general, there is one performance obligation for the series and, therefore, revenue is recognized on a straight-line basis over the contract term. Should the customer have demand that exceeds the level of performance in the contract, Sportradar provides this additional service level at the standalone market selling price. The additional obligation is satisfied and the revenue recorded in the period of over performance.

United States revenue:

This primarily includes media revenue from Application Programming Interfaces (“API”). Customers can access both live and historical data via API products. Customer contracts include multiple sports and the products offered are accessible throughout the duration of the contract. The stand ready services represent one performance obligation performed over time. Revenue is recognized on a straight-line basis over the contract term. United States revenue also includes betting and betting AV revenue (see above for accounting treatment).

Other revenue:

This includes various revenue streams, amongst others the media revenue for the rest of the world and integrity services.

Transaction Price Considerations

Variable Consideration: If consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for services rendered to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal will not occur when the related uncertainty is subsequently resolved. The revenue sharing and discounts give rise to variable consideration.

Allocation of transaction price to performance obligations: Contracts with customers as described above may include multiple performance obligations. For such contracts, the transaction price is allocated to performance obligations on a relative standalone selling price basis. Standalone selling prices are estimated based on observable data of the Group’s sales for services sold separately in similar circumstances and to similar customers. If the standalone selling price cannot be determined based on observable group data, the Group will apply a cost plus mark-up approach.

Price adjustments or discounts: Contractually agreed price adjustments or discounts are taken into consideration for revenue recognition over the service period on a straight-line basis for contracts in which revenue is recognized over time.

Certain costs to obtain or fulfill contracts

IFRS 15 notes that incremental costs of obtaining a contract and certain costs to fulfill a contract must be recognized as an asset if certain criteria are met. Any capitalized costs must be amortized on a basis which is consistent with services rendered to the customer. Sportradar did not identify significant incremental costs (i.e. costs that the Group would not incur if the contract is not signed). Main costs to fulfill the contracts relate to sport rights and licenses, and software, which are capitalized as intangible assets and amortized over their useful life.

Significant payment terms

Stand ready services such as Betting Data, Betting Entertainment Tools, E-Sports and Sports Betting AV are billed in advance periodically (typically monthly or quarterly). Other services such as MBS, Virtual Gaming, Ads and Sports Media are billed in arrears. Payment terms are typically net 10 days.

Contract Assets and Liabilities

Contract assets and liabilities relate to services not yet rendered but already paid in advance by the customer or arise from barter deals with sports rights licensors. Refer to note 17 and note 24 for further details.

6.	Segmental information

The Group’s chief executive officer (CEO) is the Chief Operating Decision Maker (CODM) and monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment.

The Group has the following divisions which are its reportable segments. These divisions offer different services and are managed separately.

Reportable segments	Operations
Rest of the World (“RoW”) Betting	Betting and gaming solutions
RoW Betting AV	Live streaming solutions for online, mobile and retail sports betting
United States	Sports entertainment, betting and gaming

All revenues included in the Row Betting and RoW Betting AV segments are generated from customers outside the United States.

No operating segments have been aggregated to form the above reportable operating segments.

Information related to each reportable segment is set out below. Adjusted EBITDA is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Adjusted EBITDA represents consolidated earnings before interest, tax, depreciation and amortization adjusted for impairment of intangible assets and financial assets, loss from loss of control of subsidiary, foreign exchange gains/losses, other finance income/costs and amortization of sport rights. Segment Adjusted EBITDA represents Adjusted EBITDA excluding unallocated corporate expenses.

	Year Ended December 31, 2019
in €’000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	224,734	102,740	22,869	350,343	30,060	380,403
Segment Adjusted EBITDA	129,233	25,724	(40,095)	114,862	(1,516)	113,346
Amortization of sport rights	(14,199)	(48,874)	(30,820)	(93,893)	—	(93,893)

	Year Ended December 31, 2020
in €’000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	234,991	105,892	34,407	375,290	29,634	404,924
Segment Adjusted EBITDA	118,676	26,759	(16,373)	129,062	(1,383)	127,679
Amortization of sport rights	(10,933)	(45,413)	(24,262)	(80,608)	—	(80,608)

Reconciliations of information on reportable segments to the amounts reported in the financial statements:

	December 31
in €’000	2019	2020
Segment Adjusted EBITDA	113,346	127,679
Unallocated corporate expenses(1)	(50,153)	(50,811)
Share based compensation	—	(2,327)
Finance income	17,445	41,733
Finance costs	(28,108)	(36,068)
Impairment of intangibles assets	(39,482)	(26,184)
Depreciation and amortization	(112,803)	(106,229)
Amortization of sport rights	93,893	80,608
Loss from loss of control of subsidiary	(2,825)	—
Impairment of equity-accounted investee	—	(4,578)
Impairment loss on other financial assets	(1,558)	(1,698)

Net (loss) / income before tax	(10,245)	22,125

1)	Unallocated corporate expenses primarily consists of salaries and wages for Group management, legal, human resources, finance, office, technology and other costs not allocated to the segments.

Geographic information

The geographic information analyzes the Group’s revenue and non-current assets by the Group’s country of domicile and other countries. In presenting the geographic information, revenue has been based on the geographic location of customers and assets were based on the geographic location of the entity that holds the assets.

Revenue	Years Ended December 31,
in €’000	2019	2020
United Kingdom	61,495	58,387
Malta	49,101	52,674
Switzerland	6,100	5,013
Other countries*)	263,707	288,850

Total	380,403	404,924

*)	No individual country represented more than 10% of the total.

Non-current assets	December 31,
in €’000	2019	2020
Switzerland	348,600	279,352
Germany	68,305	65,136
United States	22,478	12,879
Other countries*)	35,402	32,569

Total	474,785	389,936

*)	No individual country represented more than 10% of the total.

Non-current assets exclude deferred tax assets and other financial assets.

Major customer

The Group had one customer that accounted for more than 10% of revenue amounting to €39,390 for the year ended December 31, 2019, arising from the Group’s RoW Betting AV (73%) and RoW Betting (27%) segments. The Group did not have any individual customer that accounted for more than 10% of revenue during the year ended December 31, 2020.

7.	Purchased services and licenses

	Years Ended December 31,
in €’000	2019	2020
Non-capitalized licenses and sports rights	18,194	46,804
Data journalist and freelancer fees	15,991	15,728
Production costs	13,811	9,880
Variable service fees	5,755	4,016
Sales agents	2,095	1,786
Consultancy fees	2,855	1,316
Optima platform and consultancy fees	—	2,605
Ads costs and operational fees	1,233	4,147
Other costs	1,461	3,025

Total	61,395	89,307

8.	Finance income

	Years Ended December 31,
in €’000	2019	2020
Interest income	4,236	6,661
Foreign exchange gains	13,111	33,216
Other financial income	98	1,856

Total	17,445	41,733

9.	Finance costs

	Years Ended December 31,
in €’000	2019	2020
Interest expense
Accrued interest on license fee payables	7,613	6,772
Interest on loans and borrowings	5,791	9,864
Other interest expense	35	22
Other finance costs
Foreign exchange losses	14,646	19,410
Other finance costs	23	—

Total	28,108	36,068

10.	Income taxes

The following income taxes are recognized in profit or loss:

Income taxes	Years Ended December 31,
in €’000	2019	2020
Current tax expense:
Current year	1,477	2,746
Changes in estimates related to prior years	4,450	1,077
Deferred tax expense:
Origination and reversal of temporary differences	(30,130)	3,700
Impact of changes in tax rates	3,973	—
Recognition of previously unrecognized deferred tax assets	(1,680)	(204)

Income tax (benefit)/ expense reported in profit or loss	(21,910)	7,319

In 2019, changes in estimates related to prior years of €4,450 primarily relates to tax expenses in regard to prior years in Norway.

Reconciliation of deferred tax liabilities, net:

Reconciliation of the changes in deferred taxes
in €’000	2019	2020
Net deferred tax (liability)/ asset as of January 1,	(5,138)	20,122
Additions from business combinations	(3,874)	—
Reduction from loss of control over NSoft	1,260	—
Recognized in other comprehensive income	92	136
Recognized in profit or loss	10,837	(3,496)
Recognized in profit or loss for tax step-up	17,000	—
Foreign currency translation adjustment	(55)	(198)

Net deferred tax asset as of December 31,	20,122	16,564

The decrease in the net deferred tax asset in respect of additions from business combinations related to the acquisition of Optima.

New income tax regulations for Switzerland in 2019:

As of May 19, 2019, Switzerland approved a change in the Swiss Tax Code, which grants the cantons more freedom in their tax governance. In general, tax rates are lowered, but in the case of Sportradar, privileges for entities which obtain the majority of their revenue abroad are also abolished. Consequently, the effective tax rate for Sportradar increased from 9% to 14.5% from January 1, 2020.

Since the change in tax rate was enacted in 2019, it is immediately applicable. Consequently, Sportradar applied the 14.5% rate in measuring its deferred tax assets/liabilities as of December 31, 2019.

In addition, entities including Sportradar AG, which previously benefitted from the 9% rate due to their international activities, are deemed to dispose and reacquire their overseas operations free of tax. The uplift in value of these operations is then deductible for tax purposes over the next ten years (Tax-step up). Within Sportradar AG this tax-free step-up amount totals €1,948.0 million. This represents a deductible temporary difference as this is a tax basis for an asset which has no carrying value on the group balance sheet. As of December 31, 2019, a deferred tax asset of €17.0 million was recognized based on the level of suitable taxable profits forecast over the next 10 years.

The deferred tax assets and liabilities relate to the following items:

	December 31,
in €’000	2019		2020
	Consolidated statement of financial position	Consolidated statement of profit or loss	Consolidated statement of financial position	Consolidated statement of profit or loss
Other assets and prepayments	2,320	(838)	3,756	1,436
Intangible assets	(4,519)	(5,605)	(8,493)	(4,071)
Trade and other payables	1,469	(2,411)	1,536	205
Tax loss carry-forward	4,077	—	3,362	(715)
Tax step-up	17,000	(17,000)	17,000	—
Other	(225)	(1,980)	(597)	(351)

Deferred tax income		(27,834)		(3,496)

Net deferred tax asset	20,122		16,564

Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	25,483		22,218
Deferred tax liabilities	(5,361)		(5,654)

Deferred tax assets, net	20,122		16,564

The Group’s subsidiaries, Sportradar AG and Sportradar Americas, incurred a taxable loss in 2018 and have deferred tax assets recognized on these tax loss carryforwards as of December 31, 2019 and 2020. For Sportradar AG, management has determined that the recoverability of the deferred tax asset is probable. The loss in 2018 was related to tax deductible expenses incurred from the exit of a shareholder, and based on a long-term business plan after taking into account the reversal of existing taxable temporary differences, Sportradar AG is expected to generate future taxable profits. For Sportradar Americas, management determined the recoverability of the deferred tax asset is probable given, since the intercompany transfer of intellectual property, the company earns a target margin on sales and receives a set mark up on costs.

The applicable tax rate for the tax expense reconciliation below is taken from the income tax rate for the holding entity Sportradar Holding AG at 9.0% and 14.5% for the years ended December 31, 2019 and 2020, respectively. Therefore, the differences between the income tax expense calculated by the applicable tax rate and the effective income tax are as follows:

	Years Ended December 31,
in €’000	2019	2020
Net (loss) / income before tax	(10,245)	22,125
Applicable tax rate	9.0%	14.5%
Tax income/(expense) applying the Company tax rate	922	(3,208)
Effect of tax losses and tax offsets not recognized as deferred tax assets	2,613	744
Effect on recognition of deferred tax assets, on previous unused tax losses and tax offsets	1,680	204
Changes in estimates related to prior years	(4,450)	(1,077)
Effect of non-deductible expenses	(147)	(4,527)
Effect of difference to the Group tax rate	610	935
Effects of changes in tax rate (deferred tax rate)	3,973	—
Other effects	(291)	(389)
Tax step up	17,000	—

Income taxes	21,910	(7,319)

Effective tax rate	213.9%	33.1%

Effect of tax losses and tax offsets not recognized as deferred tax assets during the years ended December 31, 2019 and 2020 are mainly due to the usage of tax losses in the US, Switzerland and Austria, which were previously not recognized as deferred tax asset.

Effect on recognition of deferred tax assets, on previously unused tax losses and tax offsets during the years ended December 31, 2019 and 2020 are mainly due to the estimation that accumulated losses from Sportradar US, and Sportradar Media Service AT are partly recoverable.

For the year ended December 31, 2019, the changes in estimates related to prior years mainly relate to prior year tax expenses expected from an ongoing tax litigation in Norway.

Effect of non-deductible expenses for the year ended December 31, 2020 mainly relates to the impairment of goodwill for the CGU Sports Media – US which is a non-deductible expense.

For the year ended December 31, 2019, the effect of changes in tax rates mainly relates to the remeasurement of the Swiss deferred tax assets/liabilities, following the aforementioned tax reform.

No deferred tax asset has been recognized in respect of tax losses totaling €34,438 and €24,936 for the years ended December 31, 2019 and 2020, respectively. The periods in which the tax loss carryforwards that are not recognized as deferred tax assets may be used are as follows:

Periods in which tax loss carry-forwards not recognized as deferred tax assets may be used	December 31,
in €’000	2019	2020
Unlimited	7,959	7,272
will expire within 5 years	25,095	16,052
will expire thereafter	1,384	1,612

The majority of the non-recognized tax loss-carry forwards relates to Sportradar US, where part of the accumulated tax losses is not expected to be recoverable.

11.	Earnings per share (EPS)

Basic earnings available to ordinary shareholders per share is computed based on the weighted average number of ordinary shares outstanding during the period. The Company applies the two-class method when computing its earnings per share, which requires that profit for the year attributable to the Company per share for each class of share (ordinary shares and participation certificates) be calculated assuming 100% of the Company’s profit for the year is distributed as dividends to each class of share based on their contractual rights. Participation certificates have the right to participate with ordinary shareholders in dividends and unallocated income. There are no dilutive instruments.

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	Years Ended December 31,
in €’000	2019	2020
Profit attributable to owners of the Company (basic and diluted)	11,734	15,245
Undistributed earnings to participation certificates	(4,071)	(5,289)

Profit attributable to ordinary shareholders of the Company (basic and diluted)	7,663	9,956

Weighted average number of ordinary shares for basic and diluted EPS	344,611	344,611

As of December 31, 2020, 3,475 options were excluded from the diluted weighted-average number of ordinary shares calculation because they contain a condition that has not been met as of December 31, 2020.

12.	Intangible assets and goodwill

Cost in €’000	Brand name	Customer base	Licenses		Software	Internally- developed software	Goodwill	Total
Balance as of January 1, 2019	9,590	47,985	402,177		22,468	21,249	91,355	594,824
Additions	—	—	147,959		389	7,863	—	156,211
Additions through business combinations	—	8,936	565		4,103	1,590	13,952	29,146
Disposals	(741)	(4,122)	—		(81)	—	—	(4,944)
Disposals from loss of control	(1,758)	(8,036)	(25)		(8,752)	(453)	(8,328)	(27,352)
Translation adjustments	9	3	938		62	(1)	208	1,219

Balance as of December 31, 2019	7,100	44,766	551,614		18,189	30,248	97,187	749,104
Additions	—	—	64,923		26	6,093	—	71,042
Disposals	(1)	—	(51,535	)2)	(1,101)	—	—	(52,637)
Disposal due to reduction in service potential	—	—	(17,549)		—	—	—	(17,549)
Translation adjustments	(41)	(7)	(1,042)		(236)	(78)	(1,091)	(2,495)

Balance as of December 31, 2020	7,058	44,759	546,411		16,878	36,263	96,096	747,465

Amortization and impairment in €’000
Balance as of January 1, 2019	(6,639)	(19,948)	(147,394)		(11,615)	(6,668)	—	(192,264)
Additions	(292)	(3,273)	(94,641	)1)	(2,006)	(3,058)	—	(103,270)
Impairment	—	(1,082)	(38,400)		—	—	—	(39,482)
Disposals	741	4,122	—		81	—	—	4,944
Disposals from loss of control	352	536	3		1,415	—	—	2,306
Reclassification	—	—	(21)		20	—	—	(1)
Translation adjustments	(9)	(1)	(513)		(17)	—	—	(540)

Balance as of December 31, 2019	(5,847)	(19,646)	(280,966)		(12,122)	(9,726)	—	(328,307)
Additions	(204)	(3,528)	(87,248	)1)	(1,724)	(3,758)	—	(96,462)
Impairment	—	—	(15,789)		—	—	(10,395)	(26,184)
Disposals	1	—	47,345	2)	1,101	—	—	48,447
Translation adjustments	41	6	522		135	—	406	1,110

Balance as of December 31, 2020	(6,009)	(23,168)	(336,136)		(12,610)	(13,484)	(9,989)	(401,396)

Carrying amount
As of December 31, 2019	1,253	25,120	270,648	6,067	20,522	97,187	420,797

As of December 31, 2020	1,049	21,591	210,275	4,268	22,779	86,107	346,069

1)	Includes €93,893 and €80,608 of sport rights amortization for the years ended December 31, 2019 and 2020, respectively.
2)

Disposals in 2020 primarily relates to the disposal of fully amortized licenses (€47,340 cost and accumulated amortization) and early termination of license contracts. The net difference between cost and accumulated amortization of €4,190 was recognized as part of derecognition of the corresponding license payable in the consolidated statement of financial position.

As of December 31, 2019 and 2020, brand names with a carrying amount of €944, have indefinite useful lives. These are classified as intangible assets with indefinite useful lives based on an analysis of the product life cycles and other relevant factors indicating that the future positive cash flows are expected to be generated for an indefinite period of time.

During the years ended December 31, 2019 and 2020, the Group capitalized internally-developed software costs of €7,863 and €6,093, respectively, which are shown separately on the consolidated statements of profit or loss and other comprehensive income.

As of December 31, 2019 and 2020, additions to licenses in the amount of €111,168 and €50,812, respectively were unpaid and recognized as liabilities. Further, additions of €4,166 and €135 as of December 31, 2019 and 2020, respectively, relate to barter transactions. During the years ended December 31, 2019 and 2020, the Group settled €50,699 and €71,861, respectively, of prior years’ liabilities related to the acquisition of intangible assets. Therefore, during the years ended December 31, 2019 and 2020, the cash outflow for acquisitions of intangible assets amounted to €91,576 and €91,956, respectively.

During the years ended December 31, 2019 and 2020, research and development expenditure that is not eligible for capitalization amounted to €27,731 and €28,511, respectively, and has been expensed under personnel expenses in the consolidated statements of profit or loss and other comprehensive income.

The three largest sport rights included within licenses have a net book value of €51,015, €50,600 and €27,007 and constitute 63% of the balance as of December 31, 2020. The remaining useful lives are 3 years, 4 years and 6 years, respectively.

12.1 Impairment test

Goodwill

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes and which is not higher than the Group’s operating segments.

Allocation of the carrying amount of goodwill to the respective CGUs and the key assumptions used in estimation of the recoverable amount are as follows:

Goodwill per CGU in €’000	Sports Betting	Sports Betting AV	Sports Media - RoW	Sports Media - US	NSoft	Optima
Goodwill as of January 1, 2019	15,516	44,001	12,772	10,738	8,328	—
Acquisition	—	—	—	—	—	13,952
Loss of control	—	—	—	—	(8,328)	—
Foreign currency translation effect	12	—	—	197	—	—

Goodwill as of December 31, 2019	15,528	44,001	12,772	10,935	—	13,952

Impairment	—	—	—	(10,395)	—	—
Reclassification	13,952	—	—	—	—	(13,952)
Foreign currency translation effect	(145)	—	—	(540)	—	—

Goodwill as of December 31, 2020	29,335	44,001	12,772	—	—	—

Key assumptions used
As of December 31, 2019:
Terminal value growth rate	2%	2%	2%	2%	—	—
Budgeted EBITDA margin [1]	42.1%	17.6%	10.0%	10.0%	—	—
Discount rate - WACC (before taxes)	9.6%	9.5%	9.5%	9.8%	—	—
As of December 31, 2020:
Terminal value growth rate	2%	2%	2%	—	—	—
Budgeted EBITDA margin [1]	45.1%	16.8%	21.3%	—	—	—
Discount rate - WACC (before taxes)	10.5%	10.4%	10.3%	—	—	—

[1]

The budgeted EBITDA margin for the Sports Betting CGUs represents an average margin, whereas the budgeted EBITDA margin for the Sports Media CGUs represents the assumption for the last year of the budgeted period.

Impairment tests of goodwill are performed based on the financial budgets prepared by the Group for the following four years. An impairment is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of its value in use and its fair value less costs to sell.

The Group determines the recoverable amount of a CGU on the basis of its value in use. The budgets were based on historical experience and represent management’s best estimates about future developments. This calculation is based on budgeted EBITDA for the next three to five years and a terminal growth rate thereafter. Budgeted EBITDA was estimated taking into account the average cash flow growth levels experienced over the past four years and the estimated sales volume and price growth for the next three to five years. The cash flows beyond this period are estimated by extrapolating the projections using a steady growth rate for subsequent years. The cash flows are initially discounted at a rate corresponding to the post-tax cost of capital. Pre-tax discount rates are then determined iteratively for disclosure purposes. The resulting value in use for each CGU is then compared to the carrying amount of the CGU. The key assumptions used by CGU are shown in the table above.

Based on the above, no impairment of goodwill was identified as of December 31, 2019, as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to possible changes in the key assumptions such as higher discount rates, lower than budgeted EBITDA margins and lower growth rates was performed as of December 31, 2019. Except for the CGU Sports Media – RoW, management did not identify any probable scenarios where the other’s CGUs recoverable amount would fall below their carrying amount.

Management has identified that a decrease in the budgeted EBITDA margin for the CGU Sports Media – RoW to 8% would result in an impairment of €4.4 million. The following table shows the amount by which the key assumption of budgeted EBITDA margin would need to change for the estimated recoverable amount of CGU Sports Media – RoW to be equal to its carrying amount as of December 31, 2019.

CGU Sports Media – RoW – Key assumption In percent	Change required for carrying amount to equal recoverable amount
Budgeted EBITDA margin	(1.4%)

Due to significant losses incurred in 2020 and expected decline in future performance for the CGU Sports Media – US, an impairment assessment of goodwill was performed. Accordingly, management estimated the recoverable amount of the CGU, which was its value in use of (€17.9) million. The estimate of value in use was determined using a pre-tax discount rate of 14.7% and a terminal value growth rate of 2%. The carrying amount of the CGU Sports Media - US was determined to be higher than its recoverable amount and an impairment loss was recognized in the consolidated statement of profit or loss and other comprehensive income. An indication of impairment of the NBA and NFL license rights (partly allocated to the CGU Sports Media - US) was identified at the same time. Therefore, the license rights were first tested for impairment (see below) and a proportionate amount of the impairment was allocated to the CGU Sports Media - US. The impairment loss resulting from the goodwill impairment test for the CGU Sports Media US (after considering the impairment on the NBA and NFL license rights) was allocated to goodwill and an amount of €10.4 million was written off. The CGU Sports Media – US goodwill impairment is a part of the United States segment.

As of December 31, 2020, no impairment of goodwill was identified for any of the other CGUs, as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to possible changes in the key assumptions such as higher discount rates, lower than budgeted EBITDA margins and lower growth rates was performed as of December 31, 2020 and management did not identify any probable scenarios where the other’s CGUs recoverable amount would fall below their carrying amount.

Other intangible assets

As of December 31, 2019, a separate impairment test was performed for the NBA and NFL license rights. This resulted in an impairment for NBA in the amount of €36.0 million and for NFL in the amount of €2.4 million. The recoverable amount for NBA amounted to €90.3 million and for NFL to €12.9 million. WACC (before taxes) in the value in use valuation for NBA and NFL was 8.5%. The growth of US betting revenue is largely dependent on the expected legalization of sports betting within the individual US states. The impairment was triggered by the slower opening of the relevant market; and the expectations of the former business plan (including RoW) not being met. The NBA and NFL license rights impaired are part of the following segments: RoW Betting (€5.9 million), RoW AV (€23.4 million) and United States (€9.1 million).

The BTD Group was a subsidiary of Sportradar acquired in 2016 and subsequently merged with other Group entities. In 2019 management decided to discontinue the BTD business and therefore performed and impairment assessment of the assets held by BTD. The only assets held by BTD as of December 31, 2019 were a Customer base of €1.1 million and Goodwill of €12.8 million. As a result, the BTD Group customer base was fully impaired by €1.1 million. The goodwill is part of the CGU Sportsmedia RoW which had sufficient headroom when a goodwill impairment test was performed. Therefore, management concluded that no goodwill impairment was required as of December 31, 2019 as a result of discontinuing BTD.

During 2020, an impairment test was performed for the NBA and NFL license rights due to the impact of the COVID-19 pandemic which led to an underperformance of the US media business. This resulted in an impairment of NBA in the amount of €13.2 million and of NFL in the amount of €2.6 million. The recoverable amount of NBA amounted to €63.4 million and of NFL to €7.3 million. WACC (before taxes) used in the value in use valuation for NBA and NFL was 9.2%. The NBA and NFL license rights impaired are part of the following segments: RoW Betting (€0.8 million), RoW AV (€3.3 million) and United States (€11.7 million).

13.	Property and equipment

Property and equipment Cost in €’000	Land and buildings	Other facilities and equipment	Work in Progress	Total
Balance as of January 1, 2019	4,475	16,397	280	21,152
Recognition of right of use asset on initial application of IFRS 16	26,535	125	—	26,660
Additions/ business combinations	8,402	5,271	736	14,409
Disposals / loss of control of subsidiary	(1,590)	(2,829)	—	(4,419)
Reclassification	1	298	(299)	—
Translation adjustments	404	77	(19)	462

Balance as of December 31, 2019	38,227	19,339	698	58,264

Additions	5,374	1,872	320	7,566
Disposals	(1,347)	(1,689)	—	(3,036)
Reclassification	1,031	—	(1,031)	—
Translation adjustments	(2,199)	(454)	16	(2,637)

Balance as of December 31, 2020	41,086	19,068	3	60,157

Accumulated depreciation in €’000
Balance as of January 1, 2019	(702)	(10,005)	—	(10,707)
Additions	(6,203)	(3,330)	—	(9,533)
Disposals / loss of control of subsidiary	18	957	—	975
Reclassification	(104)	104	—	—
Translation adjustments	2	(72)	—	(70)

Balance as of December 31, 2019	(6,989)	(12,346)	—	(19,335)

Additions	(6,763)	(3,004)	—	(9,767)
Disposals	532	1,627	—	2,159
Translation adjustments	495	274	—	769

Balance as of December 31, 2020	(12,725)	(13,449)	—	(26,174)

Carrying amount
As of December 31, 2019	31,238	6,993	698	38,929

As of December 31, 2020	28,361	5,619	3	33,983

14.	Leases

With the exception of short-term leases and leases of low-value underlying assets, each lease is reflected on the balance sheet as right-of-use asset and a lease liability. The Group classifies its right-of-use assets in a consistent manner to its property and equipment.

Rights-of-use assets and lease liabilities are presented in the consolidated statements of financial position as follows:

	December 31,
in €’000	2019	2020
Right-of-use assets – Property and equipment
Land and buildings	27,968	25,513
Other facilities and equipment	130	100
Lease liabilities – Loans and borrowings
Current	6,274	7,593
Non-current	22,571	19,985

The Group leases property (office buildings) and a vehicle fleet. The leases are individually negotiated and include a variety of different terms and conditions in different countries but run for a period of 1 to 12 years, with (in case of office buildings) an option to renew the lease after that date. Generally, the lease contracts have fixed payments. Leases are either non-cancellable or may only be cancelled by incurring a substantive termination fee. For some leases, the Group is restricted from entering into any sub-lease arrangements. Further, the Group is prohibited from selling or pledging the underlying leased assets as security. For leases over office buildings the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.

During 2019, one of the leased properties in Poland was sub-let by the Group. The lease and sub-lease expired in the first half of 2020 and was short-term.

The Group leases office equipment with contract terms of one to three years. These leases are short-term and/or leases of low-value items. The Group has elected not to recognize right-of-use assets and lease liabilities for these leases.

Information about leases for which the Group is a lessee is presented below.

14.1 Right-of-use assets

Additional information on the significant right of use assets by class of assets and the movements during the period are as follows:

	Office buildings
in €’000	2019	2020
Balance as of January 1,	—	27,968
Recognition of right of use asset on initial application of IFRS 16	26,535	—
Depreciation charge for the year	(4,780)	(5,256)
Additions / business combinations	7,124	5,523
Derecognition due to lease termination / loss of control of subsidiary	(1,230)	(1,356)
Foreign currency effects	319	(1,366)

Balance as of December 31,	27,968	25,513

14.2 Lease liabilities

Set out below are the carrying amounts of lease liabilities and the movements during the period:

in €’000	2019	2020
Balance as of January 1,	—	28,845
Recognition of lease liabilities on initial application of IFRS 16	26,660	—
Additions to lease liabilities	6,215	5,579
Accretion of interest	671	765
Payments	(5,088)	(3,817)
Additions from business combinations	1,074	—
Rent concessions	—	(408)
Derecognition due to lease termination / loss of control of subsidiary	(1,253)	(1,711)
Foreign currency effects	566	(1,675)

Balance as of December 31,	28,845	27,578

Current	6,274	7,593
Non-current	22,571	19,985

The maturity analysis of lease liabilities is disclosed in note 25.

14.3 Amounts recognized in profit or loss

	Years Ended December 31,
in €’000	2019	2020
Interest on lease liabilities	671	765
Income from sub-leasing right-of-use assets	(7)	(21)
Expenses relating to short-term leases *)	798	360
Expenses relating to low-value assets *)	20	19
Rent concessions	—	(408)

Total amount recognized in profit or loss	1,482	715

*)

The Group has elected not to recognize a lease liability for short term leases (leases with an expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis.

14.4 Amounts recognized in the statements of cash flows

Total cash outflow for leases for the years ended December 31, 2019 and 2020 are as follows:

	Years Ended December 31,
in €’000	2019	2020
Operating activities - cash outflow for leases
- Short-term and low-value lease payments	818	379
- Interest paid on lease liabilities	671	765
Financing activities – Principal payment on lease liabilities	5,088	3,817

Total cash outflow for leases	6,577	4,961

14.5 Extension options

Some leases over office buildings contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. Most of the extension options held are exercisable only by the Group. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

15.	Equity-accounted investees

15.1 NSoft Group

Until March 31, 2019, the NSoft Group, comprising NSoft d.o.o., Mostar, Bosnia and Herzegovina, in which Sportradar held 40% of the shares, and NSoft Solutions d.o.o., Zagreb, Croatia, in which NSoft d.o.o. holds 100% of the shares, was fully consolidated due to a call option that gave Sportradar the right to acquire an additional 11% equity ownership, which would give Sportradar majority of the voting rights and control of the entity. NSoft acts as a partner for Sportradar as the entity is a leading provider of betting software and offers a retail portfolio of games to bookmakers operating in the Eastern European market. As of April 1, 2019, NSoft is accounted for using the equity method because the call option expired on March 31, 2019 and was not exercised or extended.

The Group reviews the carrying amount of its investments in equity-accounted investees for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. As a result of the COVID-19 pandemic, during 2020 NSoft suffered a significant decrease in revenues. The Group performed an impairment test by comparing the carrying value of its investment in NSoft to its recoverable amount, which was its value in use. The estimate of value in use was determined using a pre-tax discount rate of 14.5% and a terminal value growth rate of 1.0%. As of December 31, 2020, the recoverable amount of €8,287 was below its carrying amount of €12,865, and thus the Group recorded an impairment loss of €4,578. This is shown as impairment loss on equity-accounted investees in the consolidated statements of profit or loss and other comprehensive income.

15.2 Bayes Esports

In the fourth quarter of 2018, Bayes Esports Solutions GmbH (“Bayes Esports”), Berlin, Germany, was founded by Dojo Madness GmbH (“Dojo Madness”), Berlin, and Sportradar. The objective and purpose of Bayes Esports is the development, marketing, operation and provision of e-sports data services and products covering professional sports leagues to business customers. This business started operations in March 2019. This investment is classified as an associate and as of December 31, 2019, Sportradar holds a 45% equity ownership with voting rights.

In 2020, Sportradar’s equity interest in Bayes Esports was diluted by 2.42%, as a result of an additional equity contribution of €1,250 by Dojo Madness. As of December 31, 2020, Sportradar holds a 42.58% equity ownership in Bayes Esports.

16.	Other financial assets

	December 31,
in €’000	2019	2020
Unpaid contribution of capital	87,223	79,343
Loans receivable (net of expected credit loss)	3,882	4,463
Deposits	1,496	1,228
Other financial assets	4,690	10,021

Total	97,291	95,055

Unpaid contribution of capital refers to outstanding proceeds receivable from participation certificates subscribers. Payment can contractually be made until the end of 2026. The Group has recognized the corresponding receivable as a financial asset due to the contractual right to receive the amount as of December 31, 2019 and 2020. As of December 31, 2019 and 2020, other financial assets includes interest income accrued on the unpaid contribution of capital of €3,941 and €9,952, respectively.

The following table displays the composition and movements of loans receivable.

Composition and movements of loan receivables
in €’000	Loans non-current	Loans current	Total
Balance as of January 1, 2019	1,878	175	2,053
Collection of loans receivable	(270)	—	(270)
Issuance of loans receivable	4,214	—	4,214
Reclassification to current	(668)	668	—
Interest	—	285	285
Impairment	(1,388)	(213)	(1,601)
Others	116	(219)	(103)

Balance as of December 31, 2019	3,882	696	4,578

Collection of loans receivable	(454)	—	(454)
Issuance of loans receivable	2,687	—	2,687
Interest	66	202	268
Impairment	(1,496)	(202)	(1,698)
Others	(222)	(12)	(234)

Balance as of December 31, 2020	4,463	684	5,147

The movements specifically in the provision for Expected Credit Losses (“ECLs”) are as follows:

Provision for expected Credit Losses
in €’000	2019	2020
Balance as of January 1,	(5,213)	(6,758)
Impairment	(1,601)	(1,698)
Other	56	—

Balance as of December 31,	(6,758)	(8,456)

17.	Trade receivables and contract assets

Trade receivables	December 31,
in €’000	2019	2020
Trade receivables	15,436	27,646
Trade receivable from associates	226	648
Allowance for expected credit losses	(3,091)	(4,482)

Total	12,571	23,812

Contract assets	December 31,
in €’000	2019	2020
Contract assets	20,657	23,890
Allowance for expected credit losses	(103)	(115)

Total	20,554	23,775

The movement in the allowance for expected credit losses in respect of trade receivables and contract assets during the year is as follows:

in €’000	2019	2020
Balance as of January 1,	(1,941)	(3,194)
Provision for expected credit losses	(3,702)	(2,947)
Net amounts written off / recovered	2,449	1,544

Balance as of December 31,	(3,194)	(4,597)

18.	Other assets and prepayments

Other assets and prepayments are comprised of the following items:

Other assets and prepayments	December 31,
in €’000	2019	2020
Prepaid expenses	14,107	11,396
Other financial assets	2,144	2,093
Taxes and fees	1,871	568
Other	252	961

Total	18,374	15,018

19.	Capital and reserves

Capital and reserves in number of shares	Shares	Participation certificates
Equity instruments as of January 1, 2019	344,611	155,389
Issued during the year	—	27,688

Equity instruments as of December 31, 2019	344,611	183,077

Issued during the year	—	—

Equity instruments as of December 31, 2020	344,611	183,077

19.1 Share capital

As of December 31, 2019 and 2020, the share capital amounted to €302, consisting of 344,611 registered shares with a par value of CHF 1 per share. The share capital is fully paid in. The holders of ordinary shares are entitled to a single vote per share at Company meetings. However, there is a shareholder agreement in place which does not grant control to any of the shareholders.

19.2 Additional paid-in capital

Additional paid-in capital represents the excess over the par value paid by shareholders in connection with the issuance of ordinary shares or participation certificates of Sportradar Holding AG.

In 2019, there were several capital issuances in the amount of €109.0 million of which €87.2 million in proceeds is a receivable as of December 31, 2019 and is contractually payable until the end of 2026. Transaction costs for the issuance of participation certificates in the amount of €1.2 million has been deducted from additional paid-in capital. The proceeds receivable is shown under other financial assets because Sportradar has a contractual right to receive the amount and the shareholders are contractually committed at the reporting date to make payment (refer to note 16).

In 2020, €7,880 was reclassified from unpaid contribution of capital to additional paid-in capital as a result of the purchase of forfeited MPP share awards. Refer to note 27 for details.

19.3 Participation certificates

As of December 31, 2019 and 2020, the participation capital of €161 comprises 183,077 registered participation certificates with a par value of CHF 1 per certificate. Participation certificates are non-voting and are entitled to participate in the distribution of discretionary dividends upon declaration by the Company.

19.4 Treasury shares

This represents the forfeited MPP share awards that were purchased by the Company during 2020. Refer to note 27 for details.

19.5 Non-controlling interest (NCI)

Non-controlling interest includes a 7% non-voting equity interest of NFL Enterprises LLC in Sportradar US, which also applies to its immediate subsidiary MOCAP Analytics Ltd (until August 2019) and 0.003% of Carsten Koerl in Sportradar AG, which also applies to its immediate subsidiaries. On April 1, 2018, the Group obtained control over NSoft and its immediate subsidiary NSoft Solutions; NSoft therefore became a subsidiary with a 60% non-controlling interest from that date. As the call option expired on March 31, 2019, NSoft is accounted for as an associate using the equity method from there on.

19.6 Capital management

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The capital management of the Group comprises the management of cash and shareholders’ equity and debt. The primary objective of the Group’s capital management is to ensure the availability of funds within the Group and meet the financial covenants, see note 20. The majority of Sportradar’s operations are financed by the Group’s operating cash flows. The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

In 2019, Sportradar’s shareholders’ equity increased by €117,857 to €157,025. This is mainly due to the issuance of participation certificates in the amount of €109.0 million, of which €87.2 million and €79.4 million in proceeds is a receivable as of December 31, 2019 and 2020, respectively.

Loans and borrowings, excluding leases, represents 18% and 43% of total liabilities and equity as of December 31, 2019 and 2020, respectively.

As of September 26, 2018, a contract for a syndicated bank loan facility of €300.0 million was signed with UBS and ING Bank (the “Credit Facility”). All amounts outstanding under the Credit Facility were fully repaid on November 20, 2020.

As of November 17, 2020, the Group entered into a new senior facilities agreement (the “Senior Facilities”) with a syndicate of banks. Under the agreement, the Group was granted a syndicated credit facility of €530.0 million. As of December 31, 2020, the amount of €110.0 million is undrawn and is available as a multicurrency revolving facility for operational purposes.

20.	Loans and borrowings

Loans and borrowings	December 31,
in €’000	2019	2020
Current portion of loans and borrowings
Bank loans	10,549	447
Lease liabilities (Note 14)	6,274	7,593

	16,823	8,040

Non - Current portion of loans and borrowings
Bank loans	120,628	410,654
Lease liabilities (Note 14)	22,571	19,985

	143,199	430,639

Total	160,022	438,679

Credit Facility Agreement:

On September 26, 2018, the Group entered into a credit facility agreement (the “Credit Facility”) with UBS and ING Bank. Under the agreement, the Group was granted a syndicated credit facility of €300,000 until September 23, 2023. The Group paid an upfront fee of €3,648. The facilities available were as follows:

i.	Facility A1: a EUR senior amortizing term loan facility up to €60,000

ii.	Facility A2: a EUR senior non-amortizing term loan facility up to €90,000

iii.	Facility B: a EUR acquisition term loan facility up to €100,000 towards the financing of permitted acquisitions

iv.	Facility C: a EUR revolving credit facility up to €50,000 towards the general corporate and working capital purposes of the Group

On October 3, 2018, the Group drew €150,000 of the credit facility (facilities A1 and A2). Interest was paid quarterly and was based on EURIBOR plus a 2.25 % margin that was guaranteed until December 31, 2019. In 2020, the interest rate varied according to the Group leverage ratio and was 2.25% for January and February, 1.75% for March till September and 1.50% from October until November 20, 2020.

As of November 20, 2020, the Group fully settled the total principal outstanding of €125.0 million plus interest accrued to date on the Credit Facility.

Senior Facilities Agreement:

On November 17, 2020, the Group entered into a new senior facilities agreement (the “Senior Facilities”) with a syndicate of banks. Under the agreement, the Group was granted a syndicated credit facility of €530.0 million. The facility available is as follows:

i.	Facility B: a senior secured term loan facility in EUR up to €420.0 million; maturity after a period of 7 years from first utilization of the facility (the “Closing Date”)

ii.	A multicurrency revolving credit facility (“RCF”) in an aggregate amount up to €110.0 million in base currency; maturity after a period of 6.5 years from Closing Date

The Group paid an upfront fee, including bank, legal and rating agencies fees, of €11,160. The fee was apportioned proportionally between the two facilities. The portion related to facility B, which was fully drawn, was presented as a contra liability and is amortized to interest expense over 7 years (the “facility period”) using the effective interest rate method. The portion of the fees related to the RCF has been presented under non-current assets in other assets and is amortized to interest expense over 6.5 years on a straight-line basis.

On November 20, 2020, the Group fully drew Facility B for €420.0 million. On the same date, the Group used part of the proceeds drawn from this facility to fully settle the principal outstanding plus interest accrued to date on its existing Credit Facility. Borrowing under facility B is repayable in full in a single bullet repayment on the date falling seven years after the Closing Date. The occurrence of an “Exit Event” which may be due to change in control or a listing transaction, provides each lender with an individual put option at par to require the Group to prepay all outstanding loans owed to it and cancellation of its commitments.

As of December 31, 2020, the RCF was not drawn and is fully available for general corporate and working capital purposes of the Group.

Borrowings under Facility B bear interest at an annual rate equal to EURIBOR plus a 4.25% margin and as from October 1, 2021 are subject to a margin as set out below:

Senior Secured Net Leverage Ratio	Facility B Margin (% per annum)
Greater than 4.50:1.00	4.25
Greater than 4.00:1.00 but equal to or less than 4.50:1.00	4.00
Greater than 3.50:1.00 but equal to or less than 4.00:1.00	3.75
Equal to or less than 3.50:1.00	3.50

Borrowings under the RCF bear interest at an annual rate of EURIBOR plus a 3.75% margin and as from October 1, 2021 are subject to a margin as set out below:

Senior Secured Net Leverage Ratio	RCF Margin (% per annum)
Greater than 4.50:1.00	3.75
Greater than 4.00:1.00 but equal to or less than 4.50:1.00	3.50
Greater than 3.50:1.00 but equal to or less than 4.00:1.00	3.25
Greater than 3.00:1.00 but equal to or less than 3.50:1.00	3.00
Equal to or less than 3.00:1.00	2.75

Senior Secured Net Leverage Ratio is defined as the ratio of Consolidated Senior Secured Net Debt as at the last day of the relevant period ending, on such quarter date or on the last day of the month (as applicable), to consolidated proforma EBITDA. The Consolidated Senior Secured Net Debt means the principal amount of all borrowings of the Group constituting senior secured indebtedness, less the aggregate amount at that time of cash and cash equivalent investments held by the Group. Consolidated proforma EBITDA represents EBITDA adjusted for any acquisition, disposal, restructuring or reorganization costs and excluding any non-recurring fees, costs and expenses directly or indirectly related to such transactions.

Pursuant to the Senior Facilities Agreement, the Group is also subject to certain covenants. These covenants include limitation on the Group’s ability to incur additional indebtedness, pay dividends and distribution and repurchase of capital stock. The agreement also contains, solely for the benefit of the RCF lenders, a springing financial covenant that requires the Group to ensure that the Senior Secured Net Leverage Ratio will not exceed 8.50:1.

The Senior Facilities Agreement also provides that at the end of each financial year, the Group is required to make prepayments of a percentage of Excess Cash Flow, depending on the Senior Secured Net Leverage Ratio, in the amounts set out below:

Senior Secured Net Leverage Ratio	Excess Cash Flow prepayment percentage
Greater than 5.00:1	50%
Equal to or less than 5.00:1 but greater than 4.50:1	25%
Equal to or less than 4.50:1	0%

Excess Cash Flow represents the total net cash flow for the year.

The Group was in compliance with all covenants on the Senior Facilities as of December 31, 2020.

The movements in bank loans and bank overdrafts are as follows:

Financial debt movements

in €’000	Loans non-current	Loans current	Overdrafts	Total
Balance as of January 31, 2019	140,128	10,391	278	150,797
Business combination (Optima)	628	169	178	975
Payment of loans and borrowings	(10,000)	(10,100)	(76)	(20,176)
Transfers	(10,000)	10,000	—	—
Decrease through loss of control over NSoft	(128)	(291)	—	(419)

Balance as of December 31, 2019	120,628	10,169	380	131,177

Proceeds from loans and borrowings	421,061	40,996	—	462,057
Transaction costs related to borrowings	(11,160)	—	—	(11,160)
Payment of loans and borrowings	(115,000)	(55,838)	(285)	(171,123)
Transfers	(5,000)	5,000	—	—
Amortization of borrowing costs	125	—	—	125
Foreign currency rate adjustment	—	25	—	25

Balance as of December 31, 2020	410,654	352	95	411,101

21.	Employee benefits

The defined contribution plans are related to the subsidiaries in Norway, Sweden, Germany, the United States, the Philippines, the United Kingdom and Bosnia and Herzegovina. The contributions are recognized as expenses in employee cost and amount to €1,719 and €1,729 during the years ended December 31, 2019 and 2020, respectively. No further obligation exists besides the contributions paid.

Sportradar has four pension plans classified as defined benefit plans. These plans are held in Switzerland, Austria, Slovenia and Philippines. Out of the four plans, only the Switzerland plan is partially funded. The contributions to the fund are based on the percentage of the insured salary, a part of which needs to be paid by the employees and a part by the employer.

The amounts recognized in the financial statements for the defined benefit pension plans as of December 31, 2019 and 2020 are as follows:

Employee defined benefit liabilities	December 31,
in €’000	2019	2020
Defined benefit obligation	10,495	11,860
Fair value of plan assets	(7,876)	(8,072)

Net defined benefit liability	2,619	3,788

The net defined benefit liability is included in other non-current liabilities in the consolidated statements of financial position.

The movements in the defined benefit obligation and the plan assets are as follows:

Movement in the defined benefit obligations

in €’000	2019	2020
Defined benefit obligation as of January 1,	8,297	10,495
Interest expense on defined benefit obligation	73	20
Current service cost	525	577
Contributions by plan participants	207	280
Benefits deposited	(160)	(180)
Past service cost	62	—
Administration cost (excl. cost for managing plan assets)	4	5
Actuarial loss on defined benefit obligation	1,133	606
EUR/ CHF exchange rate loss	354	57

Defined benefit obligation as of December 31,	10,495	11,860

The defined benefit obligations relate to 4 plans: Switzerland (2019: €9.9 million; 2020: €11.2 million), Austria (2019: €0.4 million; 2020: €0.5 million), Slovenia (2019: €0.1 million; 2020: €0.1 million) and Philippines (2019: nil; 2020: €0.1 million).

Fair value of plan assets

in €’000	2019	2020
Fair value of plan assets as of January 1,	6,733	7,876
Interest income on plan assets	56	12
Contributions by the employer	258	352
Contributions by plan participants	208	280
Benefits deposited	(160)	(180)
Return on plan assets excl. interest income	495	(320)
EUR/ CHF exchange rate gain	286	52

Fair value of plan assets as of December 31,	7,876	8,072

22.	Trade payables

The following table represents trade payables:

Trade payables	December 31,
in €’000	2019	2020
License fee payables for capitalized sports data rights – non-current	193,867	144,651
Other trade payables – non-current	5,037	1,506

Trade payables non-current	198,904	146,157

License fee payables for capitalized sports data rights - current	106,072	94,574
Other trade payables and accrued expenses - current	16,699	36,895

Trade payables current	122,771	131,469

Total	321,675	277,626

License agreements which qualify as intangible assets are initially measured at cost. These costs are determined based on the present value of the license payments scheduled over the agreement binding period. As of December 31, 2019 and 2020, the carrying amount of license payments is €299,939 and €239,226, respectively.

23.	Other liabilities

Other liabilities - current:	December 31,
in €’000	2019	2020
Other financial liabilities:
Deferred consideration	2,555	7,243
Due to minority shareholders	912	—
Due to third parties	433	4,984
Other non-financial liabilities:
Payroll liabilities	13,217	14,041
Taxes and fees	4,124	9,384
Provisions	4,697	1,947
Due to related parties	285	134

Total other liabilities - current	26,223	37,733

Other non-current liabilities:	December 31,
in €’000	2019	2020
Other financial liabilities:
Deferred consideration	13,500	6,750
Other non-financial liabilities:
Employee benefit liabilities	2,619	3,788
Other	—	144

Total other non-current liabilities	16,119	10,682

Provisions in €’000	Legal and consulting	Other	Total
Balance as of January 1, 2019	1,000	142	1,142
Additions	3,581	87	3,668
Used	—	(110)	(110)
Released	—	(3)	(3)

Balance as of December 31, 2019	4,581	116	4,697

Additions	1,113	1,690	2,803
Used	(3,351)	(55)	(3,406)
Released	(2,147)	—	(2,147)

Balance as of December 31, 2020	196	1,751	1,947

Refer to note 29 for details on the litigation cases.

24.	Contract liabilities

As of December 31, 2019 and 2020, current contract liabilities of €19,269 and €14,976 and non-current contract liabilities (included in non-current trade payables) of €5,009 and €1,632, respectively, either relate to services not yet rendered but already paid in advance by the customer or arise from barter deals with sports rights licensors. They will be recognized as revenue when the service is provided, which is expected to occur over the next four years.

The full amount of contract liabilities as of December 31, 2018 and 2019 relating to customer prepayments of €12,851 and €15,590, respectively, has been recognized as revenue in 2019 and 2020, respectively. An amount of €2,538 and €3,617 of contract liabilities at December 31, 2018 and 2019, respectively, relating to barter deals has been recognized as revenue in 2019 and 2020, respectively.

As of December 31, 2020, contract liabilities of €5,205, arising from barter deals with sports rights licensors will be recognized as revenue as follows:

in €’000	2020
2021	3,585
2022	1,024
2023	344
2024	252

Total	5,205

Amounts from a customer contract’s transaction price that are allocated to the remaining performance obligations represent contracted revenue that has not yet been recognized. They include amounts recognized as contract liabilities (see above) and amounts that are contracted but the service obligations and payments will be fulfilled in the future.

The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2019 and 2020 is €407.9 million and €540.0 million, respectively. This amount mostly comprises obligations to provide support or deliver data over a period of time, as the respective contracts typically have durations of one or multiple years. €290.6 million and €406.8 million of these amounts are expected to be recognized as revenue over the next 12 months during 2020 and 2021, respectively. The majority of the remaining amount is expected to be recognized until 2023 and 2024, respectively. The amount of transaction price allocated to the remaining performance obligations, and changes in this amount over time, are impacted mainly by currency fluctuations.

25.	Financial instruments – fair values and risk management

25.1 Measurement categories of financial instruments

For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Group would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The carrying amounts of trade and other receivables, trade payables except for those for capitalized sports data rights licenses, and other financial liabilities included in other liabilities, all approximate their fair values due to the short maturities of these financial instruments. The only financial instruments measured at fair value are foreign currency derivatives.

Forward exchange contract fair values were determined based on quoted prices for similar assets and liabilities in active markets using inputs such as currency rates and forward points.

Bank loans and borrowings bore interest at variable rates. The Company assessed that their carrying amount is a reasonable approximation of fair value.

The fair values of interest-bearing financial assets measured at amortized cost equal the present values of their future estimated cash flows. These present values are calculated using market interest rates for the respective currencies and terms.

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. They do not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. The tables present the amounts as of December 31, 2019 and 2020.

	Carrying amounts		Fair values
Financial instruments as of December 31, 2019 in €’000	Mandatorily at FVTPL	At amortized cost	Level 1	Level 2	Level 3
Financial assets measured at fair value
Foreign exchange contracts	1,368			1,368
Loans receivable	900				900
Financial assets not measured at fair value
Cash		57,024
Trade and other receivables		13,291
Unpaid capital contribution		91,164
Deposits		2,224
Advances and loans receivable		7,618			7,733

Total	2,268	171,321		1,368	8,633

Financial liabilities not measured at fair value
Bank overdrafts		380
Loans and borrowings (excluding lease liabilities)		130,797
Loans from minority interest		912		744
Trade and other payables		339,734		346,150
thereof for capitalized licenses		299,939		306,355

Total		471,823		346,894

	Carrying amounts			Fair values
Financial instruments as of December 31, 2020 in €’000	Mandatorily at FVTPL	At amortized cost	Level 1	Level 2	Level 3
Financial assets measured at fair value
Loans receivable	2,665				2,665
Financial assets not measured at fair value
Cash		385,542
Trade and other receivables		24,448
Unpaid capital contribution		89,295
Deposits		2,001
Advances and loans receivable		12,435			12,442

Total	2,665	513,721			15,107

Financial liabilities not measured at fair value
Bank overdrafts		95
Loans and borrowings (excluding lease liabilities)		411,006
Trade and other payables		306,169		300,296
thereof for capitalized licenses		239,226		233,353

Total		717,270		300,296

There were no transfers between Level 1, Level 2 and Level 3 during the years ended December 31, 2019 and 2020.

Net gains and losses from financial assets and liabilities measured at amortized cost are included in notes 8 and 9. Net gains and losses from foreign exchange measurement on financial assets and liabilities measured at amortized cost were €4,771 and €17,937 for the years ended December 31, 2019 and 2020, respectively.

25.2 Financial risk management

The Group’s activities expose it to a variety of financial risks: market risk, liquidity risk and credit risk. The Group’s senior management oversees the management of these risks. The Group’s senior management ensures that the Group’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives. The Group reviews and agrees on policies for managing each of these risks which are described below.

25.3 Market risk

Market risks expose the Group primarily to the financial risks of changes in both foreign currency exchange rates and interest rates. Since 2017, the Group utilizes derivate financial instruments to hedge risk exposures arising from its obligations in US Dollars. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

Financial risk management is carried out by Group Treasury and the CFO under policies preapproved by the Board of Directors. They identify, evaluate and hedge financial risks in close co-operation with the Group’s operating units; and - especially cover foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments; - and investment of excess liquidity.

25.4 Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure that; - as far as possible, it will have sufficient liquidity to meet its liabilities when they become due.

Cash flow forecasting is performed in the operating entities of the Group on a monthly basis and then aggregated by Group Finance which closely monitors the actual status per company and the rolling forecasts of the Group’s liquidity.

The following tables show contractual cash flows for financial liabilities as of December 31, 2020:

Bank debt - contractual cash flows1)	December 31,
in €’000	2019	2020
due within one year	13,465	18,829
due within two to five years	50,304	73,139
due after five years	88,550	455,211

Total	152,319	547,179

1)	The contractual cash flows include future interest payments calculated assuming EURIBOR of 0% plus a margin.

Deferred consideration cash flows	December 31,
in €’000	2019	2020
due within one year	2,555	7,243
due within two to five years	13,500	6,750

Total	16,055	13,993

Trade payables	December 31,
in €’000	2019	2020
due within one year	128,232	133,987
due within two to five years	229,327	149,107
due after five years	6,466	8,355

Total	364,025	291,449

Lease liabilities cash flows	December 31,
in €’000	2019	2020
due within one year	6,555	8,215
due within two to five years	20,355	19,003
due after five years	5,462	2,153

Total	32,372	29,371

Other financial liabilities	December 31,
in €’000	2019	2020
due within one year	1,345	4,656

Total	1,345	4,656

To service the above license payment commitments and other operational requirements, the Group is dependent on existing cash resources, cash generated from operations and borrowing facilities. The Group entered into a new borrowing facility in November 2020. Refer to note 20 for further details.

25.5 Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to financial instruments fails to meet its contractual obligations. The Group is exposed to credit risk from its operating activities (primarily trade receivables), unpaid capital contribution, loans granted and its deposits with banks and financial institutions.

The carrying amounts of financial assets and contract assets represent the maximum credit exposure, please refer to 24.1 above showing categories of financial instruments. At the reporting date, there are no arrangements which will reduce the maximum credit risk.

Impairment losses on financial assets and contract assets recognized in the consolidated statements of profit or loss and other comprehensive income are disclosed in note 16 “Other financial assets” and note 17 “Trade receivables and contract assets”.

As the Group’s risk exposure is mainly influenced by the individual characteristics of each customer, it continuously analyzes the creditworthiness of significant debtors. Due to its international operations and expanding business based on a diversified customer structure, the Group experiences an increasing but still low concentration of credit risk arising from trade receivables. The Group had one customer that accounted for more than 10% of revenues in 2019 with revenues amounting to €39,390 and for the year ended December 31, 2020 no individual customer accounted for more than 10% of revenues. For banks and financial institutions, only parties with a high credit rating are accepted. Furthermore, the Group continuously tracks the financial information of the counterparties of loans granted.

The following table provides information about the exposure to credit risk and ECLs for loans receivable as of December 31, 2019 and 2020:

Loans receivable: exposure to credit risk and ECLs
in €’000	Gross carrying amount	Weighted average loss rate	Impairment loss allowance	Credit- impaired
Grades 1 - 6: Low risk (BBB- to AAA)	988	0.0%	—	no
Grades 7 - 9: Fair risk (BB- to BB+)	3,646	1.6%	(56)	no
Grade 12: Loss (D)	6,702	100.0%	(6,702)	yes

Total as of December 31, 2019	11,336		(6,758)

Grades 1 - 6: Low risk (BBB- to AAA)	658	0.0%	—	no
Grade 10: Substandard (B- to CCC-)	6,243	28.1%	(1,754)	no
Grade 12: Loss (D)	6,702	100.0%	(6,702)	yes

Total as of December 31, 2020	13,603		(8,456)

Credit risk arising from billing sports betting client accounts is mitigated by billing and collecting monies in advance. Customer accounts are suspended if an invoice remains unpaid two weeks after the beginning of the billed month. Credit risk arising from sports media accounts is mitigated by customer credit checks before services are rendered.

The following table provides information about the exposure to credit risk and ECLs for trade receivables from individual customers as of December 31, 2019 and 2020:

Trade receivables from individual customers: exposure to credit risk and ECLs
in €’000	Gross carrying amount	Weighted average loss rate	Impairment loss allowance	Credit- impaired
Current (not past due)	6,502	3.56%	(232)	no
1 to 60 days past due	5,187	4.64%	(241)	no
61 to 90 days past due	757	17.01%	(129)	no
More than 90 days past due	2,990	83.26%	(2,489)	yes

Total as of December 31, 2019	15,436		(3,091)

Current (not past due)	11,410	1.01%	(115)	no
1 to 60 days past due	10,771	5.27%	(567)	no
61 to 90 days past due	828	11.19%	(93)	no
More than 90 days past due	4,637	79.94%	(3,707)	yes

Total as of December 31, 2020	27,646		(4,482)

As of December 31, 2019 and 2020, contract assets at the gross carrying amount of €20,657 and €23,890, respectively, are measured at the same ECL probability as current, not past due trade receivables, which results in an ECL allowance of €103 and €115, respectively, deducted from the contract assets.

25.6 Foreign currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. Sportradar AG invoices more than 85% of its business in its functional currency the Euro. However, license rights are often purchased in foreign currencies and this exposes the Group to a significant risk from changes in foreign exchange rates; in particular, against the US Dollar following the purchase of the NBA sports data and media rights by Sportradar AG. Furthermore, some of the subsidiaries operate in local currencies, mainly AUD, GBP, CHF, NOK and USD. Exchange rates are monitored by the Finance department on a monthly basis, to ensure that adequate measures are taken if fluctuations increase.

In the normal course of business, the Group enters into financial instruments (derivatives) to manage its normal business exposures in relation to foreign currency exchange rates. The foreign exchange forward contracts are not designated as cash flow hedges and are entered into for periods consistent with foreign currency exposure of the underlying transactions, generally from one to 12 months. As of December 31, 2019, and 2020, the nominal value of the foreign exchange forward contracts was USD 54.4 million, with maturity dates within one year, and USD nil, respectively. The transaction risk on foreign currency cash flows is monitored on an ongoing basis by the Group Treasury. The main transaction risk is represented by the US dollar, while other currencies pose minor sources of risk. As of December 31, 2019 and 2020, the Group’s net liability exposure in US dollars was €196,939 and €138,664, respectively. The following table provides the effects of a five and ten percent quantitative change of foreign currency exchange rates of the Euro against the exposed currencies as of December 31, 2019 and 2020, on profit or loss:

Effect of a quantitative change of foreign currency exchange rates of the EURO against the exposed currencies	December 31,
in €’000	2019	2020
€ exchange rate +10%	(19,608)	(13,839)
€ exchange rate +5%	(9,804)	(6,918)
€ exchange rate -5%	9,804	6,918
€ exchange rate -10%	19,608	13,839

25.7 Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group does not actively manage its interest rate exposure.

The Group is mainly exposed to cash flow interest rate risk in conjunction with borrowings. The interest rate is based on market interest rate plus a margin which is based on the leverage ratio as defined in the Credit Facility and Senior Facilities agreements.

For the €420.0 million syndicated Senior Facilities loan, the foreseeable interest expense for 2021 will be €17.9 million, based on 6-months-EURIBOR or at least 0% interest, if the EURIBOR is below 0%, plus margin of 425 base points (determined based on the senior secured net leverage ratio). Financial analysts do not expect EURIBOR to increase above 0%. However, a theoretical increase of 100 base points (one percentage point) above zero increases the interest expenditure for 12 months by €4.2 million.

The Group incurs negative interest rate on cash due to the current interest level in Switzerland.

Loans granted to customers (refer to note 16) bore fixed interest. They do not expose the Group to any interest rate risk.

26.	Commitments

As of December 31, 2020, Sportradar had commitments relating to the following license payments for non-capitalized or not yet capitalized (i.e. license period has not started yet and no advance payments have been made) sports data or media rights licenses:

Commitments: license payments
in €’000	2019	2020
less than one year	7,050	13,698
between more than one and less than two years	3,671	19,666
between more than two and less than three years	2,093	17,499
between more than three and less than four years	699	17,675
more than four years	—	26,875

Total	13,513	95,413

Payments for licenses not yet capitalized amount to €nil and €87.5 million for the years ended December 31, 2019 and 2020, respectively.

27.	Related party transactions

Related parties comprise shareholders of Sportradar Holding AG with significant influence, the Canada Pension Plan Investment Board (CPPIB) as the controlling shareholder of BlackBird (a significant shareholder of Sportradar) since October 3, 2018, key management and certain companies (associates). For related party transactions with key management personnel and the board of directors, please refer to note 28.

During the years ended December 31, 2019 and 2020, the major shareholders holding more than 20% in voting rights of Sportradar Holding AG were: Carsten Koerl (CEO of Sportradar) with 55.1% and BlackBird s. à r.l. with 40.0%. Carsten Koerl holds more than 50% in Bettech Gaming (PTY) LTD based in Cape Town, South Africa, where he also acted as a director. Sportradar generated revenue of €433 and €335 with Bettech in 2019 and 2020, respectively and as of December 31, 2019 and 2020, €94 and €39, respectively were receivable. Additionally, Carsten holds 30% of the shares in Betgames - UAB TV Zaidimai situated in Vilnius, Lithuania, with which revenue of €374 and €nil was generated in 2019 and 2020, respectively.

Slam InvestCo S.à.r.l.(“Slamco”) was established in May 2019 to enable the directors and employees of the Group to invest in Sportradar via the management participation plan (“MPP”) administered by Slamco. As the shares issued by Slamco are linked to the performance of Sportradar and meet the definition of a share-based arrangement under IFRS 2, they are considered share awards to Sportradar’s directors and employees and are accounted for as equity-settled transactions. The share awards granted to employees under the MPP vest upon a listing transaction (“Exit event”).

In 2019, these share awards were issued at their fair value (€71 per share award) which was based on the share price determined from an arm’s length transaction between unrelated parties. Therefore, no related share-based payment expense was recognized in the consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2019. During the year ended December 31, 2019, the total number of share awards granted under the MPP was 303,646.

During 2020, the Group purchased shares of Slamco from former directors and employees upon their resignation. These share purchases were considered to be forfeitures in accordance with IFRS 2. As these shares were issued at fair value and no share-based payment expense was recognized, there was no reversal of expense during 2020 relating to these forfeitures. The Group re-issued some of these forfeited shares to new directors and employees. These shares were issued at a weighted average share price of €74 per share. The fair value of these share awards was determined to be €149 per share and was based on the price determined from an arm’s length share transaction between unrelated parties. The non-market performance condition attached to these share awards was not taken into account in measuring fair value. The difference between the fair value and the issuance price of the share award is recognized as a share-based payment expense over the vesting period on a straight-line basis. This expense amounted to €1,290 for the year ended December 31, 2020 and is recognized within personnel expenses in the consolidated statements of profit or loss and other comprehensive income. During the year ended December 31, 2020, 53,572 share awards were forfeited and an additional 45,008 awards were granted, resulting in a total number of outstanding share awards of 295,082. The forfeited shares that were not re-issued in 2020 amounting to €1,970 are recognized under treasury shares in the consolidated statement of changes in equity as of December 31, 2020.

As of December 31, 2019 and 2020, the Group has outstanding loans that were issued to several members of management of €988 and €660, respectively. The loans have a maturity of 2 years and a fixed interest rate of 5%. The loans were granted to management to empower them to purchase participation shares of Slam InvestCo S.à.r.l.

As of December 31, 2019 and 2020, Slamco holds 27,688 participation certificates in Sportradar Holding AG. Refer to note 16 for details on outstanding proceeds receivable from Slamco from its subscription in participation certificates of the Company.

During the years ended December 31, 2019 and 2020, the transactions with associates are shown below:

Transactions with related parties - Associates in €’000	NSoft		Bayes		Total
	Years Ended December 31,
	2019	2020	2019	2020	2019	2020
Revenue	1,633	1,347	819	1,585	2,452	2,931
Expenses	(571)	(706)	(1,858)	(5,460)	(2,429)	(6,165)

As of December 31, 2019 and 2020, outstanding balances with associates are shown below:

	December 31,
	2019	2020	2019	2020	2019	2020
Trade receivables	165	98	61	550	226	648
Trade payables	(63)	—	(391)	(507)	(454)	(507)

28.	Compensation of the board of directors and key management personnel

During the years ended December 31, 2019 and 2020, the Board of Directors’ (“Verwaltungsrat”) aggregate emoluments amounted to €475 and €60, respectively. Additionally, they were also reimbursed for travel costs of €281 and €34 during the years ended December 31, 2019 and 2020, respectively.

For the years ended December 31, 2019 and 2020, the total compensation awarded to key management personnel amounted to €6,033 and €3,067, respectively. Additionally, Sportradar AG contributed an amount of €248 and €386 to the employee pension fund, for the years ended December 21, 2019 and 2020, respectively.

Compensation paid to key management personnel for employee services, which is included in personnel expenses in the consolidated statement of profit or loss and other comprehensive income, is shown below:

Compensation of key management personnel	Years Ended December 31,
in €’000	2019	2020
Short-term employee benefits	6,508	3,127
Post- employment pension and medical benefits	248	386
Share-based payments	—	1,093

Total	6,756	4,606

29.	Litigation

From time to time, and in the ordinary course of business, the Group may be subject to certain claims, charges and litigation. Management regularly analyzes current information pertaining to ongoing cases including, where applicable, the Group’s defense claims and insurance coverage of any potential liability. The Group recognizes provisions for potential liabilities if they have been advised by its legal counsel that it is probable the legal case against the Group will be successful. In some instances, the ultimate outcome of these cases may have a material impact on the Group’s financial position and earnings.

As of December 31, 2019, Sportradar had a provision of approximately €4.6 million (see note 23) for two outstanding litigation cases. These cases were ultimately settled in fiscal year 2020 for €3.4 million and the remaining provision was released. There is no material litigation outstanding as of December 31, 2020.

30.	Share-based payments

In December 2019, the Group established the Phantom Option Plan (“POP”). Employees were granted 946 options under the POP in January 2020 (“wave 1”). Under the wave 1 terms, upon an exit event, employees are entitled to receive bonus payments equivalent to the difference between the value of the Group’s participation certificates at the date of the exit event and the fair value of the options on grant date. Therefore, these options were initially recognized as cash-settled share-based transactions and classified as a liability.

In December 2020, the POP terms were amended, and 2,529 new options were granted to employees under the amended plan (“wave 2”). Under wave 2, employees are entitled to receive restricted share units (RSUs) of the Company upon an exit event equivalent to the difference between the share price at the exit event date and the fair value of the options at grant date. Therefore, these options are recognized as equity-settled share-based transactions.

Employees that received options under wave 1 were invited to convert their options to wave 2 and all employees accepted. As a result of this modification, the liability recognized originally for the cash-settled share-based payment transaction was derecognized and the modified fair value of the options under wave 2 was recognized in equity reserves, to the extent the awards had vested. The difference between the carrying amount of the liability and the amount recognized in equity reserves of €193 was recognized in personnel expenses in the consolidated statements of profit or loss and other comprehensive income.

The options include a service-based (30%) component and an exit-value based (70%) component. The service-based component vests over five years from the year of grant, subject to the occurrence of an exit event within the five year period. The exit-value based component vests upon an exit event, subject to meeting the required exit value. As of the date of an exit event, the vested service-based options convert to vested RSUs and the employees receive equivalent shares in the Company immediately. Any unvested service-based options and all exit-value based options as of the exit event date will convert to unvested RSUs and vest in equal tranches until 2024.

The fair value of the options issued under the POP has been determined using a stochastic model. Service and non-market performance conditions attached to the arrangement were not taken into account in measuring fair value.

The inputs used in the measurement of the fair value of the service-based and exit-value based components of the phantom options were as follows:

Valuation inputs:	2020
Fair value at grant date	€1,352.74
Share price at grant date	€5,192.46
Exercise price	€3,937.72
Expected volatility (weighted-average)	37.66%
Expected term	2.47 years (service-based options) / 2.06 years (exit-value based options)
Expected dividends	—
Risk-free interest rate (based on Swiss government securities)	—
Required exit value	€2.1 billion

The Group does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model. The expected volatility is based on the historical volatility of public companies that are comparable to the Group over the expected term of the options. The risk-free rate is based on Swiss government securities over a period commensurate with the expected term. The required exit value is the minimum equity value of the Group required for participants to claim their vested options.

The Group recognizes a share-based payment expense on these options on a graded vesting basis from grant date to 2024. For the year ended December 31, 2020, a total share-based payment expense of €1,037 relating to these options has been recognized within personnel expenses in the consolidated statements of profit or loss and other comprehensive income and corresponding credit has been recognized in retained earnings within the consolidated statements of changes in equity. As of December 31, 2020, 3,475 options were issued and outstanding.

31.	Subsequent events

On March 2, 2021, the Group acquired 100% of the voting interest in Fresh Eight Limited, a UK based provider of a personalized messaging platform in the global betting and gaming market. The purchase price included cash consideration of €11.6 million, a deferred purchase price of €0.2 million and a contingent cash consideration up to €10.4 million, which will be determined based on the achievement of specific targets through 2023. The Company is in the process of preparing the purchase price allocation therefore information on goodwill to be recognized and acquisition date fair value of significant assets and liabilities is not available.

Subsequent to December 31, 2020, the Company issued 7,501 share awards under the MPP at €108.66 per share award. On February 22, 2021, the Company amended the MPP agreement to modify the vesting terms. Under the amended agreement, the share awards no longer vest fully upon an exit event, and instead will vest on a graded vesting basis from the date of the exit event until 2024.

On January 29, 2021, the Company issued 208 participation certificates for €1.0 million to a director of the Group.

On March 21, 2021, the Company entered into a definitive agreement to acquire Atrium Sports, Inc. for total consideration of €208.0 million, consisting of cash plus 1,814 Sportradar shares. Atrium Sports, Inc. is a market leader in data and video analytics in the college and professional sports space. The transaction is expected to close in late April/ beginning of May 2021.

On April 7, 2021, the Company issued 1,307 participation certificates for €6.8 million to the seller of Optima, as the first contracted milestones are achieved.

32.	List of consolidated entities

Share of capital in %	December 31, 2019	December 31, 2020
Holding
Sportradar Holding AG, Switzerland
Subsidiaries
Sportradar AG, Switzerland	99.99%	99.99%
DataCentric Corporation, Philippines	100%	100%
Sport Data AG, Switzerland	100%	100%
Sportradar AB, Sweden	100%	100%
Sportradar Americas Inc, USA	100%	100%
Sportradar Solutions LLC, USA	100%	100%
Sportradar US LLC, USA	93%	93%

Share of capital in %	December 31, 2019	December 31, 2020
MOCAP Analytics Inc., USA	100%	100%
Sportradar AS, Norway	100%	100%
Sportradar Australia Pty Ltd, Australia	100%	100%
Sportradar Germany GmbH, Germany	100%	100%
Sportradar GmbH, Germany	100%	100%
Sportradar GmbH, Austria	100%	100%
Sportradar informaticijske tehnologije d.o.o., Slovenia	100%	100%
Sportradar Latam S.A., Uruguay	100%	100%
Sportradar Malta Limited, Malta	100%	100%
Sportradar Managed Trading Services Limited, Gibraltar	100%	100%
Sportradar OÜ, Estonia	100%	100%
Sportradar Polska sp. z o.o., Poland	100%	100%
Sportradar Singapore Pte.Ltd, Singapore	100%	100%
Sportradar UK Ltd, UK	100%	100%
Sportradar Virtual Gaming GmbH, Germany	100%	100%
Sportradar SA (PTY) LTD, South Africa	100%	100%
Sportradar Media Services GmbH, Austria	100%	100%
Optima Information services S.L.U., Spain	100%	100%
Optima research & development S.L.U., Spain	100%	100%
Optima BEG d.o.o., Serbia	100%	100%
Optima Gaming U.S.Ltd, USA	100%	100%
Sportradar Data Technologies India LLP, India	—	100%
Sportradar Capital Sarl SPA, Luxembourg	—	100%
Sportradar Jersey Holding Ltd, UK	—	100%
Sportradar Management Ltd, UK	—	100%
Associated companies that are accounted for under the equity method
Nsoft d.o.o, Bosnia and Herzegovina	40%	40%
Bayes Esports Solutions GmbH, Germany	45%	42.58%

SPORTRADAR HOLDING AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Euros – except for per share data)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2020	2021	2020	2021
Revenue	4	82,199	143,601	191,600	272,072
Purchased services and licenses (excluding depreciation and amortization)		(22,360)	(32,614)	(37,257)	(56,563)
Internally-developed software cost capitalized		1,202	3,367	3,155	5,917
Personnel expenses		(24,009)	(46,843)	(55,619)	(85,445)
Other operating expenses		(6,636)	(20,439)	(17,925)	(34,941)
Depreciation and amortization		(17,232)	(27,885)	(52,907)	(64,089)
Impairment loss / Gain on reversal of impairment on trade receivables, contract assets and other financial assets		(1,256)	(287)	(2,047)	(102)
Share of loss of equity-accounted investees		(481)	(416)	(1,043)	(1,090)
Finance income		5,099	11,348	9,436	13,017
Finance costs	6	(7,233)	(9,034)	(12,698)	(23,449)

Net income before tax		9,293	20,798	24,695	25,327
Income tax expense	7	(1,680)	(5,496)	(4,464)	(7,677)

Profit for the period		7,613	15,302	20,231	17,650

Other Comprehensive Income / (loss)
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability		18	18	35	36
Related deferred tax income		(2)	(2)	(5)	(5)

		16	16	30	31
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustment		679	1,117	76	617
Foreign currency translation adjustment attributable to non-controlling interests		76	50	7	(98)

		755	1,167	83	519

Other comprehensive income for the period, net of tax		771	1,183	113	550

Total comprehensive income for the period		8,384	16,485	20,344	18,200

Profit attributable to:
Owners of the Company		7,627	15,226	20,242	17,435
Non-controlling interests		(14)	76	(11)	215

		7,613	15,302	20,231	17,650

Total comprehensive income attributable to:
Owners of the Company		8,322	16,359	20,348	18,083
Non-controlling interests		62	126	(4)	117

		8,384	16,485	20,344	18,200

Profit per ordinary share attributable to owners of the Company
Basic and diluted		14.45	28.70	38.36	32.95

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

SPORTRADAR HOLDING AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Euros)

	December 31, 2020	June 30, 2021
Assets
Current assets
Cash	385,542	190,679
Trade receivables	23,812	29,472
Contract assets	23,775	39,556
Other assets and prepayments	15,018	15,724
Income tax receivables	1,661	1,099

	449,808	276,530

Non-current assets
Property and equipment	33,983	34,935
Intangible assets and goodwill	346,069	552,637
Equity-accounted investees	9,884	8,794
Other financial assets	95,055	105,614
Other assets	—	2,931
Deferred tax assets	22,218	24,491

	507,209	729,402

Total assets	957,017	1,005,932

Current liabilities
Loans and borrowings	8,040	6,894
Trade payables	131,469	115,699
Other liabilities	37,733	64,396
Contract liabilities	14,976	20,061
Income tax liabilities	7,535	7,794

	199,753	214,844

Non-current liabilities
Loans and borrowings	430,639	429,199
Trade payables	146,157	119,933
Other non-current liabilities	10,682	8,735
Deferred tax liabilities	5,654	26,914

	593,132	584,781

Total liabilities	792,885	799,625

Share capital	302	302
Participation certificates	161	164
Treasury shares	(1,970)	(624)
Additional paid-in capital	99,896	116,234
Retained earnings	68,027	91,750
Other reserves	859	1,507

Equity attributable to owners of the Company	167,275	209,333

Non-controlling interest	(3,143)	(3,026)

Total equity	164,132	206,307

Total liabilities and equity	957,017	1,005,932

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

SPORTRADAR HOLDING AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of Euros)

	Share capital	Particip. Certificates	Treasury shares	Additional paid in capital	Retained earnings	Foreign currency translation reserve	Reserve from actuarial gains and losses	Attributable to owners of the Group	Attributable to non-controlling interests	Total Equity
Equity as of January 1, 2020	302	161	—	107,776	50,820	(1,648)	(386)	157,025	(2,981)	154,044
Net profit for the period	—	—	—	—	20,242	—	—	20,242	(11)	20,231
Other comprehensive income	—	—	—	—	—	76	30	106	7	113

Total comprehensive income	—	—	—	—	20,242	76	30	20,348	(4)	20,344

Purchase of MPP share awards	—	—	(2,050)	—	—	—	—	(2,050)	—	(2,050)
Reclassification of unpaid contribution of capital	—	—	—	(8,200)	(440)	—	—	(8,640)	—	(8,640)

Equity as of June 30, 2020	302	161	(2,050)	99,576	70,622	(1,572)	(356)	166,683	(2,985)	163,698

Equity as of January 1, 2021	302	161	(1,970)	99,896	68,027	2,035	(1,176)	167,275	(3,143)	164,132
Net profit for the period	—	—	—	—	17,435	—	—	17,435	215	17,650

Other comprehensive income	—	—	—	—	—	617	31	648	(98)	550

Total comprehensive income	—	—	—	—	17,435	617	31	18,083	117	18,200

Issuance of participation certificates	—	3	—	7,748	—	—	—	7,751	—	7,751
Issuance of MPP share awards	—	—	1,346	304	—	—	—	1,650	—	1,650
Reclassification of unpaid contribution of capital	—	—	—	5,383	669	—	—	6,052	—	6,052
Equity-settled share-based payments	—	—	—	2,903	5,619	—	—	8,522	—	8,522

Equity as of June 30, 2021	302	164	(624)	116,234	91,750	2,652	(1,145)	209,333	(3,026)	206,307

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

SPORTRADAR HOLDING AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Euros)

	Six Months Ended June 30,
	2020	2021
OPERATING ACTIVITIES:
Profit for the period	20,231	17,650
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expense	4,464	7,677
Interest income	(3,317)	(3,505)
Interest expense	6,429	15,314
Other financial expenses net	(263)	(1,118)
Amortization of intangible assets	48,047	59,327
Depreciation of property and equipment	4,860	4,762
Equity – settled share-based payments	—	8,522
Other	1,133	755

Cash flow from operating activities before working capital changes, interest and income taxes	81,584	109,384

Increase in trade receivables, contract assets, other assets and prepayments	(8,606)	(16,946)
Increase / (Decrease) in trade and other payables, contract and other liabilities	10,925	(4,968)

Changes in working capital	2,319	(21,914)

Interest paid	(5,429)	(14,339)
Income taxes paid	(2,625)	(5,587)

Net cash from operating activities	75,849	67,544

INVESTING ACTIVITIES:
Acquisition of intangible assets	(40,344)	(58,317)
Acquisition of property and equipment	(1,113)	(2,060)
Acquisition of subsidiaries, net of cash acquired	(38)	(197,931)
Disposal of property and equipment	—	18
Collection of loans receivable	243	221
Issuance of loans receivable	(1,386)	(1,300)
Collection of deposits	178	51
Payment of deposits	(26)	(75)

Net cash used in investing activities	(42,486)	(259,393)

FINANCING ACTIVITIES:
Payment of lease liabilities	(1,467)	(3,029)
Proceeds from borrowing of bank debt	42,145	—
Payments on bank debt	(45,670)	(2,084)
Change in bank overdrafts	(163)	(63)
Purchase of MPP share awards	(1,500)	—
Proceeds from issuance of MPP share awards	—	1,650
Proceeds from issue of participation certificates	—	1,002

Net cash from financing activities	(6,655)	(2,524)

Net increase (decrease) in cash	26,708	(194,373)
Cash at the beginning of the period	57,024	385,542
Effects of movements in exchange rates	220	(490)

Cash at the end of the period	83,952	190,679

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

SPORTRADAR HOLDING AG

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Euros – unless stated otherwise)

1.	General information

1.1 Reporting entity

Sportradar Holding AG (the “Company”) and its subsidiaries (together “Sportradar” or the “Group”) are a leading provider of sports data services and premium partner for the sports betting and media industries. The Group provides sports data services to the bookmaking world with its brand “Betradar” and to the international media industry under the brand “Sportradar Media Services”.

The parent company Sportradar Holding AG was incorporated on September 21, 2018, as a stock corporation (“Aktiengesellschaft”) under the laws of Switzerland, located in St. Gallen, Switzerland, and registered in the Commercial Register of the district court in St. Gallen.

1.2 Basis of preparation

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board have been condensed or omitted pursuant to such rules and regulations. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2020. The consolidated statement of financial position as of December 31, 2020, included herein, was derived from the audited consolidated financial statements of the Group as of that date. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021, due to seasonal fluctuations in the Group’s operations as a result of timing of the various sport seasons, sporting events and other factors.

1.3 Going concern

These interim condensed consolidated financial statements have been prepared by management on the assumption that the Group will, for the foreseeable future, be able to realize its assets and discharge its liabilities in the normal course of business.

1.4 Coronavirus

The outbreak of the novel coronavirus (“COVID-19”) has adversely impacted global commercial activity and contributed to significant volatility in financial markets. The further waves of COVID-19 in the recent months prolonged the strict measures imposed by the government of the respective geographies such as continued working from home requirements, restricted travel and social distancing measures. Since January 1, 2021, sporting events have continued to resume and the Group has continued the delivery of content to its clients. The Group is closely and continually monitoring the impact of the COVID-19 pandemic on its business, employees, customers, and communities.

2.	Significant accounting policies

2.1 New and amended standards and interpretations

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards effective as of

January 1, 2021. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2021, but do not have a material impact on the interim condensed consolidated financial statements of the Group.

2.2 Use of judgments and estimates

In preparing these interim condensed consolidated financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the consolidated financial statements as of December 31, 2020.

3.	Business combinations

Acquisition of Fresh Eight Limited

On March 2, 2021, the Group acquired 100% of the voting interest in Fresh Eight Limited (“Fresh 8”), a UK based provider of a personalized messaging platform in the global betting and gaming market. The acquisition of Fresh 8 will extend Sportradar`s current Ad`s business unit.

The Group paid a purchase price in cash of €11.6 million as consideration for the 100% interest in Fresh 8 at closing date. As part of the purchase agreement, a deferred consideration payable of €0.5 million was determined based on the working capital adjustment at period end. An additional contingent consideration will be paid to the seller in three tranches. If certain milestones stipulated in the purchase agreement are achieved, the seller will receive up to €9.7 million as cash payments in 2021, 2022 and 2023 which will be considered as part of the total purchase consideration transferred. The fair value of the contingent consideration included in the total purchase price as of March 2, 2021 was €8.2 million. An additional €0.6 million of contingent consideration was determined to be remuneration and will be recognized over the earn-out period.

Transaction costs of €447 were incurred and included in other operating expenses.

The fair values of the identifiable assets and liabilities of Fresh 8 as of the date of acquisition are as follows:

in €‘000	March 2, 2021
Customer base	4,863
Technology	3,402
Property and equipment	69
Trade receivables	377
Contract assets and other assets	176
Cash	152
Current liabilities	(327)
Deferred tax liability, net	(1,570)

Net assets acquired	7,142

Goodwill	13,168

Consideration transferred	20,310

The goodwill mainly reflects synergy potential based on the ability to improve US penetration of the Ads market and further strengthen the Group’s Ads business. Goodwill is not expected to be deductible for tax purposes.

The fair value of tangible and intangible assets and liabilities was based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparables.

The cash flows arising from the acquisition of Fresh 8 in 2021 were as follows:

in €‘000
Cash consideration paid for acquisition of subsidiary	(11,563)
Cash acquired with the subsidiary	152

Net cash paid for acquisition (included in cash used in investing activities)	(11,411)
Transaction costs of the acquisition (included in cash from operating activities)	(447)

Net cash outflow on acquisition of subsidiary	(11,858)

Acquisition of Atrium Sports, Inc.

On May 6, 2021, the Group acquired 100% of the voting interest in Atrium Sports, Inc. (“Atrium”), a market leader in data and video analytics in the college and professional sports space. The acquisition complements and extends Sportradar’s 360-degree product suite, as well as supports the company’s drive to deepen & broaden its relationships with key sports organizations globally.

The Group transferred cash of €183 million and issued 1,805 participation certificates of the Company in connection with the acquisition. The fair value of the 1,805 participation certificates was determined to be €22 million as of May 6, 2021 and was based on bids received from independent third parties in connection with a potential acquisition of the Company. The participation certificates are subject to certain non-market performance vesting conditions and service vesting conditions. A portion of the participation certificates, amounting to €9 million, was determined to be part of the total purchase consideration and the remaining €13 million of the participation certificates was determined to be remuneration. The fair value of the participation certificates determined to be part of the total purchase consideration is recognized within other liabilities in the interim condensed consolidated statement of financial position as this part is subject to certain re-purchase provisions. This deposit liability will unwind at the respective vesting dates with a corresponding credit to additional paid-in capital. The fair value of the participation certificates determined to be remuneration will be recognized as a share-based payment expense over the vesting period on a graded vesting basis. For the six months ended June 30, 2021, the Group recognized share-based compensation expense of €2.9 million in the interim condensed consolidated statements of profit or loss and other comprehensive income.

Transaction costs of €3.1 million were incurred and included in other operating expenses.

The fair values of the identifiable assets and liabilities of Atrium as of the date of acquisition are as follows:

in €‘000	May 6, 2021
Customer base	16,477
Brand	1,679
Technology	56,540
Property and equipment	3,537
Trade receivables	1,974
Contract assets and other assets	3,899
Cash	1,087
Current liabilities	(19,564)
Non-current liabilities	(1,253)
Deferred tax liability, net	(15,605)

Net assets acquired	48,771

Goodwill	143,448

Consideration transferred	192,219

While the Group uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, due to the short time period since the acquisition the purchase price allocation is not final yet and maybe subject to refinement. The fair value of Atrium`s intangible assets (customer base, brand & technology) has been measured provisionally, pending completion of an independent valuation.

The useful life for the acquired technology and customer base is estimated to be 10 years.

The trade receivables acquired comprise gross contractual amounts of €2,865, of which €891 are expected to be uncollectible at the date of acquisition.

The goodwill mainly reflects Atrium`s workforce and synergies to complement and extend Sportradar`s product suite and strategic growth. Goodwill is not expected to be deductible for tax purposes.

The fair value of tangible and intangible assets and liabilities was based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparables.

The cash flows arising from the acquisition of Atrium in 2021 were as follows:

in €‘000
Cash consideration paid for acquisition of subsidiary	(183,043)
Cash acquired with the subsidiary	1,087

Net cash paid for acquisition (included in cash used in investing activities)	(181,956)
Transaction costs of the acquisition (included in cash from operating activities)	(3,076)

Net cash outflow on acquisition of subsidiary	(185,032)

Since the acquisition, the revenue, net loss before tax and net loss amounts included in the condensed consolidated statement of profit or loss and other comprehensive income for the six months ended June 30, 2021 are €4.4 million €(2.6) million and €(2.7) million, respectively. If the acquisition had occurred on January 1, 2021, the pro forma consolidated revenue, net income before tax and net loss for the six months ended June 30, 2021 would have been €279.0 million, €2.7 million and €(4.9) million, respectively. This principally includes adjustments from the impact of the amortization of intangible assets and remuneration from the vesting of participation certificates.

Acquisition of Interact Sport Pty Ltd.

On June 9, 2021, the Group acquired 100% of the voting interest in Interact Sport Pty Ltd. for cash consideration of €4.7 million. As part of the purchase agreement, a deferred consideration payable of €0.4 million was determined to be withheld for the next 15 months as security for any possible claims. If certain milestones stipulated in the purchase agreement are achieved, the seller and key employees will receive up to €3 million in earn-out compensation as cash payments in 2021, 2022, 2023 and 2024. The fair value of the cash payments will be recognized as remuneration over the earn-out period. Interact Sport Pty Ltd. is an Australian based sports data and technology company with partnerships across a range of leading sporting organizations with a particular depth and expertise in cricket. The acquisition of Interact will expand Sportradar`s expertise in cricket.

Transaction costs of €134 were incurred and included in other operating expenses.

The fair values of the identifiable assets and liabilities of Interact as of the date of acquisition are as follows:

in €‘000	June 9, 2021
Customer base	793
Technology	966
Brand	73
Trade receivables	222
Contract assets and other assets	359
Cash	107
Current liabilities	(435)
Deferred tax liability, net	(550)

Net assets acquired	1,535

Goodwill	3,606

Consideration transferred	5,141

The fair value of tangible and intangible assets and liabilities was based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparables.

While the Group uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, due to the short time period since the acquisition the purchase price allocation is not final yet and maybe subject to refinement. As a result, amounts recorded in the preliminary purchase price allocation may change.

The cash flows arising from the acquisition of Interact in 2021 were as follows:

in €‘000
Cash consideration paid for acquisition of subsidiary	(4,671)
Cash acquired with the subsidiary	107

Net cash paid for acquisition (included in cash used in investing activities)	(4,564)
Transaction costs of the acquisition (included in cash from operating activities)	(134)

Net cash outflow on acquisition of subsidiary	(4,698)

4.	Revenue from contracts with customers

Set out below is the Group’s revenue from major product groups:

	Three Months Ended June 30,		Six Months Ended June 30,
in €‘000	2020	2021	2020	2021
Betting data / Betting entertainment tools	33,787	55,132	78,082	103,047
Managed Betting Services (“MBS”)	9,264	19,987	21,409	37,549
Virtual Gaming and E-Sports	5,173	4,064	8,884	7,926

Betting revenue	48,224	79,183	108,375	148,522
Betting AV revenue	22,762	36,317	56,723	75,603
Other revenue	5,791	10,620	13,144	19,031

Rest of the World revenue	76,777	126,120	178,242	243,156
United States revenue	5,422	17,481	13,358	28,916

Total Revenue	82,199	143,601	191,600	272,072

5.	Segmental information

Set out below is the information related to each reportable segment for the six months ended June 30, 2020 and 2021.

	Three Months Ended June 30, 2020
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	48,224	22,762	5,422	76,408	5,791	82,199
Segment Adjusted EBITDA	22,815	8,339	(4,011)	27,143	642	27,785
Amortization of sport rights	(1,287)	(6,228)	(3,476)	(10,991)	—	(10,991)

	Three Months Ended June 30, 2021
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	79,183	36,317	17,481	132,981	10,620	143,601
Segment Adjusted EBITDA	46,982	10,667	(4,644)	53,005	(783)	52,222
Amortization of sport rights	(3,751)	(12,733)	(2,944)	(19,428)	—	(19,428)

	Six Months Ended June 30, 2020
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	108,375	56,723	13,358	178,456	13,144	191,600
Segment Adjusted EBITDA	56,812	18,210	(12,386)	62,636	218	62,854
Amortization of sport rights	(4,983)	(23,718)	(11,376)	(40,077)	—	(40,077)

	Six Months Ended June 30, 2021
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	148,522	75,603	28,916	253,041	19,031	272,072
Segment Adjusted EBITDA	86,586	19,640	(8,262)	97,964	(1,691)	96,273
Amortization of sport rights	(7,679)	(31,430)	(9,754)	(48,863)	—	(48,863)

Reconciliation of information on reportable segments to the amounts reported in the interim condensed consolidated financial statements:

	Three Months Ended June 30,		Six Months Ended June 30,
in €‘000	2020	2021	2020	2021
Segment Adjusted EBITDA	27,785	52,222	62,854	96,273
Unallocated corporate expenses(1)	(10,117)	(20,625)	(22,067)	(36,506)
Share based compensation	—	(4,656)	—	(8,522)
Finance income	5,099	11,348	9,436	13,017
Finance costs	(7,233)	(9,034)	(12,698)	(23,449)
Depreciation and amortization	(17,232)	(27,885)	(52,907)	(64,089)
Amortization of sport rights	10,991	19,428	40,077	48,863
Impairment loss on other financial assets	—	—	—	(260)

Net income before tax	9,293	20,798	24,695	25,327

(1)	Unallocated corporate expenses primarily consist of salaries and wages for Group management, legal, human resources, finance, office, technology and other costs not allocated to the segments

6.	Finance costs

	Three Months Ended June 30,		Six Months Ended June 30,
in €‘000	2020	2021	2020	2021
Interest expense
Accrued interest on license fee payables	1,769	1,748	3,657	3,706
Interest on loans and borrowings	1,366	5,872	2,772	11,608
Other finance costs
Foreign exchange losses	4,098	1,414	6,269	8,135

Total	7,233	9,034	12,698	23,449

7.	Income taxes

Income tax expense is recognized based on management`s best estimate of the weighted average annual income tax rate expected for the full year multiplied by the pre-tax income for the six months ended June 30, 2021 and 2020.

The Group´s effective tax rate for the six months ended June 30, 2021 increased to 30.3% (six months ended June 30, 2020: 18.1%). The main drivers for the increase were the share based compensation relating to the MPP share awards and awards granted to the sellers of Atrium and the participation certificates issued to a director of the Group, which are non-tax deductible and the effect of tax losses in the Luxembourg entity and Sportradar Holding AG not recognized as a deferred tax asset.

8.	Capital and reserves

On January 29, 2021, the Company issued 208 participation certificates for €1.0 million to a director of the Group. On April 7, 2021, the Company issued 1,307 participation certificates for €6.8 million to the seller of Optima, as the first contracted milestones were achieved. On May 6, 2021, the Company issued 1,805 participation certificates in connection with the acquisition of Atrium. See note 3 for further details on the Atrium acquisition.

During the six months ended June 30, 2020, €8,200 was reclassified from unpaid contribution of capital to additional paid-in capital as a result of the purchase of forfeited MPP share awards. During the six months ended June 30, 2021, €5,383 was reclassified from additional paid-in capital to unpaid contribution of capital as a result of the re-issuance of MPP share awards.

9.	Financial instruments – fair values and risk management

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. They do not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

The tables present the amounts as of as of December 31, 2020 and June 30, 2021.

	Carrying amounts		Fair values
Financial instruments as of December 31, 2020 in €‘000	Mandatorily at FVTPL	At amortized cost	Level 1	Level 2	Level 3
Financial assets measured at fair value
Loans receivable	2,665				2,665
Financial assets not measured at fair value
Cash		385,542
Trade and other receivables		24,448
Unpaid capital contribution		89,295
Deposits		2,001
Advances and loans receivable		2,483			2,491

Total	2,665	503,769			5,156

Financial liabilities not measured at fair value
Bank overdrafts		95
Loans and borrowings (excluding lease liabilities)		411,006
Deferred consideration		13,993
Trade and other payables		304,537		298,664
thereof for capitalized licenses		239,226		233,353

Total		729,631		298,664

*	The Company has adjusted the December 31, 2020 comparative amounts for certain immaterial errors to align with the June 30, 2021 presentation.

	Carrying amounts		Fair values
Financial instruments as of June 30, 2021 in €‘000	Mandatorily at FVTPL	At amortized cost	Level 1	Level 2	Level 3
Financial assets measured at fair value
Loans receivable	3,786				3,786
Financial assets not measured at fair value
Cash		190,679
Trade and other receivables		30,031
Unpaid capital contribution		98,675
Deposits		2,197
Advances and loans receivable		2,361			2,365

Total	3,786	323,943			6,151

Financial liabilities measured at fair value
Contingent consideration	8,321				8,321

Financial liabilities not measured at fair value
Bank overdrafts		40
Loans and borrowings (excluding lease liabilities)		411,114
Deferred consideration		8,214
Trade and other payables		282,718		279,622
thereof for capitalized licenses		204,594		201,498

Total	8,321	702,086		279,622	8,321

There were no transfers between Level 1, Level 2 and Level 3 during the six months ended June 30, 2021.

10.	Related party transactions

Slam InvestCo S.à.r.l. (“Slamco”) was established in May 2019 to enable the directors and employees of the Group to invest in Sportradar via the management participation plan (“MPP”) administered by Slamco. As the shares issued by Slamco are linked to the performance of Sportradar and meet the definition of a share-based arrangement under IFRS 2, they are considered share awards to Sportradar’s directors and employees. During the six months ended June 30, 2021, the Company amended the MPP agreement to modify the vesting terms. Under the amended agreement, the share awards no longer vest fully upon an exit event, and instead will vest on a graded vesting basis from the date of the exit event until 2024. There was no change to the total cost of the existing MPP share awards to be recognized over the vesting period as a result of this amendment.

For the six months ended June 30, 2020 and 2021, the total number of share awards granted under the MPP was nil and 7,501, respectively. These share awards were issued at €108.66 per share award. The fair value of these share awards was determined to be €759.84 per share award and was based on a valuation conducted in connection with a potential acquisition of the Company and bids received from independent third parties. For the six months ended June 30, 2020 and 2021, the Group recognized share-based compensation expense of €nil and €4,706, respectively, in the interim condensed consolidated statements of profit or loss and other comprehensive income.

During the six months ended June 30, 2021, 208 participation certificates were granted to a director of the Group. These participation certificates were issued at €4,808 per certificate. The fair value of these participation certificates was determined to be €12,237 per certificate. There are no vesting conditions. Therefore, a share-based payment expense in the amount of €1,545 was recognized at grant date.

11.	Subsequent events

On July 22, 2021, Sportradar entered into a 10-year global partnership with the National Hockey League and certain of its affiliated companies (“NHL”) (the “License Agreement”). Under the terms of the License Agreement, Sportradar is named as the official betting data rights, official betting streaming rights and official media data rights partner of the NHL, as well as an official integrity partner of the NHL. Pursuant to the License Agreement, Sportradar granted the NHL the right to acquire an aggregate of up to 2,127 participation certificates for an exercise price of € 3,937.52 and $30 million of participation certificates at fair value upon a public exit event. Additionally, Sportradar granted the NHL a warrant to exercise 2,668 participation certificates at a subscription price of € 10,307.35 per participation certificate under the current structure.